Form 10-K, Exhibit 13
period 1994-06-30
SILICON GRAPHICS INC /CA/
filed 1994-09-28
CIK 802301

MANAGEMENT'S DISCUSSION AND ANALYSIS




RESULTS OF OPERATIONS   The following table sets forth, for the fiscal years
indicated, certain income and expense items as a percentage of total revenues (percentages may not add due to rounding):

                                                             1994           1993           1992(1)

Product and other revenues                                   89.0%          88.7%          89.4%
Service revenue                                              11.0           11.3           10.6
                                                       ------------------------------------------
Total revenues                                              100.0          100.0          100.0
Cost of product and other revenues                           42.7           40.5           41.7
Cost of service revenue                                       5.9            7.1            7.4
                                                       ------------------------------------------
Gross margin                                                 51.4           52.5           50.9
Research and development expenses                            12.0           12.5           14.8
Selling, general and administrative expenses                 26.4           28.5           33.3
Merger-related expenses                                        --             --           12.7
Restructuring costs                                            --             --            2.7
                                                       ------------------------------------------
Operating income (loss)                                      13.0           11.5          (12.5)
Interest expense                                             (0.6)          (0.3)          (0.3)
Interest income and other, net                                0.9            0.3            1.0
                                                       ------------------------------------------
Income (loss) before income taxes                            13.3           11.5          (11.8)
Provision for income taxes                                    3.8            3.4            2.8
                                                       ------------------------------------------
Net income (loss)                                             9.5%           8.0%          (9.0)%

(1) The Company merged with MIPS Computer Systems, Inc. in June 1992. The merger was accounted for on a pooling of interests basis, and accordingly the results presented for fiscal 1992 have been restated to include those of MIPS.


Total revenues were $1.48 billion in 1994, $1.09 billion in 1993 and $867 million in 1992, reflecting growth of 36% from fiscal 1993 to 1994 and 26% from fiscal 1992 to 1993. Revenue growth in fiscal 1994 and fiscal 1993 reflected increased shipments across the entire product line, as well as increased service revenue supporting a larger installed base. The effect of the 39% increase in unit volumes in fiscal 1994 was partially offset by the continued shift toward lower priced workstations. The Company expects this trend to continue in fiscal 1995.

PRODUCT AND OTHER REVENUES   For fiscal 1994, the Company's low-end products
(Indy, IRIS Indigo-R-, and Indigo(2) workstations and servers) accounted for 62% of shipment revenue while the high-end products (CHALLENGE and Onyx) comprised 38%. The weighting of product mix was essentially the same year-to-year. The remainder of the product and other revenues are primarily attributable to software and subsystem products, royalties, licensing fees and NRE contracts.

Revenue from outside of North America provided 47%, 49%, and 47% of total revenues in fiscal 1994, 1993, and 1992, respectively. The geographic mix in fiscal 1994 reflected a strong performance from the Company's North American operations but lower growth in certain European markets which continue to be affected by weak economic conditions. Japanese business grew 33% despite continued economic weakness in that country.

During fiscal 1994, the Company expanded its product line by introducing higher performance models which provide graphics and/or computing performance enhancements over the Company's earlier products. The Company also introduced high performance, low cost products, in particular Indy, a digital media desktop workstation with an entry price of $5,999. The introduction of Indy and upgrades to existing products contributed substantially to the revenue growth of the Company.

SERVICE REVENUE   Service revenue, which is comprised of hardware and software support and maintenance, accounted for 11.0%, 11.3%, and 10.6% of total revenues in fiscal 1994, 1993, and 1992, respectively. The increases are a direct result of the increases in the Company's shipment revenues, resulting in a larger installed base. The Company expects the percentage of service revenue to total revenue to continue at or near the current level.

COST OF GOODS SOLD AND GROSS MARGIN   Cost of product and other revenues
include costs related to product shipments, including materials, labor, overhead and other direct or allocated costs involved in their manufacture or delivery. Costs associated with NRE revenue are recognized in research and development expense. Cost of service revenue includes all costs incurred in the support and maintenance of the Company's products.

In fiscal 1994, the overall gross margin decreased to 51.4% from 52.5% in fiscal 1993. The decrease was due to lower pricing on desktop products, which was partially offset by increased service margins. The Company's gross margins are affected by a number of factors and will fluctuate from period to period. See "Factors That May Affect Future Results."

Service margins increased to 46% in fiscal 1994 from 38% in fiscal 1993. The increase in gross margin on service revenue was primarily a result of efficiencies from the continuing increase in the installed base of the Company's products. Management believes that the service margins achieved in fiscal 1994 are at the high end of the sustainable range.

In fiscal 1993, the overall gross margin increased to 52.5% from 50.9% in fiscal 1992. This increase was primarily due to an increase in manufacturing efficiencies and an increase in service margins from 30% in fiscal 1992 to 38% in fiscal 1993, partially offset by less favorable product mix within the high-end product line.

RESEARCH AND DEVELOPMENT   Research and development expenses increased by 30% in
fiscal 1994 over fiscal 1993 and increased 7% in fiscal 1993 over fiscal 1992. The increase in fiscal 1993 over fiscal 1992 of only 7% was a result of the elimination of duplicate functions after the merger. Research and development expense as a percentage of total revenues decreased to 12.0% in 1994 from 12.5% in 1993, as result of the large increase in total revenue. The Company will continue to increase the dollar amount of research and development spending in fiscal 1995, and plans that the expense as a percentage of total revenues will be at approximately the level reported in fiscal 1994.

SELLING, GENERAL AND ADMINISTRATIVE   Selling, general and administrative
expenses decreased to 26.4% of total revenues in fiscal 1994 compared to 28.5% in 1993 and 33.3% in 1992. The decrease is a result of rapid revenue growth, expense management and economies of scale. The Company believes it received the full benefit in fiscal 1993 of increased efficiencies associated with the 1992 merger. The Company does not expect that selling, general and administrative expenses as a percent of total revenue will experience further significant declines in fiscal 1995.

MERGER-RELATED EXPENSES   Merger-related expenses of $110 million were recorded
in the fourth quarter of fiscal 1992. The merger-related expenses were associated with the closing of duplicate facilities, write-offs of inventory, equipment and capitalized software related to duplicate product lines, professional fees, employee severance packages, and the integration of the companies' management information systems. No additional charges were recorded during fiscal 1993 or fiscal 1994, and the Company believes that no further charges will be required.

RESTRUCTURING COSTS   Prior to its merger with Silicon Graphics, MIPS
implemented a corporate restructuring in September 1991. Employee severance costs, together with write-downs of capitalized software, inventory and equipment, and a provision for idle facility costs, resulted in a one-time charge of $23.4 million during fiscal 1992.

INTEREST EXPENSE   Interest expense increased in fiscal 1994, as a result of
both increased debt associated with the issuance of the zero coupon debentures and higher interest rates.

Interest expense increased slightly in fiscal 1993, primarily as a result of the increased debt incurred in constructing the Company's manufacturing facility in Switzerland. This increase was in part offset by a reduction in interest expense realized when the Company repaid a portion of the Company's Senior Notes.

INTEREST INCOME AND OTHER, NET Interest income and other, net for fiscal 1994 increased 313% from fiscal 1993 primarily due to increased interest income as a result of higher invested cash balances, higher interest earned on investments, and lower foreign exchange hedging costs.

Interest income and other, net for fiscal 1993 decreased 64% from fiscal 1992 primarily due to lower average investment balances, lower interest rates on investments and higher costs of foreign exchange hedging.

PROVISION FOR INCOME TAXES   The Company's combined state, federal and foreign
tax rate was approximately 29% for fiscal year 1994 compared to 30% for the prior fiscal year. The combined income tax rate for the fiscal 1994 was comprised of an effective tax rate of 30% and a non-recurring benefit from the Revenue Reconciliation Act of 1993 in the amount Of $2.3 million attributable to the retroactive extension of the research and development credit to the beginning of fiscal year 1993 and the effect of applying the increased corporate tax rate to the Company's deferred tax asset. The combined tax rate differed from the federal statutory rate primarily as a result of the imposition of state taxes, the tax benefit derived from the Company's Foreign Sales Corporation, and foreign earnings taxed at lower rates. The Company does not provide for U.S. federal income taxes on undistributed earnings of foreign subsidiaries which it intends to permanently reinvest in those operations.

In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." The Company adopted SFAS 109 in its first quarter of fiscal 1994 and has applied its provisions retroactively to fiscal 1989. The effect of adopting SFAS 109 is to increase previously reported net income for years prior to fiscal 1994 by a cumulative $39.7 million. The restatement decreased the net loss for fiscal 1992 by $40.4 million ($.36 per share) and decreased net income for fiscal 1993 by $7.5 million ($.05 per share).

NET INCOME   As a result of the above factors, net income was $141 million for fiscal 1994 compared to $88 million in fiscal 1993.

FINANCIAL CONDITION   Stockholders' equity increased by $234 million in fiscal
1994 and $143 million in fiscal 1993 primarily as a result of increased net income, sales of common stock through employee benefits plans, and tax benefits.

During fiscal 1994 the Company's cash and cash equivalents, short-term investments and long-term financial instruments increased by $390 million. This increase was primarily due to positive cash flow from operating activities of $260 million, net proceeds of $195 million from the sale of twenty-year zero coupon convertible subordinated debentures, and $49 million from sales of stock through employee benefit programs. This was partially offset by $89 million of capital expenditures, increases in other assets of $22 million, and $3 million of other items.

As of June 30, 1994, the Company's principal sources of liquidity included cash, cash equivalents and short and long-term investments of $588 million, and up to $20 million available under bank lines of credit. The Company believes that these resources should be adequate to fund the Company's projected cash needs through at least fiscal 1995. The Company believes that the level of financial resources is an important competitive factor in the computer industry and, accordingly, may elect to raise additional capital through debt or equity financing in anticipation of future needs.



FACTORS THAT MAY AFFECT FUTURE RESULTS

As is true for technology companies generally, Silicon Graphics operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risks.

PERIOD-TO-PERIOD FLUCTUATIONS   The Company has experienced substantial revenue
growth in recent years, and it plans its operating expenses, many of which are relatively fixed in the short term, on the basis that its revenues will continue to grow. As a result it may not be possible for management to quickly adjust expense levels in response to revenue shortfalls. Further, because of short delivery cycles the Company generally does not have a large order backlog, which makes the forecasting of revenue inherently less certain. This uncertainty is compounded because each quarter's revenue results predominantly from orders received and shipments made during the last month of the quarter, with a disproportionate amount occurring in the latter half of that month. This pattern sharply limits the Company's ability to react to revenue shortfalls within a particular quarter. Accordingly, even relatively minor shipment disruptions, which could result from factors such as supply constraints, delays in the availability of new products, an unanticipated change in product mix, transit interruptions or natural disasters, may cause a particular period's results to be substantially below expectations.

The Company's results have followed a seasonal pattern, with relatively strong second and fourth fiscal quarters and weaker first and third fiscal quarters, reflecting the buying patterns of the Company's customers. A variety of other factors may cause period-to-period fluctuations in revenues and profitability, including changes in the mix of high-end and desktop products, the mix of configurations within a product line, the geographic mix of sales, and the percentage of revenues derived from service or NRE during any fiscal period.

Nearly half of the Company's revenue is derived from sales outside the United States and many key components for its products are produced outside the United States. As a result, the Company's financial performance could be negatively affected by such factors as changes in foreign currency exchange rates, trade protection measures, generally longer accounts receivable collection patterns, and changes in regional or worldwide economic or political conditions. The Company's sales to foreign customers are subject to export regulations, with sales of some of the Company's high-end products requiring clearance and export licenses from the U.S. Department of Commerce. The Company's export sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of the Company's products.

Sales in foreign countries are generally priced in local currencies and therefore are subject to the effects of currency exchange fluctuations. Changes in foreign currency exchange rates can have either a positive or negative effect on revenue and/or income in any given period. The Company attempts to reduce the impact of currency fluctuations on net income primarily through the use of forward exchange contracts and foreign currency options that hedge foreign currency denominated receivables between the parent and its international subsidiaries. The Company has generally not hedged capital expenditures, investments in subsidiaries, inventory purchases or the anticipated sales or net income of its international subsidiaries.

The Company's stock price, like that of other technology companies, is subject to significant volatility. If revenues or earnings in any quarter fail to meet expectations of the investment community, there could be an immediate impact on the Company's stock price. In addition, the Company's stock price may be affected by broader market trends that may be unrelated to the Company's performance.

PRODUCT DEVELOPMENT AND INTRODUCTION   The Company has achieved revenue growth
and profitability that are well above average within the computer industry because it has been able to develop and rapidly bring to volume production highly differentiated, technologically complex and innovative products. The Company's future results depend on its ability to sustain this competitive advantage. As in prior years, the Company plans to introduce a number of new products in fiscal 1995, including products that will replace products in the Company's current product offering. A number of risks are inherent in this process.

The process of developing new technology and incorporating it in the Company's products is increasingly complex and uncertain, which raises the potential for delays in new product introduction. The introduction of a new computer system requires close collaboration and continued technological advancement, involving multiple hardware and software design and manufacturing teams within the Company as well as teams at outside suppliers of key components such as semiconductor and storage products. The failure of any one of these elements could cause the Company's new products to fail to meet specifications or to miss the aggressive timetables that the Company establishes. As the variety and complexity of the Company's product offering increases, the process of planning production and inventory levels also becomes more difficult.

The Company generally has derived a substantial portion of its revenues in any fiscal period from its most recently introduced products. During fiscal 1994, the Company introduced new products at both the desktop and high-end of its product line, most of which have shipped in volume. The Company's results could be adversely affected by such factors as development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of the introduction of new products.

The Company's customers require applications software that addresses their needs. The Company develops very limited applications software, and thus relies on the availability of key third-party applications software addressing a wide range of customer requirements. The Company actively manages programs to promote the development of such applications, but there can be no assurance that all competitively important applications will be available for the Company's systems.

DEVELOPMENT AND ACCEPTANCE OF MIPS RISC ARCHITECTURE   All of the Company's
system products incorporate microprocessors based upon the Company's MIPS RISC microprocessor architecture. The Company licenses the manufacturing and distribution rights to these microprocessors to selected semiconductor manufacturing companies (the "Semiconductor Partners"). The Company and its Semiconductor Partners generally have jointly funded the development of new MIPS RISC microprocessors, including the R4200 and R8000 processors introduced in fiscal 1994. Changes in the timing, level or availability of such funding could adversely affect the continued development of the MIPS RISC architecture or increase the portion of the development budget that is borne by the Company. The Company believes that the continued development and broad acceptance of the MIPS architecture are critical to its future success.

NEW VENTURES   During fiscal 1993 and 1994, the Company entered into several ventures with other companies to address new and emerging markets, including ventures with Time Warner, Nintendo and AT&T. While the Company believes that these new ventures are strategically important, there are substantial uncertainties associated with the development of new products and technologies for evolving markets. The success of these ventures will be determined not only by the Company's efforts, but also by those of its venture partners. Initial timetables for the development and introduction of new technologies, products or services may not be achieved, and price/performance targets may not prove feasible. External factors, such as the development of competitive alternatives or government regulation, may cause new markets to evolve in an unanticipated direction.

COMPETITION   The computer industry is highly competitive and is characterized by rapid technological advances in both hardware and software development, which result in steadily improving price/performance and shortening product life cycles. As the segments in which the Company operates continue to grow faster than the industry as a whole, the Company is experiencing an increase in competition, and it expects this trend to continue. Many of the Company's competitors have substantially greater technical, marketing and financial resources than the Company, as well as a larger installed base of customers and a wider range of general purpose applications software available for their platforms. The strong competition faced throughout the Company's product line can result in significant discounting of sales prices which would decrease the Company's gross margins.

BUSINESS DISRUPTION   The Company's corporate headquarters, including its
research and development operations and most of its manufacturing facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. Operating results could be materially affected by a significant earthquake. The Company is predominantly self-insured for losses and business interruptions of this kind.

SELECTED CONSOLIDATED FINANCIAL DATA



                                                                                   Years ended June 30
(In thousands, except per share amounts)                     1994         1993(1)        1992(1)      1991(1,2)      1990(1,2)
OPERATING DATA:

Total revenues                                         $1,481,602     $1,091,200      $ 866,593      $ 698,488      $ 520,531
Costs and expenses:
   Cost of goods sold                                     719,660        518,712        425,540        319,316        229,941
   Research and development                               177,217        136,641        127,905         93,094         64,613
   Selling, general and administrative                    391,583        310,761        288,302        240,014        169,92O
   Merger-related expenses                                     --             --        110,000             --             --
   Restructuring costs                                         --             --         23,416             --             --
                                                   ------------------------------------------------------------------------------
Operating income (loss) from
   continuing operations                                  193,142        125,086       (108,570)        46,064         56,057
Interest and other, net                                     4,536            187          5,968          9,401          1,838
                                                   ------------------------------------------------------------------------------
Income (loss) from continuing operations
   before income taxes                                    197,678        125,273       (102,602)        55,465         57,895
Income (loss) from continuing operations                  140,674         87,691        (78,063)        36,098         38,032
Net income (loss)                                         140,674         87,691        (78,063)        36,098         33,967
Income (loss) per common share(3):
   Income (loss) from continuing operations:
      Primary                                          $     0.91     $     0.60      $   (0.74)     $    0.31      $    0.39
      Fully diluted                                    $     0.91     $     0.60      $   (0.74)     $    0.31      $    0.38
   Net income (loss):
      Primary                                          $     0.91     $     0.60      $   (0.74)     $    0.31      $    0.35
      Fully diluted                                    $     0.91     $     0.60      $   (0.74)     $    0.31      $    0.34
Weighted average common shares and
   common share equivalents outstanding(3):
      Primary                                             154,486        146,132        112,944        118,598         99,760
      Fully diluted                                       154,486        146,132        112,944        118,598        109,840


BALANCE SHEET DATA:

Cash and cash equivalents, short-term investments
   and long-term financial instruments                 $  587,750     $  197,480      $ 183,165      $ 294,573      $ 177,792
Working capital                                           668,087        418,366        376,252        469,695        332,605
Total assets                                            1,518,783      1,013,027        845,320        839,293        538,510
Long-term debt                                            229,950         25,989         27,295         29,297         37,945
Stockholders' equity                                      921,261        687,696        544,960        651,219        379,894


STATISTICAL DATA:

Number of employees                                         4,357          3,743          3,575          3,345          2,702
Revenue/employee (average; in thousands)               $      359     $      307            249      $     225      $     225
Long term debt/total capitalization                           20%             4%             5%             4%             9%

(1) These periods have been restated to reflect the adoption of FASB Statement No. 109, "Accounting for Income Taxes."

(2) These periods have been restated to reflect the merger of Silicon Graphics, Inc. and MIPS Computer Systems, Inc. in fiscal 1992, which has been accounted for on a pooling of interests basis. The periods prior to fiscal 1992 combine the June 30 results of Silicon Graphics with the prior calendar year of MIPS.

(3) All share and per share data above has been retroactively restated to reflect a two-for-one stock split in the form of a stock dividend which was distributed in December 1993. The Company has not paid dividends on its common stock to date and does not anticipate paying cash dividends in the foreseeable future.

QUARTERLY DATA



                                                                   Fiscal 1994 (unaudited)
(In thousands, except per share amounts)             June 30       March 31       Dec. 31        Sept. 30
Total revenues                                      $433,277       $376,293       $370,396       $30l,636
Cost and expenses:
    Cost of goods sold                               208,725        183,390        181,407        146,138
    Research and development                          51,064         44,568         42,560         39,025
    Selling, general and administrative              112,559         99,394         96,131         83,499
Operating income                                      60,929         48,941         50,298         32,974
Interest income and other, net                         1,211          1,197          1,616            512
Income before taxes                                   62,140         50,138         51,914         33,486
Net income                                            43,497         35,097         36,340         25,740
Net income per common share(2)                      $   0.28       $   0.23       $   0.24       $   0.17
Weighted average common shares and common
    share equivalents outstanding(2)                 156,035        155,523        154,046        151,140


                                                                    Fiscal 1993 (unaudited)(1)
(In thousands, except per share amounts)              June 30      March 31       Dec. 31        Sept. 30

Total revenues                                      $319,269       $270,666       $270,170       $231,095
Cost and expenses:
    Cost of goods sold                               151,557        129,876        128,234        109,045
    Research and development                          38,288         34,931         33,440         29,982
    Selling, general and administrative               84,265         76,456         79,110         70,930
Operating income                                      45,159         29,403         29,386         21,138
Interest income (expense) and other, net               1,116           (484)         2,014         (2,459)
Income before taxes                                   46,275         28,919         31,400         18,679
Net income                                            32,393         20,243         21,980         13,075
Net income per common share(2)                      $   0.22       $   0.14       $   0.15       $   0.09
Weighted average common shares and common
    share equivalents outstanding(2)                 149,576        146,714        143,804        140,580

(1) These periods have been restated to reflect the adoption of FASB Statement No. 109, "Accounting for Income Taxes."
(2) All share and per share data above has been retroactively restated to reflect a two-for-one stock split in the form of a stock dividend which was distributed in December 1993.

CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                      Year ended June 30
(In thousands, except per share amounts)                                    1994              1993(1)             1992(1)

Product and other revenues                                            $1,318,693          $  967,710          $  774,911
Service revenue                                                          162,909             123,490              91,682
                                                                   -------------------------------------------------------
Total revenues                                                         1,481,602           1,091,200             866,593


Cost and expenses:
    Cost of product and other revenues                                   632,440             441,540             361,157
    Cost of service revenue                                               87,220              77,172              64,383
    Research and development                                             177,217             136,641             127,905
    Selling, general and administrative                                  391,583             310,761             288,302
    Merger-related expenses                                                   --                  --             110,000
    Restructuring costs                                                       --                  --              23,416
                                                                   -------------------------------------------------------
        Total costs and expenses                                       1,288,460             966,114             975,163
                                                                   -------------------------------------------------------


Operating income (loss)                                                  193,142             125,086            (108,570)


Interest expense                                                          (8,302)             (2,924)             (2,774)
Interest income and other, net                                            12,838               3,111               8,742
                                                                   -------------------------------------------------------
Income (loss) before income taxes                                        197,678             125,273            (102,602)
Provision for income taxes                                                57,004              37,582             (24,539)
                                                                   -------------------------------------------------------
Net income (loss)                                                        140,674              87,691             (78,063)
Preferred stock dividend requirement                                          --                  --               5,231
                                                                   -------------------------------------------------------
Net income (loss) available to common stockholders                    $  140,674          $   87,691           $ (83,294)
                                                                   -------------------------------------------------------

Net income (loss) per common share                                    $     0.91          $     0.60           $   (0.74)
                                                                   -------------------------------------------------------

Common shares and common share equivalents
    used in the calculation of net income per common share               154,486             146,132             112,944

See accompanying notes.

(1) These periods have been restated to reflect the adoption of FASB Statement No. 109, "Accounting for Income Taxes."


                                                      CONSOLIDATED BALANCE SHEET


                                                                                As of  June  30
(Dollars in thousands, except per share amounts)                            1994              1993(1)

ASSETS

Current assets:
  Cash and cash equivalents                                           $  310,767          $  142,668
  Short-term investments                                                  90,147              12,142
                                                                   -----------------------------------
    Total cash and short-term investments                                400,914             154,810
  Accounts receivable, net of allowance for doubtful
    accounts of $8,298 in 1994, $6,717 in 1993                           391,271             317,470
  Inventories                                                            164,319             156,165
  Prepaid expenses and other current assets                               67,862              70,359
                                                                   -----------------------------------
    Total current assets                                               1,024,366             698,804
Long-term financial instruments                                          186,836              42,670
Property and equipment, at cost, net of accumulated
  depreciation and amortization                                          183,330             151,740
Other assets                                                             124,251             119,813
                                                                   -----------------------------------
                                                                      $1,518,783          $1,013,027
                                                                   -----------------------------------

LIABILITIES
AND STOCKHOLDERS'
EQUITY

Current liabilities:
  Accounts payable                                                    $   85,781          $   92,020
  Accrued compensation                                                    46,216              33,543
  Income taxes payable                                                    50,390              39,215
  Other accrued liabilities                                               80,457              46,026
  Long-term debt due within one year                                      10,450               7,048
  Accrued merger expenses                                                 10,303              12,140
  Deferred revenue                                                        72,682              50,446
                                                                   -----------------------------------
    Total current liabilities                                            356,279             280,438
Deferred revenue and other accrued expenses, long-term                     1,928               5,102
Long-term debt due after one year                                        229,950              25,989
Accrued merger expenses, long-term                                         9,365              13,802
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value: Issuable in series,
    2,000,000 shares authorized; Series A: 35,000 convertible
    preferred shares authorized, issued and outstanding                   33,996              33,996
  Common stock, $.001 par value; 200,000,000 shares
    authorized; shares issued and outstanding:
    139,212,257 in 1994; 131,574,612 in 1993.                                139                 132
  Additional paid-in capital                                             678,211             601,981
  Retained earnings                                                      195,985              56,361
  Accumulated translation adjustment                                      12,930              (4,774)
                                                                   -----------------------------------
    Total stockholders' equity                                           921,261             687,696
                                                                   -----------------------------------
                                                                      $1,518,783          $1,013,027

See accompanying notes.

(1) This period has been restated to reflect the adoption of FASB Statement No. 109, "Accounting for Income Taxes."


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY





                                                                                            Retained
                                                                            Additional      Earnings  Accumulated          Total
Three years ended June 30, 1994        Preferred Stock     Common Stock        Paid-In  (Accumulated  Translation  Stockholders'
(In thousands)                        Shares     Amount   Shares   Amount      Capital      Deficit)   Adjustment         Equity

Balance, June 30, 1991(1,2)              170  $ 166,686  106,476    $ 106    $ 417,855     $  69,889     $ (3,317)     $ 651,219
  Common stock issued, net of
    repurchases                           --         --   15,486       16       96,894            --           --         96,910
  Recognition of compensation
    expense in connection with
    voluntary separation incentive
    program                               --         --       --       --        1,018            --           --          1,018
  Acquisition of minority interest
    in subsidiary                         --         --      280       --        2,459            --           --          2,459
  Convertible preferred stock,
    Series A preferred dividends          --         --       --       --           --        (1,050)          --         (1,050)
  Convertible preferred stock,
    Series C preferred dividends          --         --       --       --           --        (4,181)          --         (4,181)
  Repurchase of preferred stock,
    Series C                            (135)  (132,690)      --       --           --       (17,310)          --       (150,000)
  Currency translation adjustment         --         --       --       --           --            --        2,536          2,536
  Tax benefit from stock options          --         --       --       --       19,375            --           --         19,375
  Net loss                                --         --       --       --           --       (78,063)          --        (78,063)
  Net transactions of MIPS during
    eliminated period from
    January 1, 1991 to
    June 30, 1991                         --         --    1,316        2        4,939           435         (639)         4,737
                                      -------------------------------------------------------------------------------------------


Balance, June 30, 1992(1)                 35  $  33,996  123,558    $ 124    $ 542,540     $ (30,280)    $ (1,420)     $ 544,960
  Common stock issued, net of
    repurchases                           --         --    8,016        8       42,884            --           --         42,892
  Convertible preferred stock,
    Series A preferred dividends          --         --       --       --           --        (1,050)          --         (1,050)
  Currency translation adjustment         --         --       --       --           --            --       (3,354)        (3,354)
  Tax benefit from stock options          --         --       --       --       16,557            --           --         16,557
  Net income                              --         --       --       --           --        87,691           --         87,691
                                      -------------------------------------------------------------------------------------------


Balance, June 30, 1993                    35  $  33,996  131,574    $ 132    $ 601,981     $  56,361     $ (4,774)     $ 687,696
  Common stock issued, net of
    repurchases                           --         --    7,638        7       49,380            --           --         49,387
  Convertible preferred stock,
    Series A preferred dividends          --         --       --       --           --        (1,050)          --         (1,050)
  Currency translation adjustment         --         --       --       --           --            --       17,704         17,704
  Tax benefit from stock options          --         --       --       --       26,850            --           --         26,850
  Net income                              --         --       --       --           --       140,674           --        140,674
                                      -------------------------------------------------------------------------------------------


Balance, June 30, 1994                    35  $  33,996  139,212    $ 139    $ 678,211     $ 195,985     $ 12,930      $ 921,261


See accompanying notes.

(1) These periods have been restated to reflect the adoption of FASB Statement No. 109, "Accounting for Income Taxes."
(2) This period has been restated to reflect the merger of Silicon Graphics, Inc. and MIPS Computer Systems, Inc. in fiscal 1992, which has been accounted for on a pooling of interests basis.



                                      30/31

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                   Year ended June 30
(In thousands)                                                            1994           1993(1)       1992(l)


CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                       $140,674        $87,691       $(78,063)
Adjustments to reconcile net income to
  net cash provided by operating activities:
  Depreciation and amortization                                           84,200         64,297         63,399
  Non-cash portion of merger expenses                                         --             --         37,017
  Non-cash portion of restructuring charge                                    --             --         17,219
  Accrued interest on convertible subordinated debenture                   5,565             --             --
  Other                                                                   18,051         (3,374)         2,795
  (Increase) decrease in assets:
     Accounts receivable                                                 (73,829)       (77,575)       (27,216)
     Inventories                                                          (8,255)       (32,333)       (24,178)
     Prepaid expenses and other current assets                             2,497         (2,124)       (37,224)
  Increase (decrease) in liabilities:
     Accounts payable                                                     (6,461)        35,728          7,229
     Accrued compensation                                                 12,673          6,623          4,635
     Income taxes payable                                                 38,025         28,668         43,362
     Other accrued liabilities                                            34,432          4,425          5,846
     Deferred revenue                                                     21,612         10,805          7,061
     Deferred revenue and other accrued
       expenses, long-term                                                (2,550)         2,944         (5,488)
     Accrued merger expenses                                              (6,412)       (40,440)        67,012
                                                                        ---------------------------------------
        Total adjustments                                                119,548         (2,356)       161,469
                                                                        ---------------------------------------
      Net cash provided by operating activities                          260,222         85,335         83,406


CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                   Year ended June 30
(In thousands)                                                            1994           1993(1)       1992(l)


CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                                     (89,350)       (83,615)       (66,972)
Increase in other assets                                                 (22,308)       (20,366)       (65,026)
Investments in short-term financial instruments                          (83,795)      (109,643)       (36,337)
Principal proceeds from matured short-term investments                    59,703        136,380        126,247
Investments in long-term financial instruments                          (265,410)       (52,869)       (12,546)
Principal proceeds from redemption of
  long-term investments                                                   67,331             --         19,012
Net decrease in cash and cash equivalents of MIPS
  for the period January 1991 to June 1991.                                   --             --        (10,556)
                                                                        ---------------------------------------
    Net cash used in investing activities                               (333,829)      (130,113)       (46,178)
                                                                        ---------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES:

Repurchase of preferred stock                                                 --             --       (150,000)
Sale of common stock                                                      48,738         42,223         99,312
Issuance of debt                                                         204,006          1,761          4,856
Payments of debt principal                                                (9,988)        (9,973)        (8,303)
Cash dividends - preferred stock                                          (1,050)        (1,050)        (5,925)
                                                                        ---------------------------------------
    Net cash provided by (used in) financing activities                  241,706         32,961        (60,060)
                                                                        ---------------------------------------
Net increase (decrease) in cash and cash equivalents                     168,099        (11,817)       (22,832)
Cash and cash equivalents at beginning of period                         142,668        154,485        177,317
                                                                        ---------------------------------------
Cash and cash equivalents at end of period                             $ 310,767      $ 142,668      $ 154,485


See accompanying notes.


(1) These periods have been restated to reflect the adoption of FASB Statement No. 109, "Accounting for Income Taxes."



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION Silicon Graphics, Inc. ("Silicon Graphics" or the "Company") is a leading manufacturer of high-performance visual computing systems. The company delivers interactive three-dimensional graphics, digital media and multiprocessing supercomputing technologies to technical, scientific and creative professionals. Its subsidiary, wholly-owned MIPS Technologies, Inc., designs and licenses the industry's leading RISC processor technology for the computer systems and consumer electronics markets. The Company distributes its products primarily through a direct sales force, but also works with original equipment manufacturers, value-added resellers and value-added dealers.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of significant intercompany transactions and balances, including transactions between the Company and MIPS Computer Systems, Inc. ("MIPS"), which was merged into the Company effective June 29, 1992, for relevant periods prior to such merger date (See Note 2). These periods have been restated to reflect the merger, which has been accounted for as a pooling of interests. The consolidated financial statements for all periods prior to fiscal 1992 have not been restated for the change in fiscal year. Such periods include Silicon Graphics' results of operations and balance sheet data on a June 30 fiscal year basis and MIPS' on a December 31 calendar year basis. The financial statements of foreign subsidiaries have been converted into U.S. dollars using applicable exchange rates.

CASH, CASH EQUIVALENTS AND INVESTMENTS Cash and cash equivalents consist of cash on deposit with banks and high quality money market instruments with original maturities of 90 days or less, and are stated at cost, which approximates fair value. Short-term investments consist of high quality money market instruments with original maturities greater than 90 days, but less than or equal to one year, and are stated at cost, which approximates fair value. Long-term financial instruments consist of high quality financial securities with maturities greater than one year, and are stated at cost, which approximates fair value. The Company's long-term financial investments typically have a maximum maturity of three years.

FAS 115 The Company will adopt Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," effective July 1, 1994. Had SFAS 115 been adopted for the June 30, 1994 balance sheet, the impact on the Company's financial position would be immaterial.

FAS 109 The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," in the first quarter of fiscal 1994 and has applied its provisions retroactively to fiscal 1989. The impact of adopting SFAS 109 is to increase previously reported net income for years prior to fiscal 1994 by a cumulative $39.7 million. The restatement decreased the net loss for fiscal 1992 by $40.4 million ($0.36 per share) and decreased net income for fiscal 1993 by $7.5 million ($0.05 per share).

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company invests its excess cash in deposits with major banks, in U.S. Treasury and U.S. Agency obligations and in money market securities of companies with strong credit ratings and in a variety of industries. These investments typically bear minimal risk. This diversification of risk is consistent with the Company's policy to maintain high liquidity and ensure safety of principal.

The Company sells its products to a large number of customers in diversified industries, primarily in the United States, Europe and the Pacific/Americas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

The Company invests its excess cash in deposits with major banks, in U.S. Treasury and U.S. Agency obligations and in money market securities of companies with strong credit ratings and from a variety of industries. Those securities classified as cash equivalents and short-term investments typically mature within one year of their purchase date. The Company's long-term financial investments typically have a maximum maturity of three years.

INVENTORIES Manufacturing inventories are stated at the lower of cost (first-in, first-out) or market. Service and marketing inventories are stated at cost less depreciation (typically based on a two- to five-year life).

The inventory detail at June 30, 1994 and 1993 is as follows (in thousands):


                                                        1994           1993

Raw materials                                      $   9,602      $  26,016
Work-in-process                                       48,680         44,958
Finished goods                                        17,829         16,616
Service and marketing                                 88,208         68,575
                                                ----------------------------
  Total inventories                                $ 164,319      $ 156,165


PROPERTY AND EQUIPMENT Property and equipment detail at June 30, 1994 and 1993 is as follows (in thousands):


                                                        1994           1993

Land and building                                  $  28,980      $  26,742
Machinery and equipment                              228,129        175,978
Furniture and fixtures                                50,806         44,230
Leasehold improvements                                58,066         41,573
                                                ----------------------------
                                                     365,981        288,523
Accumulated depreciation and amortization           (182,651)      (136,783)
                                                ----------------------------
Net property and equipment                         $ 183,330      $ 151,740


Property and equipment are stated at cost and depreciation is computed using the straight-line method. Useful lives of two-to-five years are used for machinery and equipment and furniture and fixtures; leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. Property and equipment includes $7,511,000 and $1,801,000 of equipment under capital leases at June 30, 1994 and 1993. Accumulated depreciation for such equipment was $2,281,000 and $951,000 at June 30, 1994 and 1993.

OTHER ASSETS Other assets are primarily composed of prepaid income taxes, purchased technologies, capital investments, refundable deposits related to facilities, purchased software costs, prepaid software license fees, capitalized internally developed software costs and goodwill. Purchased technologies, capitalized software and licenses and goodwill are generally amortized on a straight-line basis, over the course of their respective useful lives.

Internally developed software costs and purchased software costs are capitalized at the point of technological feasibility, in accordance with Statement of Financial Accounting Standards No. 86 ("SFAS 86") issued by the Financial Accounting Standards Board ("FASB"). Such costs are amortized, commencing upon first customer shipment of the derivative software products, over the greater of either the straight-line basis with an estimated useful life of three years or the ratio of current revenue to the total of current and anticipated future revenue. Goodwill represents the excess cost over fair value of net assets acquired primarily from Silicon Graphics World Trade Corporation in fiscal 1991, and is amortized on a straight-line basis over a 20-year period.

REVENUE RECOGNITION Product and other revenues primarily include revenue from system and software products shipments, revenue from the sale of software distribution rights, revenue from technology licensing agreements and non-recurring engineering ("NRE") contracts. Product revenues are recognized at the time of shipment to the customers and the Company has no additional performance obligations. Initial software fees are recognized when the product has been delivered and provided that the Company has no additional performance obligations. Revenue recognition under technology agreements is dependent on the nature and level of efforts required to deliver and/or support the technology transfer. Generally, technology revenue is recognized upon the completion of contract requirements or milestones.

Service revenue results primarily from customer support and maintenance contracts, and is recognized ratably over the related contractual period.

Deferred revenue includes prepaid royalty payments which are recognized on a straight-line basis over the useful life of the technology licensed under the agreements and revenue related to future commitments under service contracts.

PRODUCT WARRANTY The Company provides at the time of sale for the estimated cost to warrant its products against defects in materials and workmanship. Through fiscal 1994, this was generally for 90 days from the date of shipment with some international sales having warranties of up to one year. At the beginning of fiscal 1994, the Company introduced new low-end products with one year worldwide warranties.

FOREIGN CURRENCY TRANSLATION The Company translates the assets and liabilities of its foreign subsidiaries to U.S. dollars at the rates of exchange in effect at the end of the period. Gains and losses from this translation are credited or charged to the "accumulated translation adjustment" account included in stockholders' equity. The effect of fluctuating foreign exchange rates on the value of monetary assets and liabilities that are denominated in currencies other than the relevant entity's functional currency is recognized in current operations and has not been significant to the Company's operating results in any period. Revenues and expenses are translated using rates in effect during the period.

FOREIGN EXCHANGE CONTRACTS The Company enters into forward foreign exchange and currency option contracts as a hedge against the effects of fluctuating currency exchange rates on certain monetary assets and liabilities (primarily cash, accounts receivable and payable) denominated in currencies other than the functional currency of the relevant entity. Gains and losses on these contracts, which equal the difference between the foreign exchange contract rate and the prevailing market spot rate at the time of valuation, are recognized in the consolidated statement of operations. At June 30, 1994, the Company had forward contracts open in seventeen currencies with a face and fair market value of $174,700,435 and maturities between July 1, 1994 and October 19, 1994 ($148,997,000 at June 30, 1993 with maturities between July 15, 1993 and August 1, 1993). At June 30, 1994 and 1993, there were no currency option contracts outstanding.

STOCK SPLIT On November 11, 1993, the Company announced a two-for-one stock split of its common stock payable in the form of a stock dividend which was distributed on December 15, 1993 to holders of record on November 30, 1993. In connection with the stock split the Company issued 67,549,236 shares of common stock. All shares and per share data have been restated for all periods presented to reflect the stock split.

PER SHARE DATA For years in which the Company had net income, primary earnings per share are computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents include stock options and warrants using the treasury stock or modified treasury stock method (whichever applies) and, if dilutive for the relevant periods, convertible securities which are considered common stock equivalents under relevant accounting rules, on an as-if-converted basis. Interest expense related to convertible securities assumed to be converted is added back into net income on a tax adjusted basis for purposes of the calculations. Dividends associated with convertible preferred stock are deducted from net income in calculating earnings per share unless the preferred stock is treated on an as-if-converted basis. For the purpose of calculating earnings per share, the Company's Series A and C convertible preferred stocks are considered to be common stock equivalents.

For the year in which the Company's results were in a net loss position, loss per share data was computed using only the weighted average number of common shares outstanding during the period and preferred stock dividends were deducted from the net loss. Fully diluted earnings per share are substantially the same as reported earnings per share.

Fully diluted earnings per share are calculated using the same factors as primary earnings per share with the exception that, if dilutive, convertible securities not defined as common stock equivalents are included in the share count on an as-if-converted basis for the period for which they were outstanding. The related interest expense is added to the amount used for the primary calculation if conversion is assumed. Fully diluted earnings per share are substantially the same as reported earnings per share.

RELATED PARTY TRANSACTIONS The Company has from time to time engaged in significant transactions with related parties in the ordinary course of business. Significant related parties are: Tandem Computers, Incorporated as a representative of Tandem is a member of the Company's board of directors; Control Data Systems, Inc. ("CDSI") due to the Company's investment in common stock of CDSI; and, NKK Corporation of Japan through its ownership of 100% of Series A Convertible Preferred Stock (See Note 6).

Product and other revenues for the years ended June 30, 1994, 1993, and 1992 included, in aggregate, sales to related parties in the amount of $83,094,000; $56,717,000; and $27,240,000, respectively. In addition, purchases from related parties totaled in aggregate $1,880,000; $1,505,000; and $4,918,000 in the years ended June 30, 1994, 1993, and 1992, respectively. Amounts receivable from and payable to such related parties were immaterial at June 30, 1994 and 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  MERGER WITH MIPS COMPUTER SYSTEMS, INC.

On June 29, 1992, the Company merged with MIPS Computer Systems, Inc. ("MIPS") and acquired all of the common stock of MIPS for 26,774,580 shares of the Company's common stock. MIPS was a designer, manufacturer and marketer of products based on Reduced Instruction Set Computing technology.
The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements and notes to consolidated financial statements have been restated to include the results of MIPS for all periods presented. Included in total revenue for fiscal 1992 are revenues from MIPS of $128,936,000. Included in net income (loss) for fiscal 1992 is income
(loss) from MIPS of $67,579,000. Adjustments to combine both entities, consisting primarily of intercompany transactions, were not significant.

The Company incurred substantial costs in connection with the merger and consolidation of operations. Included in the accompanying consolidated statement of operations for the year ended June 30,1992 are merger-related expenses totaling $110,000,000, consisting primarily of charges for elimination of duplicate facilities, discontinuance of duplicate product lines and related supporting assets, professional fees and personnel severance costs.

3.  INCOME TAXES

As discussed in Note 1, the Company adopted SFAS 109 in the first quarter of 1994 and has applied the provisions of the SFAS retroactively to fiscal 1989.

The components of income before income taxes consist of the following (in thousands):


                                                                              Year Ended June 30,
                                                                     1994           1993           1992
United States                                                      $110,328       $ 65,296     $ (119,189)
International                                                        87,350         59,977         16,587
                                                                  ----------------------------------------
                                                                  $ 197,678      $ 125,273      $(102,602)

The provision for income taxes consists of the following (in thousands):

                                                                      Year Ended June 30,
                                                      Federal        State          Foreign        Total

1994
    Current                                         $ 31,180       $  8,083      $  19,518      $  58,781
    Deferred                                          (9,303)           959          6,567         (1,777)
                                                    ------------------------------------------------------
                                                                                                $  57,004
1993
    Current                                           16,639          3,372         13,724         33,735
    Deferred                                           2,106          1,826            (85)         3,847
                                                    ------------------------------------------------------
                                                                                                $  37,582
1992
    Current                                           41,291          3,056         12,182         56,529
    Deferred                                         (73,051)        (5,837)        (2,180)       (81,068)
                                                    ------------------------------------------------------
                                                                                                $ (24,539)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The provision for income taxes reconciles to the amounts computed by applying the statutory federal rate to earnings before taxes as follows (in thousands):


                                                         Year Ended June 30,
                                                 1994           1993           1992
Tax at U.S. federal statutory rate             $ 69,187       $ 42,592      $ (34,885)
State taxes, net of federal tax benefit           5,877          3,431         (1,835)
Earnings subject to foreign
    taxes at higher (lower) rates               (11,302)        (9,040)         7,320
Income of Foreign Sales Corporation
    not subject to U.S. tax                      (4,660)        (2,310)        (2,153)
Research and experimentation credits               (944)            --             --
Nondeductible professional fees                      --             --          3,524
Other                                            (1,154)         2,909          3,490
                                               ---------------------------------------
Provision for income taxes                     $ 57,004       $ 37,582      $ (24,539)

No provision for residual federal taxes has been made on approximately $68,668,000 of accumulated undistributed earnings of the Company's foreign subsidiaries since it is the Company's intention to permanently invest such earnings in foreign operations. The Company has been granted an exemption from tax on income from certain manufacturing operations located outside the U.S. for years through 1999. The income tax benefits attributable to the tax status of this subsidiary are estimated to be $24,000,000 at June 30, 1994.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following (in thousands):


                                                                         Year Ended June 30,
                                                                1994           1993           1992
Deferred tax assets:
    Net operating loss carryforwards                          $ 12,972       $ 30,848       $ 29,297
    Foreign taxes on unremitted foreign earnings
        net of related U.S. tax liability                        8,158          4,909          5,365
    General business credit carryforwards                       22,818         14,257         10,005
    Foreign tax credit carryforwards                             4,434          6,525          1,906
    Depreciation                                                12,626         10,469          5,967
    Inventory valuation                                         13,948         11,140          8,870
    Nondeductible vacation pay accrual                           8,409          4,807          3,138
    Intercompany profit elimination                             10,353          6,629          6,957
    Merger expenses                                              6,022          8,310         30,076
    Other                                                        1,469          1,538          1,698
                                                          ------------------------------------------
    Total                                                    $ 101,209      $  99,432      $ 103,279

At June 30, 1994, Silicon Graphics had a federal net operating loss carryforward of approximately $30,000,000 for United States federal tax return purposes which will expire in the year 2006. At June 30, 1994, Silicon Graphics also had general business credit carryovers of approximately $22,000,000 for United States federal tax purposes, expiring in the years 1999 through 2009. In addition, Silicon Graphics had foreign tax credit carryovers of approximately $4,000,000 for United States federal tax purposes, expiring in the years 1995 through 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


As a result of the merger of MIPS into Silicon Graphics in fiscal year 1992, MIPS experienced a "change of ownership" as defined under Section 382 of the Internal Revenue Code and is subject to an annual limitation on the utilization of its pre-merger net operating loss and tax credit carryovers. Consequently, a substantial portion of Silicon Graphics' net operating loss, foreign tax credit, and research and experimentation credit carryforwards are subject to this annual limitation. The limitation is expected to defer complete utilization of these net operating losses and credit carryforwards for approximately two years to four years. No valuation ailowance was recorded for the years presented.

4.  LONG-TERM DEBT AND LINES OF CREDIT

Long-term debt consists of the following (in thousands):


                                                                                June 30,
                                                                           1994          1993
Zero coupon convertible subordinated debentures, due 2013              $ 205,660      $      --
Senior Notes                                                              12,500         18,750
Loan on Swiss Manufacturing Facility                                      14,698         13,267
Other (including local currency loans, capitalized leases and
   loans secured by equipment payable in monthly installments)             7,542          1,020
                                                                       ------------------------
                                                                         240,400         33,037
Less amounts due within one year                                          10,450          7,048
                                                                       ------------------------
Long-term debt due after one year                                      $ 229,950      $  25,989

In November 1993, the Company completed a private placement of zero coupon convertible subordinated debentures (the "Debentures"). The Debentures, due November 2013, have an original principal amount at maturity Of $455,000,000. The Debentures were issued at a price of $439.77 per $1,000 principal amount at maturity, resulting in gross proceeds of $200,095,000 to the Company. The yield to maturity is 4.15% per annum, compounded on a semi-annual basis, and the Debentures have no periodic interest payments. No sinking fund is provided for the Debentures. Effective November 2, 1998, the Debentures will be redeemable at any time, at the option of the Company, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption. At the option of the holder, each Debenture is convertible into 16.269 shares of common stock of the Company at any time. Also at the option of the holder, the Debentures will be purchased by the Company on November 2, 1998, November 2, 2003 or November 2, 2008, at purchase prices equal to the issue price plus accrued original issue discount to such purchase date. The Company, at its option, may elect to pay any such purchase price in cash or shares of common stock, or any combination thereof. At June 30, 1994, the fair value of the outstanding Debentures was $199,063,000, based on current market yields. Related to the Debentures, the Company has entered into an interest rate swap agreement on a notional amount of $200,095,000 resulting in a variable interest rate of LIBOR (the London Interbank Offered Rate) less 47 basis points. Interest related to this swap agreement is recorded as net interest expense. As of June 30, 1994, based upon current interest rates, the Company had an off-balance sheet exposure of $10,025,000 relating to this interest rate swap agreement.

In February 1991, the Company issued $25,000,000 of 8.98% Senior Notes due 1996 (the "Senior Notes") to Prudential Insurance Company of America and Prudential Property and Casualty Insurance Company. The Senior Notes are unsecured, pay interest semi-annually and have mandatory annual payments of $6,250,000, which began February 1, 1993. As of June 30, 1994, the fair value of the Senior Notes out-standing was $12,668,000, based on quoted market prices for similar securities. The Senior Notes may be prepaid at the option of the Company for 100% of the principal plus interest accrued thereon and a yield maintenance premium, if applicable.

The Company has a Swiss Loan for 19,500,000 Swiss Francs, equivalent to $14,698,000 at June 30, 1994, which funded the construction of a manufacturing facility in Cortaillod, Switzerland. As of June 30, 1994, the fair value approximated cost since the interest rate resets quarterly. The effective interest rate at June 30, 1994 was 3.77%. The Swiss Loan is secured by land and real property.

The Company also has an unsecured line of credit totaling $20,000,000. No cash borrowings were made on the line during any of the periods presented. Interest on any borrowings would be based upon either the prime, Eurodollar, or certificate of deposit rate, at the Company's option. As of June 30, 1994, $20,000,000 was available for borrowing.

Principal maturities of capital leases and long-term debt, other than the Debentures, at June 30, 1994, are as follows (in thousands): 1995 - $10,450; 1996 - $9,396; 1997 - $2,177; 1998 - $1,826; 1999 - $1,856; and $9,035
thereafter.

Covenants governing the Senior Notes and the unsecured line of credit require the maintenance of certain financial ratios and prohibit the payment of dividends except for dividends on currently outstanding preferred stock. At June 30, 1994, the Company was in compliance with these Covenants.

The capitalized lease portion of other debt is secured by equipment. The book value of collateralized assets as of June 30, 1994 was $25,287,000.


5.   COMMITMENTS

The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements.

Future minimum annual lease payments under operating leases, net of subleases and rental income, at June 30, 1994 were as follows (in thousands): 1995 - $40,464; 1996 - $35,184; 1997 - $27,704; 1998 - $19,730; 1999 - $16,566; and
$19,423, thereafter.

Aggregate operating lease rent expense was (in thousands) $42,997, $35,594, and $35,929, in 1994, 1993, and 1992, respectively.


6.   STOCKHOLDERS' EQUITY

COMMON STOCK TRANSACTIONS On June 29, 1992,the Company sold a total of 4,300,000 shares of common stock in a public offering and 2,906,200 shares in a private placement at a price of $8.56. Net proceeds to the Company for both offerings were $59,627,000.

PREFERRED STOCK TRANSACTIONS In May 1991, the Company sold 135,000 shares of Series C Convertible Preferred Stock to Compaq Computer Corporation for $135,000,000. The Series C preferred stockholders received a 5% cumulative annual dividend and had preference upon liquidation in the amount of the purchase price. In February 1992, the Company repurchased all 135,000 outstanding shares of the Company's Series C Convertible Preferred Stock at an aggregate repurchase price of $150,000,000 plus accrued dividends. In addition, the Company and Compaq terminated a joint development and cross license agreement, but have agreed to grant each other licenses to continue to use technology exchanged under the original agreement.

In April 1990, the Company sold 35,000 shares of Series A Convertible Preferred Stock to a wholly-owned U.S. subsidiary of NKK Corporation of Japan for $35,000,000. The Series A Preferred stockholders receive a 3% cumulative annual dividend, have preference upon liquidation in the amount of the purchase price and have aggregate voting rights equivalent to 2,800,000 shares of common stock. The preferred stock will be convertible into the common stock of the Company at certain times after November 30, 1994 at a conversion price based on the then-current price of the common stock. The preferred is perpetual, but is subject to redemption at the option of the Company at certain times after the initial conversion date if the market price of the common stock is below $8.75 per share. In addition, NKK entered into a distribution agreement with the Company's Japanese subsidiary under which NKK became a distributor and value-added reseller of the Company's products in Japan.

The total amount of dividends accrued and paid on the Series A Preferred Stock during fiscal 1994 was $1,050,000.

STOCK OPTION PLANS At June 30, 1994 the Company had two stock option plans under which options to purchase shares of common stock may be granted to employees. Under these plans, the Company may grant either nonstatutory or incentive stock options. Under the 1993 plan, all stock options are granted at not less than fair market value. Under the 1985 plan, nonstatutory stock options can be granted at less than, equal to or greater than fair market value as determined by the Board of Directors. At June 30, 1994, an aggregate of 2,661,508 shares were reserved for future option grants under the 1993 and 1985 plans.

Under the 1993 plan, options generally become exercisable at the rate of 2% per month, although grants to new employees become exercisable 20% after ten months with 2% per month vesting thereafter. Under the 1985 plan, options granted generally become exercisable over a four year period, commencing one year from the date of grant. In the event the employee is no longer employed by the Company, the Company has the right to cancel any unexercised options. Canceled options are returned to the option plans and are available for future grants.

At June 30, 1994, the Company had outstanding options to purchase 23,133,788 shares under three stock option plans that were terminated effective October 21, 1993 with respect to future grants. Under these plans, incentive stock options were granted at not less than fair market value, and nonstatutory stock options were granted at fair market value or no less than 85% of fair market value. Shares forfeited under these three terminated plans become available for future issuance under the 1993 Plan.

In addition, the Company has a Directors' Stock Option Plan which allows for nonstatutory stock options to be issued to nonemployee directors at not less than the fair market value at the date of grant. Each such director is granted an option to purchase 30,000 shares of Common Stock upon the date on which each person first becomes a director (on or after the effective date of this plan, July 24, 1990). On November 1 of each year, starting November 1, 1991, each eligible nonemployee director is granted an option to purchase an additional 10,000 shares of common stock. The directors' options generally vest in installments cumulatively as to 34% of the shares on the first anniversary of the date of grant and as to 33% of the remaining shares subject to the option for each year thereafter that the optionee remains a director. At June 30, 1994, 283,200 shares were reserved for future option grants under the Directors' Stock Option Plan.

As of June 30, 1994, outstanding options to purchase 18,053,238 shares were exercisable, at an average exercise price of $7.15 per share.

Activity under all of the plans was as follows:



                                                                     Shares    Shares Under Outstanding Options
                                                                  Available
                                                                  For Grant         Shares               Price
Balance at June 30, 1991                                          3,191,992     33,374,950     $  0.18 - $ 23.68
Additional shares authorized for issuance                         5,000,000             --                 --
Options granted                                                  (9,672,204)     9,672,204     $  0.96 - $ 14.79
Options exercised                                                        --     (6,252,422)    $  0.25 - $ 12.02
Options repurchased                                                   4,478             --                 --
Options cancelled                                                 4,515,406     (4,515,406)    $  0.72 - $ 23.68
Net transactions of MIPS during the period from
  January 1, 1991 to June 30, 1991 (see Note 2)                  (1,159,828)       170,088     $  0.36 - $ 16.30
                                                               --------------------------------------------------
Balance at June 30, 1992                                          1,879,844     32,449,414     $  0.18 - $ 19.47
Additional shares authorized for issuance                         5,000,000             --                 --
Options granted                                                  (5,340,578)     5,340,578     $  9.07 - $ 17.25
Options exercised                                                        --     (6,080,084)    $  0.18 - $ 14.32
Options cancelled                                                 1,785,194     (1,785,194)    $  0.84 - $ 19.47
Plan Shares Expired                                                 (11,908)            --                 --
                                                               --------------------------------------------------
Balance at June 30, 1993                                          3,312,552     29,924,714     $  0.18 - $ 19.47
Additional shares authorized for issuance                         4,605,110             --                 --
Option granted                                                   (5,847,300)     5,847,300     $ 13.92 - $ 25.63
Options exercised                                                        --     (5,135,538)    $  0.25 - $ 22.88
Options cancelled                                                   874,346       (874,346)    $  0.96 - $ 25.63
                                                               --------------------------------------------------
Balance at June 30, 1994                                          2,944,708     29,762,130     $  0.18 - $ 25.63



During fiscal year 1992, options to purchase 1,157,824 shares were reissued at lower per-share prices under an option exchange program. This option reissuance was done by MIPS prior to the merger and the Company's assumption of the option plan. These reissuances are included above as cancellations (at the original price) and grants (at the new price).

STOCK PURCHASE PLAN The Company has an employee stock purchase plan under which eligible employees may purchase stock at 85% of the lower of the closing prices for the stock at the beginning of a 24-month offering period or the end of each six month purchase period. (Six month periods begin in May and November). Purchases are limited to 10% of each employee's compensation. As of June 30, 1994, 9,131,805 shares had been issued under the plan and 3,828,195 shares were reserved for future issuance.

STOCKHOLDER RIGHTS PLAN The Company has a stockholder rights plan (the "Rights Plan") which provides existing stockholders with the right to purchase one one-thousandth (0.001) preferred share for each share of common stock held in the event of certain changes in the Company's ownership. The Rights Plan may serve as a deterrent to certain abusive takeover tactics which are not in the best interests of stockholders.

7.   EXPORT SALES AND DOMESTIC AND FOREIGN OPERATIONS

The Company's export sales (i.e., sales to unaffiliated customers outside of the U.S. by the U.S. operation) were approximately $114,738,000, $77,383,000, and $69,414,000 in 1994, 1993, and 1992, respectively. Transfers between geographic areas are accounted for by using the transfer prices in effect for the respective subsidiaries. Pacific/Americas is defined as: North and South Pacific, Latin America, South America and Canada.

Information regarding operations in different geographic areas for the year ended June 30, 1994 is as follows (in thousands):


                                                               Geographic Area
                                                      United                      Pacific/
                                                      States         Europe       Americas   Eliminations          Total

Sales to unaffiliated customers                  $   871,631      $ 369,199      $ 240,772      $      --    $ 1,481,602
Intercompany transfers                               289,776             --             --       (289,776)            --
                                                --------------------------------------------------------------------------
Net sales                                          1,161,407        369,199        240,772       (289,776)     1,481,602
                                                --------------------------------------------------------------------------
Operating income                                      91,794         69,616         35,526         (3,794)       193,142
                                                --------------------------------------------------------------------------
Income before income taxes                           115,633         51,299         34,540         (3,794)       197,678
                                                --------------------------------------------------------------------------
Identifiable assets                                1,162,554        399,776        136,560       (180,107)     1,518,783


Information regarding operations in different geographic areas for the year ended June 30, 1993 is as follows (in thousands):


                                                               Geographic Area
                                                      United                      Pacific/
                                                      States         Europe       Americas   Eliminations          Total

Sales to unaffiliated customers                  $   606,320      $ 292,878      $ 192,002      $      --    $ 1,091,200
Intercompany transfers                               202,294             --             --       (202,294)            --
                                                --------------------------------------------------------------------------
Net sales                                            808,614        292,878        192,002       (202,294)     1,091,200
                                                --------------------------------------------------------------------------
Operating income                                      40,763         62,516         18,721          3,086        125,086
                                                --------------------------------------------------------------------------
Income before income taxes                            62,694         41,579         17,914          3,086        125,273
                                                --------------------------------------------------------------------------
Identifiable assets                                  834,286        261,409         98,327       (180,995)     1,013,027


Information regarding operations in different geographic areas for the year ended June 30, 1992 is as follows (in thousands):


                                                               Geographic Area
                                                      United                      Pacific/
                                                      States         Europe       Americas   Eliminations          Total

Sales to unaffiliated customers                  $   494,587      $ 226,492      $ 145,514      $      --    $   866,593
Intercompany transfers                               195,277             --             --       (195,277)            --
                                                --------------------------------------------------------------------------
Net sales                                            689,864        226,492        145,514       (195,277)       866,593
                                                --------------------------------------------------------------------------
Operating income (loss)                             (136,972)        23,676         14,611         (9,885)      (108,570)
                                                --------------------------------------------------------------------------
Income (loss) before income taxes                   (109,386)         3,683         12,904         (9,803)      (102,602)
                                                --------------------------------------------------------------------------
Identifiable assets                                  722,969        196,488         82,849       (156,986)       845,320


8.   STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flow information (in thousands):

                                                   1994       1993       1992
Cash paid during the year for:
  Interest                                       $ 3,194    $ 2,954    $ 2,677
  Income taxes, net of refunds                    21,972      4,299     13,526



Supplemental schedule of noncash investing and financing activities (in thousands):


                                                   1994       1993       1992

Acquisition of minority interest in subsidiary   $     -    $     -     $ 2,459
Tax benefit from stock options                    26,850     12,080      19,375
Property and equipment purchased
  under construction financing                         -      4,736       6,039
Equipment purchased under capital leases           6,008        866           -
Recognition of compensation
  expense in connection with voluntary
  separation incentive program                         -          -       1,018



9.   CONTINGENCIES


On March 11, 1992, the Company entered into an agreement with MIPS, pursuant to which the Company acquired MIPS through the merger of a subsidiary of the Company into MIPS. On March 17, 1992, a putative class action lawsuit entitled DIANE PROVENZ AND AHIKIM EIZENBERG v. ROBERT C. MILLER, ET AL. was filed in the United States District Court for the Northern District of California. The plaintiffs purport to represent a class of all persons who purchased MIPS' common stock between January 31, 1991 and October 9, 1991 (the "Class Period"). Named as defendants are MIPS and certain executive officers of MIPS. The Company is not a defendant, but is defending the case as a successor in interest to MIPS. The complaint alleges that the defendants violated various federal securities laws and California statutes through material misrepresentations and omissions during the Class Period. On June 27, 1994, the Court granted the defendants' motion for summary judgment as to all counts. The plaintiffs' motion for reconsideration of the order granting summary judgment is pending. The Company believes that it has meritorious defenses to the claims alleged in this lawsuit and intends to continue its defense of the action vigorously.

As is typical in the computer industry, the Company from time to time receives communications from third parties asserting patent rights, trademarks, copyrights or other rights covering the Company's products, designs or processes. In some cases, the Company seeks to obtain licenses from such third parties. Although there can be no assurance that the Company will be able to obtain these licenses or rights on commercially reasonable terms, management believes that payment of royalties under any such license arrangements currently under consideration would not have a material adverse effect on the Company's financial condition.


10.  CORPORATE RESTRUCTURING

In fiscal 1992 prior to its merger with Silicon Graphics, MIPS recorded a $23,416,000 restructuring charge, included in operating expenses, as a result of aligning programs and projects to focus on the Advanced Computing Environment
(ACE) initiative and as a result of lowering its cost structure. The restructuring costs included severance costs for an approximate 10% reduction in the employment levels, write-downs of capitalized software, inventory and equipment, and a provision for idle facility costs.

PRICE RANGE OF COMMON STOCK



The Company's Common Stock was traded in the over-the-counter market under the NASDAQ symbol SGIC from the Company's initial public offering in 1986 until February 6, 1990, when the Company's Common Stock began trading on the New York Stock Exchange under the NYSE symbol of SGI. The following table sets forth, for the periods indicated, the high, low, and close prices for the Common Stock as reported on the NYSE, giving effect to a two-for-one stock split effective December 15, 1993.

                           Fiscal 1994                      Fiscal 1993
                      Low      High      Close         Low      High      Close

First Quarter       $16.06    $22.50    $21.50       $ 8.19    $12.00    $ 9.38
Second Quarter       19.81     24.75     24.75         8.81     14.63     14.31
Third Quarter        21.50     26.88     23.88        13.56     16.50     14.25
Fourth Quarter       18.75     25.88     22.13        11.75     19.25     18.69



The Company had approximately 4,747 stockholders of record as of June 30, 1994. The Company has not paid any dividends on its common stock. Covenants governing the Senior Notes and lines of credit restrict the payment of dividends, except for dividends on currently outstanding preferred stock. The Company currently intends to retain earnings for use in its business; therefore it does not anticipate paying cash dividends in the foreseeable future to common stockholders.

REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Stockholders
Silicon Graphics, Inc.

We have audited the accompanying consolidated balance sheets of Silicon Graphics, Inc. as of June 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Graphics, Inc. at June 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for income taxes.



                                             /s/ ERNST & YOUNG LLP


Palo Alto, California
July 18, 1994


                                      48