Form 10-K405, Exhibit 13
period 1995-06-30
SILICON GRAPHICS INC /CA/
filed 1995-09-28
CIK 802301

MANAGEMENT'S DISCUSSION AND ANALYSIS  [LOGO]

FINANCIAL CONTENTS

On June 15, 1995 Silicon Graphics, Inc. merged with Alias Research Inc. and Wavefront Technologies, Inc. The mergers have been accounted for as a pooling of interests, and accordingly, the financial results for fiscal 1995 include those of Alias and Wavefront. The year ending June 30, 1994 is the fiscal period ending June 30, 1994 for Silicon Graphics, January 31, 1994 for Alias and December 31, 1993 for Wavefront. The year-ending June 30, 1993 is the fiscal period ending June 30, 1993 for Silicon Graphics, January 31, 1993 for Alias and December 31, 1992 for Wavefront.

RESULTS OF OPERATIONS Silicon Graphics uses a financial target model to develop its annual operating plans and to evaluate investment alternatives, business proposals and operations throughout the fiscal year. This model expresses the Company's current objectives for gross margins, spending, and operating profit as a percentage of net revenues. The model also incorporates target ranges for the allocation of spending between research and development, and selling, general and administrative expenses.

Beginning July 1, 1995 the Company modified its model to reflect the merger with Alias and Wavefront. The changes (0.5% increases in the gross margin and operating margin ranges) reflect the typically higher margins available on software products and the proportional impact of the Alias and Wavefront results on Silicon Graphics' consolidated results. The Company's current model includes the following financial targets (as a percentage of total revenues):


Gross margin                                         50.5% - 52.5%
Research and development expenses                    11.0% - 13.0%
Selling, general and administrative expenses         26.0% - 28.0%
                                                     -------------
Operating margin                                     11.5% - 13.5%


The financial target model reflects a number of assumptions. The gross margin target range reflects assumptions about the Company's pricing, manufacturing costs and volumes, and the mix of products, distribution channels and geographic distribution. The spending ranges were established based on the Company's beliefs about the levels of research and development necessary to develop leading-edge products for its markets, the levels of sales and marketing expenses appropriate to support its channels of distribution and the levels of general and administrative spending appropriate for the size and nature of the business. Many other factors affect the Company's actual financial performance and may cause the Company's future results to be markedly outside of the ranges reflected in the target model.

The financial target model is one management tool that the Company uses to run its business and measure its performance. It is not a projection of future results. The actual results for any particular period may vary substantially from the model for numerous reasons including but not limited to the Company's ability to attain planned revenue growth. See "Factors That May Affect Future Results." Also, in certain periods the Company may intentionally operate outside the model. In addition, the financial target model itself is subject to revision from time to time to reflect new strategies, competitive changes or other developments.

The financial target model is described above to provide a framework for the Company's discussion and analysis of its results of operations. The Company does not intend to provide updated information about its planning model or its performance relative to the model in any period, other than in the context of management's discussion and analysis in the Company's Quarterly Reports on Form 10-Q.

The following table sets forth, for the fiscal years indicated, certain income and expense items as a percentage of total revenues:



                                                                                       TARGET
                                                         1995    1994     1993          MODEL
---------------------------------------------------------------------------------------------
Product and other revenues                               89.3%    88.8%    88.4%
Service revenue                                          10.7     11.2     11.6
-------------------------------------------------------------------------------
Total revenues                                          100.0    100.0    100.0         100.0
Gross margin                                             53.7     52.2     53.0     50.5-52.5
Research and development expenses                        11.1     12.4     12.7     11.0-13.0
Selling, general and administrative expenses             27.8     27.2     29.7     26.0-28.0
Merger-related expenses                                   1.0      --       --             --
---------------------------------------------------------------------------------------------
Operating income from continuing operations              13.8     12.6     10.6     11.5-13.5
Interest expense                                         (0.8)    (0.5)    (0.3)
Interest income and other, net                            1.2      0.8      0.3
-------------------------------------------------------------------------------
Income from continuing operations before income taxes    14.2     12.9     10.6
Provision for income taxes                                4.1      3.7      3.3
-------------------------------------------------------------------------------
Income from continuing operations                        10.1      9.2      7.3
-------------------------------------------------------------------------------
Net income                                               10.1      9.2      6.5
-------------------------------------------------------------------------------

The following table sets forth growth rates for certain income and expense items:


                                                      INCREASE
                                              FISCAL 1995/  FISCAL 1994/
                                              FISCAL 1994   FISCAL 1993
------------------------------------------------------------------------
Product and other revenues                         46%          36%
Service revenue                                    38%          31%
Total revenues                                     45%          36%
Gross profit                                       49%          34%
Research and development expenses                  30%          33%
Selling, general and administrative expenses       48%          24%
Net income                                         59%          93%
Earnings per share                                 49%          83%



Total revenues were $2.2 billion in 1995, $1.5 billion in 1994 and $1.1 billion in 1993, reflecting growth of 45% from fiscal 1994 to 1995 and 36% from fiscal 1993 to 1994. Revenue growth in fiscal 1995 and fiscal 1994 reflected increased shipments across the entire product line, as well as increased service revenue supporting a larger installed base. The effect of the 55% increase in unit volumes on revenue in fiscal 1995 was partially offset by the continued shift within the desktop category toward lower priced workstations. The Company expects this trend to continue in fiscal 1996.

REVENUE BY GEOGRAPHY Over the last several years, the geographical mix has remained relatively stable. For fiscal 1995, the Company's North American business revenue increased 39% over fiscal 1994. European revenue was up 55% and Pacific revenue was up 47% from the previous fiscal year, partially as a result of a weaker U.S. dollar. Revenue from Japan represented approximately 13% of total revenues for both fiscal 1995 and fiscal 1994. In fiscal 1995 revenues from Japan grew more slowly than the Company's revenues as a whole (on a local currency basis), reflecting weakness in the Japanese economy. The Company expects that Japanese revenue will grow more slowly than overall revenues in fiscal 1996.


                                       FISCAL YEARS ENDED JUNE 30,          YEAR/YEAR INCREASE
(IN MILLIONS)                          1995         1994           1993    1995/1994   1994/1993
-------------------------------------------------------------------------------------------------
North America (U.S. and Canada)     $ 1,155      $   830         $  589       39%        41%
Europe                                  635          409            332       55%        23%
Pacific (including Latin America)       438          299            212       47%        41%
-------------------------------------------------------------------------------------------------
Total Revenue                       $ 2,228      $ 1,538        $ 1,133       45%        36%
-------------------------------------------------------------------------------------------------

                                           FISCAL YEARS ENDED JUNE 30,
(AS A PERCENTAGE OF TOTAL REVENUES)    1995          1994            1993
-------------------------------------------------------------------------------------------------
North America (U.S. and Canada)          52%           54%             52%
Europe                                   28%           27%             29%
Pacific (including Latin America)        20%           19%             19%


PRODUCT AND OTHER REVENUES For fiscal 1995, the Company's desktop products (primarily from the Indy and Indigo2 families) accounted for 59% of product shipment revenue while the high-end products (POWER CHALLENGE, CHALLENGE, Onyx families) comprised 41%. The mix between high-end and desktop systems has remained relatively constant as the Company continues to develop and deliver a wide range of products to a broadening marketplace.


(AS A PERCENT OF PRODUCT SHIPMENT            FISCAL YEARS ENDED JUNE 30,
REVENUE EXCLUDING OTHER REVENUE)             1995        1994       1993
                                             ---------------------------
High-end products                              41%         40%        41%
Desktop products                               59%         60%        59%

Other revenues are primarily attributable to subsystem products, royalties, licensing fees and non-recurring engineering contracts.

During fiscal 1995, the Company expanded its product line by introducing higher performance models including POWER Indigo2-TM-, a high performance desktop workstation, and POWER Onyx-TM-, a graphics supercomputer; expanding its CHALLENGE server product line into new markets; and entering a new performance segment of the supercomputing market with its line of POWER CHALLENGE supercomputers. These products and upgrades to existing products contributed substantially to the revenue growth of the Company.

SERVICE REVENUE Service revenue, which is comprised of hardware and software support and maintenance, accounted for 10.7%, 11.2%, and 11.6% of total revenues in fiscal 1995, 1994, and 1993, respectively. The Company expects the percentage of service revenue to total revenue to continue near the current level.

GROSS MARGIN Cost of product and other revenues include costs related to product shipments, including materials, labor, overhead and other direct or allocated costs involved in their manufacture or delivery. Costs associated with non-recurring engineering revenue are recognized in research and development expense. Cost of service revenue includes all costs incurred in the support and maintenance of the Company's products.

In fiscal 1995, the overall gross margin increased to 53.7% from 52.2% in fiscal 1994. The increase was primarily due to manufacturing efficiencies due to higher volumes, the weaker U.S. dollar, and the increased proportion of international business. The Company operated above its gross margin model for fiscal 1995 largely due to rapid revenue growth and efficiencies associated with purchasing and manufacturing high volumes of products. The Company does not expect to continue to operate above the gross margin target model in fiscal 1996. The Company's gross margins are affected by a number of factors and will fluctuate from period to period. See "Factors That May Affect Future Results."

Service margins increased to 48.2% in fiscal 1995 from 47.5% in fiscal 1994. The increase in gross margin on service revenue was primarily a result of efficiencies from the larger installed base of the Company's products. Management believes that the service margins achieved in fiscal 1995 are at the high end of the sustainable range.

In fiscal 1994, the overall gross margin decreased to 52.2% from 53.0% in fiscal 1993. This decrease was primarily due to lower pricing on desktop products, which was partially offset by increased service margins.

RESEARCH AND DEVELOPMENT Research and development expenses increased by 30% in fiscal 1995 over fiscal 1994 and increased 33% in fiscal 1994 over fiscal 1993. Research and development expense as a percentage of total revenues decreased to 11.1% in 1995 from 12.4% in 1994, as result of the natural lag between management's recognition of above-plan revenue growth opportunities and the initiation of incremental product development projects. The Company will continue to increase the dollar amount of research and development spending in fiscal 1996.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses increased to 27.8% of total revenues in fiscal 1995 compared to 27.2% in 1994 and decreased from 29.7% in 1993. In order to take advantage of the positive business climate that it is experiencing, the Company has increased its rate of spending by implementing a variety of incremental programs in the latter half of fiscal 1995 that are designed to improve the Company's long-term growth prospects and market position.

MERGER-RELATED EXPENSES Merger-related expenses of $22 million were recorded in the fourth quarter of fiscal 1995. The merger-related expenses include transaction and professional fees, employee severance costs, and the elimination of duplicate facilities. A small additional amount of merger-related charges will be recognized in the first half of fiscal 1996.

DISCONTINUED OPERATIONS Prior to its merger with Silicon Graphics, Alias discontinued the operations of its Sonata Product Division. This resulted in the recognition of charges of $9.3 million during fiscal 1993.

INTEREST EXPENSE Interest expense increased in fiscal 1995 as a result of increased market interest rates, and a full year of Zero Coupon Convertible Subordinated Debentures expense. The Company's interest expense increased in fiscal 1994, primarily as a result of the Company's issuance of $455 million of Zero Coupon Convertible Subordinated Debentures in November of 1993.

INTEREST INCOME AND OTHER, NET Interest income and other, net for fiscal 1995 increased 111% from fiscal 1994 as a result of higher cash balances and higher interest rates on investments. In the second quarter of fiscal 1995, the Company recorded a charge of $7.3 million related to its long-term investment in Control Data Systems, Inc., which the Company disposed of in the third quarter of fiscal 1995. Interest income and other, net increased in fiscal 1994 by 280% over fiscal 1993 primarily due to increased interest income as a result of higher invested cash balances, higher interest rates on investments, and lower net foreign exchange hedging costs.

PROVISION FOR INCOME TAXES The Company's combined state, federal and foreign tax rate was approximately 29% for fiscal years 1995 and 1994, compared to approximately 31% for the 1993 fiscal year. The combined tax rate differed from the federal statutory rate primarily as a result of the imposition of state taxes, the tax benefit derived from the Company's Foreign Sales Corporation, and foreign earnings taxed at lower rates. The Company does not provide for U.S. federal income taxes on undistributed earnings of foreign subsidiaries which it intends to permanently reinvest in those operations. The effective tax rate for fiscal 1996 is expected to increase to approximately 30% due primarily to the expiration of the federal research and experimentation credit effective June 30, 1995.

In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." The Company adopted SFAS 109 in its first quarter of fiscal 1994 and has applied its provisions retroactively. The effect of adopting SFAS 109 is to increase previously reported net income for years prior to fiscal 1994 by a cumulative $44.9 million. The restatement decreased the net income for fiscal 1993 by $7.5 million ($.05 per share).

IMPACT OF CURRENCY

During 1995, the U.S. dollar weakened against most European and Pacific currencies compared to the prior year periods resulting in a positive impact on revenues and a negative impact on costs and expenses. The net overall effect of currency changes on net income during 1995 was positive. In 1994, the U.S. dollar weakened against the majority of the Pacific currencies compared to the prior year periods while it generally strengthened against the European currencies. The net effect of currency changes on net income in 1994 was not material. In 1993, the net effect of currency changes on net income was not material.

NET INCOME As a result of the above factors, net income was $225 million for fiscal 1995 compared to $142 million in fiscal 1994 and $74 million in 1993.

FINANCIAL CONDITION Stockholder's equity increased by $409 million in fiscal 1995 primarily as a result of increased net income, sales of common stock through employee benefits plans, proceeds received from a secondary public offering by Alias and initial and secondary public offerings by Wavefront, and tax benefits related to employee stock benefit plans.

During fiscal 1995 the Company's cash and cash equivalents, short-term marketable investments and other marketable investments increased by $176 million. This increase was primarily due to positive cash flow from operating activities of $223 million, $69 million from sales of stock through employee benefit programs, and $45 million from proceeds of stock offerings by Alias and Wavefront. This was partially offset by $148 million of capital expenditures and repayment of debt of $16 million.

At June 30, 1995, the Company's principal sources of liquidity included cash, cash equivalents and short and long-term marketable investments of $780 million, and up to $20 million available under a bank line of credit. The Company believes that these resources should be adequate to fund the Company's projected cash needs through at least fiscal 1996. The Company believes that the level of financial resources is an important competitive factor in the computer industry and, accordingly, may elect to raise additional capital through debt or equity financing in anticipation of future needs.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Silicon Graphics operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risks.

PERIOD TO PERIOD FLUCTUATIONS The Company's operating results may fluctuate for a number of reasons. The Company has short delivery cycles and as a result does not have a large order backlog, which makes the forecasting of revenue inherently uncertain. This uncertainty is compounded because each quarter's revenue results predominantly from orders booked and shipped during the third month, and disproportionately in the latter half of that month. Because the Company plans its operating expenses, many of which are relatively fixed in the short term, on the basis that its revenues will continue to grow, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors, including lower than expected demand, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. Margins are heavily influenced by mix considerations, including geographical mix, the mix of service and non-recurring engineering revenues, the mix of high-end and desktop products and application software and the mix of configurations within these product categories.

The Company's results have followed a seasonal pattern, with stronger sequential growth in the second and fourth fiscal quarters, reflecting the buying patterns of the Company's customers.

The Company's stock price, like that of other technology companies, is subject to significant volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate impact on the Company's stock price. The stock price may also be affected by broader market trends unrelated to the Company's performance.

RAPID GROWTH The Company's annual revenue growth rate, which was 36% in fiscal 1994, accelerated to 45% in fiscal 1995. In light of this acceleration and management's views of the potential for future growth, the Company has adopted an aggressive growth plan that includes substantial investments in its sales and marketing organizations, the creation of new research and development programs and increased funding of existing programs, and investments in corporate infrastructure that will be required to support significant growth. This plan, which was implemented during the latter half of fiscal 1995 and is planned to continue in fiscal 1996, carries with it a number of risks, including a higher level of operating expenses, the difficulty of attracting and assimilating a large number of new employees, and the complexities associated with managing a larger and faster growing organization.

PRODUCT DEVELOPMENT AND INTRODUCTION The Company has achieved revenue growth and profitability that are well above average within the computer industry because it has been able to develop and rapidly bring to volume production highly differentiated, technologically complex and innovative products. The Company's future results depend on its ability to sustain this competitive advantage. The Company is planning significant new product introductions in fiscal 1996, including products that will replace those in the Company's current product offering. A number of risks are inherent in this process.

The development of new technology and products is increasingly complex and uncertain, which increases the risk of delays. The introduction of a new computer system requires close collaboration and continued technological advancement involving multiple hardware and software design and manufacturing teams within the Company as well as teams at outside suppliers of key components such as semiconductor and storage products. The failure of any one of these elements could cause the Company's new products to fail to meet specifications or to miss the aggressive timetables that the Company establishes. As the variety and complexity of the Company's product families increase, the process of planning production and inventory levels also becomes more difficult.

Short product life cycles place a premium on the Company's ability to manage the transition from current products to new products. In order to minimize product transition issues, the Company generally announces new products in the early part of a quarter, while the product is in the final stages of development, and seeks to manufacture and ship the product in volume in the same quarter. The Company's results could be adversely affected by such factors as development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of the introduction of new products.

INTERNATIONAL OPERATIONS Because approximately half of the Company's revenue is from sales outside the United States, and many key components are produced outside the United States, the Company's results could be negatively affected by such factors as changes in foreign currency exchange rates (international sales are generally denominated in foreign currencies, while the Company's accounts are in U.S. dollars), trade protection measures, longer accounts receivable collection patterns, changes in regional or worldwide economic or political conditions, or natural disasters. For example, a marked short-term appreciation in the value of the U.S. dollar relative to the Japanese yen or German mark could adversely affect the Company's results. The Company's sales to foreign customers also are subject to export regulations, with sales of some of the Company's high-end products requiring clearance and export licenses from the U.S. Department of Commerce. The Company's export sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of the Company's products.

Sales in foreign countries are generally priced in local currencies and are thus subject to the effects of currency exchange fluctuations. The Company attempts to reduce the impact (positive or negative) of currency fluctuations on net income primarily through the use of forward exchange contracts and foreign currency options that hedge foreign currency denominated receivables between the parent and its international subsidiaries. The Company has generally not hedged capital expenditures, investments in subsidiaries, inventory purchases or the anticipated sales of its international subsidiaries, although it periodically evaluates its hedging practices. In conjunction with the Company's merger with Alias, the Company inherited Canadian dollar Put option contracts and Canadian dollar Call option contracts. These options are part of a Put-Call strategy used to hedge a fixed monthly amount of Canadian dollar denominated expenses. The mark to market differences in these hedging instruments were not material as of June 30, 1995.

DEVELOPMENT AND ACCEPTANCE OF MIPS RISC ARCHITECTURE All of the Company's system products incorporate microprocessors based upon the Company's MIPS RISC microprocessor architecture. The Company licenses the manufacturing and distribution rights to these microprocessors to selected semiconductor manufacturing companies, which in turn have assisted in funding the development of new MIPS RISC microprocessors. Changes in the timing, level or availability of such funding could adversely affect the continued development of the MIPS RISC architecture or increase the portion of the development budget that is borne by the Company. The Company believes that the continued development and broad acceptance of the MIPS architecture are critical to its future success.

NEW VENTURES The Company has entered into several ventures with other companies to address new and emerging markets, including ventures with Time-Warner Cable, Nintendo Co., Ltd. and AT&T Corp. While the Company believes that these new ventures are strategically important, there are substantial uncertainties associated with the development of new products and technologies for evolving markets. The success of these ventures will be determined not only by the Company's efforts, but also by those of its partners. Initial timetables for the development and introduction of new technologies, products or services may not be achieved, and price/performance targets may not prove feasible. External factors, such as the development of competitive alternatives or government regulation, may cause new markets to evolve in an unanticipated direction.

In May 1995, Nintendo announced that the final chipset for its Ultra 64-TM-home video game system had been completed by the Company and Nintendo, but that product shipments of the Ultra 64 system in North America and Europe have been deferred until April 1996. The Company does not expect material revenues from shipments of this product during fiscal 1996.

MANAGEMENT INFORMATION SYSTEMS The Company is planning to replace its current information management system with a comprehensive system that will be used to manage the entire revenue cycle, including manufacturing, order administration, billing and collection, and financial planning and reporting. The Company expects that this system will allow it to realize significant operational efficiencies and facilitate future growth, and it is devoting significant resources to system design and testing. The Company's operations could be disrupted, however, if the transition to the new system is not effected smoothly or if the system does not perform as expected. Initial implementation is currently scheduled for the second half of fiscal 1996.

INTELLECTUAL PROPERTY The Company routinely receives communications from third parties asserting patent or other rights covering the Company's products and technologies. Based upon the Company's evaluation, it may take no action or it may seek to obtain a license. In any given case there is a risk that a license will not be available on terms that the Company considers reasonable, or that litigation will ensue. The Company expects that, as the number of hardware and software patents issued continues to increase, and as the Company's business grows, the volume of these third party communications will also increase.

COMPETITION The computer industry is highly competitive, with rapid technological advances and constantly improving price/performance. As the segments in which the Company operates continue to grow faster than the industry as a whole, the Company is experiencing an increase in competition, and it expects this trend to continue. This competition may in the future come not only from the Company's traditional UNIX-Registered Trademark-workstation rivals, but also from new sources including the personal computer industry. Many of the Company's competitors have substantially greater technical, marketing and financial resources and, in some segments, a larger installed base of customers and a wider range of available applications software. Competition can result in significant discounting and lower gross margins.

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

SELECTED CONSOLIDATED FINANCIAL DATA  [LOGO]



                                                                                          YEARS ENDED JUNE 30
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                         1995(1)        1994(1)        1993(1)       1992(1)       1991(1)
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Total revenues                                                 $2,228,268     $1,537,766     $1,132,869     $ 906,713     $735,954
Costs and expenses:
  Cost of goods sold                                            1,032,059        735,388        532,213       437,575      329,030
  Research and development                                        247,678        190,796        143,981       137,134       97,634
  Selling, general and administrative                             619,259        417,753        336,054       329,204      259,121
  Merger-related expenses                                          22,000             --             --       110,000           --
  Restructuring costs                                                  --             --            650        28,895           --
                                                               -------------------------------------------------------------------
Operating income (loss) from continuing operations                307,272        193,829        119,971      (136,095)      50,169
Interest and other, net                                             9,447          4,779            520         5,961       10,779
                                                               -------------------------------------------------------------------
Income (loss) from continuing operations before income taxes      316,719        198,608        120,491      (130,134)      60,948
Income (loss) from continuing operations                          224,856        141,414         82,803      (101,318)      39,810
Net income (loss)                                                 224,856        141,814         73,540      (101,183)      39,810

Income (loss) per common share:
  Income (loss) from continuing operations                     $     1.28     $     0.86     $     0.53     $   (0.89)    $   0.32
  Net income (loss)                                            $     1.28     $     0.86     $     0.47     $   (0.89)    $   0.32

Weighted average common shares and common
  share equivalents outstanding                                   175,435        165,149        154,887       119,233      124,260

BALANCE SHEET DATA:
Cash and cash equivalents, short-term marketable
  investments and other marketable investments                 $  780,012     $  604,444     $  208,538     $ 195,088     $311,061
Working capital                                                   935,691        680,795        426,642       380,317      491,872
Total assets                                                    2,206,619      1,567,052      1,048,294       892,673      887,212
Long-term debt and other                                          287,267        252,645         56,832        71,900       52,049
Stockholder's equity                                            1,346,170        937,169        696,649       562,230      676,690

STATISTICAL DATA:
Number of employees                                                 6,308          4,707          4,023         3,946        3,646
Revenue/employee (average; in thousands)                       $      400     $      346     $      293     $     237     $    218
Long-term debt and other/total capitalization                         18%            21%             8%           11%           7%


(1) All periods reflect the mergers of Silicon Graphics, Inc., Alias Research Inc., and Wavefront Technologies, Inc. which have been accounted for as a pooling of interests. See Notes 1 and 2 to the consolidated financial statements.


QUARTERLY DATA  [LOGO]


                                                      FISCAL 1995 (UNAUDITED)(1)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       JUNE 30    MARCH 31    DEC. 31     SEPT. 30
-------------------------------------------------------------------------------------------
Total revenues                                $ 653,210   $ 576,984  $ 549,571    $ 448,503
Costs and expenses:
  Cost of goods sold                            305,294     263,395    255,535      207,835
  Research and development                       69,191      61,416     60,841       56,230
  Selling, general and administrative           190,221     159,818    145,687      123,533
  Merger-related expenses                        22,000          --         --           --
Operating income                                 66,504      92,355     87,508       60,905
Interest and other, net                           6,034       4,457     (3,935)       2,891
Income before income taxes                       72,538      96,812     83,573       63,796
Net income                                       52,745      67,972     59,038       45,101

Net income per common share                   $    0.30   $    0.38   $   0.34    $    0.26
Weighted average common shares and common
 share equivalents outstanding                  177,927     177,781    174,065      171,999

                                                      FISCAL 1994 (UNAUDITED)(1)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       JUNE 30    MARCH 31    DEC. 31     SEPT. 30
-------------------------------------------------------------------------------------------
Total revenues                                $ 452,777   $ 390,562   $ 382,074   $ 312,353
Costs and expenses:
  Cost of goods sold                            214,820     187,518     184,292     148,758
  Research and development                       53,758      51,729      44,478      40,831
  Selling, general and administrative           120,388     105,983     102,185      89,197
Operating income from continuing operations      63,811      45,332      51,119      33,567
Interest and other, net                           1,183       1,321       1,678         597
Income from continuing operations before
 income taxes                                    64,994      46,653      52,797      34,164
Income from continuing operations                46,319      31,539      37,178      26,378
Net income                                       46,319      31,539      37,378      26,578

Income per common share:
  Income from continuing operations           $   0.27    $    0.19   $    0.23   $    0.16
  Net income                                  $   0.27    $    0.19   $    0.23   $    0.16

Weighted average common shares and common
 share equivalents outstanding                 168,493      165,634     164,087     168,072


(1) All periods reflect the mergers of Silicon Graphics, Inc., Alias Research Inc., and Wavefront Technologies, Inc. which have been accounted for as a pooling of interests. See Notes 1 and 2 to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         YEARS ENDED JUNE 30
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         1995(1)       1994(1)       1993(1)
--------------------------------------------------------------------------------------
REVENUES:
Product and other revenues                     $ 1,989,969   $ 1,365,513   $ 1,001,475
Service revenue                                    238,299       172,253       131,394
                                               ---------------------------------------
  Total revenues                                 2,228,268     1,537,766     1,132,869
                                               ---------------------------------------

COSTS AND EXPENSES:
  Cost of product and other revenues               908,516       644,979       451,872
  Cost of service revenue1                          23,543        90,409        80,341
  Research and development                         247,678       190,796       143,981
  Selling, general and administrative              619,259       417,753       336,054
  Merger-related expenses                           22,000            --            --
  Restructuring costs                                   --            --           650
                                               ---------------------------------------
    Total costs and expenses                     1,920,996     1,343,937     1,012,898
                                               ---------------------------------------

Operating income from continuing operations        307,272       193,829       119,971

Interest expense                                   (18,188)       (8,321)       (2,924)
Interest income and other, net                      27,635        13,100         3,444
                                               ---------------------------------------
Income from continuing operations before
 income taxes                                      316,719       198,608       120,491
Provision for income taxes                          91,863        57,194        37,688
                                               ---------------------------------------
Income from continuing operations                  224,856       141,414        82,803
Discontinued operations:
  Loss from operations                                  --            --        (2,081)
  Reduction of (provision for) loss on
   disposal                                             --           400        (7,182)
                                               ---------------------------------------
Net income                                         224,856       141,814        73,540

Preferred stock dividend requirement                    54           244         1,149
Net income available to common stockholders    $   224,802   $   141,570   $    72,391
                                               =======================================

Income per common share:
  Income from continuing operations            $     1.28    $      0.86   $      0.53
                                               =======================================
  Net income                                   $     1.28    $      0.86   $      0.47
                                               =======================================

Common shares and common share equivalents
 used in the calculation of income per
 common share                                     175,435        165,149       154,887


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

(1) All periods reflect the mergers of Silicon Graphics, Inc., Alias Research Inc., and Wavefront Technologies, Inc. which have been accounted for as a pooling of interests.

CONSOLIDATED BALANCE SHEETS  [LOGO]


                                                                  AS OF JUNE 30
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1995(1)         1994(1)
--------------------------------------------------------------------------------------

ASSETS:
Current assets:
  Cash and cash equivalents                                $   307,875     $   327,461
  Short-term marketable investments                            208,094          90,147
                                                           ---------------------------
    Total cash and short-term marketable investments           515,969         417,608
  Accounts receivable, net of allowance for doubtful
   accounts of $13,465 in 1995, $9,492 in 1994                 627,738         406,239
  Inventories                                                  291,587         164,992
  Prepaid expenses and other current assets                     73,579          69,194
                                                           ---------------------------
    Total current assets                                     1,508,873       1,058,033
Other marketable investments                                   264,043         186,836
Property and equipment, at cost, net of accumulated
 depreciation and amortization                                 254,446         189,960
Other assets                                                   179,257         132,223
                                                           ---------------------------
                                                           $ 2,206,619     $ 1,567,052
                                                           ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable                                         $   165,152     $    93,315
  Accrued compensation                                          75,483          48,319
  Income taxes payable                                          62,567          50,553
  Other accrued liabilities                                     96,753          85,388
  Current portion of long-term debt and other                   50,479          20,913
  Deferred revenue                                             122,748          78,750
                                                           ---------------------------
    Total current liabilities                                  573,182         377,238

Long-term debt and other                                       287,267         252,645

Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value: issuable in series,
   2,000,000 shares authorized; issued and outstanding:
   17,500 in 1995; 809,486 in 1994                              16,998          37,796
  Common stock, $.001 par value; 500,000,000 shares
   authorized; shares issued and outstanding:
   160,478,815 in 1995; 148,450,655 in 1994                        161             148
  Additional paid-in capital                                   903,139         728,651
  Retained earnings                                            385,915         157,619
  Accumulated translation adjustment and other                  39,957          12,955
                                                           ---------------------------
    Total stockholders' equity                               1,346,170         937,169
                                                           ---------------------------
                                                           $ 2,206,619     $ 1,567,052
                                                           ===========================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

(1) All balances reflect the mergers of Silicon Graphics, Inc., Alias Research Inc., and Wavefront Technologies, Inc. which have been accounted for as a pooling of interests.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY  [LOGO]




THREE YEARS ENDED JUNE 30, 1995(1)                                                    PREFERRED STOCK            COMMON STOCK
(IN THOUSANDS)                                                                       SHARES      AMOUNT       SHARES     AMOUNT
-------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1992                                                                 809      $ 37,796     131,257      $131
  Common stock issued, net of repurchases                                               --            --       8,778         9
  Convertible preferred stock, Series A preferred dividends                             --            --          --        --
  Currency translation adjustment                                                       --            --          --        --
  Tax benefit from stock options                                                        --            --          --        --
  Conversion of common stock to redeemable preferred stock                              --            --         (24)       --
  Accreted mandatory redemption premium of preferred stock                              --            --          --        --
  Net income                                                                            --            --          --        --
                                                                                      ----------------------------------------
Balance, June 30, 1993                                                                 809        37,796     140,011       140
  Common stock issued, net of repurchases                                               --            --       7,774         8
  Convertible preferred stock, Series A preferred dividends                             --            --          --        --
  Currency translation adjustment                                                       --            --          --        --
  Tax benefit from stock options                                                        --            --          --        --
  Exercise of warrants                                                                  --            --         112        --
  Common stock issued upon purchase of Thomson Digital Image                            --            --         302        --
  Conversion of redeemable preferred stock to common stock                              --            --         251        --
  Accreted mandatory redemption premium of preferred stock                              --            --          --        --
  Net income                                                                            --            --          --        --
                                                                                      ----------------------------------------

Balance, June 30, 1994                                                                 809        37,796     148,450       148
  Common stock issued, net of repurchases                                               --            --       7,443         8
  Conversion of preferred stock                                                       (476)      (19,703)        688         1
  Convertible preferred stock, Series A preferred dividends                             --            --          --        --
  Currency translation adjustment                                                       --            --          --        --
  Tax benefit from stock options                                                        --            --          --        --
  Unrealized gain on available-for-sale securities, net of tax                          --            --          --        --
  Net income                                                                            --            --          --        --
  Net transactions of Alias and Wavefront from February 1, 1994 through
   July 31, 1994 and January 1, 1994 through June 30, 1994, respectively              (316)       (1,095)      3,898         4
                                                                                      ----------------------------------------
Balance, June 30, 1995                                                                  17      $ 16,998     160,479      $161
                                                                                      ========================================
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

(1) All balances reflect the mergers of Silicon Graphics, Inc., Alias Research Inc., and  Wavefront Technologies, Inc. which have been accounted for as a pooling of interests.



                                                                                               RETAINED  ACCUMULATED
                                                                               ADDITIONAL      EARNINGS  TRANSLATION         TOTAL
THREE YEARS ENDED JUNE 30, 1995(1)                                                PAID-IN  (ACCUMULATED   ADJUSTMENT STOCKHOLDERS'
(IN THOUSANDS)                                                                    CAPITAL      DEFICIT)    AND OTHER        EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1992                                                            $581,551     $(55,635)     $(1,613)   $  562,230
  Common stock issued, net of repurchases                                           50,082           --           --        50,091
  Convertible preferred stock, Series A preferred dividends                             --       (1,050)          --        (1,050)
  Currency translation adjustment                                                       --           --       (3,376)       (3,376)
  Tax benefit from stock options                                                    16,557           --           --        16,557
  Conversion of common stock to redeemable preferred stock                            (580)          --           --          (580)
  Accreted mandatory redemption premium of preferred stock                            (763)          --           --          (763)
  Net income                                                                            --       73,540           --        73,540
                                                                                  ------------------------------------------------
Balance, June 30, 1993                                                             646,847       16,855       (4,989)      696,649
  Common stock issued, net of repurchases                                           50,234           --           --        50,242
  Convertible preferred stock, Series A preferred dividends                             --       (1,050)          --        (1,050)
  Currency translation adjustment                                                       --           --       17,944        17,944
  Tax benefit from stock options                                                    26,850           --           --        26,850
  Exercise of warrants                                                               1,000           --           --         1,000
  Common stock issued upon purchase of Thomson Digital Image                         1,847           --           --         1,847
  Conversion of redeemable preferred stock to common stock                           2,762           --           --         2,762
  Accreted mandatory redemption premium of preferred stock                            (889)          --           --          (889)
  Net income                                                                            --      141,814           --       141,814
                                                                                  ------------------------------------------------

Balance, June 30, 1994                                                             728,651      157,619       12,955       937,169
  Common stock issued, net of repurchases                                           76,997           --           --        77,005
  Conversion of preferred stock                                                     19,702           --           --            --
  Convertible preferred stock, Series A preferred dividends                             --       (1,006)          --        (1,006)
  Currency translation adjustment                                                       --           --       25,885        25,885
  Tax benefit from stock options                                                    31,504           --           --        31,504
  Unrealized gain on available-for-sale securities, net of tax                          --           --        1,157         1,157
  Net income                                                                            --      224,856           --       224,856
  Net transactions of Alias and Wavefront from February 1, 1994 through
    July 31, 1994 and January 1, 1994 through June 30, 1994, respectively           46,285        4,446          (40)       49,600
                                                                                  ------------------------------------------------
Balance, June 30, 1995                                                            $903,139     $385,915      $39,957    $1,346,170
                                                                                  ================================================
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

(1) All balances reflect the mergers of Silicon Graphics, Inc., Alias Research Inc., and  Wavefront Technologies, Inc. which have been accounted for as a pooling of interests.


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           YEARS ENDED JUNE 30
(IN THOUSANDS)                                        1995(1)    1994(1)    1993(1)
-----------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                          $ 224,856  $ 141,814  $  73,540
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                       106,914     87,735     71,120
  Write down of equity investment                       7,370         --         --
  Accrued interest on convertible subordinated
   debenture                                            8,623      5,565         --
  Other                                                27,159     23,756      2,381
  (Increase) decrease in assets:
    Accounts receivable                              (222,482)   (77,808)   (77,133)
    Inventories                                      (126,750)    (8,197)   (32,360)
    Prepaid expenses and other current assets          (4,923)     3,424     (2,413)
  Increase (decrease) in liabilities:
    Accounts payable                                   71,238     (5,328)    30,693
    Accrued compensation                               28,434     12,211      6,928
    Income taxes payable                               43,067     38,109     28,745
    Other accrued liabilities                          18,463     25,376    (33,911)
    Deferred revenue                                   40,854     22,050     11,186
                                                     ------------------------------
      Total adjustments                                (2,033)   126,893      5,236
                                                     ------------------------------
    Net cash provided by operating activities         222,823    268,707     78,776

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                 (147,933)   (92,490)   (84,522)
Increase in other assets                              (13,058)   (23,806)   (20,892)
Available-for-sale investments:
  Purchases                                          (575,191)  (394,406)  (162,512)
  Sales                                               178,928     72,942         --
  Maturities                                          209,873     99,293    136,380
Net increase in cash and cash equivalents of Alias
 for the period February 1994 to July 1994, and
 Wavefront for the period January 1994 to June 1994    44,479         --         --
                                                     ------------------------------
      Net cash used in investing activities          (302,902)  (338,467)  (131,546)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debt                                        2,286    204,006      1,761
Payments of debt principal                            (16,077)    (9,988)    (9,973)
Sale of common stock                                   75,334     50,527     49,350
Cash dividends-preferred stock                         (1,050)    (1,050)    (1,050)
                                                     ------------------------------
  Net cash provided by financing activities            60,493    243,495     40,088
                                                     ------------------------------
Net increase (decrease) in cash and cash
 equivalents                                          (19,586)   173,735    (12,682)
Cash and cash equivalents at beginning of year        327,461    153,726    166,408
                                                     ------------------------------
Cash and cash equivalents at end of year             $307,875   $327,461   $153,726
                                                     ==============================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

(1) All balances reflect the mergers of Silicon Graphics, Inc., Alias Research Inc., and Wavefront Technologies, Inc. which have been accounted for as a pooling of interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  [LOGO]

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION Silicon Graphics, Inc. ("Silicon Graphics" or the "Company") is a leading manufacturer of high-performance visual computing systems and software. The Company delivers interactive three-dimensional graphics, digital media and multiprocessing supercomputing technologies to technical, scientific and creative professionals.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of significant intercompany transactions and balances, including transactions between the Company and Alias Research Inc. ("Alias") and Wavefront Technologies, Inc. ("Wavefront"), which were merged into the Company effective June 15, 1995. The mergers have been accounted for as a pooling of interests: as such all periods prior to fiscal 1995 have been restated. The consolidated financial statements for all periods prior to fiscal 1995 have not been restated for the change in fiscal year. Such periods include the Company's results of operations and balance sheet data on a June 30 fiscal year with Alias and Wavefront on a January 31 fiscal year and prior December 31 calendar year, respectively. Operating results for Alias from February 1, 1994 through July 31, 1994 and Wavefront from January 1, 1994 through June 30, 1994 were not significant. The financial statements of foreign subsidiaries have been translated into U.S. dollars using applicable exchange rates.

CASH AND CASH EQUIVALENTS AND MARKETABLE INVESTMENTS Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (FAS
115), "Accounting for Certain Investments in Debt and Equity Securities." The cumulative effect as of July 1, 1994 of adopting FAS 115 was immaterial. FAS 115 has been adopted on a prospective basis, and the financial statements of prior years have not been restated.

Cash and cash equivalents consist of cash on deposit with banks and high quality money market instruments with original maturities of 90 days or less. Cash equivalents are classified as held-to-maturity and are therefore stated at cost, which approximates fair value. Short-term marketable investments, classified as available-for-sale, consist of high quality money market instruments with original maturities greater than 90 days, but less than one year, and are stated at fair market value as of June 30, 1995. Other marketable investments, also classified as available-for-sale, consist primarily of high quality debt securities with maturities greater than one year and less than three years, and are stated at fair market value as of June 30, 1995.

The Company does not actively invest in marketable equity securities, but has from time to time acquired positions in certain public companies in the ordinary course of business. These equity investments are included in "other marketable investments" and are stated at fair market value. The cost of securities when sold is based upon specific identification. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income and other, net. On February 14, 1995, the Company sold its investment in Control Data Systems, Inc. at fair market value resulting in a $7,300,000 million loss for the year ended June 30, 1995. There were no other material realized gains or losses on sales of available-for-sale or held-to-maturity securities in 1995. Unrealized gains and losses (net of tax) on securities classified as available-for-sale are included in "accumulated translation adjustment and other" in stockholders' equity. The change in the unrealized gain for available-for-sale securities from July 1, 1994 through June 30, 1995 was $9,245,000. Included in other cash flows from operating activities is approximately $11,600,000 representing the estimated impact of currency translation related to cash, cash equivalents and marketable investments maintained in foreign currencies for the year ended June 30, 1995. Amounts in prior years were not material.

The following tables detail the Company's marketable investments as of June 30, 1995 (in thousands):


                                                                      GROSS        GROSS
                                                     AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
HELD-TO-MATURITY SECURITIES                               COST        GAINS       LOSSES   FAIR VALUE
-----------------------------------------------------------------------------------------------------
Repurchase agreements                                $  89,700   $       --   $       --   $   89,700
U.S. commercial paper                                   56,758           --           --       56,758
Floating rate notes                                     34,400           --           --       34,400
Certificates of deposit and Euro certificates
 of deposit                                             13,970           --           --       13,970
U.S. government                                         10,636           --           --       10,636
Other investments                                          917           --           --          917
                                                     ------------------------------------------------
   Total                                             $ 206,381       $   --       $   --    $ 206,381

                                                                      GROSS        GROSS
                                                     AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
AVAILABLE-FOR-SALE SECURITIES                             COST        GAINS       LOSSES   FAIR VALUE
-----------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations of U.S.
 government agencies                                 $ 285,534   $    1,972   $     (944)  $  286,562
U.S. corporate notes                                   111,186        1,128         (551)     111,763
Certificates of deposit and Euro certificates
 of deposit                                             38,003          161           --       38,164
Floating rate notes                                     23,111           --         (128)      22,983
U.S. commercial paper                                   12,650           15           --       12,665
                                                     ------------------------------------------------
   Total                                             $ 470,484   $    3,276   $   (1,623)  $  472,137

                                                                      GROSS        GROSS
                                                     AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
BALANCE SHEET CLASSIFICATION                              COST        GAINS       LOSSES   FAIR VALUE
-----------------------------------------------------------------------------------------------------
Cash equivalent marketable investments               $ 206,381   $       --   $       --   $  206,381
Short-term marketable investments                      208,310          469         (685)     208,094
Other marketable investments                           262,174        2,807         (938)     264,043
                                                     ------------------------------------------------
   Total                                             $ 676,865   $    3,276   $   (1,623)  $  678,518


The amortized cost and estimated fair value of marketable investment securities at June 30, 1995 by contractual maturity, are shown below (in thousands):


                                                           ESTIMATED
                                                  COST    FAIR VALUE
--------------------------------------------------------------------
Held-to-Maturity Securities
  Due in one year or less                    $ 206,381    $  206,381
                                             -----------------------
    Total                                    $ 206,381    $  206,381
Available-for-Sale Securities
  Due in one year or less                    $ 206,291    $  206,074
  Due after one year through two years         172,416       173,202
  Due after two years through three years       91,777        92,861
                                             -----------------------
    Total                                    $ 470,484    $  472,137
                                             -----------------------
    Grand Total                              $ 676,865    $  678,518
                                             =======================

FAS 109 The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" in the first quarter of fiscal 1994 and has applied its provisions retroactively. The effect of adopting SFAS 109 is to increase previously reported net income for years prior to fiscal 1994 by a cumulative $44.9 million. The restatement decreased net income for fiscal 1993 by $7.5 million ($0.05 per share).

FAS 119 Silicon Graphics uses derivatives only for the purpose of hedging the financial market exposures of its business operations. The Company uses derivative products in managing both its foreign exchange and its interest rate exposures. The Company does not use any derivative instruments for trading purposes.

FOREIGN EXCHANGE CONTRACTS The Company enters into forward foreign exchange and currency option contracts as a hedge against the effects of fluctuating currency exchange rates on certain monetary assets and liabilities (primarily cash and intercompany accounts receivable and payable) denominated in currencies other than the U.S. dollar (in the case of the Company) or the functional currency of the relevant entity (in the case of subsidiaries). Gains and losses on these contracts, which equal the difference between the foreign exchange contract rate and the prevailing market spot rate at the time of valuation, are recognized in the consolidated statement of operations. The Company does not trade foreign exchange contracts or act as a broker of foreign exchange contracts to incur trading profit. At June 30, 1995, the Company had 121 forward contracts open in eighteen currencies maturing between July 5, 1995 and January 31, 1996 and totalling $352 million. Only the Swiss Franc, British Pound, Japanese Yen, German Mark and French Franc individually exceeded 5% of the total value of contracts outstanding at $159 million, $38 million, $27 million, $25 million and $24 million, respectively. These contracts were entered into to hedge the U.S. dollar value of the Company's net exposed monetary assets and liabilities. The carrying amounts of the Company's forward exchange contracts at June 30, 1995 were not material.

At June 30, 1995 the Company had 14 sold Canadian dollar Put option contracts and 14 purchased Canadian dollar Call option contracts, each with a face amount of $750,000 Canadian dollars, which expire between July 12, 1995 and January 29, 1996. These options, entered into by Alias and assumed by Silicon Graphics at the time of the mergers, are part of a Put-Call strategy to hedge a fixed monthly amount of Canadian dollar denominated expenses. The Company does not plan to continue this strategy.

The table below shows the notional principal, fair market value (based on dealer quotes) and credit risk amounts of the Company's foreign currency instruments as of June 30, 1995. Although the notional principal amounts for off-balance-sheet instruments provide one measure of the transaction volume outstanding as of year end, they do not represent the amount of the Company's exposure to credit risk. The credit risk amount represents the Company's exposure to potential accounting loss on these transactions if all counterparties failed to deliver contracts at the contracted rates and contracts had to be replaced at rates prevailing on June 30, 1995. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates.

INTEREST RATE CONTRACTS Silicon Graphics is a net investor. As such it has significant exposures to interest rate movements. These exposures are primarily to U.S. interest rates, but also to foreign rates, and Swiss rates in particular. To date these have been largely managed by modifying the average duration of the portfolio in response to actual or anticipated changes in rates and in the case of the Zero Coupon financing, by using the interest rate swap (See Note 4).

Although the table below reflects the notional principal, fair value, and credit risk amounts of the Company's interest rate and foreign exchange instruments, it does not reflect the gains or losses associated with the exposures and transactions that the interest rate and foreign exchange instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments. The estimates of fair market value are based on applicable and commonly used pricing models using prevailing financial market information as of June 30, 1995.


                                   NOTIONAL        FAIR  CREDIT RISK
(IN THOUSANDS)                    PRINCIPAL       VALUE       AMOUNT
--------------------------------------------------------------------
Foreign exchange instruments:
  Forward Contracts               $ 352,004   $   2,222       $ (336)
  Sold Currency
    Put Options                   $   7,646   $     (18)      $   --
  Purchased Currency
    Call Options                  $  (7,646)  $      32       $   --

Interest rate instruments:
  Swap                            $ 200,095   $  (3,745)      $   --

                                   CARRYING        FAIR
(IN THOUSANDS)                       AMOUNT       VALUE
-------------------------------------------------------
Marketable investments            $ 678,518   $ 678,518

Debt instruments                  $ 236,935   $ 320,746

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company invests its excess cash in deposits with major banks, in U.S. Treasury and U.S. Agency obligations and in money market securities issued by companies with strong credit ratings and in a variety of industries. Those securities classified as cash equivalents and short-term marketable investments typically mature within one year of their purchase date. The Company's other debt investments typically have a maximum maturity of three years. These investments typically bear minimal credit risk. This diversification of risk is consistent with the Company's policy to maintain high liquidity and ensure safety of principal.

The Company sells its products to a large number of customers in diversified industries, primarily in the United States, Europe and the Pacific/Americas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

INVENTORIES Manufacturing inventories are stated at the lower of cost (first-in, first-out) or market. Service and marketing inventories are stated at cost less depreciation (typically based on a five year life for service inventories and a two year life for marketing inventories).

The inventory detail at June 30, 1995 and 1994 is as follows (in thousands):


                         JUNE 30, 1995   JUNE 30, 1994
------------------------------------------------------
Raw materials                $  43,640       $   9,602
Work-in-process                 84,049          48,680
Finished goods                  31,887          18,502
Service and marketing          132,011          88,208
                             -------------------------
Total inventories            $ 291,587       $ 164,992
                             =========================

PROPERTY AND EQUIPMENT Property and equipment detail at June 30, 1995 and 1994 is as follows (in thousands):



                         JUNE 30, 1995   JUNE 30, 1994
------------------------------------------------------
Land and buildings           $  36,531       $  28,980
Machinery and equipment        342,481         243,326
Furniture and fixtures          73,397          53,412
Leasehold improvements          63,061          60,312
                             -------------------------
                               515,470         386,030
Accumulated depreciation
 & amortization               (261,024)       (196,070)
                             -------------------------

Net property and equipment   $ 254,446       $ 189,960
                             =========================

Property and equipment are stated at cost and depreciation is computed using the straight-line method. Useful lives of two to five years are used for machinery and equipment and furniture and fixtures; leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. The Company's building in Switzerland is depreciated over thirty years and improvements over fifteen years. Property and equipment includes $10,999,000 and $7,511,000 of equipment under capital leases at June 30, 1995 and 1994, respectively. Accumulated depreciation for such equipment was $3,747,000 and $2,281,000 at June 30, 1995 and 1994, respectively.

OTHER ASSETS Other assets are primarily composed of prepaid income taxes, purchased technologies, capital investments, refundable deposits related to facilities, purchased software costs, prepaid software license fees, capitalized internally developed software costs and goodwill. Purchased technologies, capitalized software and licenses and goodwill are generally amortized on a straight-line basis, or at the ratio of current revenue to the total of current and anticipated future revenue, over the course of their respective useful lives.

Internally developed software costs and purchased software costs are capitalized at the point of technological feasibility, in accordance with Statement of Financial Accounting Standards No. 86 (FAS 86). Such costs are amortized, commencing upon first customer shipment of the derivative software products, over the greater of either 1) the straight-line basis with an estimated useful life of three years, or 2) the ratio of current revenue to the total of current and anticipated future revenue. Goodwill represents the excess cost over fair value of net assets acquired primarily from Silicon Graphics World Trade Corporation in fiscal 1991, and is amortized on a straight-line basis over a twenty-year period.

REVENUE RECOGNITION Product and other revenues primarily include revenue from system and software products shipments, the sale of software distribution rights, technology licensing agreements and non-recurring engineering (NRE) contracts. Product revenues are recognized when the product is shipped to the customers and the Company has no additional performance obligations. Initial software fees are recognized when the product has been delivered, provided that the Company has no additional performance obligations. Revenue recognition under technology agreements is dependent on the nature and level of efforts required to deliver and/or support the technology transfer. Generally, technology revenue is recognized upon the completion of contract requirements or milestones.

Service revenue results primarily from customer support and maintenance contracts, and is recognized ratably over the related contractual period.

Deferred revenue includes prepaid royalty payments (which are recognized on a straight-line basis over the useful life of the technology licensed under the agreements) and revenue related to future commitments under service contracts.

PRODUCT WARRANTY The Company provides at the time of sale for the estimated cost to warrant its products against defects in materials and workmanship. Through fiscal 1994, this was generally for ninety days from the date of shipment with some international sales having warranties of up to one year. At the beginning of fiscal 1995, the Company introduced new desktop products with one year worldwide warranties.

FOREIGN CURRENCY TRANSLATION The Company translates the assets and liabilities of its foreign subsidiaries to U.S. dollars at the rates of exchange in effect at the end of the period. Gains and losses from this translation are credited or charged to the "accumulated translation adjustment and other" account included in stockholders' equity. The effect of fluctuating foreign exchange rates on the value of monetary assets and liabilities that are denominated in currencies other than the relevant entity's functional currency is recognized in current operations and net of hedging gains or losses, has not been significant to the Company's operating results in any period. Revenues and expenses are translated using rates in effect during the period.

PER SHARE DATA Primary earnings per share are computed using the weighted average number of shares of common stock and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents include stock options or warrants using the treasury stock or modified treasury stock method (whichever applies) and, if dilutive, convertible securities on an as-if-converted basis. Dividends associated with convertible preferred stock are deducted from net income in calculating earnings per share unless the preferred stock is treated on an as-if-converted basis. For the purpose of calculating earnings per share, the Company's convertible preferred stock is considered to be a common stock equivalent. Fully diluted earnings per share are substantially the same as reported earnings per share.

RELATED PARTY TRANSACTIONS The Company has from time to time engaged in significant transactions with related parties in the ordinary course of business. Related parties are: Tandem Computers, Incorporated (Tandem) as a representative of Tandem is a member of the Company's board of directors; Control Data Systems, Inc. (CDSI) due to the Company's investment in common stock of CDSI through March 31, 1995; and, NKK Corporation of Japan through its ownership of 100% of Series A Convertible Preferred Stock (See Note 6).

Product and other revenues for the years ended June 30, 1995, 1994, and 1993 included, in aggregate, sales to related parties in the amount of $119,574,000; $83,094,000; and $56,848,000, respectively. Purchases and amounts receivable from and amounts payable to such related parties were immaterial at June 30, 1995, 1994 and 1993.

Note 2. MERGERS WITH ALIAS RESEARCH INC. AND WAVEFRONT TECHNOLOGIES, INC.

On June 15, 1995, the Company merged with Alias and Wavefront. Alias and Wavefront outstanding common stock was converted to common stock of Silicon Graphics at rates of .90 and .49, respectively. A total of 14,100,577 shares of Silicon Graphics' common stock were issued in connection with the mergers. The mergers were accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements and notes to consolidated financial statements have been restated to include the results of Alias and Wavefront for all periods presented. Included in total revenue for fiscal 1995 are revenues from Alias and Wavefront of $89,961,000. Included in net income for fiscal 1995 and before the effects of the merger related expenses is income from Alias and Wavefront of $13,827,000. Adjustments to combine these entities, consisting primarily of intercompany transactions, were not significant.

The Company incurred costs in connection with the mergers and consolidation of operations. Included in the accompanying consolidated statement of operations for the year ended June 30, 1995 are merger-related expenses totaling $22,000,000, consisting primarily of charges for transaction and professional fees, personnel severance costs, and elimination of duplicate facilities. As of June 30, 1995 approximately $13,000,000 remains in accrued liabilities.

Separate results of operations for the periods prior to the mergers are as follows (in thousands):


                                                                 MERGER-
                                SILICON                          RELATED
                               GRAPHICS      ALIAS  WAVEFRONT   EXPENSES   ADJUSTMENTS       COMBINED
-----------------------------------------------------------------------------------------------------
Year ended June 30, 1995
  Net revenues              $ 2,142,080   $ 64,270   $ 25,691   $     --   $    (3,773)   $ 2,228,268
  Net income                    231,550     13,164        663    (22,000)        1,479        224,856

Year ended June 30, 1994
  Net revenues              $ 1,481,602   $ 38,306   $ 17,858   $     --   $        --    $ 1,537,766
  Net income (loss)             140,674      4,167     (3,027)        --            --        141,814

Year ended June 30, 1993
  Net revenues              $ 1,091,200   $ 26,932   $ 14,737   $     --   $        --    $ 1,132,869
  Net income (loss)              87,691    (15,708)     1,557         --            --         73,540


The adjustments for the year ended June 30, 1995 relate to product sales by Silicon Graphics to Alias and Wavefront during the fourth quarter of fiscal year 1995. Product sales by Silicon Graphics to Alias and Wavefront in prior periods were not significant. The net income adjustment amount for June 30, 1995 includes a $1,600,000 benefit for the effect of the $22,000,000 merger related expenses on the tax provision.

NOTE 3. INCOME TAXES

The components of income from continuing operations before income taxes consist of the following (in thousands):


                       YEARS ENDED JUNE 30,
                     1995        1994        1993
-------------------------------------------------
United States   $ 201,131   $ 107,401   $  66,896
International     115,588      91,207      53,595
                ---------------------------------
                $ 316,719   $ 198,608   $ 120,491
                =================================

The provision for income taxes consists of the following (in thousands):

                          YEARS ENDED JUNE 30,
                 FEDERAL     STATE    FOREIGN      TOTAL
--------------------------------------------------------
1995
   Current      $ 44,781   $ 7,761   $ 31,905   $ 84,447
   Deferred         (733)    4,929      3,220      7,416
                                                --------
                                                $ 91,863
                                                ========
1994
   Current        31,180     8,148     19,643     58,971
   Deferred       (9,303)      959      6,567     (1,777)
                                                --------
                                                $ 57,194
                                                ========
1993
   Current        16,742     3,375     13,724     33,841
   Deferred        2,106     1,826        (85)     3,847
                                                --------
                                                $ 37,688
                                                ========

The provision for income taxes reconciles to the amounts computed by applying the statutory federal rate to earnings before taxes as follows (in thousands):


                                                YEARS ENDED JUNE 30,
                                               1995       1994       1993
-------------------------------------------------------------------------
Tax at U.S. federal statutory rate         $110,852   $ 69,513   $ 40,967
State taxes, net of federal tax benefit       8,249      5,877      3,431
Earnings subject to foreign taxes
 at higher (lower) rates                    (18,751)   (11,302)    (9,040)
Income of Foreign Sales  Corporation
 not subject to U.S. tax                     (9,059)    (4,660)    (2,310)
Research and experimentation credits         (4,625)      (944)        --
Net operating loss without tax benefit           --       (664)     2,293
Nondeductible professional fees               2,789         --         --
Other                                         2,408       (626)     2,347
                                           ------------------------------
Provision for income taxes                 $ 91,863   $ 57,194   $ 37,688
                                           ==============================

No provision for residual federal taxes has been made on approximately $128,883,000 of accumulated undistributed earnings of the Company's foreign subsidiaries since it is the Company's intention to permanently invest such earnings in foreign operations. The Company has been granted an exemption from tax on income from certain manufacturing operations located outside the U.S. for years through 1999. The income tax benefits attributable to the tax status of this subsidiary are estimated to be $45,000,000 at June 30, 1995.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following (in thousands):



                                                YEARS ENDED JUNE 30,
                                               1995       1994        1993
--------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards         $  4,958   $ 19,024   $  41,690
  Foreign taxes on unremitted oreign
   earnings net of related U.S. tax
   liability                                  9,418      8,158       4,909
  General business credit carryforwards      16,732     25,296      16,093
  Foreign tax credit carryforwards            1,537      4,434       6,525
  Depreciation                               15,793     12,626      10,469
  Inventory valuation                        21,586     13,948      11,140
  Nondeductible vacation pay accrual          9,382      8,409       4,807
  Intercompany profit elimination            10,690     10,353       6,629
  Merger expenses                             5,456      6,022       8,310
  Other                                       2,895      9,084       7,719
                                           -------------------------------
    Subtotal                                 98,447    117,354     118,291
    Valuation allowance                          --    (10,995)    (13,709)
                                           -------------------------------
  Total                                    $ 98,447  $ 106,359   $ 104,582
                                           ===============================

At June 30, 1995, the Company had a federal net operating loss carryforward of approximately $3,000,000 for United States federal income tax purposes which will expire in the year 2006. At June 30, 1995, the Company also had general business credit carryovers of approximately $16,000,000 for United States federal tax purposes, expiring in the years 2007 through 2010. The Company has Canadian investment tax credit carryforwards of approximately $4,500,000 which expire at various dates through 2004.

NOTE 4. LONG-TERM DEBT AND OTHER

Long-term debt and other consists of the following (in thousands):

                                           JUNE 30, 1995  JUNE 30, 1994
-----------------------------------------------------------------------
Zero coupon convertible subordinated
 debentures, due 2013                          $ 214,283      $ 205,660
Senior Notes                                       6,250         12,500
Loan on Swiss Manufacturing Facility              16,402         14,698
Accrued merger expenses                           29,951         19,668
Redeemable preferred stock                            --          8,518
Other                                             70,860         12,514
                                               ------------------------
                                                 337,746        273,558
Less amounts due within one year                 (50,479)       (20,913)
                                               ------------------------
Long-term debt due after one year              $ 287,267      $ 252,645
                                               ========================

In November 1993, the Company completed a private placement offering of zero coupon convertible subordinated debentures (the "Debentures"). The Debentures, due November 2013, have an ultimate principal amount at maturity of $455,000,000. The Debentures were issued at a price of $439.77 per $1,000 principal amount at maturity, resulting in gross proceeds of $200,095,000 to the Company. The yield to maturity is 4.15% per annum, compounded on a semi-annual basis, and the Debentures have no periodic interest payments. No sinking fund is provided for the Debentures. Effective November 2, 1998, the Debentures will be redeemable at any time, at the option of the Company, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption. At the option of the holder, each Debenture is convertible into 16.269 shares of common stock of the Company at any time. Also at the option of the holder, the Debentures will be purchased by the Company on November 2, 1998, November 2, 2003 or November 2, 2008, at purchase prices equal to the issue price plus accrued original issue discount to such purchase date. The Company, at its option, may elect to pay any such purchase price in cash or shares of common stock, or any combination thereof. At June 30, 1995 and 1994, the fair value of the outstanding Debentures was $298,025,000 and $199,063,000, respectively, based on quoted market prices. Related to the Debentures, the Company has entered into an interest rate swap agreement on a notional amount of $200,095,000 resulting in a variable interest rate of LIBOR (the London Interbank Offered Rate) less 47 basis points. Interest related to this swap agreement is recorded as interest expense. As of June 30, 1995 based on current interest rates, the Company had an off-balance sheet exposure of $3,745,000 relating to this interest rate swap agreement.

In February 1991, the Company issued $25,000,000 of 8.98% Senior Notes due February 1996 (the "Senior Notes") to Prudential Insurance Company of America and Prudential Property and Casualty Insurance Company. The Senior Notes are unsecured, pay interest semi-annually and have mandatory annual payments of $6,250,000 which began February 1, 1993. At June 30, 1995 and 1994, the fair value of the Senior Notes outstanding was $6,319,000 and $12,668,000, respectively, based on quoted market prices for similar securities. The Senior Notes may be prepaid at the option of the Company for 100% of the principal plus interest accrued thereon and a yield maintenance premium, if applicable.

The Company has a Swiss Loan for 19,000,000 Swiss Francs, equivalent to $16,402,000 at June 30, 1995, which funded the construction of a manufacturing facility in Cortaillod, Switzerland. At June 30, 1995, the fair value approximated cost since the interest rate resets quarterly. The effective interest rate at June 30, 1995 was 3.71%. The Swiss Loan is secured by land and real property.

Other items include future payments associated with the acquisition of intellectual property rights, capitalized leases, local currency loans, loans secured by equipment payable in monthly installments, and notes payable.

Principal maturities of long-term debt, excluding Debentures and future payments associated with the acquisition of intellectual property rights, and accrued merger expenses, at June 30, 1995, are as follows (in thousands):
1996 -$12,670; 1997 - $3,892; 1998 - $2,692; 1999 - $2,088; 2000 - $1,532;
and $8,848 thereafter.

The Company also has an unsecured line of credit totaling $20,000,000. No cash borrowings were made on the line during fiscal 1995 or fiscal 1994. Interest on any borrowings would be based upon either a prime, Eurodollar, or the certificate of deposit rate, at the Company's option.

Covenants governing the Senior Notes and the unsecured line of credit require the maintenance of certain financial ratios and restrict the payment of dividends except for dividends on currently outstanding preferred stock. At June 30, 1995, the Company was in compliance with these covenants.

NOTE 5. COMMITMENTS

The Company leases its facilities and some of its equipment under non-cancelable operating lease arrangements.

Future minimum annual lease payments under operating leases, net of subleases and rental income, at June 30, 1995, were as follows (in thousands):
1996-$61,535; 1997-$59,336; 1998-$54,504; 1999-$42,138; 2000-$34,763; and
$79,240, thereafter.

Aggregate operating lease rent expense was (in thousands) $49,558, $44,732, and $37,317, in 1995, 1994 and 1993, respectively.

Under one of its lease agreements, the Company is contingently liable for the residual value of five buildings at the end of their lease terms. The lease for one of the buildings expires in 2000. The lease for an additional four buildings expires in 2002, however, the Company has the option to extend these leases for an additional 35 years after expiration. If at the end of the final lease renewal, or upon the Company's option to terminate the lease at any time, the Company does not purchase the property or arrange a third-party purchase, then the Company would be obligated to the lessor for a guaranteed payment equal to a specified percentage of the lessor's purchase price for the properties. The Company would also be obligated to the lessor for all or some portion of this amount if the price paid by a third party for the property is below a specified percentage of the lessor's purchase price. The total amount related to the five properties, for which the Company would be contingently liable, is approximately $13,050,000 and $85,678,000 at the end of the respective lease terms in fiscal years 2000 and 2002, respectively.

NOTE 6. STOCKHOLDERS' EQUITY

PREFERRED STOCK TRANSACTIONS In April 1990, the Company sold 35,000 shares of Series A Convertible Preferred Stock to a wholly-owned U.S. subsidiary of NKK Corporation (NKK) of Japan for $35,000,000. The Series A Preferred stockholders receive a 3% cumulative annual dividend have preference upon liquidation in the amount of the purchase price and have aggregate voting rights equivalent to 1,400,000 shares of common stock. The preferred stock is convertible into the common stock of the Company at certain times at the then-current price of the common stock. The preferred is perpetual, but is subject to redemption at the option of the Company at certain times if the market price of the common stock is below $8.75 per share. In addition, NKK entered into a distribution agreement with the Company's Japanese subsidiary under which NKK became a distributor and value-added reseller of the Company's products in Japan.

In June 1995, NKK converted 17,500 shares of the stock into 463,576 shares of Common Stock. As of June 30, 1995, the remaining 17,500 shares of Series A Convertible Preferred Stock remained outstanding.

The total amount of dividends paid on the Series A Preferred Stock during fiscal 1995 was $1,050,000.

STOCK OPTION PLANS The Company has various stock option plans which provide for the grant of incentive and nonstatutory stock options to employees. Incentive stock options are generally granted at not less than the fair market value on the date of grant; the prices of nonstatutory stock option grants are determined by the Board of Directors. Under the Plans, options generally vest over a fifty month period from the date of grant. At June 30, 1995, an aggregate of 2,249,036 shares were available for future option grants under the Plans.

Under one of the plans, the number of shares available for grant will be automatically increased each July 1, through 1997 by a number of shares equal to 3.5% of the total common shares issued and outstanding on the preceding June 30.

In addition, the Company has a Directors' Stock Option Plan which allows for the grant of nonstatutory stock options to nonemployee directors at not less than the fair market value at the date of grant. Eligible directors are granted an option to purchase 30,000 shares of Common Stock on the date of their initial election as a director. On November 1 of each year, each eligible director is granted an option to purchase an additional 10,000 shares of Common Stock. These options generally vest in installments over a four year period. At June 30, 1995, 243,100 shares were available for future option grants under the Directors' Stock Option Plan.

In the event the employee or director is no longer employed by the Company, the Company has the right to cancel any unexercised options. Canceled options are returned to the option plans and are available for future grants.

In connection with the mergers (see Note 2), all outstanding stock options of Alias and Wavefront converted to stock options for Silicon

Graphics Common Stock at ratios of .90 and .49, respectively. As a result, outstanding options to purchase 2,190,153 shares were assumed. Also, under the terms of the Alias option plans, all unvested outstanding options granted prior to March 1995 automatically became fully vested at the closing of the mergers.

As of June 30, 1995, outstanding options to purchase 20,025,442 shares were exercisable, at an average exercise price of $9.65 per share.

Activity under all of the plans was as follows:


                                                 SHARES           SHARES UNDER
                                              AVAILABLE        OUTSTANDING OPTIONS
                                              FOR GRANT       SHARES              PRICE
---------------------------------------------------------------------------------------
Balance at June 30, 1992                      2,341,741   33,181,457   $ 0.18 - $ 25.83

Additional shares authorized for issuance     5,450,000           --                 --
Options granted                              (5,922,695)   5,922,695   $ 4.08 - $ 17.25
Options exercised                                    --   (6,123,917)  $ 0.18 - $ 14.32
Options cancelled                             2,163,219   (2,163,219)  $ 0.84 - $ 24.17
Plan shares expired                             (25,447)          --                 --
---------------------------------------------------------------------------------------
Balance at June 30, 1993                      4,006,818   30,817,016   $ 0.18 - $ 25.83

Additional shares authorized for issuance     5,063,622           --                 --
Options granted                              (6,664,519)   6,664,519   $ 4.08 - $ 25.63
Options exercised                                    --   (5,205,003)  $ 0.25 - $ 22.88
Options cancelled                               979,079     (979,079)  $ 0.96 - $ 25.63
Plan shares expired                                (946)          --                 --
---------------------------------------------------------------------------------------
Balance at June 30, 1994                      3,384,054   31,297,453   $ 0.18 - $ 25.83
Additional shares authorized for issuance     5,902,569           --                 --
Options granted                              (6,536,125)   6,536,125   $24.00 - $ 37.13
Options exercised                                    --   (5,712,687)  $ 0.18 - $ 31.38
Options cancelled                               928,870     (928,870)  $ 2.78 - $ 37.13
Plan shares expired                              (1,848)
Net transactions of Alias and Wavefront
 during eliminated periods from February
 1, 1994 to July 31, 1994 and January 1,
 1994 to   June 30, 1994, respectively       (1,185,384)     787,656   $ 1.88 - $ 25.83
---------------------------------------------------------------------------------------
Balance at June 30, 1995                      2,492,136   31,979,677   $ 0.18 - $ 37.13


STOCK PURCHASE PLAN The Company has an employee stock purchase plan under which eligible employees may purchase stock at 85% of the lower of the closing prices for the stock at the beginning of a twenty four-month offering period or the end of each six-month purchase period. The six-month periods begin in May and November. Purchases are limited to 10% of each employee's compensation. As of June 30, 1995, 10,414,555 shares had been issued under the plan and 2,545,445 shares were reserved for future issuance.

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

401K RETIREMENT SAVINGS PLAN In January 1987 the Company implemented a 401K investment plan covering substantially all of it's U.S. employees. Under the plan, participating employees may defer up to 15 percent of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limit ($9,240 for calendar year 1994). The plan provides for a 25 percent match of an employees contribution up to a maximum of 25 percent of the employee's earnings, but allows for a larger matching with the same maximum constraints. The Company's matching contributions to the investment plan became effective October 1, 1994 and for fiscal 1995 the Company contributed $13,722,000.

NOTE 7. EXPORT SALES AND DOMESTIC AND FOREIGN OPERATIONS

The Company's export sales (i.e. sales to unaffiliated customers outside of the U.S. operation) were approximately $155,969,000, $117,762,000, and $79,941,000 for the years ended June 30, 1995, 1994 and 1993, respectively. Transfers between geographic areas are accounted for by using the transfer prices in effect for the respective subsidiaries. For the purposes of this Note, "Europe" includes Europe and the Middle East, and "Pacific/Americas" includes: Asia, Australia, Latin America, South America, South Africa and Canada.

Information regarding operations in different geographic areas for the year ended June 30, 1995, 1994 and 1993 is as follows (in thousands):


                                                                PACIFIC/
1995                               UNITED STATES      EUROPE    AMERICAS  ELIMINATIONS         TOTAL
----------------------------------------------------------------------------------------------------
Sales to unaffiliated customers      $ 1,250,181   $ 607,444   $ 370,643     $      --   $ 2,228,268
Intercompany transfers                   485,303          --          --      (485,303)           --
----------------------------------------------------------------------------------------------------
Net sales                              1,735,484     607,444     370,643      (485,303)    2,228,268
Operating income                         190,725     114,837      20,877       (19,167)      307,272
Income before income taxes               206,623     106,957      22,306       (19,167)      316,719
Identifiable assets                    1,471,848     910,776     230,802      (406,807)    2,206,619

                                                                PACIFIC/
1994                               UNITED STATES      EUROPE    AMERICAS  ELIMINATIONS         TOTAL
----------------------------------------------------------------------------------------------------
Sales to unaffiliated customers       $  904,339   $ 384,908   $ 248,519     $      --   $ 1,537,766
Intercompany transfers                   289,776          --          --      (289,776)           --
----------------------------------------------------------------------------------------------------
Net sales                              1,194,115     384,908     248,519      (289,776)    1,537,766
Operating income                          88,556      74,075      34,992        (3,794)      193,829
Income before income taxes               112,451      55,758      34,193        (3,794)      198,608
Identifiable assets                    1,191,801     406,424     173,191      (204,364)    1,567,052

                                                                PACIFIC/
1993                               UNITED STATES      EUROPE    AMERICAS  ELIMINATIONS         TOTAL
----------------------------------------------------------------------------------------------------
Sales to unaffiliated customers       $  634,359   $ 303,702   $ 194,808     $      --   $ 1,132,869
Intercompany transfers                   202,294          --          --      (202,294)           --
----------------------------------------------------------------------------------------------------
Net sales                                836,653     303,702     194,808      (202,294)    1,132,869
Operating income                          39,943      61,213      15,729         3,086       119,971
Income before income taxes                61,986      40,276      15,143         3,086       120,491
Identifiable assets                      869,393     267,243     108,650      (196,992)    1,048,294


NOTE 8. STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flow information (in thousands):


                                    FOR THE YEARS ENDED JUNE 30,
                                       1995      1994        1993
-----------------------------------------------------------------
Cash paid during the year for:
  Interest                         $  4,633   $  3,213   $  2,954
  Income taxes, net of refunds       42,217     22,043      4,327


Supplemental schedule of noncash investing and financing activities (in thousands):


Tax benefit from stock options     $ 31,504   $ 26,850   $ 12,080
Property and equipment purchased
 under construction financing            --         --      4,736
Equipment purchased under capital
 leases                               4,254      6,008        866
Conversion of preferred stock        20,798         --         --

NOTE 9. CONTINGENCIES

The Company is defending securities class action lawsuits involving MIPS Computer Systems, Inc., which the Company acquired in June 1992, and Alias Research Inc., which the Company acquired in June 1995. The Company believes that it has good defenses to the claims in both the MIPS and Alias suits, and it is defending both suits vigorously.

The MIPS case, which was filed in the U.S. District Court for the Northern District of California in 1992, alleges that MIPS and certain of its officers and directors made material misrepresentations and omissions during the period from January to October of 1991. In June 1994 summary judgment was granted in the defendants' favor on all counts. Plaintiffs have given notice of an appeal to the U.S. Court of Appeals for the Ninth Circuit.

The Alias case, which was filed in the U.S. District Court for the District of Connecticut in 1991, alleges that Alias and certain of its officers and directors made material misrepresentations and omissions during the period from May 1991 to April 1992. Alias' motion to dismiss the amended complaint is pending.

The Company routinely receives communications from third parties asserting patent or other rights covering the Company's products and technologies. Based upon the Company's evaluation, it may take no action or it may seek to obtain a license. There can be no assurance in any given case that a license will be available on terms the Company considers reasonable, or that litigation will not ensue.

Management is not aware of any pending disputes that would be likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company's Common Stock is traded on the New York Stock Exchange under the symbol of SGI. The following table sets forth, for the periods indicated, the high, low, and close prices for the Common Stock as reported on the NYSE, giving effect to a two-for-one stock split effective December 15, 1993.


                           FISCAL 1995                      FISCAL 1994
                      LOW      HIGH     CLOSE          LOW      HIGH     CLOSE
------------------------------------------------------------------------------
First Quarter     $ 21.25   $ 26.88   $ 25.75     $  16.06  $  22.50  $  21.50
Second Quarter      24.13     33.13     31.00        19.81     24.75     24.75
Third Quarter       29.13     38.00     35.50        21.50     26.88     23.88
Fourth Quarter      33.75     42.00     39.88        18.75     25.88     22.13

The Company had 5,452 stockholders of record as of June 30, 1995. The Company has not paid any dividends on its common stock. Covenants governing the Senior Notes and lines of credit restrict the payment of dividends, except for dividends on currently outstanding preferred stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends to common stockholders.

Silicon Graphics, Inc. Common Stock Prices --
High, Low and Close by Fiscal Year

-----------------------------------------------------------------------
$50,000

-----------------------------------------------------------------------
$40,000

-----------------------------------------------------------------------
$30,000

-----------------------------------------------------------------------
$20,000

-----------------------------------------------------------------------
$10,000

-----------------------------------------------------------------------
$0         1987   1988   1989   1990   1991   1992   1993   1994   1995


Reflects a two-for-one split effective February 21, 1992 and a two-for-one split effective December 15, 1993.

REPORT OF MANAGEMENT  [LOGO]

To Our Stockholders:

The Company's management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The financial statements were prepared in conformity with generally accepted accounting principles and reflect management's estimates and judgments as required.

The Company's consolidated financial statements have been audited by Ernst & Young LLP, a firm of independent auditors, whose appointment was approved by the Company's stockholders. Their accompanying report is based on procedures performed in accordance with generally accepted auditing standards, including tests of the accounting records and other auditing procedures as they considered necessary.

The Company's management maintains a system of internal control and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, transactions are properly executed in accordance with management's authorization, and accounting records may be relied upon for the preparation of financial statements and other financial information. Limitations exist in any system of internal control based upon the recognition that the cost of the systems should not exceed the benefits derived. The system is continuously monitored by direct management review and by internal auditors who conduct a program of audits throughout the Company. Ernst & Young LLP, as part of the audit of the Company's consolidated financial statements, considers that internal control structure to determine the nature, timing, and extent of its audit tests. Management believes that the Company's system of internal control is adequate to accomplish the objectives discussed herein.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers of the Company, is responsible for monitoring and overseeing the quality of the Company's accounting and reporting policies, internal controls and other matters deemed appropriate. Based on the nature of the matters under review, the independent and internal auditors, as well as certain officers and employees, attend all or part of the Audit Committee meetings. The Audit Committee has direct and private access to both internal and external auditors and reviews the performance of Ernst & Young LLP in their audit of the Company's financial statements and evaluates their independence and professional competence.


[SIGCUT]                                [SIGCUT]
Edward R. McCracken                      Thomas A. Jermoluk
CHAIRMAN AND                             PRESIDENT AND
CHIEF EXECUTIVE OFFICER                  CHIEF OPERATING OFFICER


[SIGCUT]                                [SIGCUT]
Stanley J. Meresman                     Dennis P. McBride
SENIOR VICE PRESIDENT, FINANCE          VICE PRESIDENT, CONTROLLER
AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

Silicon Graphics, Inc.

We have audited the accompanying consolidated balance sheets of Silicon Graphics, Inc. as of June 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Graphics, Inc. at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


                                                [SIGCUT OF ERNST & YOUNG]

Palo Alto, California
July 19, 1995

66