Form 10-K, Exhibit 13
period 1996-06-30
SILICON GRAPHICS INC /CA/
filed 1996-09-30
CIK 802301

                                     [LOGO]

                      SELECTED CONSOLIDATED FINANCIAL DATA

Years ended June 30                                           1996(1)           1995            1994            1993          1992
- ----------------------------------------------------------------------------------------------------------------------------------
Operating Data
  (in thousands, except per share amounts):
Total revenue                                            $ 2,921,316     $ 2,228,268     $ 1,537,766     $ 1,132,869     $ 906,713
Costs and expenses:
  Cost of revenue                                          1,482,439       1,032,059         735,388         532,213       437,575
  Research and development                                   353,461         247,678         190,796         143,981       137,134
  Selling, general and administrative                        807,830         619,259         417,753         336,054       329,204
  Write-off of acquired in-process technology
    and merger-related expenses                              103,193          22,000              --              --       110,000
  Restructuring costs                                             --              --              --             650        28,895
                                                         -----------     -----------     -----------     -----------     ---------
Operating income (loss) from continuing operations           174,393         307,272         193,829         119,971      (136,095)
Interest and other, net                                       10,413           9,447           4,779             520         5,961
Minority interest in net loss of Cray Research                 3,982              --              --              --            --
                                                         -----------     -----------     -----------     -----------     ---------
Income (loss) from continuing operations
  before income taxes                                        188,788         316,719         198,608         120,491      (130,134)
Income (loss) from continuing operations                     115,037         224,856         141,414          82,803      (101,318)
Net income (loss)                                            115,037         224,856         141,814          73,540      (101,183)

Income (loss) per share:
  Income (loss) from continuing operations               $      0.65     $      1.28     $      0.86     $      0.53     $   (0.89)
  Net income (loss)                                      $      0.65     $      1.28     $      0.86     $      0.47     $   (0.89)

Common and common equivalent shares
  used in the calculation of income (loss) per share         175,790         175,435         165,149         154,887       119,233

Balance Sheet Data (in thousands):
Cash, cash equivalents and
  marketable investments                                 $   456,937     $   780,012     $   604,444     $   208,538     $ 195,088
Working capital                                              994,817         889,371         645,296         398,053       362,529
Total assets                                               3,158,246       2,206,619       1,567,052       1,048,294       892,673
Long-term debt and other                                     381,490         287,267         252,645          56,832        71,900
Stockholders' equity                                       1,675,318       1,346,170         937,169         696,649       562,230

Statistical Data:
Number of employees                                           10,485           6,308           4,707           4,023         3,946
Revenue/employee (average; in thousands)                 $       373     $       400     $       346     $       293     $     237
Long-term debt and other/total capitalization                    19%             18%             21%              8%           11%

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.

                                      (34)

                                 QUARTERLY DATA

Fiscal 1996 (unaudited) (In thousands, except per share amounts)      June 30(1)      March 31        Dec. 31       Sept. 30
- ----------------------------------------------------------------------------------------------------------------------------
Total revenue                                                        $  977,373     $  676,931     $  671,733     $  595,279
Cost and expenses:
  Cost of revenue                                                       548,395        330,077        331,356        272,611
  Research and development                                              121,915         78,006         80,797         72,743
  Selling, general and administrative                                   246,593        195,897        193,151        172,189
  Write-off of acquired in-process technology and
    merger-related expenses                                             101,918             --            561            714
                                                                     ----------     ----------     ----------     ----------
Operating income (loss)                                                 (41,448)        72,951         65,868         77,022
Interest and other, net                                                  (4,367)         1,740          6,699          6,341
Minority interest in net loss of Cray Research                            3,982             --             --             --
                                                                     ----------     ----------     ----------     ----------
Income (loss) before income taxes                                       (41,833)        74,691         72,567         83,363
Net income (loss)                                                       (48,704)        53,031         52,353         58,357

Net income (loss) per share                                          $    (0.30)    $     0.31     $     0.30     $     0.33
Common and common equivalent shares
  used in the calculation of income (loss) per share                    164,388        173,545        177,319        179,236

Fiscal 1995 (unaudited) (In thousands, except per share amounts)        June 30       March 31        Dec. 31       Sept. 30
- ----------------------------------------------------------------------------------------------------------------------------
Total revenue                                                        $  653,210     $  576,984     $  549,571     $  448,503
Cost and expenses:
  Cost of revenue                                                       305,294        263,395        255,535        207,835
  Research and development                                               69,191         61,416         60,841         56,230
  Selling, general and administrative                                   190,221        159,818        145,687        123,533
  Merger-related expenses                                                22,000             --             --             --
                                                                     ----------     ----------     ----------     ----------
Operating income                                                         66,504         92,355         87,508         60,905
Interest and other, net                                                   6,034          4,457         (3,935)         2,891
                                                                     ----------     ----------     ----------     ----------
Income before income taxes                                               72,538         96,812         83,573         63,796
Net income                                                               52,745         67,972         59,038         45,101

Net income per share                                                 $     0.30     $     0.38     $     0.34     $     0.26
Common and common equivalent shares
  used in the calculation of income per share                           177,927        177,781        174,065        171,999

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.

                           PRICE RANGE OF COMMON STOCK

The Company's Common Stock is traded on the New York Stock Exchange under the symbol of SGI. The following table sets forth, for the periods indicated, the high, low, and close prices for the Common Stock as reported on the NYSE.

                                  Fiscal 1996                         Fiscal 1995
                            Low        High       Close         Low        High       Close
- -------------------------------------------------------------------------------------------
First Quarter           $ 33.00     $ 45.63     $ 34.38     $ 21.25     $ 26.88     $ 25.75
Second Quarter            26.88       38.75       27.50       24.13       33.13       31.00
Third Quarter             21.25       30.38       25.00       29.13       38.00       35.50
Fourth Quarter            23.13       30.13       24.00       33.75       42.00       39.88


     The Company had 10,597 stockholders of record as of June 30, 1996. The Company has not paid any dividends on its common stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends to common stockholders.

                                      (35)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The matters addressed in this discussion, with the exception of the historical information presented, are forward looking statements involving risks and uncertainties, including the risks discussed under the heading "Risks That Affect Our Business" and elsewhere in this report.

                                  INTRODUCTION

During the fourth quarter of fiscal 1996, Silicon Graphics acquired Cray Research. The acquisition, which resulted in significant fourth quarter charges, will continue to negatively affect the Company's results in fiscal 1997 as a result of the different financial models of the Cray Research and Silicon Graphics businesses and certain ongoing purchase accounting effects, as well as expenses expected to be incurred to integrate the companies.

     The following discussion begins with a detailed review of Silicon Graphics' pro forma standalone results for fiscal 1996 and the combined company's results. The discussion of the combined results includes a review of the impact of the purchase method of accounting, which will affect fiscal 1997 results as well as those reported for fiscal 1996. The discussion concludes with a review of certain risk factors that investors should consider.


                                   STANDALONE
                            YEAR-TO-YEAR COMPARISONS

The information in the following tables is presented for Silicon Graphics' standalone business on a pro forma basis, excluding any impact of the Cray Research acquisition, to facilitate year-to-year comparisons.

Operating Items as a Percentage of Total Revenue
- -------------------------------------------------------------------------

                                               Fiscal Years Ended June 30
(Percentages may not add due to rounding)       1996      1995      1994
- -------------------------------------------------------------------------
Product and other revenue                       88.6%     89.3%     88.8%
Service revenue                                 11.4      10.7      11.2
                                              ------    ------    ------
Total revenue                                  100.0     100.0     100.0
Gross margin                                    51.0      53.7      52.2
Research and development expenses               11.7      11.1      12.4
Selling, general and
  administrative expenses                       27.8      27.8      27.2
Alias/Wavefront
  merger-related expenses                          *       1.0        --
                                              ------    ------    ------
Operating margin                                11.5%     13.8%     12.6%
                                              ------    ------    ------
                                              ------    ------    ------
* Less than one percent

Growth Rates
- -------------------------------------------------------------------------
                                                         Increase
                                             Fiscal 1996/  Fiscal 1995/
                                              Fiscal 1995  Fiscal 1994
- -----------------------------------------------------------------------
Product and other revenue                             23%          46%
Service revenue                                       32%          38%
Total revenue                                         24%          45%
Gross profit                                          18%          49%
Research and development expenses                     31%          30%
Selling, general and administrative expenses          24%          48%


Revenue by Geography
- ------------------------------------------------------------------------

                      Fiscal Years Ended June 30      Year/Year Increase
($ in millions)       1996        1995        1994      96/95     95/94
- ------------------------------------------------------------------------
United States       $ 1,293     $ 1,094     $   787       18%       39%
Europe                  819         635         409       29%       55%
Rest of World*          658         499         342       32%       46%
                    -------     -------     -------
Total revenue       $ 2,770     $ 2,228     $ 1,538       24%       45%
                    -------     -------     -------
                    -------     -------     -------

                                              Fiscal Years Ended June 30
(As a percentage of total revenue)            1996        1995      1994
- ------------------------------------------------------------------------
United States                                 47%         49%       51%
Europe                                        29%         29%       27%
Rest of World*                                24%         22%       22%

*    Includes Japan, other Asia/Pacific countries, Canada and Latin America.

Revenue by Product Line
- -------------------------------------------------------------------------

(As a percentage of product revenue,           Fiscal Years Ended June 30
excluding other revenue)                       1996        1995      1994
- -------------------------------------------------------------------------
High-end products (primarily
  from the POWER Challenge-TM-,
  Challenge-Registered Trademark- and
  Onyx-TM- families)                           37%         38%       36%
Desktop products (primarily
  from the Indy and
  Indigo(2)-TM- families)                      63%         62%       64%

REVENUE   Revenue growth in fiscal 1996 and fiscal 1995 reflected increased shipments across the entire product line, as well as increased service revenue supporting a larger installed base. The revenue growth rate declined substantially from 45% in fiscal 1995 to 24% in fiscal 1996. Factors contributing to the fiscal 1996 decline in the revenue growth rate included:

* the effects of reorganization within the Company's United States sales organization, which hampered field productivity, particularly in the first half of the fiscal year;

                                      (36)

* significant product transitions involving new microprocessors and graphics architectures across the product line, which affected results both because of parts availability delays in the ramp-up of production of the new products and because some customers delayed purchases in anticipation of the new products; and

* various transitory developments that affected particular quarters, such as the U.S. federal government budget impasse, which curtailed government sales in the second quarter.

     Most of the Company's revenue in fiscal 1996 came from products introduced during the year. The Company expects this pattern to continue in fiscal 1997. As illustrated by the Company's fiscal 1996 results, the process of completing new products and rapidly bringing them into volume production entails substantial risks. See "Risks That Affect Our Business--Product Development and Introduction."

     The mix of revenue from the Company's high-end and desktop products has not changed significantly over the past three years as the Company continues to develop and deliver a wide range of products to a broadening marketplace. However, as a result of the Cray Research acquisition, high-end product revenue is expected to represent a higher proportion of product revenue in fiscal 1997. Unit volumes increased in each of fiscal 1995 and 1996 while overall product revenue per unit has remained substantially unchanged. Other revenue comes primarily from subsystem products, royalties, licensing fees and non-recurring engineering contracts. In fiscal 1997, computer system leasing will also contribute to other revenue.

     Service revenue, which is comprised of hardware and software support and maintenance, has remained fairly constant as a percentage of total revenue over the past three years. However, the Company expects that service revenue will increase as a percentage of total revenue in fiscal 1997 as a result of the Cray Research acquisition.

     The Company's geographic revenue mix has in recent years shifted towards its international operations. The Company believes this trend will continue. Revenue from Japan represented approximately 12% of total revenue in fiscal 1996 and 13% in both fiscal 1995 and 1994. Revenue growth in Japan slowed in fiscal 1996 as a result of a strengthened U.S. dollar. European revenue was not significantly affected by currency changes.

GROSS MARGIN   Cost of product and other revenue includes costs related to product shipments, including materials, labor, overhead and other direct or allocated costs involved in their manufacture or delivery. Costs associated with non-recurring engineering revenue are recognized in research and development expense. Cost of service revenue includes all costs incurred in the support and maintenance of the Company's products.

     Silicon Graphics' standalone overall gross margin decreased from 53.7% in fiscal 1995 to 51.0% in fiscal 1996. Gross margins also decreased during fiscal 1996, to 48.9% in the fourth quarter. The year to year decline was due principally to discounting on product sales resulting from increased competition. Fourth quarter gross margins were primarily affected by aggressive pricing programs, an increase in the percentage of revenues from the United States and costs associated with the ramp-up to volume production of new microprocessors, including expediting costs.

     In fiscal 1995, the overall gross margin increased to 53.7% from 52.2% in fiscal 1994. The increase was primarily due to manufacturing efficiencies due to higher volumes, the weaker U.S. dollar, and the increased proportion of international business. The Company's gross margin for fiscal 1995 was higher than normal largely due to rapid revenue growth and efficiencies associated with purchasing and manufacturing high volumes of products.

     The Company's gross margins are affected by a number of factors, including geographic and product mix, and will fluctuate from period to period. The Company expects its gross margins, before the impact of purchase accounting, to be lower in fiscal 1997 than in fiscal 1996. A significant reason for this expected decline is the impact of the Cray Research acquisition, reflecting Cray Research's lower product and service gross margins. The Company expects over time to achieve synergies and implement other changes that will moderate but not eliminate the impact of these differences in Cray's business on the combined organization. Gross margin is also expected to be negatively affected in fiscal 1997 by competitive pricing programs and increased volumes of lower priced desktop systems in the Silicon Graphics product line. See "Risks That Affect Our Business."

OPERATING MARGIN   The Company has for many years developed its annual operating plans based on target ranges for operating expense as a percentage of total revenue. These target ranges reflect the Company's beliefs

                                      (37)
about the levels of research and development necessary to develop leading-edge products for its markets, the levels of sales and marketing expenses appropriate to support its channels of distribution and the appropriate levels of general and administrative spending. Because the Company plans its operating expenses, many of which are relatively fixed in the short term, on the basis that its revenue will continue to grow, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. This was reflected in the Company's operating margin for fiscal 1996, which was significantly lower than in fiscal 1995 or 1994, principally due to a lower than expected revenue growth rate.

     Research and development spending has increased at approximately the same rate in each of the past three fiscal years reflecting the Company's belief that success in its marketplace requires a continuous flow of new products. The Company expects to continue to increase the dollar amount of research and development spending in fiscal 1997 and to plan its investment in research and development based on a target range of 10.5% - 12.5% of expected revenue.

     Selling, general and administrative expenses have remained substantially unchanged as a percentage of total revenue over the past three years. The Company invested heavily in its sales organization during fiscal 1995 and the first part of fiscal 1996. The Company ended fiscal 1996 with an increased focus on tight operating expense control and expects to plan selling, general and administrative expenses for fiscal 1997 based on a target range of 25% - 27% of expected revenue.

     The Company expects operating margins for at least the first half of fiscal 1997 to be significantly below the levels of the last few fiscal years. The Company's ability to achieve operating margins approaching its historical range during fiscal 1997 will depend in part on its success in achieving revenue growth, including expected revenue synergies from the joint marketing and sale of Silicon Graphics and Cray Research systems, as well as in achieving expense synergies. These expense synergies are expected to result from such factors as joint materials purchasing, the combination of the field sales and service organizations, research and development efficiencies and the elimination of redundant administrative functions. The Company's strategy is to effect a measured and deliberate consolidation of the Silicon Graphics and Cray Research organizations, based on the primary goal of providing a smooth technology, product and support transition path for customers. While some of these synergies may be realized almost immediately, others will not be fully realized for several quarters or even longer.

IMPACT OF CURRENCY   The net effect of currency changes was not significant in
any of the past three fiscal years.


                                  CONSOLIDATED
                            YEAR-TO-YEAR COMPARISONS

The Company acquired approximately 75% of the outstanding common stock of Cray Research in a cash tender offer that closed on April 2, 1996, and acquired the remaining Cray Research shares in a merger by exchanging one share of Silicon Graphics common stock for each remaining outstanding share of Cray Research common stock on June 30, 1996. The aggregate purchase price (including acquisition costs) was approximately $767 million in cash, common stock and the value associated with options to purchase common stock. The acquisition has been accounted for using the purchase method.

IMPACT OF CRAY ACQUISITION ON FISCAL 1996 RESULTS   The principal effects of the
acquisition on Silicon Graphics' fiscal 1996 results were as follows:


CONSOLIDATION   Cray Research generated $151.4 million in revenue for an
operating loss of $22.7 million in the fourth quarter of fiscal 1996. These results were consolidated with the Company's for that quarter, subject to adjustment for the minority interest held by public stockholders prior to the closing of the merger. The effects of this consolidation on the results for fiscal 1996 as a whole are illustrated as follows (in thousands):


                                       Silicon Graphics
Fiscal Year Ended June 30, 1996    Pro Forma Standalone    Consolidated
- -----------------------------------------------------------------------
Revenue:
  Product and other revenue                 $ 2,454,180     $ 2,553,128
  Service revenue                               315,707         368,188

    Total revenue                             2,769,887       2,921,316
                                            -----------     -----------
Costs and expenses:
  Cost of product and other revenue           1,191,171       1,279,742
  Cost of service revenue                       165,324         202,697
  Research and development                      323,722         353,461
  Selling, general and administrative           769,352         807,830
  Write-off of acquired in-process
    technology and merger-related
    expenses                                      1,275         103,193
    Total costs and expenses                  2,450,844       2,746,923
                                            -----------     -----------
Operating income                            $   319,043     $   174,393
                                            -----------     -----------

                                            -----------     -----------
                                            -----------     -----------

                                      (38)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

ACQUIRED IN-PROCESS TECHNOLOGY   The Company recognized a one-time charge of
$98.2 million in the fourth quarter of fiscal 1996 for acquired in-process technology that had not yet reached technological feasibility and that had no alternative future use.

MERGER-RELATED EXPENSES   Merger-related expenses associated with the Cray
Research acquisition of $3.7 million were recorded in the fourth quarter of fiscal 1996. These expenses related to integrating Silicon Graphics and Cray Research operations. The Company expects to incur an additional $15 million to $25 million of similar merger-related expenses during fiscal 1997.

GROSS MARGIN IMPACT   Because purchase accounting requires that purchased work-
in-process and finished goods inventories be written up to fair value at the time of acquisition, gross margins were adversely affected in the fourth quarter of fiscal 1996 as a portion of the inventory was sold to customers. The effect of this write-up was to reduce fourth quarter gross margins by approximately $18 million. The Company expects that the continuing effect of the sell-through of this inventory will reduce gross margins by an aggregate of approximately $41 million, primarily during the first three quarters of fiscal 1997. Likewise, purchase accounting does not allow recognition of the gross profit on acquired service contracts. The effect of this was to reduce fourth quarter gross margins by approximately $1.7 million. The effect on gross margins will be approximately $6.5 million during the first three quarters of fiscal 1997.

OTHER OPERATING RESULTS   The discussion that follows focuses on certain other
consolidated operating results for fiscal 1996.


INTEREST EXPENSE   Consolidated interest expense increased in fiscal 1996
principally as a result of borrowings associated with the Cray Research acquisition. Interest expense increased in fiscal 1995 as a result of increased market interest rates, and a full year of interest expense on the zero coupon convertible subordinated debentures issued in November 1993.

INTEREST INCOME AND OTHER, NET   Consolidated interest income and other, net for
fiscal 1996 increased by 19% over the prior year. This was primarily the result of higher invested cash balances prior to the closing of the Cray Research tender offer on April 2, 1996, offset by the Company's $10 million share of losses of Interactive Digital Systems ("IDS"), its joint venture with AT&T. IDS, which was formed in June 1994, was dissolved at the end of fiscal 1996 in conjunction with the reorganization of AT&T. The Company expects interest income and other for fiscal 1997 to continue to be affected by lower invested cash balances as the result of the Cray Research acquisition.

     Interest income and other, net for fiscal 1995 increased 111% from fiscal 1994 as a result of higher cash balances and higher interest rates on investments. In the second quarter of fiscal 1995, the Company recorded a charge of $7.3 million related to its long-term investment in Control Data Systems, Inc., which the Company disposed of in the third quarter of fiscal 1995.

PROVISION FOR INCOME TAXES   The consolidated effective tax rate for fiscal 1996
was approximately 39%. Silicon Graphics' standalone tax rate, excluding the effect of the Cray Research acquisition, was approximately 27% for fiscal 1996 compared to 29% in 1995 and 1994, reflecting an increase in foreign earnings taxed at lower rates. The standalone tax rate was lower than the federal statutory rate primarily due to the tax benefit from the Company's foreign sales corporation and foreign earnings taxed at lower rates. The consolidated tax rate was higher than the standalone rate principally because of the write-off of acquired in-process technology for which there was no tax benefit.

     The Company does not provide for U.S. federal income taxes on undistributed earnings of foreign subsidiaries which it intends to permanently reinvest in those operations. The effective tax rate for fiscal 1997 is expected to increase due to the acquisition of Cray Research, which does not have manufacturing facilities in tax-favored jurisdictions.


                               FINANCIAL CONDITION

The Company's financial condition changed significantly in fiscal 1996 compared with 1995 principally as a result of the Cray Research acquisition. At June 30, 1996, cash, cash equivalents and short- and long-term investments, net of short-term borrowings, totaled $320 million, down from $780 million at June 30, 1995.

     Operating activities generated $212 million in fiscal 1996, compared with $234 million in fiscal 1995 and $276 million in fiscal 1994. Fiscal 1996 net income was affected

                                      (39)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

by a number of charges that did not use cash, including the $98 million write-off of acquired in-process technology and $18 million of reduced gross margin associated with the write-up of acquired Cray Research inventories. The impact of those charges was somewhat offset by increased deferred tax benefit provisions, as well as the minority interest in Cray Research loss, which do not provide cash. The growth in receivables, excluding the effects of the Cray Research acquisition, reflects both higher sales levels and longer collection cycles. Inventories, excluding the effects of the Cray Research acquisition, grew at a much lower rate than in fiscal 1995 due to the lower sales growth rate and increased focus on inventory management.

     Investing activities, other than changes in the Company's marketable investments, consumed $659 million in cash during fiscal 1996, compared with $127 million during fiscal 1995 and $123 million during fiscal 1994. The acquisition of Cray Research used approximately $408 million of cash, net of cash acquired. Capital expenditures of $189 million in fiscal 1996 included expansion of manufacturing capacity as well as costs related to the Company's new information system.

     In each of the past three years the Company's employee stock plans have been an additional source of cash. In October 1995, the Company announced a program to repurchase seven million shares of common stock to manage the dilution created by employee stock plans. Under this program, 2,452,600 shares of common stock were repurchased for $76 million. The Company has not repurchased any shares since it entered into its merger agreement with Cray Research in February 1996.

     At June 30, 1996, the Company's principal sources of liquidity included cash, cash equivalents and marketable investments of $457 million ($320 million, net of short-term borrowings) and up to $250 million available under its three-year revolving credit facility. At this time the Company expects capital expenditures to be slightly lower as a percentage of total revenue in fiscal 1997 than they were in fiscal 1996. In connection with the acquisition of Cray Research the Company also has recorded an accrual of approximately $39 million related to costs of exiting facilities and streamlining duplicate administrative activities. During fiscal 1996, cash outlays for these activities were $1.7 million.

     The Company's cash and marketable investments, along with the credit facility, cash generated from operations and other resources available to the Company, should be adequate to fund the Company's projected cash flow needs. The Company believes that the level of financial resources is an important competitive factor in the computer industry and, accordingly, may elect to raise additional capital through debt or equity financing in anticipation of future needs.


                                RISKS THAT AFFECT
                                  OUR BUSINESS

Silicon Graphics operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risks.

PERIOD TO PERIOD FLUCTUATIONS The Company's operating results may fluctuate for a number of reasons. Other than in the Cray Research business, the Company has short delivery cycles and as a result generally does not have a large order backlog, which makes the forecasting of revenue inherently uncertain. This uncertainty is compounded because each quarter's revenue results predominantly from orders booked and shipped during the third month, and disproportionately in the latter half of that month. Because the Company plans its operating expenses, many of which are relatively fixed in the short term, on the basis that its revenue will continue to grow, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors, including lower than expected demand, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. The timing of customer acceptance of large Cray systems may also have a significant effect on periodic operating results. Margins are heavily influenced by mix considerations, including geographical mix, the mix of service and non-recurring engineering revenue, the mix of high-end and desktop products and application software, as well as the mix of configurations within these product categories.

     The Company's results have followed a seasonal pattern, with stronger sequential growth in the second and fourth fiscal quarters, reflecting the buying patterns of the Company's customers. Sales of Cray Research systems generally reflect sequential growth from quarter-to-quarter through the calendar year.

     The Company's stock price, like that of other technology companies, is subject to significant volatility. If revenue or earnings in any quarter fail to meet the investment community's expectations, there could be an

                                      (40)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

immediate impact on the Company's stock price. The stock price may also be affected by broader market trends unrelated to the Company's performance.

PRODUCT DEVELOPMENT AND INTRODUCTION   The Company's continued success depends
on its ability to develop and rapidly bring to volume production highly differentiated, technologically complex and innovative products. The Company plans to introduce several new product families in the first half of fiscal 1997, including products that will replace virtually the entire current product line. A number of risks are inherent in this process.

     The development of new technology and products is increasingly complex and uncertain, which increases the risk of delays. The introduction of a new computer system requires close collaboration and continued technological advancement involving multiple hardware and software design and manufacturing teams within the Company as well as teams at outside suppliers of key components such as semiconductor and storage products. The failure of any one of these elements could cause the Company's new products to fail to meet specifications or to miss the aggressive introduction timetables that the Company establishes. As the variety and complexity of the Company's product families increase, the process of planning production and inventory levels also becomes more difficult.

     Short product life cycles place a premium on the Company's ability to manage the transition from current products to new products. In order to minimize product transition issues, the Company often announces new products in the early part of a quarter, while the product is in the final stages of development, and seeks to manufacture and ship the product in volume in the same quarter. In the case of the Cray Research product line, new products are generally announced well in advance of availability, due to the longer sales cycle for these systems. The Company's results could be adversely affected by such factors as development delays, quality or yield problems experienced by suppliers, variations in product costs, and delays in customer purchases of existing products in anticipation of the introduction of new products.

COMPETITION   The computer industry is highly competitive, with rapid
technological advances and constantly improving price/performance. As most of the segments in which the Company operates continue to grow faster than the industry as a whole, the Company is experiencing an increase in competition, and it expects this trend to continue. This competition comes not only from the Company's traditional UNIX workstation rivals and Cray's traditional supercomputing competitors, but also from new sources including the personal computer industry. In particular, during fiscal 1996 the Company experienced increasing competition at the lowest end of its business from workstations based upon the Intel Pentium microprocessor, Microsoft's Windows NT operating system, and a variety of 3-D graphics acceleration cards. Many of the Company's competitors have substantially greater technical, marketing and financial resources and, in some segments, a larger installed base of customers and a wider range of available applications software. Competition can result in significant discounting and lower gross margins.

VOLUME STRATEGY   The Company believes that its long-term success is dependent upon achieving substantial increases in its unit volumes over the next several years. The Company has created a new business unit, Silicon Desktop, with the charter of implementing a comprehensive strategy for increasing volumes of desktop products, including new product development, greater emphasis on lower-cost manufacturing and the strengthening of indirect distribution channels. Risks associated with this strategy include:

* increased direct competition with the personal computer industry, portions of which have been seeking to move up market to compete with low-end workstations (see "Competition");

* the impact of lower gross margins, to the extent not mitigated by savings in distribution costs and other operating expenses; and

* the extent to which the Company is able to adapt its manufacturing and service philosophies to the demands of higher volumes and lower costs.

ACQUISITION OF CRAY RESEARCH   The acquisition of Cray Research will require,
among other things, integration of the Cray Research organization, business infrastructure and product offerings with those of the Company in a way that enhances the performance of the combined business. The challenges posed by the acquisition include the management of a business with a different approach to product design, manufacturing and sales and service, the development of a consolidated product road map from a number of incompatible products and the integration of several geographically separated research and development centers.

                                      (41)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

The success of this process will be significantly influenced by the Company's ability to retain key management, sales, and research and development personnel. The integration process will also require the dedication of management resources, which may temporarily distract attention from the day-to-day business of the Company.

     There are several other aspects of Cray Research's business that are different from the Company's current business and may affect the operations of the combined business:

* Government agencies and research institutions represent a major customer group for Cray Research products. As a result of the acquisition, a greater percentage of the Company's revenue will be derived from sales to such customers, whose purchasing decisions may be adversely affected by reductions or changes in government spending.

* International sales of Cray Research's products are more likely to be subject to export licensing constraints than international sales of the Company's current products.

* Cray Research derives most of its revenue from the sale of a small number of large systems, which generally have a longer sales cycle. Revenue for these systems is recognized at customer acceptance rather than upon shipment. Cray Research's results for any period are significantly influenced by the number and mix of systems accepted and whether a system is sold or leased. Changes affecting even a small number of systems can have significant financial implications.

* At June 30, 1996, the combined Company's backlog was $572 million, representing orders scheduled to ship during fiscal 1997. This backlog primarily consists of orders for Cray Research T90 and T3E systems, which only recently had their first commercial shipments.

IMPACT OF GOVERNMENT CUSTOMERS   A significant portion of the Company's revenue
is derived from sales to the U.S. government, either directly by the Company or through system integrators and other resellers. This proportion will increase as the result of the Cray Research acquisition. Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruptions due to appropriation and spending patterns and the government's reservation of the right to cancel contracts for its convenience. In the second quarter of fiscal 1996, for example, the Company's results were adversely affected by purchasing slowdowns related to the federal government budget impasse.

GLOBAL FINANCIAL MARKET RISKS   The Company's business and financial results are
affected by fluctuations in world financial markets, including foreign currency exchange rates and interest rates. The Company's hedging policy attempts to mitigate some of these risks, based on management's best judgment of the appropriate tradeoffs among risk, opportunity and expense. The Company regularly reviews its overall hedging policies, and it continually monitors its hedging activities to ensure that they are consistent with policy and appropriate and effective in light of changing market conditions. Management may as part of this review determine at any time to change its hedging policies. However, it is important to recognize that the Company's risk management activities are not comprehensive, and that there can be no assurance that these programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either foreign exchange or interest rates.

     Because more than half of the Company's revenue is from sales outside the United States, and many key components are produced outside the United States, the Company's results can be significantly affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company is primarily exposed to changes in exchange rates on the Swiss franc, British pound, Japanese yen, German mark and French franc. When the U.S. dollar strengthens against these currencies, the value (as expressed in U.S. dollars) of non-U.S. dollar-based sales and costs decrease. The opposite happens when the U.S. dollar weakens. Because the Company is a net receiver of currencies other than the U.S. dollar, it benefits from a weaker dollar and is adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, a strengthening of the U.S. dollar tends to affect negatively the Company's revenue and gross margins.

     To mitigate the short-term impact of fluctuating currency exchange rates on the Company's non-U.S. dollar-based sales and intercompany receivables, the Company regularly hedges certain of these net exposures. Historically, the Company has not sought to hedge future revenues. However, as a result of the Cray Research acquisition, the Company is continuing Cray Research's policy of entering into foreign exchange forward contracts that


                                      (42)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

hedge firmly committed Cray Research backlog. Currently, these hedges extend through December 1999. Beginning in fiscal 1997, the Company also expects to hedge a portion of anticipated quarterly revenues from international operations. The Company utilizes foreign currency forward contracts to hedge non-U.S. dollar intercompany receivables. The Company has generally not hedged capital expenditures, investments in subsidiaries or inventory purchases. However, because the Company procures inventory and its international operations incur expenses in local currencies, the financial effects of fluctuations in the U.S. dollar values of non-U.S. dollar-based transactions frequently mitigate or tend to offset each other on a consolidated basis.

     The Company's interest income and expense is most sensitive to fluctuations in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents and marketable investments as well as interest paid on its borrowings. To mitigate the impact of fluctuations in U.S. interest rates, the Company has entered into an interest rate swap transaction intended to better match the Company's fixed rate interest expense on its zero coupon convertible subordinated debentures with the floating-rate interest income on its cash equivalents and marketable investments.

OTHER RISKS OF INTERNATIONAL OPERATIONS   The Company's results could also be
negatively affected by such factors as changes in trade protection measures, longer accounts receivable collection patterns, or natural disasters. The Company's sales to foreign customers also are subject to export regulations, with sales of some of the Company's high-end products requiring clearance and export licenses from the U.S. Department of Commerce. The Company's export sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of the Company's products.

MANAGEMENT INFORMATION SYSTEM   The Company replaced its United States
information management system in the third quarter of fiscal 1996 with a comprehensive system used to manage the entire revenue cycle, including order administration, billing and collection, as well as manufacturing and finance. The Company expects that the system will provide operational efficiencies and support future growth. However, as the system has been in operation for a relatively short period, there remains a risk of functional or performance difficulties, particularly as the system is extended to the Company's international operations and to the Cray Research business.

DEVELOPMENT AND ACCEPTANCE OF MIPS -Registered Trademark- RISC ARCHITECTURE Most of the Company's system products incorporate microprocessors based upon the Company's MIPS RISC microprocessor architecture. The Company licenses the manufacturing and distribution rights to these microprocessors to selected semiconductor manufacturing companies. The Company believes that the continued development and broad acceptance of the MIPS architecture are critical to its future success.

INTELLECTUAL PROPERTY   The Company routinely receives communications from third
parties asserting patent or other rights covering the Company's products and technologies. Based upon the Company's evaluation, it may take no action or it may seek to obtain a license. In any given case there is a risk that a license will not be available on terms that the Company considers reasonable, or that litigation will ensue. The Company currently has patent infringement lawsuits pending against it. The Company expects that, as the number of hardware and software patents issued continues to increase, and as the Company's business grows, the volume of these intellectual property claims will also increase.

EMPLOYEES   The Company's future success depends in part on its ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel, who are in great demand.

BUSINESS DISRUPTION   The Company's corporate headquarters, including most of
its research and development operations and manufacturing facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. Operating results could be materially affected by a significant earthquake. The Company is predominantly self-insured for losses and business interruptions of this kind.


                                      (43)

                        CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended June 30
(In thousands, except per share amounts)               1996(1)        1995           1994
- -----------------------------------------------------------------------------------------
Revenue:
  Product and other revenue                     $ 2,553,128    $ 1,989,969    $ 1,365,513
  Service revenue                                   368,188        238,299        172,253
                                                -----------    -----------    -----------
     Total revenue                                2,921,316      2,228,268      1,537,766

Costs and expenses:
  Cost of product and other revenue               1,279,742        908,516        644,979
  Cost of service revenue                           202,697        123,543         90,409
  Research and development                          353,461        247,678        190,796
  Selling, general and administrative               807,830        619,259        417,753
  Write-off of acquired in-process technology
    and merger-related expenses                     103,193         22,000             --
                                                -----------    -----------    -----------
     Total costs and expenses                     2,746,923      1,920,996      1,343,937
                                                -----------    -----------    -----------

Operating income from continuing operations         174,393        307,272        193,829

Interest expense                                    (22,365)       (18,188)        (8,321)
Interest income and other, net                       32,778         27,635         13,100
Minority interest in net loss of Cray Research        3,982             --             --
                                                -----------    -----------    -----------
Income from continuing operations before
  income taxes                                      188,788        316,719        198,608
Provision for income taxes                           73,751         91,863         57,194
                                                -----------    -----------    -----------
Income from continuing operations                   115,037        224,856        141,414
Discontinued operations:
  Reduction of  loss on disposal                         --             --            400
                                                -----------    -----------    -----------
Net income                                      $   115,037    $   224,856    $   141,814
                                                -----------    -----------    -----------
                                                -----------    -----------    -----------


Income per share:
  Income from continuing operations             $      0.65    $      1.28    $      0.86
                                                -----------    -----------    -----------
                                                -----------    -----------    -----------

  Net income                                    $      0.65    $      1.28    $      0.86
                                                -----------    -----------    -----------
                                                -----------    -----------    -----------
Common and common equivalent shares used
  in the calculation of income per share            175,790        175,435        165,149



The accompanying notes are an integral part of these financial statements.

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.


                                          (44)

                             CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30
(Dollars in thousands)                                     1996(1)       1995
- -----------------------------------------------------------------------------

ASSETS:
Current assets:
  Cash and cash equivalents                         $   257,080   $   307,875
  Short-term marketable investments                      38,316       208,094
  Accounts receivable, net of allowance for
    doubtful accounts of $23,767 in 1996;
    $13,465 in 1995                                     978,874       627,738
  Inventories                                           520,045       245,267
  Deferred tax assets                                   198,239        44,006
  Prepaid expenses and other current assets             103,701        29,573
                                                    -----------   -----------
    Total current assets                              2,096,255     1,462,553
Other marketable investments                            161,541       264,043
Property and equipment,  net of accumulated
  depreciation and amortization                         464,879       254,446
Other assets                                            435,571       225,577
                                                    -----------   -----------
                                                    $ 3,158,246   $ 2,206,619
                                                    -----------   -----------
                                                    -----------   -----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Short-term borrowings                             $   136,718   $        --
  Accounts payable                                      261,120       165,152
  Accrued compensation                                  103,996        75,483
  Income taxes payable                                   59,827        62,567
  Accrued merger liabilities                             56,251        22,191
  Other current liabilities                             204,789       112,371
  Deferred revenue                                      273,549       122,748
  Current portion of long-term debt                       5,188        12,670
                                                    -----------   -----------
    Total current liabilities                         1,101,438       573,182

Long-term debt and other                                381,490       287,267

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value, issuable
    in series, 2,000,000 shares authorized;
    shares issued and outstanding:  17,500               16,998        16,998
  Common stock, $.001 par value, 500,000,000
    shares authorized; shares issued :
    172,410,082 in 1996; 160,478,815 in 1995                173           161
  Additional paid-in capital                          1,172,787       903,139
  Retained earnings                                     461,311       385,915
  Treasury stock, at cost:  35,614 shares in 1996          (867)           --
  Accumulated translation adjustment and other           24,916        39,957
                                                    -----------   -----------
  Total stockholders' equity                          1,675,318     1,346,170
                                                    -----------   -----------
                                                    $ 3,158,246   $ 2,206,619
                                                    -----------   -----------
                                                    -----------   -----------

The accompanying notes are an integral part of these financial statements.

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.


                                          (45)

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Three years ended June 30, 1996
(In thousands)
                                                                                                         Accumulated
                                                                   Additional                            Translation        Total
                               Preferred Stock     Common Stock       Paid-In  Retained  Treasury Stock   Adjustment Stockholders'
                              Shares    Amount   Shares    Amount     Capital  Earnings  Shares   Amount   and Other       Equity
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993           809  $ 37,796  140,011  $    140   $ 646,847  $ 16,855      --     $ --   $ (4,989)   $  696,649

  Common stock issued under
   employee stock option and
   purchase plans including
   related tax benefits           --        --    7,774         8      77,084        --      --       --         --        77,092
  Convertible preferred stock,
   Series A preferred dividends   --        --       --        --          --    (1,050)     --       --         --        (1,050)
  Currency translation
   adjustment                     --        --       --        --          --        --      --       --     17,944        17,944
  Exercise of warrants            --        --      112        --       1,000        --      --       --         --         1,000
  Common stock issued upon
   purchase of Thomson
   Digital Image                  --        --      302        --       1,847        --      --       --         --         1,847
  Conversion of redeemable
   preferred stock to
   common stock                   --        --      251        --       2,762        --      --       --         --         2,762
  Accreted mandatory
   redemption premium of
   preferred stock                --        --       --        --        (889)       --      --       --         --          (889)
  Net income                      --        --       --        --          --   141,814      --       --         --       141,814
                                ----  --------  -------     ----- ----------- ---------  ------  -------   --------   -----------

Balance, June 30, 1994           809    37,796  148,450       148     728,651   157,619      --       --     12,955       937,169

  Common stock issued under
   employee stock option and
   purchase plans including
   related tax benefits           --        --    7,443         8     108,501        --      --       --         --       108,509
  Conversion of preferred
   stock                        (476)  (19,703)     688         1      19,702        --      --       --         --            --
  Convertible preferred stock,
   Series A preferred
   dividends                      --        --       --        --          --    (1,006)     --       --         --        (1,006)
  Currency translation
   adjustment                     --        --       --        --          --        --      --       --     25,885        25,885
  Unrealized gain on
   available-for-sale
   securities, net of tax         --        --       --        --          --        --      --       --      1,157         1,157
  Net income                      --        --       --        --          --   224,856      --       --         --       224,856
  Net transactions of Alias
   and Wavefront from
   February 1, 1994 through
   July 31, 1994 and January
   1, 1994 through June 30,
   1994, respectively           (316)   (1,095)   3,898         4      46,285     4,446      --       --        (40)       49,600
                                ----  --------  -------     ----- ----------- ---------  ------  -------   --------   -----------

Balance, June 30, 1995            17    16,998  160,479       161     903,139   385,915      --       --     39,957     1,346,170

  Common stock issued under
   employee stock option and
   purchase plans including
   related tax benefits           --        --    4,606         5      72,613   (39,116)  2,417   75,147         --       108,649
  Common stock issued for
   Cray Research acquisition      --        --    7,325         7     197,035        --      --       --         --       197,042
  Convertible preferred
   stock, Series A preferred
   dividends                      --        --       --        --          --      (525)     --       --         --          (525)
  Treasury stock purchased        --        --       --        --          --        --  (2,453) (76,014)        --       (76,014)
  Currency translation
   adjustment                     --        --       --        --          --        --      --       --    (12,047)      (12,047)
  Unrealized loss on
   available-for-sale
   securities, net of tax         --        --       --        --          --        --      --       --     (2,994)       (2,994)
  Net income                      --        --       --        --          --   115,037      --       --         --       115,037
                                ----  --------  -------     ----- ----------- ---------  ------  -------   --------   -----------

Balance, June 30, 1996(1)         17  $ 16,998  172,410     $ 173 $ 1,172,787 $ 461,311     (36) $  (867)  $ 24,916   $ 1,675,318
                                ----  --------  -------     ----- ----------- ---------  ------  -------   --------   -----------
                                ----  --------  -------     ----- ----------- ---------  ------  -------   --------   -----------


The accompanying notes are an integral part of these financial statements.

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.


                                          (46)
                                          (47)

                        CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended June 30
(In thousands)                                         1996(1)        1995           1994
- ------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                          $ 115,037    $ 224,856      $ 141,814
Adjustments to reconcile net income to
  net cash provided by operating activities:
  Depreciation and amortization                       197,836      115,537         93,300
  Interests in equity investments                       5,927        7,370             --
  Write-off of acquired in-process technology          98,208           --             --
  Changes in deferred tax assets and liabilities      (66,776)       7,912         (1,777)
  Other                                                (8,977)      27,159         23,756
  Changes in operating assets and liabilities
   (net of  effects of Cray Research acquisition):
   Accounts receivable                               (202,061)    (222,482)       (77,808)
   Inventories                                        (19,632)    (115,929)        (1,287)
   Accounts payable                                    38,109       71,238         (5,328)
   Other assets and liabilities                        54,015      117,983        102,947
                                                    ---------    ---------      ---------
    Total adjustments                                  96,649        8,788        133,803
                                                    ---------    ---------      ---------
   Net cash provided by operating activities          211,686      233,644        275,617

CASH FLOWS FROM INVESTING ACTIVITIES:
Available-for-sale investments:
  Purchases                                        (1,006,107)    (575,191)      (394,406)
  Sales                                             1,232,419      178,928         72,942
  Maturities                                           52,938      209,873         99,293
Acquisition of Cray Research, net of cash acquired   (408,144)          --             --
Capital expenditures                                 (188,853)    (147,933)       (92,490)
Increase in other assets                              (62,388)     (23,879)       (30,716)
Net increase in cash and cash equivalents of Alias
  for the period February 1994 to July 1994, and
  Wavefront for the period January 1994 to
  June 1994                                                --       44,479             --
                                                    ---------    ---------      ---------
   Net cash used in investing activities             (380,135)    (313,723)      (345,377)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debt                                      137,509        2,286        204,006
Payments of debt principal                            (24,894)     (16,077)        (9,988)
Sale of common stock                                   81,578       75,334         50,527
Repurchase of common stock                            (76,014)          --             --
Cash dividends-preferred stock                           (525)      (1,050)        (1,050)
                                                    ---------    ---------      ---------
  Net cash provided by financing activities           117,654       60,493        243,495
                                                    ---------    ---------      ---------
Net (decrease) increase in cash and cash
  equivalents                                         (50,795)     (19,586)       173,735
Cash and cash equivalents at beginning of year        307,875      327,461        153,726
                                                    ---------    ---------      ---------
Cash and cash equivalents at end of year            $ 257,080    $ 307,875      $ 327,461
                                                    ---------    ---------      ---------
                                                    ---------    ---------      ---------


The accompanying notes are an integral part of these financial statements.

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.


                                          (48)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
                                    NOTE 1.
                              NATURE OF OPERATIONS

Silicon Graphics, Inc. ("Silicon Graphics" or the "Company") is a leading provider of high-performance computing systems and software to customers throughout the world. The Company delivers three-dimensional graphics, digital media and symmetric multiprocessing technologies for a wide range of technical, scientific, corporate and entertainment applications. The Company's product portfolio ranges from desktop workstations to database and compute servers through multi-million dollar, high-performance, supercomputing systems. The Company's products are primarily manufactured in Mountain View, California with other manufacturing facilities located in the Midwest and Europe. The Company distributes its products through its direct sales force, as well as through indirect channels including resellers and distributors. Product and other revenue consists primarily of revenue from system and software product shipments, as well as the sale of software distribution rights, system leasing, technology licensing agreements and non-recurring engineering ("NRE") contracts. Service revenue results primarily from customer support and maintenance contracts.

                                    NOTE 2.
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include the
accounts of the Company and its wholly-owned subsidiaries after elimination of significant intercompany transactions and balances, including transactions between the Company and Alias Research Inc. ("Alias") and Wavefront Technologies, Inc. ("Wavefront"). The mergers with Alias and Wavefront were accounted for as a pooling of interests and as such, all periods prior to fiscal 1995 were restated. The consolidated financial statements for all fiscal years prior to fiscal 1995 were not restated to adjust Alias' and Wavefront's fiscal year-ends to that of the Company. Thus, such periods include the Company's results of operations and balance sheet data on a June 30 fiscal year basis, Alias' on a January 31 fiscal year basis, and Wavefront's on a prior calendar year basis. The operating results of Cray Research, Inc. ("Cray Research") were consolidated with those of the Company as of April 2, 1996, and the consolidated results reflect a 25% minority interest in the operating results of Cray Research for the period from April 2, 1996 through June 30, 1996. Certain amounts for prior years have been reclassified to conform to current year presentation.

FOREIGN CURRENCY TRANSLATION   The Company translates the assets and liabilities
of its foreign subsidiaries stated in local functional currencies to U.S. dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates of exchange in effect during the period. Gains and losses from currency translation are included in stockholders' equity. Currency transaction gains or losses are recognized in current operations and, net of hedging gains or losses, have not been significant to the Company's operating results in any period.

USE OF ESTIMATES   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

CASH EQUIVALENTS AND MARKETABLE INVESTMENTS   Cash equivalents consist of high
quality money market instruments with original maturities of 90 days or less. Short-term marketable investments consist of high quality money market instruments with original maturities greater than 90 days, but less than one year, and are stated at fair value. Other marketable investments consist primarily of high quality debt securities with maturities greater than one year and less than three years, and are stated at fair value. At June 30, 1996, the Company's cash equivalents and marketable investments are all classified as available-for-sale.

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


                                      (49)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

FAIR VALUES OF FINANCIAL INSTRUMENTS   Fair values of cash equivalents and
short-term debt approximate cost due to the short period of time to maturity. Fair values of marketable investments, long-term debt, foreign exchange forward contracts and interest swaps are based on quoted market prices or pricing models using current market rates.

DERIVATIVE FINANCIAL INSTRUMENTS   Silicon Graphics uses derivatives only for
the purpose of reducing the financial market risks of its business operations. The Company uses derivative products to hedge the foreign currency and interest rate market exposures underlying certain assets and liabilities and commitments related to customer transactions. The Company does not use any derivative instruments for trading purposes. The Company's accounting policies for these instruments are based on its designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on foreign exchange forward contracts for which a firm commitment related to a customer transaction has been attained are deferred and recognized in revenue in the same period that the underlying transactions are settled. Gains and losses on foreign currency forward contracts that are designated and effective as hedges of existing assets and liabilities are recognized in interest and other income, net, in the same period as losses and gains on the underlying transactions are recognized and generally offset. Forward points, premiums and discounts, if any, are amortized over the life of the contract and are included in interest and other, net. The differential between fixed and floating rates to be paid or received on interest rate swaps is accrued and recognized as an adjustment to interest expense. The related amount payable or receivable is included in other current assets or accrued liabilities.

INVENTORIES   Manufacturing inventories are stated at the lower of cost (first-
in, first-out) or market. Marketing inventories are stated at cost less depreciation generally based on a two-year life.

PROPERTY AND EQUIPMENT   Property and equipment is stated at cost and
depreciation is computed using the straight-line method. Useful lives of two to seven years are used for machinery and equipment and furniture and fixtures; leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. The Company's buildings are depreciated over twenty-five to thirty years and improvements over eight to fifteen years.

     Leased systems under operating leases are capitalized and carried at cost. Depreciation is computed using the sum-of-years-digits method over an estimated useful life of two to four years. Depreciation commences upon system acceptance.

OTHER ASSETS   Included in other assets are intangible assets related to the acquisition of Cray Research in fiscal 1996 and goodwill associated with the acquisition of Silicon Graphics World Trade Corporation in fiscal 1991. Amortization of these purchased intangibles and goodwill is provided on a straight-line basis over the respective useful lives of the assets ranging from four to twenty years. Also included in other assets are purchased technologies and spare parts that are generally amortized on a straight-line basis over the course of their respective useful lives ranging from two to 10 years, as well as deferred tax assets.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS 121 in the first quarter of fiscal year 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

REVENUE RECOGNITION   Revenue from Cray Research supercomputing system sales
(net of trade-in allowances) is recognized upon acceptance by the customer or independent distributor, or in the case of a conversion from lease to purchase, at the time of the customer's election to convert. Revenue from systems under operating lease contracts is recorded as earned over the lease term. All other product revenues are recognized when the product is shipped to the customer and the Company has no additional performance obligations. Initial software fees are recognized when the product has been shipped, provided that the Company has no additional performance obligations. Revenue recognition under technology agreements


                                     (50)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

is dependent on the nature and level of effort required to deliver and/or support the technology transfer. Generally, technology revenue is recognized upon the completion of contract requirements or milestones.

     Revenue related to future commitments under service contracts is deferred and recognized ratably over the related contract term.

PRODUCT WARRANTY   The Company provides at the time of sale for the estimated cost to warrant its products against defects in materials and workmanship for a period of up to one year.

ADVERTISING COSTS   The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for the years ended June 30, 1996, 1995 and 1994 was $37.5 million, $16.9 million and $6.7 million, respectively.

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

STOCK COMPENSATION   The Company accounts for stock awards granted to employees in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees.


                                     NOTE 3.
                              BUSINESS COMBINATIONS

Acquisition of Cray Research On April 2, 1996, Silicon Graphics acquired approximately 75% of the outstanding shares of common stock of Cray Research for cash. On June 30, 1996, the Company acquired the remaining outstanding Cray Research shares in a merger by exchanging one share of Silicon Graphics common stock for each remaining share of Cray Research common stock. Silicon Graphics also assumed the outstanding Cray Research employee stock options. Cray Research is widely recognized as a leader in the market for large-scale supercomputer systems and solutions used in government, industry and academia. The aggregate purchase price (including direct acquisition costs) was $767 million in cash, common stock and the value associated with options to purchase the Company's common stock. The Company has accounted for the acquisition using the purchase method.

     The following is a summary of the purchase price allocation (in millions):

Inventories and service contracts                 $    281.5
Property, plant & equipment                            143.7
Intangible assets                                       84.3
Accrual for exit costs                                 (39.4)
Other assets/liabilities, net                          198.5
Acquired in-process technology                          98.2
                                                  ----------
                                                  $    766.8
                                                  ----------
                                                  ----------

     Intangible assets consist of customer lists, trade name, completed technology and workforce-in-place, as determined by an independent appraisal. To determine the value of the completed technology, the expected future cash flows of each existing technology product were discounted taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. Based on this analysis, the existing technology that had reached technological feasibility was assigned a value of $24.5 million and capitalized. Completed technology has been assigned a four year life, workforce-in-place a five year life and customer lists and trade name 15 year lives. The lives were assigned based on their estimated useful lives.

     The accrual for exit costs includes only those direct costs related to exiting facilities and operations acquired from Cray Research and does not include any costs related to modifications of the previous Silicon Graphics business. As part of the acquisition completed in June 1996, the Company developed a plan regarding utilization and deployment of the assets and operations acquired from Cray Research. The plan involved primarily streamlining duplicate administrative activities and consolidating sales office locations. The Company expects to have substantially completed the plan regarding the utilization and deployment of the acquired Cray Research assets and operations by June 1997.

     The composition of costs related to the exit activities are as follows (in millions): non-cancelable lease commitments after closure and related costs -- $16.6; severance and related costs -- $20.5; and other costs -- $2.3.


                                     (51)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     Exit activities through June 30, 1996 have consisted principally of severance payments resulting in cash outlays of $1.7 million. Approximately $37.7 million of the exit accrual remains at June 30, 1996, a majority of which the Company expects will be spent in fiscal 1997.

     The $98.2 million allocated to acquired in-process technology, as determined by an independent appraisal, was expensed immediately as required under generally accepted accounting principles. To determine the value of the technology in the development stage, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility, and risks related to the viability of and potential changes to future target markets. This analysis resulted in the value assigned to the in-process technology that had not yet reached technological feasibility and that did not have alternative future uses.

     The unaudited pro forma combined condensed results of operations of the Company for fiscal 1996 and 1995, had the acquisition occurred at the beginning of each fiscal year presented and which eliminates the non-recurring charges, are as follows (in thousands, except per share amounts):

                                                     1996                1995
- --------------------------------------------------------------------------------
Net revenue                                      $ 3,447,480         $ 2,955,991
Net income                                       $   108,044         $     5,343
Net income per share                             $      0.59         $      0.03

     The unaudited pro forma combined results for fiscal 1996 and 1995 exclude the effects of the write-off of acquired in-process technology and other merger costs of $102 million, as such amounts are non-recurring. In addition to combining the historical results of operations of the two companies, the pro forma calculations include the estimated effect on the Company's historical results of operations from adjustments to the historical carrying values of Cray Research inventories and property, plant and equipment; intangible asset amortization; and loss of interest income as a result of making the acquisition.

     The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the periods indicated, nor is it necessarily indicative of future operating results.

MERGERS WITH ALIAS AND WAVEFRONT   On June 15, 1995, the Company merged with
Alias and Wavefront. Alias and Wavefront outstanding common stock was converted to common stock of Silicon Graphics at rates of .90 and .49, respectively. Silicon Graphics issued 14,100,577 shares in connection with the mergers. The mergers were accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements and Notes to Consolidated Financial Statements have been restated to include the results of Alias and Wavefront for all periods presented. Adjustments to combine these entities, consisting primarily of intercompany transactions, were not significant.

     The Company incurred costs in connection with the mergers and consolidation of operations. Included in the accompanying consolidated statement of operations for the year ended June 30, 1995 are merger-related expenses totaling $22.0 million, consisting primarily of charges for transaction and professional fees, personnel severance costs, and elimination of duplicate facilities.

     Separate results of operations for the periods prior to the mergers are as follows (in thousands):


                                                                               Merger
                                 Silicon                                      Related
Year ended June 30, 1995        Graphics          Alias      Wavefront       Expenses    Adjustments       Combined
- -------------------------------------------------------------------------------------------------------------------
Total revenue                $ 2,142,080    $    64,270    $    25,691    $        --    $    (3,773)   $ 2,228,268
Net income                       231,550         13,164            663        (22,000)         1,479        224,856

Year ended June 30, 1994
- -------------------------------------------------------------------------------------------------------------------
Total revenue                $ 1,481,602    $    38,306    $    17,858    $        --    $        --    $ 1,537,766
Net income (loss)                140,674          4,167         (3,027)            --             --        141,814



                                     (52)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     The adjustments for the year ended June 30, 1995 relate to product sales by Silicon Graphics to Alias and Wavefront during the fourth quarter of fiscal year 1995. Product sales by Silicon Graphics to Alias and Wavefront in prior periods were not significant. The net income adjustment amount for June 30, 1995 includes a $1.6 million benefit for the effect of the $22.0 million merger related expenses on the tax provision.


                                    NOTE 4.
                              FINANCIAL INSTRUMENTS

CASH EQUIVALENTS AND MARKETABLE INVESTMENTS   The Company's cash equivalents and
marketable investments as of June 30, 1996 and 1995 are as follows (in thousands):


                                                       Gross          Gross
                                    Amortized     Unrealized     Unrealized      Estimated
June 30, 1996                            Cost          Gains         Losses     Fair Value
- ------------------------------------------------------------------------------------------
U.S. Treasury securities
   and obligations
   of U.S. government
   agencies                       $   203,975    $        --    $    (2,624)   $   201,351
Repurchase agreements                  55,500             --             --         55,500
Certificates of deposit
   and Euro certificates
   of deposit                          52,731             --             --         52,731
U.S. commercial paper                  15,277             --             --         15,277
Other                                     901             --             --            901
                                  -----------    -----------    -----------    -----------
   Total                              328,384             --         (2,624)       325,760
Less amounts classified
   as cash equivalents               (125,903)            --             --       (125,903)
                                  -----------    -----------    -----------    -----------
Total marketable
   investments                    $   202,481    $        --    $    (2,624)   $   199,857
                                  -----------    -----------    -----------    -----------
                                  -----------    -----------    -----------    -----------


                                        Gross          Gross
                                    Amortized     Unrealized     Unrealized      Estimated
June 30, 1995                            Cost          Gains         Losses     Fair Value
- ------------------------------------------------------------------------------------------
U.S. Treasury securities
   and obligations
   of U.S. government
   agencies                       $   285,534    $     1,972    $      (944)   $   286,562
U.S. corporate notes                  111,186          1,128           (551)       111,763
Certificates of deposit
   and Euro certificates
   of deposit                          38,003            161             --         38,164
Floating rate notes                    23,111             --           (128)        22,983
U.S. commercial paper                  12,650             15             --         12,665
                                  -----------    -----------    -----------    -----------
 Total marketable
   investments                    $   470,484    $    3,276     $    (1,623)   $   472,137
                                  -----------    -----------    -----------    -----------
                                  -----------    -----------    -----------    -----------


     At June 30, 1995, the Company also had $206.4 million in cash equivalents designated held-to-maturity and consisting of repurchase agreements--$89.7 million; U.S. commercial paper--$56.8 million; floating rate notes--$34.4 million; certificates of deposit--$14.0 million; U.S. government securities-- $10.6 million and other securities--$0.9 million; all of which matured in fiscal 1996. At June 30, 1995, fair values of held-to-maturity investments approximated amortized cost and unrealized gains and losses were not material.

     Realized gains or losses on sales of available-for-sale securities in fiscal 1996 were not significant. In fiscal 1995, the Company recognized a $7.3 million loss on the sale of its marketable investment in Control Data Systems, Inc.

     The amortized cost and estimated fair value of marketable investments at June 30, 1996, by contractual maturity, are as follows (in thousands):

                                                                      Estimated
                                                            Cost     Fair Value
- -------------------------------------------------------------------------------
Due in one year or less                              $    38,388    $    38,316
Due after one year through two years                      76,240         75,302
Due after two years through three years                   87,853         86,239
                                                     -----------    -----------
     Total                                           $   202,481    $   199,857
                                                     -----------    -----------
                                                     -----------    -----------

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK   The table below shows the
notional principal, fair value, and credit risk amounts of the Company's foreign exchange and interest rate instruments as of June 30, 1996 and 1995. The notional principal amounts for off-balance-sheet instruments provide one measure of the transaction volume outstanding as of year end, and do not represent the amount of the Company's exposure to credit loss or market risk. The credit risk amount represents the Company's gross exposure to potential accounting loss on these transactions if all counterparties failed to perform as agreed at the contracted rates and contracts had to be replaced at rates prevailing at each respective date. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates and interest rates.

     Although the table below reflects the notional principal, fair value, and credit risk amounts of the Company's foreign exchange and interest rate instruments, it does not reflect the gains or losses associated with the exposures and transactions that the foreign exchange and interest rate instruments are intended to hedge. The amounts ultimately realized upon settlement of these


                                     (53)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

                                                         June 30, 1996                                June 30, 1996
                                               Notional                                     Notional
(In thousands)                                   Amount     Fair Value    Credit Risk         Amount     Fair Value    Credit Risk
- ----------------------------------------------------------------------------------------------------------------------------------
Foreign exchange instruments:
   Forward contracts
      German Mark                           $   106,584    $     2,694    $     1,631    $    24,753    $       137    $        --
      French Franc                               71,180            322            334         23,631            (62)           110
      Swiss Franc                                60,723            769            918        158,913          1,703             --
      British Pound                              59,204           (452)            93         38,094            126             --
      Japanese Yen                               57,235            430            341         26,609             13             --
      Other                                     156,722           (538)           281         80,004            305            226
                                            -----------    -----------    -----------    -----------    -----------    -----------
   Total forward exchange contracts         $   511,648    $     3,225    $     3,598    $   352,004    $     2,222    $       336
                                            -----------    -----------    -----------    -----------    -----------    -----------
                                            -----------    -----------    -----------    -----------    -----------    -----------
   Sold put options                         $        --    $        --    $        --    $     7,646    $       (18)   $        --
   Purchased call options                   $        --    $        --    $        --    $    (7,646)   $        32    $        --
Interest rate instruments:
   Receive fixed, pay floating rate swap    $   200,095    $    (1,312)   $        --    $   200,095    $    (3,745)   $        --

     The foreign exchange forward contracts were entered into to hedge the U.S. dollar value of the Company's net non-U.S. dollar-based intercompany transactions, as well as certain firmly committed non-U.S. dollar-based customer transactions. All foreign exchange forward contracts related to recorded transactions expire within one year. All foreign exchange forward contracts related to firmly committed customer transactions expire within one to three and one-half years. Deferred gains and losses on contracts related to firm commitments were immaterial at June 30, 1996.

     The options, entered into by Alias and assumed by Silicon Graphics at the time of the mergers, were part of a put-call strategy to hedge a fixed monthly amount of Canadian dollar denominated expenses. This strategy was discontinued in fiscal 1996.

     The Company entered into an interest rate swap agreement, expiring November 1996, on a notional amount of $200.1 million reflecting the gross proceeds of its zero coupon convertible subordinated debentures (see Note 9). Under the agreement, the Company receives a fixed rate of interest on the notional amount at 4.15% in exchange for payment of a variable interest rate based on the six-month U.S. dollar London Interbank offered rate ("LIBOR") less 47 basis points. The pay rates at June 30, 1996 and 1995 were 5.32% and 5.53%, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS   The carrying amounts and estimated fair
values of the Company's financial instruments at June 30, 1996 and 1995 are summarized as follows (in thousands):


                                                  1996                           1995
                                          Carrying                      Carrying
                                            Amount     Fair Value         Amount     Fair Value
- -----------------------------------------------------------------------------------------------
Cash and cash
  equivalents                          $   257,080    $   257,080    $   307,875       $307,875
Marketable investments                     199,857        199,857        472,137        472,137
Debt instruments                           443,935        452,708        246,005        329,816
Foreign exchange
  contracts                                  2,400          3,225          2,222          2,222
Sold put options                                --             --             --            (18)
Purchased call options                          --             --             --             32
Interest rate swap                            (380)        (1,312)          (468)        (3,745)



                                     NOTE 5.
                          CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company places its investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty. The Company performs ongoing credit evaluations of its customers and except in connection with the sales of supercomputers, generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.


                                       (54)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
                                     NOTE 6.
                          CONCENTRATIONS OF OTHER RISKS

MATERIALS   Certain of the components used by the Company in the manufacture of its products are available from a limited number of suppliers and frequently in the initial stages of new product introductions are available from only a single source. Shortages of various essential materials could occur due to interruption of supply or increased demand in the industry. If the Company were unable to procure certain such components, it could affect the Company's ability to meet demand for its products which would have an adverse short-term effect upon its results.

INTERNATIONAL OPERATIONS   Because more than half of the Company's revenue is
derived from sales outside the United States, and many key components are produced outside the United States, the Company's results could be negatively affected by such factors as changes in foreign currency exchange rates, trade protection measures, longer accounts receivable collection patterns, changes in regional or worldwide economic or political conditions, or natural disasters. The Company's sales to foreign customers also are subject to export regulations, with sales of some of the Company's high-end products requiring clearance and export licenses from the U.S. Department of Commerce. The Company's export sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of the Company's products. The risks of its international operations are mitigated in part by the Company's foreign exchange hedging program and by the extent to which the Company's sales and manufacturing activities are diversified.


                                     NOTE 7.
                                   INVENTORIES

Inventories at June 30, 1996 and 1995 are as follows (in thousands):

                                                            1996           1995
- -------------------------------------------------------------------------------
Components and subassemblies                         $   199,441    $    43,640
Work-in-process                                          177,744         84,049
Finished goods                                            74,997         31,887
Marketing                                                 67,863         85,691
                                                     -----------    -----------
Total inventories                                    $   520,045    $   245,267
                                                     -----------    -----------
                                                     -----------    -----------

                                     NOTE 8.
                             PROPERTY AND EQUIPMENT

Property and equipment at June 30, 1996 and 1995 is as follows (in thousands):

                                                            1996           1995
- -------------------------------------------------------------------------------
Land and buildings                                   $   115,547    $    36,531
Machinery and equipment                                  487,122        342,481
Furniture and fixtures                                    99,332         73,397
Leasehold improvements                                   102,523         63,061
Leased systems                                            20,835             --
                                                     -----------    -----------
                                                         825,359        515,470

Accumulated depreciation
  & amortization                                        (360,480)      (261,024)
                                                     -----------    -----------
Net property and equipment                           $   464,879    $   254,446
                                                     -----------    -----------
                                                     -----------    -----------

                                     NOTE 9.
                             BORROWING ARRANGEMENTS

SHORT-TERM BORROWINGS Short-term borrowings consist of $136.7 million in reverse repurchase agreements bearing interest at 5.37%, collateralized by marketable investments.

     The Company also has an unsecured revolving credit facility totaling $250.0 million, expiring in April 1999. There were no cash borrowings under this facility at June 30, 1996. Interest on borrowings is based upon either a prime rate, LIBOR rate or competitive bid rate at the Company's option. Under this credit facility, the Company is subject to certain commitment and utilization fees on the unused portion of the committed amount. At June 30, 1996, fees incurred were not material. Covenants governing the credit facility require the maintenance of certain financial ratios. At June 30, 1996, the Company was in compliance with these covenants.

LONG-TERM DEBT   Long-term debt at June 30, 1996 and 1995 is as follows (in thousands):

                                                            1996           1995
- -------------------------------------------------------------------------------
Zero coupon convertible subordinated
  debentures, due 2013 at 4.15%,
  net of unamortized discount of
  $231,731 ($240,717 in 1995)                        $   223,269    $   214,283
Convertible subordinated debentures,
  due 2011 at 6.125%, net of
  unamortized discount of $17,529                         64,471             --
8.98% Senior Notes due 1996                                   --          6,250
Swiss Franc mortgage due 2013
  at 3.54%, which resets quarterly                        13,691         16,402
Other                                                      5,786          9,070
                                                     -----------    -----------
                                                         307,217        246,005
Less amounts due within one year                          (5,188)       (12,670)
                                                     -----------    -----------
Amounts due after one year                           $   302,029    $   233,335
                                                     -----------    -----------
                                                     -----------    -----------


                                       (55)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     In November 1993, the Company issued zero coupon convertible subordinated debentures (the "Debentures") with an ultimate maturity amount of $455.0 million. Effective November 2, 1998, the Debentures will be redeemable at any time, at the option of the Company, at redemption prices equal to the issue price ($439.77 per debenture) plus accrued original issue discount to the date of redemption. At the option of the holder, each Debenture is convertible into
16.269 shares of common stock of the Company at any time. Also at the option of the holder, the Debentures will be purchased by the Company on November 2, 1998, November 2, 2003 or November 2, 2008, at purchase prices equal to the issue price plus accrued original issue discount to such purchase date. The Company, at its option, may elect to pay any such purchase price in cash or shares of common stock, or any combination thereof. At June 30, 1996 and 1995, the fair values of the outstanding Debentures were $230.9 million and $298.0 million, respectively.

     Related to the Debentures, the Company has entered into an interest rate swap agreement on a notional amount of $200.1 million resulting in a variable interest rate of six-month LIBOR less 47 basis points (5.32% at June 30, 1996). The swap expires in November 1996.

     In connection with the Cray Research acquisition, the Company assumed the Cray Research convertible subordinated debentures. These debentures are convertible into the Company's common stock at a conversion price of $78 per share at any time prior to maturity and may be redeemed at the Company's option at a price of 100%. In 1994 Cray Research repurchased a portion of the debentures with a face value of $23.0 million. The repurchase satisfied the first four required annual sinking fund payments of $5.8 million originally scheduled for the years 1997 through 2000. Remaining annual sinking fund payments of $5.8 million each are scheduled from 2001 to 2010 with a final maturity payment of $24.5 million in 2011. At June 30, 1996 the fair value of these debentures was $65.6 million.

     Principal maturities of long-term debt at June 30, 1996, are as follows (in millions): 1997 - $5.2; 1998 - $2.7; 1999 - $2.0; 2000 - $1.5; 2001 - $1.4; and
$294.4, thereafter.


                                    NOTE 10.
                         LEASING ARRANGEMENTS AS LESSOR

In connection with the acquisition of Cray Research, the Company assumed certain computer leasing arrangements pursuant to which it leases computer equipment to customers under operating leases with terms that generally range from one to four years. Contracts with U.S. Government agencies generally provide for cancellation upon 30 days notice.

     At June 30, 1996, leased systems aggregate $20.8 million less accumulated depreciation of $4.6 million.

     The Company also assumed Cray Research lease arrangements which are accounted for as sales. The net investment in sales-type leases at June 30, 1996 is summarized as follows (in thousands):

Total minimum lease payments receivable                              $   43,254
Less unearned interest income                                            (4,927)
                                                                     ----------
Net investment in sales-type leases                                      38,327
Less current portion included in current receivables                    (10,443)
                                                                     ----------
Long-term portion included in other assets                           $   27,884
                                                                     ----------
                                                                     ----------

     Future minimum lease rents on noncancelable sales-type lease agreements as of June 30, 1996 are as follows (in millions): 1997-$13.2; 1998-$18.0; 1999-
$6.9; 2000-$3.3; and 2001-$1.9. Future minimum lease rents on noncancelable operating lease agreements as of June 30, 1996 are not material.


                                    NOTE 11.
                         LEASING ARRANGEMENTS AS LESSEE

The Company leases certain of its facilities and some of its equipment under non-cancelable operating lease arrangements.

     Future minimum annual lease payments under operating leases, net of subleases and rental income, at June 30, 1996, are as follows (in millions):
1997-$73.9; 1998-$69.5; 1999-$54.2; 2000-$43.8; 2001-$28.8; and $147.8,
thereafter. Leases for facilities that will be vacated as a result of the acquisition of Cray Research are included in the preceding payment amounts. Future payments associated with these leases were provided for in the Company's exit cost accrual (see Note 3) and therefore do not represent future operating expenses.

     Aggregate operating lease rent expense was (in millions): $76.7, $49.6 and $44.7, in 1996, 1995 and 1994, respectively.


                                       (56)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     Under one of its lease agreements, the Company is contingently liable for the residual value of five buildings at the end of their lease terms. The lease for one of the buildings expires in 2000 and the lease for the additional four buildings expires in 2002. However, the Company has the option to extend these leases for an additional 35 years after expiration. If at the end of the final lease renewal, or upon the Company's option to terminate the lease at any time, the Company does not purchase the property or arrange a third-party purchase, then the Company would be obligated to the lessor for a guaranteed payment equal to a specified percentage of the lessor's purchase price for the properties. The Company would also be obligated to the lessor for all or some portion of this amount if the price paid by a third party for the property is below a specified percentage of the lessor's purchase price. The total amount related to the five properties, for which the Company would be contingently liable, is approximately $95.9 million at the end of the lease terms.


                                    NOTE 12.
                              STOCKHOLDERS' EQUITY

PREFERRED STOCK TRANSACTIONS   NKK Corporation ("NKK") of Japan, through a
wholly-owned U.S. subsidiary, owns 17,500 shares of Series A Convertible Preferred Stock. The Series A Preferred stock pays a 3% cumulative annual dividend, has preference upon liquidation in the amount of the purchase price and has aggregate voting rights equivalent to 1,400,000 shares of common stock. The preferred stock is convertible into the common stock of the Company at certain times at the then-current price of the common stock. The preferred is perpetual, but is subject to redemption at the option of the Company at certain times if the market price of the common stock is below $8.75 per share.

STOCK AWARD PLANS   The Company has various stock award plans which provide for the grant of incentive and nonstatutory stock options and the issuance of restricted stock to employees. Incentive stock options are granted at not less than the fair market value on the date of grant; the prices of nonstatutory stock option grants and restricted stock are determined by the board of directors. Under the plans, options and restricted stock generally vest over a fifty-month period from the date of grant.

     Under one of the plans, the number of shares available for grant or issuance will be automatically increased each July 1, through 1997 by a number of shares equal to 3.5% of the total common shares issued and outstanding on the preceding June 30.

     In addition, the Company has a Directors' Stock Option Plan which allows for the grant of nonstatutory stock options to nonemployee directors at not less than the fair market value at the date of grant. Eligible directors are granted an option to purchase 30,000 shares of common stock on the date of their initial election as a director. On November 1 of each year, each eligible director is granted an option to purchase an additional 10,000 shares of common stock. These options generally vest in installments over a four year period. At June 30, 1996, 133,100 shares were available for future option grants under the Directors' Stock Option Plan.

     In connection with the mergers (see Note 3), all outstanding stock options of Alias and Wavefront converted to stock options for Silicon Graphics common stock at ratios of .90 and .49, respectively. As a result, outstanding options to purchase 2,190,153 shares were assumed.

     In connection with the acquisition of Cray Research (see Note 3), each outstanding stock option of Cray Research was converted to an option for Silicon Graphics common stock. As a result, outstanding options to purchase 3,894,570 shares were assumed.

     As of June 30, 1996 and 1995, outstanding options to purchase 20,442,299 and 20,025,442 shares, respectively, were exercisable and 213,855 shares and no shares of restricted stock, respectively, were subject to repurchase.


                                       (57)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Activity under all of the stock award plans was as follows:


                                            Shares Available               Outstanding Options
                                                   For Grant             Shares                       Price
- -----------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                           4,006,818          30,817,016         $  0.18 - $  25.83
Additional shares authorized for issuance          5,063,622                  --                  --
Options granted                                   (6,664,519)          6,664,519         $  4.08 - $  25.63
Options exercised                                         --          (5,205,003)        $  0.25 - $  22.88
Options canceled                                     979,079            (979,079)        $  0.96 - $  25.63
Plan shares expired                                     (946)                 --                  --
                                                 -----------         -----------

Balance at June 30, 1994                           3,384,054          31,297,453         $  0.18 - $  25.83
Additional shares authorized for issuance          5,902,569                  --                  --
Options granted                                   (6,531,385)          6,531,385         $ 24.00 - $  37.13
Options exercised                                         --          (5,712,687)        $  0.18 - $  31.38
Options canceled                                     928,870            (928,870)        $  2.78 - $  37.13
Restricted shares granted                             (4,740)                 --                  --
Plan shares expired                                   (1,848)                 --                  --
Net transactions of Alias and Wavefront during
  eliminated periods from February 1, 1994
  to July 31, 1994 and January 1, 1994 to
  June 30, 1994, respectively.                    (1,185,384)            787,656         $  1.88 - $  25.83
                                                 -----------         -----------
Balance at June 30, 1995                           2,492,136          31,974,937         $  0.38 - $  37.13
Additional shares authorized for issuance          7,116,758                  --                  --
Cray Research options assumed                      2,540,543           3,894,570         $ 14.75 - $  47.63
Options granted                                   (9,305,575)          9,305,575         $ 12.69 - $  42.50
Options exercised                                         --          (5,283,368)        $  0.38 - $  37.09
Options canceled                                   1,835,013          (1,835,013)        $  3.56 - $  42.50
Restricted shares granted                           (232,500)                 --                  --
Restricted shares returned                            20,000                  --                  --
Plan shares expired                                     (160)                 --
                                                 -----------         -----------
Balance at June 30, 1996                           4,466,215          38,056,701         $  0.96 - $  47.63
                                                 -----------         -----------
                                                 -----------         -----------

STOCK PURCHASE PLAN   The Company has an employee stock purchase plan under
which eligible employees may purchase stock at 85% of the lower of the closing prices for the stock at the beginning of a twenty four-month offering period or the end of each six-month purchase period. The purchase periods generally begin in May and November. Purchases are limited to 10% of each employee's compensation. As of June 30, 1996, 11,972,311 shares had been issued under the plan and 1,087,689 shares were reserved for future issuance.

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

STOCK REPURCHASE PROGRAM   On October 19, 1995, the Company announced that its
board of directors had authorized the repurchase of up to seven million shares of its common stock, either in the open market or in private transactions. The Company has purchased approximately 2.5 million shares since the commencement of the repurchase program at an average price of approximately $31.00 per share. The repurchased shares are available for use under the Company's employee stock plans and for other corporate purposes.

COMMON SHARES RESERVED   The Company has reserved in the aggregate 52,064,281
shares of common stock issuable upon conversion of all convertible subordinated debentures, as well as shares issuable under its stock award and purchase plans.


                                       (58)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

                              NOTE 13. INCOME TAXES

The components of income from continuing operations before income taxes are as follows (in thousands):

Years Ended June 30                          1996           1995           1994
- -------------------------------------------------------------------------------
United States                         $   106,176    $   201,131    $   107,401
International                              82,612        115,588         91,207
                                      -----------    -----------    -----------
                                      $   188,788    $   316,719    $   198,608
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------

The provision for income taxes consists of the following (in thousands):

Years Ended June 30                          1996           1995           1994
- -------------------------------------------------------------------------------
Federal:
  Current                             $   111,970    $    44,781    $    31,180
  Deferred                                (49,246)          (733)        (9,303)
State:
  Current                                  13,540          7,761          8,148
  Deferred                                 (4,299)         4,929            959
Foreign
  Current                                  17,021         31,905         19,643
  Deferred                                (15,235)         3,220          6,567
                                      -----------    -----------    -----------
                                      $    73,751    $    91,863    $    57,194
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------

  The provision for income taxes reconciles to the amounts computed by applying the statutory federal rate to earnings before taxes as follows (in thousands):

Years Ended June 30                          1996           1995           1994
- -------------------------------------------------------------------------------
Tax at U.S. federal
  statutory rate                      $    66,076    $   110,852    $    69,513
State taxes, net of
  federal tax benefit                       6,006          8,249          5,877
Earnings subject to foreign
  taxes at lower rates                    (33,149)       (18,751)       (11,302)
Income of Foreign Sales
  Corporation not subject
  to U.S. tax                              (8,355)        (9,059)        (4,660)
Acquired in-process
  technology                               34,373             --             --
Research and
  experimentation credits                      --         (4,625)          (944)
Net operating loss
  without tax benefit                          --             --           (664)
Nondeductible
  professional fees                            --          2,789             --
Other                                       8,800          2,408           (626)
                                      -----------    -----------    -----------
Provision for income taxes            $    73,751    $    91,863    $    57,194
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------

     No provision for residual federal taxes has been made on approximately $211.8 million of accumulated undistributed earnings of certain of the Company's foreign subsidiaries since it is the Company's intention to permanently invest such earnings in foreign operations. The Company has been granted exemptions from tax on income from certain manufacturing operations located outside the U.S. for years through 2006. The cumulative income tax benefits attributable to the tax status of this subsidiary are estimated to be $74.0 million at June 30, 1996.

     The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

Years ended June 30                          1996           1995           1994
- -------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforwards      $    36,266    $     4,958    $    19,024
Foreign taxes on unremitted
  foreign earnings net of
  related U.S. tax liability               23,389          9,418          8,158
General business credit
  carryforwards                            31,362         16,732         25,296
Foreign tax credit carryforwards           38,561          1,537          4,434
Depreciation                               55,993         15,793         12,626
Inventory valuation                        59,279         21,586         13,948
Nondeductible vacation
  pay accrual                              14,172          9,382          8,409
Intercompany profit elimination            10,634         10,690         10,353
Merger expenses                            51,468          5,456          6,022
Other                                      43,161          2,895          9,084
                                      -----------    -----------    -----------
  Subtotal                                364,285         98,447        117,354
  Valuation allowance                     (60,819)            --        (10,995)
                                      -----------    -----------    -----------
Total deferred tax assets                 303,466         98,447        106,359
Deferred tax liabilities:
Intangibles                                40,758             --             --
Other                                       6,012             --             --
                                      -----------    -----------    -----------
Total deferred tax liabilities             46,770             --             --
                                      -----------    -----------    -----------
Total                                 $   256,696    $    98,447    $   106,359
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------

     At June 30, 1996, the Company had federal net operating loss carryforwards of approximately $89.4 million for United States federal income tax purposes expiring in the years 2005 through 2011. At June 30, 1996, the Company also had general business credit carryovers of approximately $31.3 million for United States federal tax purposes, expiring in the years 1999 through 2010. In addition, the Company had foreign tax credit carryforwards of approximately $38.5 million which expire in the years 1998 through 2001, and a capital loss carryforward of $7.6 million expiring in 2000.

     As a result of the acquisition by Silicon Graphics, Cray Research experienced a "change in ownership" as defined under Section 382 of the Internal Revenue Code and is subject to certain limitations on the utilization of its pre-acquisition net operating loss and tax credit carry-


                                       (59)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

forwards. The Company has provided a valuation allowance to offset the deferred tax asset relating to foreign tax credits that may expire prior to utilization due to this annual limitation. The valuation allowance for defered tax assets of approximately $60.8 million will be applied to reduce the noncurrent intangible assets related to the acquisition of Cray Research if future tax benefits are subsequently realized.


                         NOTE 14. INDUSTRY SEGMENT AND
                             GEOGRAPHIC INFORMATION

The Company, operating in a single industry segment, designs, manufactures and services high-performance computing systems and software. Information regarding operations in different geographic areas at June 30, 1996, 1995 and 1994, and for the years then ended, is as follows (in thousands):

                                             1996           1995           1994
- -------------------------------------------------------------------------------
Net sales to unaffiliated
   customers:
   United States                      $ 1,412,137    $ 1,093,694    $   786,832
   Europe                                 836,053        635,268        408,766
   Rest of World                          673,126        499,306        342,168
                                      -----------    -----------    -----------
Total net sales                       $ 2,921,316    $ 2,228,268    $ 1,537,766
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------
Transfers between
   geographic areas
   (eliminated in
   consolidation):
   United States                      $   698,816    $   485,303    $   289,776
   Europe                                  65,583             --             --
   Rest of World                               --             --             --
                                      -----------    -----------    -----------
Total transfers                       $   764,399    $   485,303    $   289,776
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------
Operating income:
   United States                      $    67,466    $   190,725    $    88,556
   Europe                                 121,049        114,837         74,075
   Rest of World                          (12,847)        20,877         34,992
   Eliminations                            (1,275)       (19,167)        (3,794)
Corporate income, net                      14,395          9,447          4,779
                                      -----------    -----------    -----------
Income before
   income taxes                       $   188,788    $   316,719    $   198,608
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------
Identifiable assets:
   United States                      $ 1,802,261    $   564,187    $   538,259
   Europe                                 596,818        844,816        313,047
   Rest of World                          315,740        209,517        148,061
   Eliminations                          (531,197)      (406,807)      (204,364)
   Corporate assets                       974,624        994,906        772,049
                                      -----------    -----------    -----------
Total assets                          $ 3,158,246    $ 2,206,619    $ 1,567,052
                                      -----------    -----------    -----------
                                      -----------    -----------    -----------

     "Europe" includes Europe and the Middle East. "Rest of World" includes Japan, other Asia/Pacific countries, Canada and Latin America. Net revenue from sales to unaffiliated customers is based on the location of the customer. Intercompany transfers between geographic areas are accounted for by using the transfer prices in effect for the respective subsidiaries. Operating income and identifiable assets are classified based on the location of the Company's facilities. Corporate assets include cash and cash equivalents, marketable investments, deferred tax assets and certain other assets. Corporate income is interest and other income, net.


                             NOTE 15.  BENEFIT PLANS

401(k) RETIREMENT SAVINGS PLAN   The Company provides a 401(k) investment plan
covering substantially all of its U.S. employees. The plan provides for a minimum 25 percent Company match of an employee's contribution up to a specified limit, but allows for a larger matching subject to certain regulatory limitations. The Company's matching contributions to the investment plan became effective October 1, 1994, and for fiscal 1996 and 1995, the Company contributed $4.7 million and $13.7 million, respectively.

DEFERRED COMPENSATION PLAN   The Company has a Non-Qualified Deferred
Compensation Plan that allows eligible executives and directors to defer a portion of their compensation. The deferred compensation, together with Company matching amounts and accumulated earnings, is accrued but unfunded. Such deferred compensation is distributable in cash and at June 30, 1996 and 1995, amounted to approximately $3.3 million and $1.0 million, respectively. A participant may elect to receive such deferred amounts in one payment or in annual installments no sooner than two years following each annual election. Participant contributions are always 100% vested and Company matching contributions vest as directed by the board of directors. There have been no Company matching contributions to date.

DEFINED POSTRETIREMENT BENEFIT PLAN   In connection with the acquisition of Cray
Research, the Company assumed responsibility for the defined postretirement health benefit plan covering substantially all active U.S. Cray Research employees. The plan is unfunded. At June 30, 1996, there were no retirees receiving benefits under the plan and the accumulated postretirement obligation was $7.5 million. Ongoing cost of the plan is not expected to be material.


                                       (60)

- --------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

                             NOTE 16.  RELATED PARTY
                                  TRANSACTIONS

The Company has from time to time engaged in significant transactions with related parties in the ordinary course of business. Related parties have included: Tandem Computers, Incorporated, as a director of Tandem is also on the Company's board of directors; Chrysler Corporation, as the president of Chrysler became a member of the Company's board of directors in fiscal 1996; Control Data Systems, Inc. (CDSI) due to the Company's investment in common stock of CDSI through March 31, 1995; and NKK through its indirect ownership of 100% of Series A Convertible Preferred Stock (See Note 12).

     Product and other revenue for the years ended June 30, 1996, 1995 and 1994 included, in the aggregate, sales to related parties in the amount of $72.9 million, $119.6 million and $83.1 million, respectively. Purchases and amounts receivable from and amounts payable to such related parties were immaterial at June 30, 1996, 1995 and 1994.


                                    NOTE 17.
                             STATEMENT OF CASH FLOWS

Supplemental disclosures of cash flow information
(in thousands):

Years ended June 30                          1996           1995           1994
- -------------------------------------------------------------------------------
Cash paid during the year for:
   Interest                           $     9,600    $     4,600    $     3,200
   Income taxes, net of refunds           122,000         42,200         22,000

Supplemental schedule of noncash investing and financing activities (in thousands):

Tax benefit from stock options        $    23,000    $    31,500    $    26,900
Equipment purchased
   under capital leases                       200          4,300          6,000
Conversion of preferred stock                  --         20,800             --


                             NOTE 18. CONTINGENCIES

The Company is defending the lawsuits described below. The Company believes that it has good defenses to the claims in each of these lawsuits and is defending each of them vigorously.

     The Company is defending a securities class action lawsuit and a derivative suit filed in U.S. District Court for the Northern District of California in January and March, 1996. These suits allege that the Company and certain of its officers and directors made material misrepresentations and omissions during the period from October to December 1995.

     The Company also is defending securities class action lawsuits involving MIPS Computer Systems, Inc., which the Company acquired in June 1992, and Alias Research Inc., which the Company acquired in June 1995. The MIPS case, which was filed in the U.S. District Court for the Northern District of California in 1992, alleges that MIPS and certain of its officers and directors made material misrepresentations and omissions during the period from January to October of 1991. In June 1994 summary judgment was granted in the defendants' favor on all counts. Plaintiffs appeal to the U.S. Court of Appeals for the Ninth Circuit is pending. The Alias case, which was filed in the U.S. District Court for the District of Connecticut in 1991, alleges that Alias and certain of its officers and directors made material misrepresentations and omissions during the period from May 1991 to April 1992. Alias's motion to dismiss the amended complaint is pending.

     The Company also is defending a patent infringement lawsuit filed by Martin Marietta Corp. in the U.S. District Court for the Middle District of Florida in September 1995. The Company has filed a counterclaim seeking to invalidate the principal patent at issue in the lawsuit, and Martin Marietta has requested the U.S. Patent and Trademark Office to re-examine the patent. The District Court has set a trial date for the lawsuit in February 1998.

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

     Management is not aware of any pending disputes, including those described above, that would be likely to have a material adverse effect on the Company's financial condition, results of operation or liquidity. However, management's evaluation of the likely impact of these pending disputes could change in the future.


                                       (61)