Form 10-K, Exhibit 13
period 1998-06-30
SILICON GRAPHICS INC /CA/
filed 1998-09-28
CIK 802301

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

-----------------------------------------------------------------------------------------------------------------------------------
                                                         QUARTERLY DATA
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Fiscal 1998 (unaudited)
                                                                                    -----------------------------------------------

(in thousands, except per share amounts)                                            June 30      March 31    Dec. 31     Sept. 30
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                       $ 773,561   $ 708,291    $850,765    $767,993
Costs and expenses:
    Cost of revenue                                                                   542,355     504,282     478,991     437,923
    Research and development                                                          113,746     111,975     117,113     116,354
    Selling, general and administrative                                               304,829     250,917     251,262     261,421
    Other operating expense (1)                                                        90,320      43,393      52,729      19,101
                                                                                    -----------------------------------------------
Operating loss                                                                       (277,689)   (202,276)    (49,330)    (66,806)
Interest and other income (expense), net                                                  218        (267)      1,538      (2,307)
                                                                                    -----------------------------------------------
Loss before income taxes                                                             (277,471)   (202,543)    (47,792)    (69,113)
Net loss                                                                             (220,041)   (152,569)    (31,479)    (55,538)

Net loss per share - basic and diluted                                              $   (1.17)    $ (0.81)    $ (0.17)    $ (0.31)
Shares used in the calculation of net loss per share - basic and diluted              187,472     187,643     187,874     182,160

                                                                                               Fiscal 1997 (unaudited)
                                                                                    -----------------------------------------------
(in thousands, except per share amounts)                                            June 30      March 31    Dec. 31     Sept. 30
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                      $1,162,317    $909,370    $825,312    $765,602
Costs and expenses:
    Cost of revenue                                                                   597,622     517,292     456,937     450,695
    Research and development                                                          125,196     121,532     124,094     108,279
    Selling, general and administrative                                               297,712     254,086     254,348     232,167
    Other operating expense (2)                                                         3,110       2,482       2,331       2,834
                                                                                    -----------------------------------------------
Operating income (loss)                                                               138,677      13,978     (12,398)    (28,373)
Interest and other income (expense), net                                               (9,323)     (2,156)     (1,397)       (818)
                                                                                    -----------------------------------------------
Income (loss) before income taxes                                                     129,354      11,822     (13,795)    (29,191)
Net income (loss)                                                                     102,403      10,538     (12,789)    (21,601)

Net income (loss) per share:
    Basic                                                                           $    0.57     $  0.06     $ (0.07)    $ (0.13)
    Diluted                                                                         $    0.54     $  0.06     $ (0.07)    $ (0.13)
Shares used in the calculation of net income (loss) per share:
    Basic                                                                              177,911     176,382     174,926     172,974
    Diluted                                                                            190,863     184,555     174,926     172,974

(1) Amounts include a $17 million write-off of acquired in-process technology in the first quarter; restructuring charges of $53 million, $44 million, and $47 million in the second, third and fourth quarters, respectively; and a $47 million charge for long-lived asset impairment in the fourth quarter.

(2)  Amounts represent merger-related expenses.

-----------------------------------------------------------------------------------------------------------------------------------
                                                         PRICE RANGE OF COMMON STOCK
-----------------------------------------------------------------------------------------------------------------------------------

The Company's Common Stock is traded on the New York Stock Exchange under the symbol of SGI.  The following table sets forth, for the periods indicated, the high, low and close prices for the Common Stock as reported on the NYSE.

                                                      Fiscal 1998                                     Fiscal 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                        Low              High             Close           Low            High          Close
-----------------------------------------------------------------------------------------------------------------------------------
First Quarter                       $  15.00          $  30.19          $  26.25        $ 20.00        $ 25.75        $ 22.13
Second Quarter                         11.56             27.50             12.44          17.88          27.63          25.50
Third Quarter                          10.94             16.19             13.94          19.25          28.38          19.50
Fourth Quarter                         11.06             16.38             12.13          12.63          20.25          15.00

The Company had 9,238 stockholders of record as of June 30, 1998. The Company has not paid any dividends on its common stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends to common stockholders.

ITEM 6. SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------------------
                                              SELECTED CONSOLIDATED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
Years ended June 30                                                 1998          1997        1996 (1)        1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Operating Data
   (in thousands, except per share amounts):
Total revenue                                                   $3,100,610    $3,662,601    $2,921,316    $2,228,268    $1,537,766
Costs and expenses:
   Cost of revenue                                               1,963,551     2,022,546     1,482,439     1,032,059       735,388
   Research and development                                        459,188       479,101       353,461       247,678       190,796
   Selling, general and administrative                           1,068,429     1,038,313       807,830       619,259       417,753
   Other operating expense (2)                                     205,543        10,757       103,193        22,000             -
                                                                ----------    ----------    ----------    ----------    ----------
Operating (loss) income                                           (596,101)      111,884       174,393       307,272       193,829
Interest and other (expense) income, net                              (818)      (13,694)       10,413         9,447         4,779
Minority interest in net loss of Cray Research                           -             -         3,982             -             -
                                                                ----------    ----------    ----------    ----------    ----------
(Loss) income before income taxes                                 (596,919)       98,190       188,788       316,719       198,608
Net (loss) income                                                 (459,627)       78,551       115,037       224,856       141,814

Net (loss) income per share:
   Basic                                                         $   (2.47)    $    0.44     $    0.70     $    1.44     $    0.98
   Diluted                                                       $   (2.47)    $    0.43     $    0.65     $    1.26     $    0.85

Shares used in the calculation of net (loss)
   income per share:
   Basic                                                            186,149       175,548       162,658       156,437       144,301
   Diluted                                                          186,149       182,637       175,790       182,837       167,112

Balance Sheet Data (in thousands):
   Cash, cash equivalents and
     marketable investments                                      $  736,720    $  374,292    $  456,937    $  780,012    $  604,444
   Working capital                                                  968,700     1,229,388       994,817       889,371       645,296
   Total assets                                                   2,964,706     3,344,592     3,158,246     2,206,619     1,567,052
   Long-term debt and other                                         403,522       419,144       381,490       287,267       252,645
   Stockholders' equity                                           1,464,512     1,839,242     1,675,318     1,346,170       937,169

Statistical Data:
   Number of employees                                              10,286        10,930        10,485         6,308         4,707
   Revenue/employee (average; in thousands)                      $     291     $     343     $     373     $     400     $     346
   Long-term debt and other/total capitalization                        22%           19%           19%           18%           21%

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research, which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.

(2) Fiscal 1998 amount includes restructuring charges ($144 million), a charge for long-lived asset impairment ($47 million) and a write-off of acquired in-process technology ($17 million). Fiscal 1997 amount represents merger-related expenses. Fiscal 1996 amount includes write-off of acquired in-process technology ($98 million) and merger-related expenses. Fiscal 1995 amount represents merger-related expenses.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The matters addressed in this discussion, with the exception of the historical information presented, are forward-looking statements involving risks and uncertainties, including year 2000 compliance and other risks discussed under the heading "Risks That Affect Our Business" and elsewhere in this report. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

INTRODUCTION

The following tables and discussion present certain financial information on a comparative basis. The Company's fiscal 1998 results reflect certain charges attributable to its decision to restructure its business. This process included a reevaluation of its core competencies, technology roadmap and business model in an effort to bring its expenses more in line with current revenue levels and restore long-term profitability to the Company. The Company's fiscal 1996 results reflect the fourth quarter acquisition of Cray Research in a business combination accounted for under the purchase method. To provide a meaningful comparison of fiscal 1997 and fiscal 1996 results, revenue, gross margin, research and development and selling, general and administrative expenses are presented on a pro forma combined basis (as if the acquisition had occurred at the beginning of fiscal 1996 and excluding the results of the Cray Business Systems Division which was disposed in the first quarter of fiscal 1997) in addition to the actual fiscal 1996 results.

OPERATING ITEMS AS A PERCENTAGE OF TOTAL REVENUE
------------------------------------------------------------------------------
(PERCENTAGES MAY NOT ADD DUE TO ROUNDING)

                                             Fiscal Years Ended June 30
                                        ----------------------------------
                                                       Pro forma
                                        1998     1997     1996      1996
                                        ----     ----  ---------    -----
Product and other revenue               80.3%     84.3%     84.7%     87.4%
Service revenue                         19.7      15.7      15.3      12.6
                                       -----     -----     -----     -----
Total revenue                          100.0     100.0     100.0     100.0
Gross margin                            36.7(3)   44.8(1)   47.1(1)   49.3(1)
Research and development expenses       14.8      13.1      12.3      12.1
Selling, general & administrative
 expenses                               34.5      28.3      26.8      27.7
Other operating expense                  6.6(4)    0.3       3.0(2)    3.5
                                       -----     -----     -----     -----
Operating margin                       (19.2)%     3.1%      5.0%(2)   6.0%

(1) Gross margin before Cray Research purchase accounting adjustments would have been 45.9% for fiscal 1997, 47.6% for fiscal 1996 on a pro forma basis and 49.9% for fiscal 1996.
(2) Excludes $22 million of pre-merger Cray Research restructuring charges.
(3) Excluding $115 million of Cray product transition-related charges and a $30 million charge to write-off excess spares, gross margin would have been 41.3%.
(4) Includes restructuring charges ($144 million), a charge for long-lived asset impairment ($47 million) and a write-off of acquired in-process technology ($17 million).

YEAR OVER YEAR PERCENTAGE CHANGE
------------------------------------------------------------------------------

                                       Fiscal 1998/         Fiscal 1997/
                                       Fiscal 1997      Pro Forma Fiscal 1996
                                       ------------     ---------------------
Product and other revenue                 (19%)                   7%
Service revenue                             6%                   10%
Total revenue                             (15%)                   7%
Gross profit                              (31%)                   2%
Research and development expenses          (4%)                  14%
Selling, general and administrative
 expenses                                   3%                   13%

REVENUE BY GEOGRAPHY
------------------------------------------------------------------------------

($ in millions)
                     Fiscal Years Ended June 30       Fiscal Year/Year Increase
                  ----------------------------------  -------------------------
                                    Pro Forma          1998 vs      1997 vs
                    1998     1997      1996     1996    1997     Pro Forma 1996
                  --------  ------- --------- -------- -------   --------------
United States     $  1,625   $1,927   $ 1,582 $  1,412  (16%)       22%
Europe                 832      936     1,034      836  (11%)       (9)%
Rest of World(1)       644      800       804      673  (20%)       ---%
                  --------  -------   ------- --------
Total revenue     $  3,101  $ 3,663   $ 3,420 $  2,921  (15%)        7%
                  --------  -------   ------- --------
                  --------  -------   ------- --------

                                             Fiscal Years Ended June 30
(as a percentage of total revenue)        --------------------------------
                                                          Pro Forma
                                          1998      1997     1996     1996
                                          ----      ----  ---------   ----
United States                              52%       53%      46%      48%
Europe                                     27%       26%      30%      29%
Rest of World(1)                           21%       21%      24%      23%

-----------------
(1) Includes Japan, other Asia-Pacific countries, Canada and Latin America

REVENUE BY PRODUCT LINE
------------------------------------------------------------------------------

                                              Fiscal Years Ended June 30
(as a percentage of product revenue,      ------------------------------------
excluding other revenue)                                  Pro Forma
                                          1998      1997     1996     1996
                                          ----      ----  ---------   ----

Servers (primarily from the Cray,
POWER CHALLENGE-TRADEMARK-,
CHALLENGE-Registered
Trademark- and Origin-TRADEMARK-
families)                                  51%       50%      34%      25%

Graphics Systems (primarily from the
Indy-TM-, OCTANE-Registered Trademark-,
O2-TM- and Onyx-Registered Trademark-
families)                                  49%       50%      66%      75%
------------------------------------------------------------------------------

REVENUE

The Company's product and other revenue are derived primarily from shipment of computer systems products, with subsystem and software revenue, fees and royalty payments comprising the remainder. Service revenue is comprised of hardware and software support and maintenance.

Revenue for fiscal 1998 decreased $562 million or 15% compared with fiscal 1997, reflecting a decline in product and other revenue across all product lines and regions, offset somewhat by an increase in service revenue. The effects of strong competition, particularly in the shrinking UNIX workstation market, as well as a weakening vector supercomputer market, resulted in decreased graphics systems and vector supercomputer unit volumes, offset somewhat by an increase in UNIX based server unit volumes. Overall product revenue per unit also decreased in fiscal 1998 compared with fiscal 1997. The Company believes that the declines in the UNIX workstation and vector supercomputer markets are long-term trends, and that its future success will require that a larger proportion of its revenues come from growing markets including the market for scalable servers such as the Origin family and Windows NT based workstations such as those planned for introduction in
fiscal 1999.   Revenue may also be affected by customer perceptions of the
Company's longer-term strategy and its ability to execute the necessary business transitions. See "Risks That Affect Our Business."

Service revenue increased in fiscal 1998 and 1997, but at a slower rate in fiscal 1998 due principally to the decrease in year-over-year product revenue. Service revenue grew to 20% of total revenue reflecting both the reduced level of systems revenue and a long-term trend of proportionately higher service revenue in the total revenue mix.

In fiscal 1998, the Company's geographic revenue mix remained relatively consistent compared with fiscal 1997. Revenue declined across all major geographic regions, with the most significant reductions noted in the United States, for reasons cited previously, as well as in Asia-Pacific markets which are experiencing overall economic weakness.

Revenue growth in fiscal 1997 compared with pro forma fiscal 1996 reflected increased shipments of servers and graphics systems, as well as increased service revenue supporting a larger installed base. The revenue growth rate declined substantially from 31% in fiscal 1996 to 7% in fiscal 1997.
However, the 1996 revenue growth rate of 31% includes incremental Cray Research revenue for the fourth quarter of fiscal 1996. Excluding the effect of Cray Research revenue for the fourth quarter of fiscal 1996, the fiscal 1996 growth rate would have been 24%. Factors contributing to the lower fiscal 1997 revenue growth included significant product transitions that were not completed until the fourth quarter, as well as softness in international business, particularly in Europe.

The mix of revenue from the Company's servers and graphics systems changed significantly in fiscal 1997 compared with pro forma fiscal 1996. While the Company experienced revenue growth across its server product line, particularly in the high performance segments, graphics systems revenue was down. Server and graphics systems unit volumes increased in fiscal 1997 compared with pro forma fiscal 1996. In fiscal 1997, server product revenue per unit increased and graphics systems revenue per unit decreased compared with pro forma fiscal 1996, while overall product revenue per unit remained substantially unchanged.

International business contributed proportionately less revenue in fiscal 1997 than in pro forma fiscal 1996, principally due to weakness in the Company's European business, as well as slower revenue growth in Japan. Japan and Europe were adversely affected by a strengthened U.S. dollar in both fiscal 1998 and 1997.

The Company's consolidated backlog at June 30, 1998 was $360 million, down from $537 million at June 30, 1997, primarily reflecting a reduction in the vector supercomputer business.

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

The Company's overall gross margin decreased to 36.7% in fiscal 1998 from 44.8% in fiscal 1997. Gross margin for fiscal 1998 would have been 41.3% without non-recurring charges of approximately $115 million, or 3.7 points, related to refocusing the Company's supercomputer product roadmap and $30 million, or 0.9 points, for the write-down of excess spares in the fourth quarter of fiscal 1998. Excluding the impact of these charges, the decline was due principally to competitive pricing pressures noted across all product lines and manufacturing inefficiencies resulting from lower than expected volumes. The Company believes it will continue to experience margin pressure, particularly in its supercomputer and desktop product lines. In particular, the Company's forthcoming windows NT based systems will compete directly in the high-end of the personal computer marketplace in which gross margins are typically well below the average gross margin levels that the Company has historically recorded. See "Risks That Affect Our Business."

In fiscal 1997, the overall gross margin decreased to 44.8% from 47.1% in pro forma fiscal 1996. The decline was due principally to product transition costs and higher revenue in the U.S. where margins typically are lower than international margins.

OPERATING EXPENSE

The Company's total operating expense was 49.3% of total revenue in fiscal 1998, or 55.9% including the impact of special charges. This level of operating expense is unacceptably high given both the revenue levels achieved in fiscal 1998 and the long-term margin pressure that the Company is experiencing as it increasingly competes in higher-volume, lower-margin markets. The Company initiated a series of restructuring and other actions to reduce its headcount and operating expense level during fiscal 1998, and further operating expense reductions will be necessary in fiscal 1999.

RESEARCH AND DEVELOPMENT Research and development spending decreased 4% in absolute dollars (to $459 million from $479 million), but increased as a percentage of total revenue (to 14.8% from 13.1%) in fiscal 1998 compared with fiscal 1997. The decrease in absolute dollars resulted from efforts to control spending through more focused project selection and management. As a percentage of total revenue, research and development spending increased principally due to the decrease in revenue. Research and development spending increased 14% in absolute dollars (to $479 million from $424 million) and as a percentage of total revenue (to 13.1% from 12.3%) in fiscal 1997 compared with pro forma fiscal 1996 as the Company continued its new product development programs across its product lines. The Company expects research and development spending in fiscal 1999 to decline compared with the fiscal 1998 level due to reduced headcount and continued focus on expense management.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses increased 3% in absolute dollars (to $1,068 million from $1,038 million) and as a percentage of total revenue (to 34.5% from 28.3%) in fiscal 1998 compared with fiscal 1997. The increase resulted primarily from costs associated with outside consulting, business process re-engineering, and an increase in marketing and advertising costs. The fiscal 1998 increase was somewhat offset by lower selling commissions due to lower revenue. As a percentage of total revenue, selling, general and administrative spending increased principally due to the decrease in revenue. Selling, general and administrative expenses increased 13% in absolute dollars (to $1,038 million from $916 million) and as a percentage of total revenue (to 28.3% from 26.8%) in fiscal 1997 compared with pro forma fiscal 1996. The increase resulted principally from introducing new products to the market, and from an increase in sales personnel during fiscal 1997. The Company expects selling, general and administrative expenses in fiscal 1999 to decline compared with the fiscal 1998 level due to planned reductions in spending on outside consulting, reduced administrative headcount and other spending controls.

OTHER OPERATING EXPENSE Other operating expense of $206 million for fiscal 1998 consists of restructuring charges of $144 million, a charge for impairment of long-lived assets of $47 million and merger-related expenses of $15 million. In the second quarter of fiscal 1998, the Company announced and began to implement a restructuring program aimed at bringing its expenses more in line with current revenue levels and restoring long-term profitability to the Company. The process of developing this program continued during the balance of fiscal 1998 and included a reevaluation of the Company's core competencies, technology roadmap and business model, as well as development of its fiscal 1999 operating plan. The Company's restructuring activity has consisted primarily of eliminating approximately 1,700 positions, approximately 1,000 of which were eliminated as of June 30, 1998, writing down certain operating assets (including purchased intangibles and goodwill from the ParaGraph acquisition), vacating certain leased facilities and canceling certain contracts. Furthermore, as a result of this process, the Company found it necessary to downsize its vector supercomputer business, necessitating an evaluation of the ongoing value of the associated plant and equipment and intangible assets. Based on this evaluation, the Company determined that assets (principally a specific-use manufacturing facility, supercomputers used in product design, support and manufacturing and other machinery and equipment) with a carrying amount of $50 million were impaired and wrote them down by $47 million to their fair value. Fair value was principally based on an independent appraisal and estimated exchange and resale value.
Merger-related expenses in fiscal 1998 included a $17 million charge for acquired in-process technology resulting from the acquisition of ParaGraph, partially offset by reductions of approximately $2 million in merger-related accruals from fiscal 1997 and 1996.

Other operating expense for fiscal 1997 and 1996 of $11 million and $103 million, respectively, relates to the Cray Research acquisition and consists principally of costs associated with the integration of Silicon Graphics and Cray Research information systems, accounting processes and human resource activities. In fiscal 1996, the Company also recognized a $98 million charge for acquired in-process technology in connection with the acquisition of Cray Research.

INTEREST AND OTHER

INTEREST EXPENSE  Interest expense in fiscal 1998 remained relatively
consistent with fiscal 1997 interest expense.   Interest expense increased in
fiscal 1997 principally as a result of borrowings associated with the Cray Research acquisition. The Company does not expect a significant change in the level of interest expense in fiscal 1999.

INTEREST INCOME AND OTHER, NET Interest income and other, net for fiscal 1998 increased 114% compared with fiscal 1997. This increase reflects higher interest income attributable to significantly higher average invested cash balances, offset in part by an increase in costs associated with the Company's currency hedging program and foreign exchange losses on unhedged currencies. Also included in fiscal 1998 are charges related to fees incurred in connection with the Company's exchange of its Senior Convertible Notes for its Zero Coupon Debentures. Interest income and other, net for fiscal 1997 decreased 66% compared with fiscal 1996, reflecting lower interest income due to significantly lower average invested cash balances, costs associated with the expansion of the Company's economic hedging program and the write-off of an investment in a software company. The Company does not expect a significant change in the level of interest income and other in fiscal 1999.

(BENEFIT FROM) PROVISION FOR INCOME TAXES The consolidated effective tax benefit rate for fiscal 1998 was approximately 23% compared with tax provision rates of 20% in fiscal 1997 and 39% in fiscal 1996. The fiscal 1998 benefit rate differs from the federal statutory rate primarily due to foreign losses for which no benefit has been recognized, the write-off of acquired in-process technology and goodwill for which there was no tax benefit, and the establishment of reserves for certain deferred tax assets not expected to be realized. The 1997 provision rate was lower than the 1996 provision rate primarily as a result of the reinstated U.S. federal research tax credit, proportionately higher earnings in low tax jurisdictions, and proportionately higher foreign sales corporation benefits, offset partially by foreign losses for which no benefit was recorded. The 1996 provision rate also reflected the impact of the write-off of acquired in-process technology for which there was no tax benefit.

At June 30, 1998, the Company had gross deferred tax assets arising from deductible temporary differences, tax losses and tax credits of $643 million. The gross deferred tax assets are offset by a valuation allowance of $75 million and deferred tax liabilities of $40 million. Realization of the majority of the net deferred tax assets is dependent on the Company's ability to generate approximately $1 billion of future taxable income. Management believes that it is more likely than not that the assets will be realized based on forecasted income. However, there can be no assurance that the Company will meet its expectations of future income. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowances.

The Company has not historically provided for U.S. federal income taxes on undistributed earnings of foreign subsidiaries which it intends to permanently reinvest in those operations. The cumulative income tax benefit attributable to these permanently reinvested earnings is estimated to be $85 million at June 30, 1998.

IMPACT OF CURRENCY

Because a significant portion of the Company's revenue is from sales outside the United States, and many key components are produced outside the United States, the Company's results can be significantly affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. Most worldwide currencies weakened versus the U.S. dollar in fiscal 1998, which resulted in assets and liabilities denominated in local currencies being translated into fewer dollars. The currency rate changes also resulted in an unfavorable impact on revenue of approximately 3%, 3% and 2% in fiscal 1998, 1997 and 1996, respectively,

FINANCIAL CONDITION

Despite the Company operating at a loss, its financial condition improved substantially during fiscal 1998 primarily due to improved management of inventory and accounts receivable. At June 30, 1998, cash, cash equivalents and short- and long-term investments totaled $737 million compared with $374 million at June 30, 1997.

Operating activities generated $643 million in fiscal 1998, compared with $170 million in fiscal 1997 and $212 million in fiscal 1996. The fiscal 1998 net loss was affected by a number of charges that did not use cash including a $47 million charge for long-lived asset impairment, a $32 million charge for the write-off of purchased intangibles and goodwill resulting from the disposal of ParaGraph and a $30 million charge for the write-down of excess spares. These and other non-deductible charges resulted in significant deferred tax benefit provisions that did not provide cash. The Company made a concerted effort to improve its asset management practices in fiscal 1998 which resulted in significant reductions in accounts receivable and inventories generating $731 million in cash. Fiscal 1997 and 1996 net income was also affected by a number of charges that did not use cash. Fiscal 1997 included $42 million of reduced gross margin associated with the write-up of acquired Cray Research inventories and service contracts and a $4 million charge for the write-off of an investment in a software company. Fiscal 1996 included a $98 million write-off of acquired in-process technology and $18 million of reduced gross margin associated with the write-up of acquired Cray Research inventories. The impact of the fiscal 1996 charges was somewhat offset by increased deferred tax benefit provisions, as well as the minority interest in Cray Research loss, which did not provide cash. The growth in fiscal 1997 accounts receivable reflects higher sales levels and longer collection cycles. Inventory purchases grew significantly in fiscal 1997 in support of product transitions as well as to support higher anticipated revenue levels that did not occur.

Investing activities, other than changes in the Company's marketable investments, consumed $269 million in cash during fiscal 1998, compared with $301 million during fiscal 1997 and $659 million during fiscal 1996. Cash outlays for capital expenditures were lower in fiscal 1998 than in fiscal 1997 due to increased focus on capital spending. The Company expects the level of capital expenditures as a percentage of total revenue in fiscal 1999 to be relatively consistent with the level in fiscal 1998. Cash outlays for other assets in fiscal 1998 and 1997 principally resulted from the acquisition of spare parts. The fiscal 1996 tender offer for Cray Research used approximately $408 million of cash, net of cash acquired.

In September 1997, the Company exchanged $231 million principal amount of new 5.25% Senior Convertible Notes due 2004 (the "Senior Notes") for approximately 98% of its outstanding Zero Coupon Convertible Debentures due 2013 (the "Zero Coupon Debentures") in order to reduce the risk of an acceleration of maturity on the Zero Coupon Debentures. There was no change in the carrying value of the Company's debt as a result of this exchange. During fiscal 1998, the Company's financing activities included the repayment of approximately $63 million in short- and long-term borrowings. The volume of borrowing activity during fiscal 1998 compared with fiscal 1997 decreased correspondingly with higher cash flows from operating activities. In each of the past three years the Company's employee stock plans have also been an additional source of cash. To mitigate the dilutive effect of the stock plans, the Company's board of directors has authorized the repurchase of up to 22.5 million shares of common stock. Under this program, 4,700,000 shares of common stock were repurchased in fiscal 1998 for $63 million and 2,452,600 shares of common stock were repurchased in fiscal 1996 for $76 million.

At June 30, 1998, the Company's principal sources of liquidity included cash, cash equivalents and marketable investments of $737 million and up to $250 million available under its revolving credit facility that expires in April 1999.

The Company's cash and marketable investments, along with the credit facility, cash generated from operations and other resources available to the Company, should be adequate to fund the Company's projected cash flow needs, including those related to restructuring charges taken in fiscal 1998. The Company believes that the level of financial resources is an important competitive factor in the computer industry and, accordingly, may elect to raise additional capital through debt or equity financing in anticipation of future needs.

RISKS THAT AFFECT OUR BUSINESS

Silicon Graphics operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risks.

BUSINESS TRANSITION. Two of the principal market sectors in which the Company competes -- UNIX workstations and vector supercomputers -- have declined over the past year, and the Company believes that these declines represent long-term trends. The Company's goal is to transition an increasing proportion of its revenues to growing markets, including Intel-Registered Trademark--based Windows NT workstations and UNIX based scalable servers such as the Company's Origin server product family. The Company's ability to achieve its revenue objectives over the next several quarters will largely depend on the extent to which growth in the Origin family and (beginning in the second half of fiscal 1999) Windows NT workstation products compensates for the expected decline in the other market sectors.

In April 1998, the Company made a series of announcements concerning its strategic plans for the next several years. Key elements of the strategy include a continued focus on the technical and technical enterprise markets, with a product roadmap that will, over the next several years, merge the Company's vector supercomputer and scalable server families. The Company also announced an alliance with Intel Corporation that will result in the Company's transition to the Intel microprocessor architecture. While the Company believes that its strategies will result in its return to growth and profitability, the effects will not be reflected in any significant way in the Company's results until the latter half of fiscal 1999, and may not be fully reflected until fiscal 2000.

DESKTOP SYSTEM STRATEGY. The Company has under development a family of desktop systems that will be based upon Intel microprocessors and the Windows NT operating system. There can be no assurance that these systems will be introduced as scheduled in the first half of fiscal 1999, and in any event they will not account for any significant revenue before the latter half of fiscal 1999. Success in this market segment will require that the Company adapt to very different requirements: high volume, lower margins, low-cost manufacturing and distribution, marketing to a broader audience, and new approaches to customer interface and support. The Company will also be required to maintain and extend its customer relationships through a complex product transition and to support a product line which includes multiple operating systems. In particular, although the Company plans to continue to invest in and support its current line of UNIX/MIPS-based workstations, there is a risk that revenue from this business will be materially reduced by the announcement of the new product family. The Company believes that its future success will largely depend on its making the right strategic choices in this market segment and on effective execution.

SERVER STRATEGY. Sustaining growth in the Company's scalable server business is an important element of its strategic plans for the next several years. Sustained growth will require, among other things, adapting to a longer sales cycle and the need to deliver more complete solutions, establishing a presence in emerging enterprise markets in which the Company has not traditionally participated, working effectively with independent software providers to ensure that important applications for the market segments targeted by the Company are available on the Company's platform, and ultimately, managing a successful and timely transition to the Intel architecture.

EXPENSE REDUCTION PROGRAM. During fiscal 1998, the Company announced and began to implement a restructuring program aimed at bringing its expenses more in line with current revenue levels and restoring long-term profitability to the Company. The Company is seeking to further reduce its fiscal 1999 operating expenses significantly below the level of fiscal 1998 operating expenses. As part of this effort, the Company expects, through the elimination of positions and managed hiring, to end fiscal 1999 with approximately 1,000 fewer employees than it had at the end of fiscal 1998. These steps, and generally tighter operating expense controls, are part of an overall program to reduce the Company's expense structure. While the Company's objective is to reduce its costs in ways that will not have a material impact on revenue levels, there can be no assurance that this will be achieved.

DEPENDENCE ON PARTNERS AND SUPPLIERS. The Company's business has always involved close collaboration with partners and suppliers. However, many elements of the Company's current business strategy, including the introduction of Intel-based Windows NT workstations, the longer-term transition to the Intel architecture, and additional outsourcing of manufacturing, will increase the Company's dependence on Microsoft, Intel and other partners, and on its manufacturing partners and other component suppliers. The Company's business could be adversely affected, for example, if Intel or Microsoft fail to meet product release schedules, or if unanticipated quality issues arise with products from these suppliers.

PERIOD TO PERIOD FLUCTUATIONS. The Company's operating results may fluctuate for a number of reasons. Delivery cycles are typically short, other than for supercomputer and certain large-scale server products. Well over half of each quarter's revenue results from orders booked and shipped during the third month, and disproportionately in the latter half of that month. These factors make the forecasting of revenue inherently uncertain. Because the Company plans its operating expenses, many of which are relatively fixed in the short term, on expected revenue, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors, including lower than expected demand, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. Demand can also be adversely affected by product and technology transition announcements by the Company or its competitors. The timing of customer acceptance of certain large-scale server products may also have a significant effect on periodic operating results. Margins are heavily influenced by mix considerations, including geographic concentrations, the mix of product and service revenue, and the mix of server and desktop product revenue including the mix of configurations within these product categories.

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

PROCESS RE-ENGINEERING. The Company is undertaking a series of programs aimed at redesigning some of its core business processes, including forecasting, supply chain management, order fulfillment and collection of accounts receivable. The goals of these programs include more predictable operational performance, lower operating expenses, greater quality and customer satisfaction, and improved asset management. The Company believes that the success of these programs is critical to its long-term competitive position. Implementing these changes will require, among other things, enhanced information systems, substantial training and disciplined execution.
 There can be no assurance that these programs will be implemented successfully, or that disruptions to the Company's operations will not occur in the process.

PRODUCT DEVELOPMENT AND INTRODUCTION. The Company's continued success depends on its ability to develop and rapidly bring to market highly differentiated, technologically complex and innovative products. Product transitions are a recurring part of the Company's business. A number of risks are inherent in this process.

The development of new technology and products is increasingly complex and uncertain, which increases the risk of delays. The introduction of a new computer system requires close collaboration and continued technological advancement involving multiple hardware and software design teams, internal and external manufacturing teams, outside suppliers of key components such as semiconductor and storage products and outsourced manufacturing partners. The failure of any one of these elements could cause the Company's new products to fail to meet specifications or to miss the aggressive timetables that the Company establishes. There is no assurance that acceptance of the Company's new systems will not be affected by delays in this process.

Short product life cycles place a premium on the Company's ability to manage the transition to new products. The Company often announces new products in the early part of a quarter, while the product is in the final stages of development, and seeks to manufacture and ship the product in volume during the same quarter. The Company's results could be adversely affected by such factors as development delays, the release of products to manufacturing late in any quarter, quality or yield problems experienced by suppliers, variations in product costs and excess inventories of older products and components. In addition, some customers may delay purchasing existing products in anticipation of new product introductions.

YEAR 2000 COMPLIANCE Many computer systems and applications experience problems handling dates beyond the year 1999 and will need to be modified before the year 2000 in order to remain functional As for many other companies, the year 2000 computer issue poses a potential risk for the Company both as a user of information systems in the operation of its business and as a supplier of computer systems and related software, including operating system software, to customers.

The Company has completed an assessment of its core business information systems, many of which are provided by outside suppliers, for year 2000 readiness and is extending that review to include a wide variety of other information systems and related business processes used in its operations. The Company plans to have changes to critical systems implemented by the third quarter of calendar 1999 to allow time for testing. Most of the Company's mission critical applications are believed to be year 2000 compliant, including the Company's Oracle information system which was recently upgraded to the most recent version. Although its assessment is ongoing, the Company currently believes that resolving these matters will not have a material adverse effect on its financial condition or results of operations.

The Company is implementing a program to support customer efforts to achieve year 2000 compliance. This program includes encouraging customers and independent software vendors to adopt the Company's recently released IRIX 6.5 operating system, which the Company believes is year 2000 compliant, and additional customer support procedures. The Company also has made available software upgrades for some earlier releases of its IRIX operating system. The Company believes that the hardware systems it expects to support beyond 1999, when running on compliant operating systems, will be year 2000 compliant. The Company's older products may require upgrade or replacement to become year 2000 compliant. The Company believes that it generally is not legally responsible for costs incurred by customers to achieve their year 2000 compliance. However, the Company may experience increasing customer satisfaction costs relating to this issues over the next few years.

The Company is also assessing the possible effect on its operations of the year 2000 readiness of critical suppliers of products and services. The Company's reliance on its key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address year 2000 issues could not have an adverse effect on the Company.

The Company expects to complete a preliminary estimate of year 2000 project costs during the first quarter of fiscal 1999. The Company believes that it is unlikely to experience a material adverse impact on its financial condition or results of operations due to year 2000 compliance issues. However, since the assessment process is ongoing, year 2000 complications are not fully known, and potential liability issues are not clear, the full potential impact of the year 2000 on the Company is not known at this time.

COMPETITION. The computer industry is highly competitive, with rapid technological advances and constantly improving price/performance. Most of the Company's competitors have substantially greater technical, marketing and financial resources and, in some segments, a larger installed base of customers and a wider range of available applications software. Competition may result in significant discounting and lower gross margins.

IMPACT OF GOVERNMENT CUSTOMERS. A significant portion of the Company's revenue is derived from sales to the U.S. government, either directly by the Company or through system integrators and other resellers. Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruptions due to appropriation and spending patterns and the government's reservation of the right to cancel contracts for its convenience.

EXPORT REGULATION. The Company's sales to foreign customers are subject to export regulations. Sales of many of the Company's high-end products require clearance and export licenses from the U.S. Department of Commerce under these regulations. The Department of Commerce is currently investigating the Company's compliance with the export regulations in connection with the sale of several computer systems to a customer in Russia during fiscal 1997. The Company believes that this matter will be resolved without a significant adverse effect on the Company's business. However, there is no assurance that this matter will not have an unforeseen outcome that could impair the conduct of the Company's business outside the United States.

The Company's international sales would also be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of the Company's products.

INTELLECTUAL PROPERTY. The Company routinely receives communications from third parties asserting patent or other rights covering the Company's products and technologies. Based upon the Company's evaluation, it may take no action or it may seek to obtain a license. In any given case there is a risk that a license will not be available on terms that the Company considers reasonable, or that litigation will ensue. The Company currently has patent infringement lawsuits pending against it. The Company expects that, as the number of hardware and software patents issued continues to increase, and as competition in the markets addressed by the Company intensifies, the volume of these intellectual property claims will also increase.

EMPLOYEES. The Company's success depends on its ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel, who are in great demand. The current uncertainties surrounding the Company have increased the challenges of retaining world-class talent.

BUSINESS DISRUPTION. The Company's corporate headquarters, including most of its research and development operations and manufacturing facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant earthquake could materially affect operating results. The Company is not insured for most losses and business interruptions of this kind.

EURO CONVERSION. As with many multinational companies operating in Europe, beginning in January 1999, Silicon Graphics will be affected by the conversion of 11 European currencies into a common business currency, the euro. Based on its preliminary assessment, the Company does not believe the conversion will have a material impact on the competitiveness of its products in Europe, where there already exists substantial price transparency, or increase the likelihood of contract cancellations. The Company also believes its current accounting systems will accommodate the euro conversion with minimal intervention and does not expect to experience material adverse tax consequences as a result of the conversion. The convergence of currencies into the euro is expected to reduce the Company's overall currency risk and simplify the Company's currency risk management process, including its use of derivatives to manage that risk. The costs of addressing the euro conversion are not expected to be material and will be charged to operations as incurred.

MARKET RISK. In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas.

For purposes of specific risk analysis, the Company uses sensitivity analysis to determine the impacts that market risk exposures may have on the fair values of the Company's debt and financial instruments. The financial instruments included in the sensitivity analysis consist of all of the Company's cash and cash equivalents, marketable investments, short-term and long-term debt and all derivative financial instruments. Currency forward contracts and currency options constitute the Company's portfolio of derivative financial instruments.

To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at June 30, 1998 and 1997. The market values for foreign exchange risk are computed based on spot rates in effect at June 30, 1998 and 1997. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 1998 and 1997. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

The results of the sensitivity analysis at June 30, 1998 and 1997 are as follows:

Interest Rate Risk: A 10% decrease in the levels of interest rates with all other variables held constant would result in a decrease in the fair values of the Company's financial instruments by $14 million and $3 million, respectively. A 10% increase in the levels of interest rates with all other variables held constant would result in an increase in the fair values of the Company's financial instruments by $12 million and $3 million, respectively.

Foreign Currency Exchange Rate Risk: A 10% movement in levels of foreign currency exchange rates, 20% for Asian currencies, against the U.S. dollar with all other variables held constant would result in a decrease in the fair values of the Company's financial instruments by $14 million and $44 million, respectively, or an increase in the fair values of the Company's financial instruments by $12 million and $34 million, respectively.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required under this Item 7A is included in the section above entitled Market Risk.

-----------------------------------------------------------------------------------------------------------
                                   CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------
                                                                            Years ended June 30
                                                               --------------------------------------------
(In thousands, except per share amounts)                          1998             1997            1996(1)
                                                               ----------       ----------       ----------
Revenue:
  Product and other revenue                                    $2,489,983       $3,086,791       $2,553,128
  Service revenue                                                 610,627          575,810          368,188
                                                               ----------       ----------       ----------
    Total revenue                                               3,100,610        3,662,601        2,921,316

Costs and Expenses:
  Cost of product and other revenue                             1,580,647        1,697,277        1,279,742
  Cost of service revenue                                         382,904          325,269          202,697
  Research and development                                        459,188          479,101          353,461
  Selling, general and administrative                           1,068,429        1,038,313          807,830
  Other operating expense                                         205,543           10,757          103,193
                                                               ----------       ----------       ----------
    Total costs and expenses                                    3,696,711        3,550,717        2,746,923
                                                               ----------       ----------       ----------

Operating (loss) income                                          (596,101)         111,884          174,393

Interest expense                                                  (24,665)         (24,836)         (22,365)
Interest income and other, net                                     23,847           11,142           32,778
Minority interest in net loss of Cray Research                          -                -            3,982
                                                               ----------       ----------       ----------
(Loss) income before income taxes                                (596,919)          98,190          188,788
(Benefit from) provision for income taxes                        (137,292)          19,639           73,751
                                                               ----------       ----------       ----------
Net (loss) income                                              $ (459,627)      $   78,551       $  115,037
                                                               ----------       ----------       ----------
                                                               ----------       ----------       ----------
Net (loss) income per share:
  Basic                                                        $    (2.47)      $     0.44       $     0.70
                                                               ----------       ----------       ----------
                                                               ----------       ----------       ----------
  Diluted                                                      $    (2.47)      $     0.43       $     0.65
                                                               ----------       ----------       ----------
                                                               ----------       ----------       ----------

Shares used in the calculation of net (loss) income per share:
  Basic                                                           186,149          175,548          162,658
  Diluted                                                         186,149          182,637          175,790


(1) Amounts reflect the April 2, 1996 acquisition of Cray Research, which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.


The accompanying notes are an integral part of these consolidated financial statements.

---------------------------------------------------------------------------------------------------------------
                                         CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------
                                                                                             At June 30
                                                                                    ---------------------------
(Dollars in thousands)                                                                  1998             1997
                                                                                    ----------       ----------
ASSETS:
Current assets:
  Cash and cash equivalents                                                         $  506,639       $  227,222
  Short-term marketable investments                                                    230,081           60,109
  Accounts receivable, net of allowance for doubtful accounts of
    $17,463 in 1998; $24,056 in 1997                                                   665,420        1,131,647
  Inventories                                                                          322,823          628,064
  Deferred tax assets                                                                  240,838          188,617
  Prepaid expenses and other current assets                                             99,571           79,935
                                                                                    ----------       ----------
    Total current assets                                                             2,065,372        2,315,594
Other marketable investments                                                                 -           86,961
Property and equipment, net of accumulated depreciation
  and amortization                                                                     445,420          525,452
Net long-term deferred tax assets                                                      189,806           79,496
Other assets                                                                           264,108          337,089
                                                                                    ----------       ----------
                                                                                    $2,964,706       $3,344,592
                                                                                    ----------       ----------
                                                                                    ----------       ----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Short-term borrowings                                                             $        -       $   44,763
  Accounts payable                                                                     215,260          258,884
  Accrued compensation                                                                 160,609          125,076
  Income taxes payable                                                                  23,041           47,480
  Other current liabilities                                                            363,436          264,152
  Deferred revenue                                                                     329,525          337,691
  Current portion of long-term debt                                                      4,801            8,160
                                                                                    ----------       ----------
    Total current liabilities                                                        1,096,672        1,086,206

Long-term debt and other                                                               403,522          419,144

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value, issuable in series; 2,000,000 shares
    authorized; shares issued and outstanding: 17,500                                   16,998           16,998
  Common stock, $.001 par value, and additional paid-in capital;
     500,000,000 shares authorized; shares issued: 189,519,187 in 1998;
    179,033,487 in 1997                                                              1,407,108        1,263,185
  Retained earnings                                                                     65,415          537,238
  Treasury stock, at cost: 1,995,797 shares in 1998; 28 shares in 1997                 (25,976)               -
  Accumulated translation adjustment and other                                             967           21,821
                                                                                    ----------       ----------
    Total stockholders' equity                                                       1,464,512        1,839,242
                                                                                    ----------       ----------
                                                                                    $2,964,706       $3,344,592
                                                                                    ----------       ----------
                                                                                    ----------       ----------

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------------------------
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------
                                                                          Years ended June 30
                                                               -----------------------------------
(In thousands)                                                    1998         1997        1996(1)
                                                               ---------    --------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                              $(459,627)    $78,551     $115,037
Adjustments to reconcile net (loss) income to
  net cash provided by operating activities:
  Depreciation and amortization                                  314,581     354,319      197,836
  Write-off of acquired in-process technology                     16,900         -         98,208
  Changes in deferred tax assets and liabilities                (162,540)    (18,918)     (66,776)
  Other                                                          171,608       4,690       (3,050)
  Changes in operating assets and liabilities
  (net of effects of acquisitions):
     Accounts receivable                                         467,055    (152,773)    (202,061)
     Inventories                                                 264,226    (211,013)     (19,632)
     Accounts payable                                            (44,257)     (2,236)      38,109
     Other assets and liabilities                                 75,432     117,614       54,015
                                                               ---------   ---------    ---------
        Total adjustments                                      1,103,005      91,683       96,649
                                                               ---------   ---------    ---------
     Net cash provided by operating activities                   643,378     170,234      211,686

CASH FLOWS FROM INVESTING ACTIVITIES:
Available-for-sale investments:
     Purchases                                                  (230,368)     (6,036)  (1,006,107)
     Sales                                                        43,000      16,162    1,232,419
     Maturities                                                  104,485      44,274       52,938
Acquisitions, net of cash acquired                                   831         -       (408,144)
Capital expenditures                                            (195,137)   (214,989)    (188,853)
Increase in other assets                                         (74,636)    (86,359)     (62,388)
                                                               ---------   ---------    ---------
     Net cash used in investing activities                      (351,825)   (246,948)    (380,135)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debt                                                  18,735     123,807      137,509
Payments of debt principal                                       (62,838)   (153,730)     (24,894)
Sale of common stock                                              95,241      77,304       81,578
Repurchase of common stock                                       (62,749)        -        (76,014)
Cash dividends-preferred stock                                      (525)       (525)        (525)
                                                               ---------   ---------    ---------
     Net cash (used in) provided by financing activities         (12,136)     46,856      117,654
                                                               ---------   ---------    ---------
Net increase (decrease) in cash and cash equivalents             279,417     (29,858)     (50,795)
Cash and cash equivalents at beginning of year                   227,222     257,080      307,875
                                                               ---------   ---------    ---------
Cash and cash equivalents at end of year                        $506,639   $ 227,222   $  257,080
                                                               ---------   ---------    ---------
                                                               ---------   ---------    ---------

 (1) Amounts reflect the April 2, 1996 acquisition of Cray Research, which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
                                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                   Common Stock                         Translation       Total
Three years ended June 30, 1998                    Preferred      and Additional   Retained   Treasury   Adjustment   Stockholders'
 (In thousands)                                        Stock     Paid-in-Capital   Earnings    Stock     and Other       Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                              $  16,998      $  903,300       $385,915  $   -      $  39,957   $ 1,346,170

 Common stock issued under employee plans
  including related tax benefits (4,606 shares)           -            72,618                     -            -          72,618
 Common stock issued for Cray Research acquisition
  (7,325 shares)                                          -           197,042            -        -            -         197,042
 Convertible preferred stock, Series A preferred
  dividends                                               -               -             (525)     -            -            (525)
 Purchase (2,453 shares) and issuance (2,417
  shares) of treasury stock under employee
  plans--net                                              -               -          (39,116)     (867)        -         (39,983)
 Currency translation adjustment                          -               -              -        -        (12,047)      (12,047)
 Change in unrealized gains (losses) on available-
  for-sale securities, net of tax                         -               -              -        -         (2,994)       (2,994)
 Net income                                               -               -          115,037      -            -         115,037
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996 (1)                            16,998        1,172,960        461,311      (867)     24,916     1,675,318

 Common stock issued under employee plans
  including related tax benefits (6,623 shares)          -             90,225            -        -            -          90,225
 Convertible preferred stock, Series A preferred
  dividends                                              -                -             (525)     -            -            (525)
 Issuance of treasury stock under employee plans
  (36 shares)                                                                         (2,099)      867                    (1,232)
 Currency translation adjustment                         -                -              -        -         (4,303)       (4,303)
 Change in unrealized gains (losses) on
  available-for-sale securities, net of tax              -                -              -        -          1,208         1,208
 Net income                                              -                -           78,551      -           -           78,551
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                                16,998        1,263,185        537,238      -         21,821     1,839,242

 Common stock issued under employee plans including
  related tax benefits (7,551 shares)                    -             95,194                                             95,194
 Common stock issued for ParaGraph acquisition
  (2,935 shares)                                                       48,729                                             48,729
 Convertible preferred stock, Series A preferred
  dividends                                              -                              (525)     -                         (525)
 Purchase (4,700 shares) and issuance (2,704
  shares) of treasury stock under employee
  plans--net                                                                         (11,671)  (25,976)                  (37,647)
 Currency translation adjustment                         -                                                 (21,416)      (21,416)
 Change in unrealized gains (losses) on available-
  for-sale securities, net of tax                        -                                                     562           562
 Net loss                                                -                          (459,627)                           (459,627)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1998                             $  16,998     $  1,407,108       $ 65,415  $(25,976)     $  967    $1,464,512
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

(1) Amounts reflect the April 2, 1996 acquisition of Cray Research, which was accounted for as a purchase. See Notes 2 and 3 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  NATURE OF OPERATIONS

Silicon Graphics, Inc. ("Silicon Graphics" or the "Company") is a leader in high-performance computing. The Company's broad range of workstations and graphics servers deliver advanced 3D graphics and computing capabilities for engineering and creative professionals. The Company's highly scalable servers also have a growing presence in the enterprise market, with a particular emphasis on Internet, large corporate data and telecommunications applications. The Company's products are primarily manufactured in Mountain View, California with other manufacturing facilities located in the Midwest and Europe. The Company distributes its products through its direct sales force, as well as through indirect channels including resellers and distributors. Product and other revenue consists primarily of revenue from system and software product shipments, as well as the sale of software distribution rights, system leasing, technology licensing agreements and non-recurring engineering ("NRE") contracts. Service revenue results primarily from customer support and maintenance contracts.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of significant intercompany transactions and balances. The Company acquired Cray Research, Inc. in a merger effected in the fourth quarter of fiscal 1996. The Cray Research operating results were consolidated with those of the Company at April 2, 1996, and the consolidated results reflect a 25% minority interest in the Cray Research operating results for the period from April 2, 1996 through June 30, 1996.

FOREIGN CURRENCY TRANSLATION The Company translates the assets and liabilities of its foreign subsidiaries stated in local functional currencies to U.S. dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates of exchange in effect during the period. Gains and losses from currency translation are included in stockholders' equity. Currency transaction gains or losses are recognized in interest income and other, net and, net of hedging gains or losses, have not been significant to the Company's operating results in any period.

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

CASH EQUIVALENTS AND MARKETABLE INVESTMENTS Cash equivalents consist of high quality money market instruments with original maturities of 90 days or less. Short-term marketable investments consist of both high quality money market instruments and high quality debt securities with maturities of one year or less, and are stated at fair value. Other marketable investments consist primarily of high quality debt securities with maturities greater than one year and less than two years, and are stated at fair value. The Company's cash equivalents and marketable investments are all classified as available-for-sale.

The cost of securities when sold is based upon specific identification. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income and other, net. Unrealized gains and losses (net of tax) on securities classified as available-for-sale are included in stockholders' equity.

FAIR VALUES OF FINANCIAL INSTRUMENTS The carrying values of short-term debt approximate fair value due to the short period of time to maturity. Fair values of cash equivalents, marketable investments, long-term debt, foreign exchange forward contracts and interest swaps are based on quoted market prices or pricing models using current market rates.

DERIVATIVE FINANCIAL INSTRUMENTS Silicon Graphics uses derivatives to moderate the financial market risks of its business operations. The Company has used derivative products to hedge the foreign currency and interest rate market exposures underlying certain assets and liabilities and commitments related to customer transactions. The Company's accounting policies for these instruments are based on its designation of such instruments as hedging transactions. The Company designates an instrument as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts that hedge firmly committed customer transactions and on currency purchased options that hedge probable anticipated, but not firmly committed, customer transactions are deferred and recognized in revenue in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that hedge existing assets and liabilities are recognized in interest and other income, net, in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any derivatives not meeting the above criteria would be recognized in income in the current period. The differential between fixed and floating rates to be paid or received on interest rate swaps is accrued and recognized as an adjustment to interest expense over the life of the agreements. The related amount payable or receivable is included in other current assets or accrued liabilities.

EQUITY INSTRUMENTS INDEXED TO THE COMPANY'S COMMON STOCK Proceeds received from the sale of equity instruments and amounts paid upon the purchase of equity instruments are recorded as a component of stockholders' equity. Subsequent changes in the fair value of the equity instrument contracts are not recognized. The Company has the ability to determine whether the contracts are settled in cash or stock. If the contracts are ultimately settled in cash, the amount of cash paid or received is recorded as a component of stockholders' equity.

INVENTORIES Manufacturing inventories are stated at the lower of cost (first-in, first-out) or market. Demonstration systems are stated at cost less depreciation generally based on an eighteen-month life.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost and depreciation is computed using the straight-line method. Useful lives of two to five years are used for machinery and equipment and furniture and fixtures; leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. The Company's buildings are depreciated over twenty-five to forty years and improvements over eight to fifteen years.

OTHER ASSETS Included in other assets are intangible assets related to the acquisition of Cray Research in fiscal 1996, and goodwill associated with the acquisition of Silicon Graphics World Trade Corporation in fiscal 1991. Amortization of these purchased intangibles and goodwill is provided on a straight-line basis over the respective useful lives of the assets ranging from two to twenty years. Also included in other assets are purchased technologies and spare parts that are generally amortized on a straight-line basis over the course of their respective useful lives ranging from two to ten years.

REVENUE RECOGNITION Product revenue is generally recognized when the product is shipped to the customer and the Company has no additional performance obligations. Sales of certain high performance systems, including most Cray Research-branded systems, may be made on the basis of contracts that include acceptance criteria. In these instances, revenue (net of trade-in allowances) is recognized upon acceptance by the customer or independent distributor, or in the case of a conversion from lease to purchase, at the time of the customer's election to convert.

Operating system software fees are recognized when the product has been shipped, provided that the Company has no additional performance obligations.
Application software fees are
recognized when the product is delivered, provided that the Company has no additional performance obligations.

Royalty revenue, under technology agreements, is generally recognized in the quarter in which a report is received from a licensee detailing the shipments of products incorporating the Company's intellectual property components. Engineering services, which are performed on a best efforts basis, are recognized as revenue when the defined milestones are completed and the milestone payment is probable of collection.

Revenue related to future commitments under service contracts is deferred and recognized ratably over the related contract term.

PRODUCT WARRANTY The Company provides at the time of sale for the estimated cost to warrant its products against defects in materials and workmanship for a period of up to one year.

ADVERTISING COSTS The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for the years ended June 30, 1998, 1997 and 1996 was $55.6 million, $42.5 million and $37.5 million, respectively.

PER SHARE DATA In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders, adjusted for the effect, if any, from assumed conversion of all potentially dilutive common shares outstanding, by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. All historical earnings per share amounts have been restated to conform to the provisions of this statement.

STOCK COMPENSATION The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). As allowed by SFAS 123, the Company accounts for stock-based employee compensation arrangements under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). As a result, no expense has been recognized for options to purchase Silicon Graphics common stock granted with an exercise price equal to fair market value at the date of grant or in connection with the Silicon Graphics stock purchase plan. For Silicon Graphics stock options that have been granted at discounted prices and for awards of restricted Silicon Graphics common stock, the Company accrues compensation expense over the vesting period for the difference between the exercise or purchase price and the fair market value on the measurement date.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). The Company is required to adopt these Statements in fiscal 1999. SFAS 130 establishes new standards for reporting and displaying comprehensive income and its components. SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. Adoption of these Statements is expected to have no impact on the Company's consolidated financial position, results of operations or cash flows.

In October 1997, the AICPA issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which supersedes SOP 91-1. The Company will be required to adopt SOP 97-2 for software transactions entered into beginning July 1, 1998, and retroactive application to years prior to adoption is prohibited. SOP 97-2, as amended by SOP 98-4, generally requires revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, postcontract customer support, installation, training, etc.) to be allocated to each element based on the relative fair value of the elements. The fair value of an element must be based on evidence which is specific to the vendor. The revenue allocated to software products generally is recognized upon delivery of the products. The revenue allocated to postcontract customer support generally is recognized ratably over the term of the support and revenue allocated to service elements generally is recognized as the services are performed. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. Management has not yet determined what the effect of SOP 97-2 will be on the Company's consolidated financial position, results of operations or cash flows.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activity ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter; however, the Company has yet to determine its date of adoption. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management has not yet determined what the effect of Statement 133 will be on the Company's consolidated financial position, results of operations or cash flows.

RECLASSIFICATIONS Certain prior year amounts on the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity have been reclassified to conform to the current year presentation.

Note 3.  BUSINESS COMBINATIONS

ACQUISITION OF PARAGRAPH On September 30, 1997, the Company completed its acquisition of ParaGraph International, Inc. ("ParaGraph"), a software company, in exchange for cash and shares of the Company's common stock for an aggregate purchase price of approximately $50 million, including direct acquisition costs. The Company accounted for the acquisition using the purchase method. The purchase price was allocated based on an independent valuation and consisted principally of acquired in-process technology ($17 million), included in other operating expenses, and goodwill ($34 million). See Note 4 regarding the subsequent write-off of goodwill in the third quarter of fiscal 1998.

ACQUISITION OF CRAY RESEARCH On April 2, 1996, Silicon Graphics acquired approximately 75% of the outstanding shares of common stock of Cray Research for cash. On June 30, 1996, the Company acquired the remaining outstanding Cray Research shares in a merger by exchanging one share of Silicon Graphics common stock for each remaining share of Cray Research common stock. Silicon Graphics also assumed the outstanding Cray Research employee stock options. The aggregate purchase price (including direct acquisition costs) was approximately $767 million in cash, common stock and the value associated with options to purchase the Company's common stock. The Company has accounted for the acquisition using the purchase method.

The following is a summary of the purchase price allocation (in millions):

Inventories and service contracts                   $  281.5
Property, plant and equipment                          143.7
Intangible assets                                       84.3
Accrual for exit costs                                 (39.4)
Other assets/liabilities, net                          198.5
Acquired in-process technology                          98.2
                                                    --------
                                                    $  766.8
                                                    --------
                                                    --------

At the acquisition date, intangible assets included $24.5 million of completed technology and an aggregate of $59.8 million for customer lists, trade name and workforce-in-place. Completed technology had been assigned a four year life, workforce-in-place a five year life and customer lists and trade name 15 year lives. In June 1998, as a result of a $52 million reduction in the acquired Cray deferred tax asset valuation allowance, these intangible assets were written down to a carrying value of $7 million and will be amortized over two years. See Note 14.

The $98.2 million allocated to acquired in-process technology was expensed in fiscal 1996 as required under generally accepted accounting principles, and is included in other operating expense.

Note 4.  OTHER OPERATING EXPENSE

Other operating expense is as follows (in thousands):

                                                         Years ended June 30
                                                  -------------------------------
                                                   1998         1997        1996
                                                  --------     -------    --------
Write-off of acquired in-process technology
   and other merger-related expenses              $ 14,905     $10,757    $103,193
Restructuring                                      143,998          --          --
Charge for impairment of long-lived assets          46,640          --          --
                                                  --------     -------    --------
                                                  $205,543     $10,757    $103,193
                                                  --------     -------    --------
                                                  --------     -------    --------

WRITE-OFF OF ACQUIRED IN-PROCESS TECHNOLOGY AND OTHER MERGER-RELATED EXPENSES The 1998 amount includes a $17 million charge for acquired in-process technology from the acquisition of Paragraph, partially offset by reductions in merger-related accruals from fiscal 1997 and 1996. The 1997 amount consists of merger related-expenses. The 1996 amount includes a $98 million charge for acquired in-process technology from the acquisition of Cray as well as merger-related expenses. Merger-related expenses consist principally of costs associated with the integration of Silicon Graphics and Cray information systems, accounting processes and marketing and human resources activities.

RESTRUCTURING In the second quarter of fiscal 1998, the Company announced and began to implement a restructuring program aimed at bringing its expenses more in line with the current revenue levels and restoring long-term profitability to the Company. The process of developing this program continued during the balance of fiscal 1998 and included a reevaluation of the Company's core competencies, technology roadmap and business model, as well as development of its fiscal 1999 operating plan. The Company's restructuring activity in fiscal 1998 consisted primarily of eliminating approximately 1,700 positions, approximately 1,000 of which were eliminated as of June 30, 1998, writing down certain operating assets, vacating certain leased facilities and canceling certain contracts. Through June 30, 1998, these actions have resulted in aggregate charges of $144 million, of which approximately $93 million have used or will use cash, and $51 million were non-cash charges. The Company expects that the remaining $64 million accrued balance at June 30, 1998 will result in cash expenditures of approximately $59 million over the next twelve months and will be financed through current working capital.

The following table depicts the fiscal 1998 restructuring activity:

                                          Total               Spending/      Balance at
 Category                          Restructuring Charges       Charges     June 30, 1998
----------------------------------------------------------------------------------------
(in thousands)
Severance and related charges          $  83,962            $  (34,559)     $  49,403
Operating asset reserves                  37,780               (33,560)         4,220
Canceled contracts                         4,675                (2,620)         2,055
Vacated facilities                         8,960                (1,686)         7,274
Other                                      8,621                (7,727)           894
                                       ---------            ----------      ---------
                                        $143,998             $ (80,152)     $  63,846
                                       ---------            ----------      ---------
                                       ---------            ----------      ---------

As part of its evaluation of the Company's core competencies and technology roadmap, management decided in the third quarter to cease pursuing development of certain software products and market opportunities. As a result of that decision, operating asset reserves include a $32 million charge to write-off purchased intangibles and goodwill associated with the September 1997 acquisition of ParaGraph.

CHARGE FOR IMPAIRMENT OF LONG-LIVED ASSETS As a result of the processes described above, the Company also found it necessary to downsize its vector supercomputer business, necessitating an evaluation of the ongoing value of the associated plant and equipment and intangible assets. Based on this evaluation, the Company determined that assets (principally a specific-use manufacturing facility; supercomputers used in product design, support and manufacturing and other machinery and equipment) with a carrying amount of $50 million were impaired and wrote them down by $47 million to their fair value. Fair value was principally based on an independent appraisal and estimated exchange and resale value.

Note 5.  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss) income per share:

                                                                 Years ended June 30
                                                    ------------------------------------------
                                                         1998           1997           1996
-----------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net (loss) income                                   $  (459,627)     $  78,551     $  115,037
Less preferred stock dividends                             (525)          (525)          (525)
                                                    -----------      ---------     ----------
Net (loss) income available to common
    stockholders                                    $  (460,152)     $  78,026     $  114,512
                                                    -----------      ---------     ----------
                                                    -----------      ---------     ----------
Weighted average shares outstanding--basic              186,149        175,548        162,658
Employee stock options                                       --          7,089         13,132
                                                    -----------      ---------     ----------
Weighted average shares outstanding--diluted            186,149        182,637        175,790
                                                    -----------      ---------     ----------
                                                    -----------      ---------     ----------
Net (loss) income per share:
    Basic                                           $     (2.47)     $    0.44     $     0.70
                                                    -----------      ---------     ----------
                                                    -----------      ---------     ----------
    Diluted                                         $     (2.47)     $    0.43     $     0.65
                                                    -----------      ---------     ----------
                                                    -----------      ---------     ----------
Potentially dilutive securities excluded from
computations because they are anti-dilutive             12,187           9,144          8,895
                                                    -----------      ---------     ----------
                                                    -----------      ---------     ----------

Note 6.  FINANCIAL INSTRUMENTS

CASH EQUIVALENTS AND MARKETABLE INVESTMENTS The following table summarizes by major security type the fair value of the Company's cash equivalents and marketable investments at June 30, 1998 and 1997 (in thousands):

                                                  1998       1997
------------------------------------------------------------------
U.S. commercial paper                           296,789        --
U.S. Treasury securities and obligations
  of U.S. government agencies                $  151,933   $146,337
Certificates of deposit and time deposits        93,590        --
Money market preferreds                          40,000        --
Repurchase agreements                            36,000     35,000
Money market funds                               17,800     14,400
Other                                                --        733
                                             ----------   --------
     Total                                      636,112    196,470
Less amounts classified as cash equivalents    (406,031)   (49,400)
                                             ----------   --------
     Total marketable investments            $  230,081   $147,070
                                             ----------   --------
                                             ----------   --------

At June 30, 1998 and 1997, the amortized cost of cash equivalents and marketable investments approximates fair value. Gross unrealized gains and losses were not significant in fiscal 1998 or 1997. Gross realized gains and losses on sales of available-for-sale securities were not significant in fiscal 1998, 1997 or 1996.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK The notional principal amounts of the Company's currency forward contracts at June 30, 1998 and 1997 were $103 million and $296 million, respectively. The notional principal amount of the Company's currency options at June 30, 1998 was $79 million. There were no currency options outstanding at June 30, 1997. The notional principal amounts for off-balance-sheet instruments provide one measure of the transaction volume outstanding at year end, and do not represent the amount of the Company's exposure to credit loss or market risk. Credit risk is the Company's gross exposure to potential accounting loss on currency forward contracts if all counterparties failed to perform as agreed at the contracted rates and contracts had to be replaced at rates prevailing at each respective date.

The Company transacts business in various foreign currencies, including the major European currencies and the Japanese yen. The Company has established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. The Company uses derivatives in the form of currency forward contracts and currency options in its programs. All currency forward contracts related to recorded transactions expire within one year. All currency forward contracts related to firmly committed customer transactions expire within two and one-half years. All currency options related to anticipated, but not firmly committed, transactions expire within three months. Deferred gains and losses on contracts related to firmly committed transactions were immaterial at June 30, 1998 and 1997. Deferred gains and losses on currency options at June 30, 1998 were immaterial.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 1998 and 1997 are summarized as follows (in thousands):


                                                       1998                       1997
                                             -----------------------   -------------------------
                                               Carrying                  Carrying
                                                 Amount   Fair Value       Amount     Fair Value
------------------------------------------------------------------------------------------------
Cash and cash equivalents                    $  506,639   $  506,639   $  227,222     $  227,222
Marketable investments                          230,081      230,081      147,070        147,070
Debt instruments                                371,261      331,525      424,958        414,547
Currency forward contracts                       (3,577)        (822)       1,004             88
Currency options                                    592          163           --             --

Note 7.  CONCENTRATION OF CREDIT AND OTHER RISKS

CREDIT RISK Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments, currency forward contracts and trade receivables. The Company places its investments and transacts its currency forward contracts with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty, and generally does not require collateral. The credit risk on receivables due from counterparties related to currency forward contracts is immaterial at June 30, 1998 and 1997. The Company performs ongoing credit evaluations of its customers and, except in connection with the sales of supercomputers, generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

PRODUCTION Most of the Company's products incorporate components that are available from only one or from a limited number of suppliers. Many of these components are custom designed and manufactured, with lead times from order to delivery that can exceed 90 days. Shortages of various essential materials could occur due to interruption of supply or increased demand in the industry. In addition, the Company increasingly outsources certain aspects of its production to third parties. If the Company were unable to procure certain such components or sustain its outsourced production capacity, it could affect the Company's ability to meet demand for its products which would have an adverse effect upon its results.

INTERNATIONAL OPERATIONS Approximately half of the Company's revenue is derived from sales outside the United States, with approximately 20% being derived from Asia-Pacific customers. In addition, many key components are produced outside the United States. Therefore, the Company's results could be negatively affected by such factors as changes in foreign currency exchange rates, trade protection measures, longer accounts receivable collection patterns, and changes in regional or worldwide economic or political conditions. The risks of its international operations are mitigated in part by the Company's foreign exchange hedging program and by the extent to which the Company's sales and manufacturing activities are geographically distributed.

The Company's sales to foreign customers also are subject to export regulations, with sales of most of the Company's high-end products requiring clearance and export licenses from the U.S. Department of Commerce. These regulations are currently under review by the U.S. government. The Company's export sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of the Company's products. The Department of Commerce is currently reviewing the Company's compliance with the export control regulations in connection with the shipment of several computer systems to a customer in the Russian Federation in fiscal 1997. The Company believes it has complied with all applicable regulations. However, if the Company's export privileges were limited or denied, the Company's results would be adversely affected.

Note 8.  INVENTORIES

Inventories at June 30, 1998 and 1997 are as follows (in thousands):


                                                   1998       1997
------------------------------------------------------------------
Components and subassemblies                 $  114,139 $  235,492
Work-in-process                                  74,961    235,426
Finished goods                                   47,917     74,519
Demonstration systems                            85,806     82,627
                                             ---------- ----------
Total inventories                            $  322,823 $  628,064
                                             ---------- ----------
                                             ---------- ----------

Note 9.  PROPERTY AND EQUIPMENT

Property and equipment at June 30, 1998 and 1997 are as follows (in thousands):

                                                   1998       1997
------------------------------------------------------------------
Land and buildings                           $  119,977 $  120,906
Machinery and equipment                         514,665    591,008
Furniture and fixtures                          109,346    108,183
Leasehold improvements                          121,938    120,598
                                             ---------- ----------
                                                865,926    940,695
Accumulated depreciation and amortization      (420,506)  (415,243)
                                             ---------- ----------
Net property and equipment                   $  445,420 $  525,452
                                             ---------- ----------
                                             ---------- ----------

Note 10.  BORROWING ARRANGEMENTS

SHORT-TERM BORROWINGS Short-term borrowings at June 30, 1998 and 1997 are as follows (in thousands):

                                                               1998       1997
--------------------------------------------------------------------------------
Reverse repurchase agreements at 6.10%, collateralized by
   marketable investments                                    $    --   $  40,800
Other bank borrowings at 10.5% to 16.5%                           --       3,963
                                                             -------   ---------
                                                             $    --   $  44,763
                                                             -------   ---------
                                                             -------   ---------

The Company also has an unsecured $250 million revolving credit facility that expires in April 1999. At both June 30, 1998 and 1997 this facility was unused. Interest on borrowings would be based upon either a prime rate, LIBOR rate or competitive bid rate at the Company's option. Under this credit facility, the Company is subject to certain commitment and utilization fees on the unused portion of the committed amount. Fees incurred were not material during the last three fiscal years. Covenants governing the credit facility require the maintenance of certain financial ratios. At June 30, 1998, the Company was in compliance with these covenants.

LONG-TERM DEBT Long-term debt at June 30, 1998 and 1997 is as follows (in thousands):


                                                                  1998       1997
------------------------------------------------------------------------------------
Senior Convertible Notes due September 2004 at 5.25%          $  230,591   $      --
Zero Coupon Convertible Subordinated Debentures due
  November 2013 at 4.15%, net of unamortized discount of
  $3,313 ($222,370  in 1997)                                       3,777     232,630
Convertible Subordinated Debentures due February 2011 at
  6.125%, net of unamortized discount of $16,154 ($16,897
  in 1997)                                                        65,846      65,103
Swiss Franc mortgage due June 2017 at 3.77% (3.64% in
  1997), which resets quarterly                                   19,893      19,619
Japanese Yen fixed rate loan due December  2001 at 2.06%          42,005      52,752
Other                                                              9,149      10,090
                                                              ----------   ---------
                                                                 371,261     380,194
Less amounts due within one year                                  (4,801)     (8,160)
                                                              ----------   ---------
Amounts due after one year                                    $  366,460   $ 372,034
                                                              ----------   ---------
                                                              ----------   ---------

In November 1993, the Company issued Zero Coupon Convertible Subordinated Debentures (the "Zero Coupon Debentures") with an ultimate maturity amount of $455 million. In September 1997, the Company completed an offer to exchange its newly registered Senior Convertible Notes (the "Senior Notes") for up to all of its existing Zero Coupon Debentures. The Senior Notes are convertible into shares of common stock at a conversion price equal to $36.25 per share. The Senior Notes are redeemable at the option of the Company, beginning in 2002, at varying prices based on the year of redemption. The Senior Notes are redeemable at the option of the holder in the event of the sale of all, or substantially all, of the Company's common stock for consideration other than common stock traded on a U.S. exchange or approved for quotation on the Nasdaq National Market. The offer was structured to exchange that principal amount of Senior Notes equal to the accreted value of each $1,000 principal at maturity Zero Coupon Debenture. Under current generally accepted accounting principles, the exchange did not constitute an extinguishment of debt and, accordingly, as a result of the exchange there was no change in the overall carrying value of the Company's debt. The Company took a charge of approximately $2.6 million for the Senior Notes issuance costs upon closing. The Zero Coupon Debentures are redeemable at any time, at the option of the Company, at redemption prices equal to the issue price ($439.77 per debenture) plus accrued original issue discount to the date of redemption.
At the option of the holder, each Zero Coupon Debenture is convertible into
16.269 shares of common stock of the Company at any time. Also at the option of the holder, the Zero Coupon Debentures will be purchased by the Company on November 2, 2003 or November 2, 2008, at purchase prices equal to the issue price plus accrued original issue discount to such purchase date. The Company, at its option, may elect to pay any such purchase price in cash or shares of common stock, or any combination thereof. The Zero Coupon Debentures are redeemable at the option of the holder in the event of the sale of all, or substantially all, of the Company's common stock for consideration other than common stock traded on a U.S. exchange or approved for quotation on the Nasdaq National Market.

Related to the Zero Coupon Debentures, the Company had a swap agreement to receive fixed, pay floating rate interest on a notional amount of $200.1 million that expired in November 1996.

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

Principal maturities of long-term debt at June 30, 1998 are as follows (in millions): 1999 - $4.8 2000 - $6.1; 2001 - $3.8; 2002 - $44.1; 2003 - $2.1 and
$310.4, thereafter.

Note 11.  LEASING ARRANGEMENTS AS LESSOR

The Company has entered into certain lease arrangements which are accounted for as sales. The net investment in sales-type leases at June 30, 1998 and 1997 is summarized as follows (in thousands):

                                                 1998        1997
--------------------------------------------------------------------
Total minimum lease payments receivable        $  1,284   $  31,090
Less unearned interest income                       (47)     (3,102)
                                               --------------------
Net investment in sales-type leases               1,236      27,988
Less current portion                             (1,113)    (13,526)
                                               --------------------
Long-term portion included in other assets     $    124   $  14,462
                                               --------------------
                                               --------------------

Future minimum lease rents on noncancelable sales-type lease agreements at June 30, 1998 are as follows (in millions): 1999 - $1.2; and 2000 - $0.1.

Note 12.  LEASING ARRANGEMENTS AS LESSEE

The Company leases certain of its facilities and some of its equipment under non-cancelable operating lease arrangements.

Future minimum annual lease payments under operating leases, net of subleases and rental income, at June 30, 1998 are as follows (in millions): 1999 - $74.3; 2000 - $62.9; 2001 - $48.0; 2002 - $36.4; 2003 - $20.2 and $206.2, thereafter.

Aggregate operating lease rent expense in fiscal 1998, 1997 and 1996 was (in millions): $106.8, $97.7 and $76.7, respectively.

Under one of its lease agreements, as amended, the Company is contingently liable for the residual value of five buildings at the end of their lease terms. The lease for one of the buildings expires in 2000 and the lease for the other four buildings expires in 2002. However, the Company has the option to extend these leases for an additional 35 years after expiration. If at the end of the final lease renewal, or upon the Company's option to terminate the lease at any time, the Company does not purchase the property or arrange a third-party purchase, then the Company would be obligated to the lessor for a guaranteed payment equal to a specified percentage of the lessor's purchase price for the properties. The Company would also be obligated to the lessor for all or some portion of this amount if the price paid by a third party for the property is below a specified percentage of the lessor's purchase price. The total amount related to the five properties, for which the Company would be contingently liable, is approximately $93.4 million at the end of the lease terms.

Note 13.  STOCKHOLDERS' EQUITY

PREFERRED STOCK TRANSACTIONS NKK Corporation ("NKK") owns 17,500 shares of Series A convertible preferred stock (see Note 17). The preferred stock pays a 3% cumulative annual dividend, has preference upon liquidation in the amount of the purchase price and has aggregate voting rights equivalent to 1,400,000 shares of common stock. The preferred stock is convertible into the common stock of the Company at certain times at the then-current price of the common stock. The preferred stock is perpetual, but is subject to redemption at the option of the Company at certain times if the market price of the common stock is below $8.75 per share.

STOCK AWARD PLANS The Company has various stock award plans which provide for the grant of incentive and nonstatutory stock options and the issuance of restricted stock to employees and certain other persons who provide consulting or advisory services to the Company. Incentive stock options are granted at not less than the fair market value on the date of grant; the prices of nonstatutory stock option grants and restricted stock are determined by the board of directors. Under the plans, options and restricted stock generally vest over a fifty-month period from the date of grant.

In addition, the Company has a Directors' Stock Option Plan which allows for the grant of nonstatutory stock options to nonemployee directors at not less than the fair market value at the date of grant. Eligible directors are granted an option to purchase 30,000 shares of common stock on the date of their initial election as a director. On November 1 of each year, each eligible director is granted an option to purchase an additional 10,000 shares of common stock.
These options generally vest in installments over a four year period. At June 30, 1998, 803,000 shares were available for future option grants under the Directors' Stock Option Plan.

At June 30, 1998, 1997 and 1996, outstanding options to purchase 17,337,552, 18,346,324 and 20,442,299 shares, respectively, were exercisable and 580,316, 303,620 and 213,855 shares of restricted stock, respectively, were subject to repurchase.

Activity under all of the stock award plans was as follows:

                                                                  Outstanding Options
                                                               --------------------------
                                                                             Weighted
                                             Shares Available    Number       Average
Three years ended June 30, 1998                  For Grant      of Shares  Exercise Price
-----------------------------------------------------------------------------------------
Balance at June 30, 1995                          2,492,136     31,974,937    $14.70
  Additional shares authorized for issuance       7,116,758
  Cray Research options assumed                   2,540,543      3,894,570    $26.92
  Options granted                                (9,305,575)     9,305,575    $28.31
  Options exercised                                             (5,283,368)   $ 8.65
  Options forfeited                               1,835,013     (1,835,013)   $26.91
  Restricted shares granted                        (232,500)
  Restricted shares returned                         20,000
  Plan shares expired                                  (160)
                                                -----------    -----------
Balance at June 30, 1996                          4,466,215     38,056,701    $19.53
  Additional shares authorized for issuance       6,833,106
  Options granted                               (18,817,420)    18,817,420    $20.49
  Options exercised                                             (3,703,246)   $10.47
  Options forfeited                               4,862,813     (4,862,813)   $26.98
  Options canceled                               13,554,514    (13,554,514)   $27.37
  Restricted shares granted                        (209,000)
  Restricted shares returned                         58,900
                                                -----------    -----------
Balance at June 30, 1997                         10,749,128     34,753,548    $16.92
  Additional shares authorized for issuance       6,266,172
  Options granted                               (11,536,447)    11,536,447    $13.18
  Options exercised                                             (6,146,202)   $ 8.93
  Options forfeited                               5,748,950     (5,748,950)   $19.86
  Restricted shares granted                        (612,762)
  Restricted shares returned                        217,250
  Plan shares expired                                  (118)
                                                -----------    -----------
Balance at June 30, 1998                         10,832,173     34,394,843    $16.59
                                                -----------    -----------
                                                -----------    -----------

Additional information about options outstanding at June 30, 1998 is as follows:

                               Options Outstanding                 Options Exercisable
                    -----------------------------------------  ---------------------------
                                 Weighted
                                  Average
  Exercise Price     Number of  Contractual  Weighted Average  Number of  Weighted Average
      Range           Shares    Life (years)  Exercise Price    Shares     Exercise Price
-------------------------------------------------------------  ---------------------------
$  0.96 - $ 11.25    7,022,205       5.4          $  8.42      3,969,956      $  6.28
$ 11.31 - $ 18.88   18,972,933       7.7          $ 15.74      7,216,884      $ 16.05
$ 19.13 - $ 30.38    7,502,951       6.8          $ 24.40      5,423,513      $ 24.31
$ 31.00 - $ 46.38      896,754       6.1          $ 33.34        727,199      $ 33.33
                    ----------                                ----------
$  0.96 - $ 46.38   34,394,843       7.0          $ 16.59     17,337,552      $ 17.12
                    ----------                                ----------
                    ----------                                ----------

STOCK PURCHASE PLAN The Company has an employee stock purchase plan under which eligible employees may purchase stock at 85% of the lower of the closing prices for the stock at the beginning of a twenty four-month offering period or the end of each six-month purchase period. The purchase periods generally begin in May and November. Purchases are limited to 10% of each employee's compensation. At June 30, 1998, 18,503,014 shares had been issued under the plan and 2,556,986 shares were reserved for future issuance.

GRANT DATE FAIR VALUES The weighted average estimated fair value of employee stock options granted at grant date market prices during fiscal 1998, 1997 and 1996 was $6.32, $5.94 and $11.48 per share, respectively. The weighted average exercise price of employee stock options granted at grant date market prices during fiscal 1998, 1997 and 1996 was $13.20, $20.56 and $29.24 per share, respectively. The weighted average estimated fair value of employee stock options granted at below grant date market prices during fiscal 1998, 1997 and 1996 was $10.92, $13.54 and $16.68 per share, respectively. The weighted average exercise price of employee stock options granted at below grant date market prices during fiscal 1998, 1997 and 1996 was $8.91, $12.56 and $13.44 per share, respectively. The weighted average fair value of restricted stock granted during fiscal 1998, 1997 and 1996 was $20.79, $18.93 and $27.45 per share, respectively. The weighted average estimated fair value of shares granted under the Stock Purchase Plan during fiscal 1998, 1997 and 1996 was $5.81, $7.06 and $15.30 per share, respectively.

The weighted average fair value of options granted has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                 Employee Stock Options    Stock Purchase Plan Shares
                               --------------------------  --------------------------
Years ended June 30              1998      1997     1996     1998     1997    1996
-------------------------------------------------------------------------------------
Expected life (in years)          2.3       2.7      3.8      0.5      0.5     0.5
Risk-free interest rate          5.58%     6.38%    5.18%    5.68%    5.45%   5.49%
Volatility                       0.61      0.50     0.45     0.76     0.57    0.45
Dividend yield                   0.00%     0.00%    0.00%    0.00%    0.00%   0.00%

PRO FORMA INFORMATION The Company has elected to follow APB 25 in accounting for its employee stock options. Under APB 25, no compensation expense is recognized in the Company's financial statements except in connection with the grant of restricted stock for nominal consideration and unless the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant. Total compensation expense recognized in the Company's financial statements for stock-based awards under APB 25 for fiscal 1998, 1997 and 1996 was $12.7 million, $5.4 million and $4.0 million, respectively.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options and employee stock purchase plan under the fair value method prescribed by SFAS 123. For purposes of pro forma disclosures, the estimated fair value of the stock awards is amortized to expense over the vesting periods. The Company's pro forma information is as follows (in thousands, except per share amounts):


Years ended June 30                                1998       1997         1996
--------------------------------------------------------------------------------
Pro forma net (loss) income                  $ (538,260)    $  (14)    $ 73,154
Pro forma net (loss) income per share:
   Basic                                     $    (2.89)    $   --     $   0.45
   Diluted                                   $    (2.89)    $   --     $   0.41


The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, the pro forma effect will not be fully reflected until fiscal 1999.

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

STOCK REPURCHASE PROGRAM The Company's board of directors has authorized the repurchase of up to 22.5 million shares of its common stock, either in the open market or in private transactions. The Company repurchased 4,700,000 shares of common stock at a cost of $62.7 million and 2,452,600 shares of common stock at a cost of $76.0 million in 1998 and 1996, respectively. The Company utilizes equity instrument contracts to facilitate its repurchase of common stock. At June 30, 1998, the Company held equity instrument contracts that relate to the purchase of 1.8 million shares of common stock at an average cost of $17.34 per share. Additionally, at June 30, 1998, the Company has sold put obligations covering 1.8 million shares at an average exercise price of $13.17. The equity instruments are exercisable only at expiration, with expiration dates in the second quarter of fiscal 1999. Repurchased shares are available for use under the Company's employee stock plans and for other corporate purposes.

COMMON SHARES RESERVED The Company has reserved in the aggregate 55,196,415 shares of common stock issuable upon conversion of the Senior Notes, Zero Coupon Debentures, convertible subordinated debentures, as well as shares issuable under its stock award and purchase plans.

Note 14.  INCOME TAXES

The components of (loss) income before income taxes are as follows (in thousands):


Years ended June 30                                 1998         1997        1996
----------------------------------------------------------------------------------
United States                                 $ (601,962)    $ 84,508   $ 106,176
International                                      5,043       13,682      82,612
                                              ----------     --------   ---------
                                              $ (596,919)    $ 98,190   $ 188,788
                                              ----------     --------   ---------
                                              ----------     --------   ---------

The (benefit from) provision for income taxes consists of the following (in thousands):


Years ended June 30                                 1998         1997        1996
----------------------------------------------------------------------------------
Federal:
  Current                                       $  26,346     $ 11,153   $ 111,970
  Deferred                                       (185,555)      18,897     (49,246)
State:
  Current                                          25,488       20,771      13,540
  Deferred                                        (31,762)     (17,796)     (4,299)
Foreign:
  Current                                          12,727        6,633      17,021
  Deferred                                         15,464      (20,019)    (15,235)
                                                ---------     --------    --------
                                                $(137,292)    $ 19,639    $ 73,751
                                                ---------     --------    --------
                                                ---------     --------    --------

The (benefit from) provision for income taxes reconciles to the amounts computed by applying the statutory federal rate to income (loss) before income taxes as follows (in thousands):


Years ended June 30                                    1998       1997      1996
----------------------------------------------------------------------------------
Tax at U.S. federal statutory rate                $(208,922)   $34,366   $66,076
State taxes, net of federal tax benefit              (4,078)     1,934     6,006
Earnings subject to foreign taxes at lower rates         --    (16,599)  (33,149)
Income of Foreign Sales Corporation not subject to
  U.S. tax                                               --     (6,170)   (8,355)
Acquired in-process technology and non-deductible
  goodwill                                           16,800         --    34,373
Research and experimentation credits                   (670)    (7,748)       --
Foreign losses without tax benefit                   43,606      9,140        --
Foreign tax credits with no tax benefit              13,355         --        --
Other                                                 2,617      4,716     8,800
                                                  ---------    -------   -------
(Benefit from) provision for income taxes         $(137,292)   $19,639   $73,751
                                                  ---------    -------   -------
                                                  ---------    -------   -------

No provision for residual federal taxes has been made on approximately $241.5 million of accumulated undistributed earnings of certain of the Company's foreign subsidiaries since it is the Company's intention to permanently invest such earnings in foreign operations. The Company has been granted exemptions from tax on income from certain manufacturing operations located outside the U.S. for years through 2006. The cumulative income tax benefits attributable to the tax status of this subsidiary are estimated to be $84.5 million at June 30, 1998.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at June 30, 1998 and 1997 are as follows (in thousands):

                                                     1998                 1997
-------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards               $103,705             $126,939
  General business credit carryforwards            53,449                8,970
  Foreign tax credit carryforwards                 33,677               28,629
  Depreciation                                     40,435               57,675
  Capitalized research expenditures                32,768                   --
  Inventory valuation                             143,428               80,354
  Nondeductible vacation pay accrual               16,648               19,123
  Intercompany profit elimination                  64,283               14,117
  Merger expenses                                   9,433               12,174
  Reserves not currently deductible                67,907                7,934
  Other                                            77,574               45,588
                                                 --------             --------
    Subtotal                                      643,307              401,503
    Valuation allowance                           (74,824)             (69,047)
                                                 --------             --------
  Total deferred tax assets                       568,483              332,456
Deferred tax liabilities:
  Foreign taxes on unremitted foreign earnings,
   net of related U.S. tax liability               30,665               23,717
  Intangibles                                       2,742               26,703
  Other                                             6,139                6,422
                                                 --------             --------
    Total deferred tax liabilities                 39,546               56,842
                                                 --------             --------
  Total                                          $528,937             $275,614
                                                 --------             --------
                                                 --------             --------

At June 30, 1998, the Company had gross deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $643.3 million. The gross deferred tax assets are offset by a valuation allowance of $74.8 million and deferred tax liabilities of $39.5 million. Realization of the majority of the net deferred tax assets is dependent on the Company's ability to generate approximately $1.0 billion of future taxable income. Management believes that it is more likely than not that the assets will be realized based on forecasted income. However, there can be no assurance that the Company will meet its expectations of future income. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowances.

At June 30, 1998, the Company had United States federal and various foreign jurisdictional net operating loss carryforwards of approximately $132.4 million and $141.0 million, respectively. The federal losses will expire in the fiscal years ending 2007 through 2011 and the foreign losses will expire beginning in the fiscal year ending 1999. At June 30, 1998, the Company also had general business credit carryovers of approximately $37.8 million for United States federal tax purposes, expiring in the fiscal years ending 2000 through 2013. In addition, the Company had foreign tax credit carryforwards of approximately $33.7 million which expire in the fiscal years ending 1999 through 2003.

As a result of the acquisition by Silicon Graphics, Cray Research experienced a "change in ownership" as defined under Section 382 of the Internal Revenue Code and is subject to certain limitations on the utilization of its pre-acquisition net operating loss and tax credit carryforwards. As of June 30, 1997, the Company has provided a valuation allowance for deferred tax assets of approximately $59.0 million. In 1998, the Company reduced this valuation allowance by $51.5 million due to the realization of certain tax attributes related to the Cray Research acquisition. This reduction in the valuation allowance reduced noncurrent intangible assets related to the acquisition of Cray Research (see Note 3). The remaining $7.5 million valuation allowance reduces foreign tax credit carryforwards that may expire prior to utilization due to the Section 382 limitations.

Additionally, the Company has established valuation allowances in the current year of approximately $57.3 million for certain foreign tax credits, foreign net operating loss, and other carryforwards which are at risk of expiring prior to utilization. Of this amount, $10.6 million relates to benefits of stock option deductions which, if recognized, will be allocated directly to paid in capital.

Note 15.  INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company, operating in a single industry segment, designs, manufactures and services high-performance computing systems and software. Information regarding operations in different geographic areas is as follows (in thousands):

                                                           Years ended June 30
                                              -------------------------------------------
                                                     1998            1997           1996
-----------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
  United States                               $ 1,625,403     $ 1,927,104    $ 1,412,137
  Europe                                          830,819         936,184        836,053
  Rest of World                                   644,388         799,313        673,126
                                              -----------     -----------    -----------
    Total net sales                           $ 3,100,610     $ 3,662,601    $ 2,921,316
                                              -----------     -----------    -----------
                                              -----------     -----------    -----------
Transfers between geographic areas
 (eliminated in consolidation):
  United States                               $   569,238     $   750,098    $   698,816
  Europe                                           92,798          70,731         65,583
  Rest of World                                        --              --             --
                                              -----------     -----------    -----------
    Total transfers                           $   662,036     $   820,829    $   764,399
                                              -----------     -----------    -----------
                                              -----------     -----------    -----------
Operating (loss) income:
  United States                               $  (717,586)    $    33,661    $    67,466
  Europe                                          116,261          56,859        121,049
  Rest of World                                   (12,979)          8,614        (12,847)
  Eliminations                                     18,203          12,750         (1,275)
Corporate (loss) income, net                         (818)        (13,694)        14,395
                                              -----------     -----------    -----------
    (Loss) income before income taxes         $  (596,919)    $    98,190    $   188,788
                                              -----------     -----------    -----------
                                              -----------     -----------    -----------
Identifiable assets:
  United States                               $ 1,345,904     $ 2,127,957    $ 1,735,411
  Europe                                          245,752         332,849        478,129
  Rest of World                                   283,255         293,162        280,897
  Eliminations                                   (211,201)       (224,236)      (310,815)
  Corporate assets                              1,300,996         814,860        974,624
                                              -----------     -----------    -----------
    Total assets                              $ 2,964,706     $ 3,344,592    $ 3,158,246
                                              -----------     -----------    -----------
                                              -----------     -----------    -----------

"Europe" includes Europe and the Middle East. "Rest of World" includes principally Japan and the Asia-Pacific region. Net revenue from sales to unaffiliated customers is based on the location of the customer. Intercompany transfers between geographic areas are accounted for by using the transfer prices in effect for the respective subsidiaries. Operating income and identifiable assets are classified based on the location of the Company's facilities. Corporate assets include cash and cash equivalents, marketable investments, deferred tax assets and certain other assets. Corporate (loss) income, net, is interest and other income (expense), net.

Note 16.  BENEFIT PLANS

401(k) RETIREMENT SAVINGS PLAN The Company provides a 401(k) investment plan covering substantially all of its U.S. employees. The plan provides for a minimum 25% Company match of an employee's contribution up to a specified limit, but allows for a larger matching subject to certain regulatory limitations. The Company's matching contributions for fiscal 1998, 1997 and 1996, were $7.4 million, $11.0 million and $4.7 million, respectively.

DEFERRED COMPENSATION PLAN The Company has a Non-Qualified Deferred Compensation Plan that allows eligible executives and directors to defer a portion of their compensation. The deferred compensation, together with Company matching amounts and accumulated earnings, is accrued but unfunded. Such deferred compensation is distributable in cash and at June 30, 1998 and 1997, amounted to approximately $6 million and $5 million, respectively. A participant may elect to receive such deferred amounts in one payment or in annual installments no sooner than two years following each annual election. Participant contributions are always 100% vested and Company matching contributions vest as directed by the board of directors. There have been no Company matching contributions to date.

Note 17.  RELATED PARTY TRANSACTIONS

The Company has from time to time engaged in significant transactions with related parties in the ordinary course of business. Related parties include:
Northrop Grumman Corporation and Chrysler Corporation, as a director of both Northrop Grumman and Chrysler became a member of the Company's board of directors in fiscal 1996; NKK through its indirect ownership of 100% of Series A Convertible Preferred Stock (see Note 13) and Tandem Computers, Incorporated, in fiscal 1996 only, as a former director of Tandem is also on the Company's board of directors.

Product and other revenue for the years ended June 30, 1998, 1997 and 1996 included, in the aggregate, sales to related parties in the amount of $86.9 million, $59.9 million and $72.9 million, respectively. The aggregate amount receivable from related parties for the year ended June 30, 1998 was $24.5 million; amounts for the years ended June 30, 1997 and 1996 were immaterial. Purchases from and amounts payable to such related parties were immaterial at June 30, 1998, 1997 and 1996.

Note 18.  CONSOLIDATED STATEMENT OF CASH FLOWS

Other adjustments to reconcile net loss to net cash provided by operating activities in fiscal 1998 include a reduction in the carrying value of Cray purchased intangibles associated with the reduction in the acquired Cray deferred tax asset valuation allowance ($51 million), a charge for impairment of long-lived assets ($47 million), the write-off of ParaGraph purchased intangibles and goodwill ($32 million),a write-off of excess spares ($30 million) and an accrual of compensation expense related to employee stock awards ($13 million).

Supplemental disclosures of cash flow information (in thousands):


Years ended June 30                                      1998      1997       1996
----------------------------------------------------------------------------------
Cash paid during the year for:
  Interest                                           $ 14,100  $ 10,200   $  9,600
  Income taxes, net of refunds                          9,200    29,000    122,000

Supplemental schedule of noncash investing and financing activities (in thousands):


Years ended June 30                                      1998      1997       1996
----------------------------------------------------------------------------------
Tax benefit from stock options                       $ 11,700   $ 6,300   $ 23,000
Capital lease financings                                6,300        --        200
Exchange of Senior Notes for Zero Coupon Debentures   230,600        --         --

Note 19.  CONTINGENCIES

The Company is defending the lawsuits described below. The Company believes that it has good defenses to the claims in each of these lawsuits and is defending each of them vigorously.

The Company is defending putative securities class action lawsuits filed in the U.S. District Court for the Northern District of California (the "Northern District") and in California Superior Court for the County of Santa Clara in December 1997 and January 1998 alleging that the Company and certain of its officers made material misrepresentations and omissions during the period from July to October 1997.

The Company is also defending a securities class action lawsuit filed in January 1996 in the Northern District of California alleging that the Company and certain of its officers and directors made material misrepresentations and omissions during the period from September to December 1995. The lawsuit was dismissed with prejudice by the District Court in May 1996. The plaintiffs' appeal to the U.S. Court of Appeals for the Ninth Circuit is pending.

The Company is also defending a securities class action lawsuit involving MIPS Computer Systems, Inc., ("MCSI") which the Company acquired in June 1992. The MCSI case, which was filed in 1992 in the Northern District of California, alleges that MCSI and certain of its officers and directors made material misrepresentations and omissions during the period from January to October of 1991. In September 1996, the U.S. Court of Appeals for the Ninth Circuit reversed the summary judgment granted in defendants' favor in June 1994. In October 1997, the defendants' petition for review by the U.S. Supreme Court was denied. The case is presently pending before the District Court. A trial date for the lawsuit is currently set for March 1999.

The Company also is defending a securities class action lawsuit involving Alias Research Inc., which the Company acquired in June 1995. The Alias case, which was filed in 1991 in the U.S. District Court for the District of Connecticut, alleges that Alias and certain of its former officers and directors made material misrepresentations and omissions during the period from May 1991 to April 1992. In October 1997, the defendants' motion to dismiss the amended complaint was granted. The plaintiffs' appeal to the U.S. Court of Appeals for the Second Circuit is pending.

The Company was also defending a patent infringement lawsuit filed by Martin Marietta Corp. in the U.S. District Court for the Middle District of Florida in September 1995. The Company had filed a counterclaim seeking to invalidate the principal patent at issue in the lawsuit and the U.S. Patent and Trademark Office is re-examining the patent at Martin Marietta's request. In July 1998, the lawsuit was dismissed pursuant to a joint notice of settlement, subject to the parties' right within 60 days to file a joint form of final order or to seek to reopen the case for further proceedings.

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


Note 20.  INITIAL PUBLIC OFFERING OF MIPS TECHNOLOGIES, INC.

On July 6, 1998, the Company closed an initial public offering of the common stock of its subsidiary, MIPS Technologies, Inc. ("MIPS"), a company formed by Silicon Graphics that designs and develops RISC based microprocessor intellectual property for imbedded systems applications targeting the emerging market for digital consumer products. The offering consisted of the sale of

4,250,000 shares of MIPS common stock by the Company for net proceeds of approximately $55 million and 1,250,000 shares of MIPS common stock by MIPS for net proceeds to MIPS of approximately $16 million. Following the offering there are 37,250,000 shares of MIPS common stock outstanding and the Company retains an approximately 85% ownership interest in MIPS. The Company will continue to consolidate the results of MIPS' operations for so long as it retains a greater than 50% ownership interest in MIPS.

Note 21.  STOCK OPTION REPRICING (UNAUDITED)

In July 1998, the Company effected an option exchange program to allow employees (excluding senior executives) to exchange their out-of-the-money options for new options at a more favorable exercise price. The new options, which have an exercise price of $11.125, the fair value on the date the exchange was announced, will vest over the longer of two years or the original vesting schedule and cannot be exercised prior to January 1999. As a result of the exchange, options to purchase approximately 12,800,000 shares with a weighted average exercise price of $19.70 were exchanged for new options.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SILICON GRAPHICS, INC.

We have audited the accompanying consolidated balance sheets of Silicon Graphics, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Silicon Graphics, Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.





Palo Alto, California
July 21, 1998