Form 10-K, Exhibit 13
period 1999-06-30
SILICON GRAPHICS INC /CA/
filed 1999-09-28
CIK 802301

SELECTED CONSOLIDATED FINANCIAL DATA


                                                             Years Ended June 30
                                       ------------------------------------------------------------------
(in thousands, except per share amounts)     1999         1998         1997         1996(3)      1995

Operating Data:
Total revenue                          $2,748,957   $3,100,610   $3,662,601   $2,921,316   $2,228,268
Costs and expenses:
   Cost of revenue                      1,603,250    1,963,551    2,022,546    1,482,439    1,032,059
   Research and development               380,346      459,188      479,101      353,461      247,678
   Selling, general and administrative    907,612    1,068,429    1,038,313      807,830      619,259
   Other operating expense(1)             (15,107)     205,543       10,757      103,193       22,000
                                       ------------------------------------------------------------------
Operating (loss) income                  (127,144)    (596,101)     111,884      174,393      307,272
Interest and other income
  (expense), net(2)                       252,865         (818)     (13,694)      14,395        9,447
                                       ------------------------------------------------------------------
Income (loss) before income taxes         125,721     (596,919)      98,190      188,788      316,719
Net income (loss)                          53,829     (459,627)      78,551      115,037      224,856

Net income (loss) per share:
   Basic                               $     0.29   $    (2.47)  $     0.44    $    0.70    $    1.44
   Diluted                             $     0.28   $    (2.47)  $     0.43    $    0.65    $    1.26
Shares used in the calculation of
   net income (loss) per share:
   Basic                                  186,374      186,149      175,548      162,658      156,437
   Diluted                                189,427      186,149      182,637      175,790      182,837

Balance Sheet Data:
Cash, cash equivalents and
   marketable and restricted
   investments                         $  782,369   $  736,720   $  374,292    $ 456,937    $ 780,012
Working capital                           869,980      968,700    1,229,388      994,817      889,371
Total assets                            2,788,257    2,964,706    3,344,592    3,158,246    2,206,619
Long-term debt and other                  387,005      403,522      419,144      381,490      287,267
Stockholders' equity                    1,424,199    1,464,512    1,839,242    1,675,318    1,346,170

Statistical Data:
Number of employees                         9,191       10,286       10,930       10,485        6,308
Long-term debt and other/
   total capitalization                        21%          22%          19%          19%          18%
                                       ------------------------------------------------------------------

(1) Fiscal 1999 amount includes a change in previously estimated restructuring charges ($14 million). Fiscal 1998 amount includes restructuring charges ($144 million), a charge for long-lived asset impairment ($47 million) and a write-off of acquired in-process technology ($17 million). Fiscal 1997 amount represents merger-related expenses. Fiscal 1996 amount includes write-off of acquired in-process technology ($98 million) and merger-related expenses. Fiscal 1995 amount represents merger-related expenses.

(2) Fiscal 1999 amount includes a $273 million gain on the sale of a portion of SGI's interest in MIPS.

(3) Amounts reflect the April 2, 1996 acquisition of Cray which was accounted for as a purchase.

QUARTERLY DATA

                                                                    Fiscal 1999 (unaudited)
                                                    ---------------------------------------------------
(in thousands, except per share amounts)               June 30     March 31      Dec. 31     Sept. 30
Total revenue                                       $  828,603    $ 619,175    $ 684,823    $ 616,356
Costs and expenses:
   Cost of revenue                                     469,901      359,636      394,973      378,740
   Research and development                             87,698       93,331       97,179      102,138
   Selling, general and administrative                 237,105      215,574      222,005      232,928
   Other operating expense(1)                           (1,107)      (6,000)      (8,000)          --
                                                    ---------------------------------------------------
Operating income (loss)                                 35,006      (43,366)     (21,334)     (97,450)
Interest and other income (expense), net(2)            212,493       (7,358)      (3,524)      51,254
                                                    ---------------------------------------------------
Income (loss) before income taxes                      247,499      (50,724)     (24,858)     (46,196)
Net income (loss)                                      157,793      (39,957)     (20,341)     (43,666)

Net income (loss) per share:
   Basic                                             $    0.85    $   (0.21)  $    (0.11)  $    (0.24)
   Diluted                                           $    0.81    $   (0.21)  $    (0.11)  $    (0.24)
Shares used in the calculation of net income
(loss) per share:
   Basic                                               186,197      186,685      186,417      186,329
   Diluted                                             196,839      186,685      186,417      186,329
                                                    ---------------------------------------------------

                                                                    Fiscal 1998 (unaudited)
                                                    ---------------------------------------------------
(in thousands, except per share amounts)               June 30     March 31      Dec. 31     Sept. 30
Total revenue                                       $  773,561    $ 708,291    $ 850,765    $ 767,993
Costs and expenses:
  Cost of revenue                                      542,355      504,282      478,991      437,923
  Research and development                             113,746      111,975      117,113      116,354
  Selling, general and administrative                  304,829      250,917      251,262      261,421
  Other operating expense(3)                            90,320       43,393       52,729       19,101
                                                    ---------------------------------------------------
Operating loss                                        (277,689)    (202,276)     (49,330)     (66,806)
Interest and other income (expense), net                   218         (267)       1,538       (2,307)
                                                    ---------------------------------------------------
Loss before income taxes                              (277,471)    (202,543)     (47,792)     (69,113)
Net loss                                              (220,041)    (152,569)     (31,479)     (55,538)

Net loss per share--basic and diluted               $    (1.17)   $   (0.81)  $    (0.17)  $    (0.31)
Shares used in the calculation of net loss
   per share--basic and diluted                        187,472      187,643      187,874      182,160
                                                    ---------------------------------------------------

(1) Amounts include a change in previously estimated restructuring charges of $8 million in the second quarter and $6 million in the third quarter.

(2) Amounts include a gain on the sale of a portion of SGI's interest in MIPS of $54 million in the first quarter and $219 million in the fourth quarter.

(3) Amounts include a $17 million write-off of acquired in-process technology in the first quarter; restructuring charges of $53 million, $44 million and $47 million in the second, third and fourth quarters, respectively; and a $47 million charge for long-lived asset impairment in the fourth quarter.

PRICE RANGE OF COMMON STOCK


The Company's Common Stock is traded on the New York Stock Exchange under the symbol of SGI. The following table sets forth, for the periods indicated, the high, low, and close prices for the Common Stock as reported on the NYSE.

Price Range of Common Stock

                                         Fiscal 1999                            Fiscal 1998
                        -------------------------------------------------------------------------------------
                                    Low         High        Close          Low         High        Close
First Quarter               $      9.06  $     15.00   $     9.38   $    15.00   $    30.19   $    26.25
Second Quarter                     7.38        13.94        12.88        11.56        27.50        12.44
Third Quarter                     13.13        20.88        16.69        10.94        16.19        13.94
Fourth Quarter                    11.69        16.63        16.38        11.06        16.38        12.13
                        -------------------------------------------------------------------------------------

SGI had 8,445 stockholders of record as of June 30, 1999. We have not paid any dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying cash dividends to common stockholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS


THIS ANNUAL REPORT INCLUDES FORWARD-LOOKING STATEMENTS REGARDING OUR BUSINESS, OBJECTIVES, FINANCIAL CONDITION AND FUTURE PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS RELATING TO EXPECTED LEVELS OF REVENUE, GROSS MARGIN, OPERATING EXPENSE, AND FUTURE PROFITABILITY, THE BENEFITS EXPECTED TO RESULT FROM THE TRANSITION OF OUR BUSINESS FROM DECLINING MARKETS TO GROWTH MARKETS, HEADCOUNT REDUCTIONS, YEAR 2000 ISSUES AND LEGAL PROCEEDINGS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS ABOUT FUTURE EVENTS.

THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHER THINGS: ADVERSE CHANGES IN GENERAL ECONOMIC OR BUSINESS CONDITIONS; ADVERSE CHANGES IN THE SPECIFIC MARKETS FOR OUR PRODUCTS, INCLUDING EXPECTED RATES OF GROWTH AND DECLINE IN OUR CURRENT MARKETS; ADVERSE BUSINESS CONDITIONS; CHANGES IN CUSTOMER ORDER PATTERNS; HEIGHTENED COMPETITION, REFLECTING RAPID TECHNOLOGICAL ADVANCES AND CONSTANTLY IMPROVING PRICE/PERFORMANCE, WHICH MAY RESULT IN SIGNIFICANT DISCOUNTING AND LOWER GROSS PROFIT MARGINS; CONTINUED SUCCESS IN TECHNOLOGICAL ADVANCEMENTS AND NEW PRODUCT INTRODUCTION, INCLUDING DEVELOPMENT AND SUCCESSFUL INTRODUCTION OF STRATEGIC PRODUCTS FOR SPECIFIC MARKETS; INABILITY TO EFFECTIVELY IMPLEMENT OUR SERVER STRATEGY; RISKS RELATED TO DEPENDENCE ON OUR PARTNERS AND SUPPLIERS; RISKS RELATED TO FOREIGN OPERATIONS (INCLUDING THE DOWNTURN OF ECONOMIC TRENDS, UNFAVORABLE CURRENCY MOVEMENTS, AND EXPORT COMPLIANCE ISSUES); RISKS ASSOCIATED WITH YEAR 2000 REQUIREMENTS; LITIGATION INVOLVING INTELLECTUAL PROPERTY OR OTHER ISSUES; AND OTHER FACTORS INCLUDING THOSE LISTED UNDER THE HEADING "RISKS THAT AFFECT OUR BUSINESS."

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS, WHETHER CHANGES OCCUR AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. THE MATTERS ADDRESSED IN THIS DISCUSSION, WITH THE EXCEPTION OF THE HISTORICAL INFORMATION PRESENTED, ARE FORWARD-LOOKING STATEMENTS INVOLVING RISKS AND UNCERTAINTIES, INCLUDING YEAR 2000 COMPLIANCE AND OTHER RISKS DISCUSSED UNDER THE HEADING "RISKS THAT AFFECT OUR BUSINESS" AND ELSEWHERE IN THIS REPORT. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS.

INTRODUCTION

The following tables and discussion present certain financial information on a comparative basis. Our fiscal 1998 results reflect certain charges attributable to our decision to restructure the business. This decision followed a reevaluation of our core competencies, technology roadmap and business model in an effort to bring our expenses more in line with current revenue levels and restore long-term profitability to SGI. The fiscal 1999 information reflects the results of the restructuring activities we initiated in fiscal 1998. As we exited fiscal 1999, we concluded that the actions we had initiated in fiscal 1998 and continued in fiscal 1999 were not sufficient to deliver the growth and profitability we believe necessary to sustain our business. The discussion that follows is limited to a discussion of the historical results of operations and financial condition. See "Risks That Affect Our Business--Business Transition" for further discussion of our plans for fiscal 2000 and the future.

RESULTS OF OPERATIONS

                                                                           Years ended June 30
                                                                  ----------------------------------------
$ in millions                                                          1999         1998         1997

Total revenue                                                     $   2,749    $   3,101    $   3,663
Cost of revenue                                                       1,603        1,964        2,023
                                                                  ----------------------------------------
Gross profit                                                          1,146        1,137        1,640
Gross profit margin                                                      41.7%        36.7%        44.8%
Total operating expenses                                              1,273        1,733        1,528
                                                                  ----------------------------------------
Operating (loss) income                                                (127)        (596)         112
Other income (expense)                                                  253           (1)         (14)
                                                                  ----------------------------------------
Income (loss) before income taxes                                       126         (597)          98
                                                                  ----------------------------------------
Net income (loss)                                                 $      54    $    (460)   $      79
                                                                  ----------------------------------------
Net income (loss) per share-basic                                 $    0.29    $   (2.47)   $    0.44
                                                                  ----------------------------------------
Net income (loss) per share-diluted                               $    0.28    $   (2.47)   $    0.43
                                                                  ----------------------------------------
                                                                  ----------------------------------------

REVENUE

The following discussion of revenue is based on the results of our reportable segments as described in Note 16, "Segment Information." Total revenue is principally derived from three reportable segments: Servers, Visual Workstations and Global Services, which were determined based on factors such as customer base, homogeneity of products, technology, delivery channels and other factors.

Total revenue in fiscal 1999 decreased $352 million or 11% compared with fiscal 1998 and fiscal 1998 revenue decreased $562 million or 15% compared with fiscal 1997. These decreases reflect the continuing trends in the declining vector supercomputer and UNIX-Registration Trademark- workstation markets which are part of our Server and Visual Workstation segments, respectively. Decreases were offset in part by growth in our Global Services segment.

The following table presents the percentage of total revenue by reportable segment as presented in our performance management system.

                                                                           Years ended June 30
                                                               ------------------------------------------
$ in millions                                                          1999         1998         1997

Servers                                                           $   1,218    $   1,417    $   1,795
% of total revenue                                                       44%          46%          49%
Visual Workstations                                               $     647    $     865    $   1,112
% of total revenue                                                       24%          28%          30%
Global Services                                                   $     682    $     630    $     571
% of total revenue                                                       25%          20%          16%
Other                                                             $     201    $     188    $     184
% of total revenue                                                        7%           6%           5%
                                                               ------------------------------------------

Fiscal 1999 Server revenue decreased $199 million or 14% compared with fiscal 1998 and fiscal 1998 Server revenue decreased $378 million or 21% compared with fiscal 1997. Although our fiscal 1999 Origin-TM- brand scalable server business returned to growth in fiscal 1999, our vector supercomputer business declined significantly in both fiscal 1999 and 1998. As we exited fiscal 1999, the vector supercomputer product business represented less than 10% of total revenue. Our Onyx-Registration Trademark- supercomputer revenue declined in each of fiscal 1999 and 1998, but the rate of decline slowed in fiscal 1999 to 6% compared with 24% in fiscal 1998.

Fiscal 1999 Visual Workstation revenue decreased $218 million or 25% compared with fiscal 1998 and fiscal 1998 Visual Workstation revenue decreased $247 million or 22% compared with fiscal 1997. These decreases reflect the effects of strong competition in the shrinking UNIX workstation market and, in fiscal 1999, the disappointing sales performance of our visual workstations based on the Windows NT-Registration Trademark- operating system introduced in the second half of the fiscal year. See "Risks That Affect Our Business--Business Transition."

Global Services revenue is comprised of hardware and software support and maintenance, professional services and remanufactured systems sales. Fiscal 1999 Global Services revenue increased $52 million or 8% compared with fiscal 1998 and fiscal 1998 Global Services revenue increased $59 million or 10% compared with fiscal 1997. Growth in Global Services revenue reflects the impact of our investment in our professional services business, as well as increases in the level of our remanufactured systems business.

Other revenue is principally comprised of our operating units that are not reportable segments, including the product and service revenue of our software subsidiary, Alias|Wavefront, and MIPS, our majority-owned subsidiary that develops and markets microprocessors and related intellectual property.

Total revenue by geographic area for fiscal 1999, 1998 and 1997 was as follows (in millions):

                                                                  ---------------------------------------
Area                                                                   1999         1998         1997
Americas                                                          $   1,536    $   1,729    $   2,072
Europe                                                                  754          831          936
Rest of World                                                           459          541          655
                                                                  ---------------------------------------
Total revenue                                                     $   2,749    $   3,101    $   3,663
                                                                  ---------------------------------------
                                                                  ---------------------------------------


Geographic revenue as a percentage of total revenue for fiscal 1999, 1998 and 1997 was as follows:

                                                                  --------------------------------------
Area                                                                    1999         1998         1997
Americas                                                                 56%          56%          57%
Europe                                                                   27%          27%          26%
Rest of World                                                            17%          17%          17%
                                                                  --------------------------------------

The product revenue decreases we have experienced over the past three years have been widespread as illustrated by the fact that our geographic revenue mix remained relatively consistent during that period.

Our consolidated backlog at June 30, 1999 was $376 million, up from $360 million at June 30, 1998, primarily reflecting momentum in our Origin and Onyx businesses.

GROSS PROFIT MARGIN

Cost of product and other revenue includes costs related to product shipments, including materials, labor, overhead and other direct or allocated costs involved in their manufacture or delivery. Costs associated with non-recurring engineering revenue are included in research and development expense. Cost of service revenue includes all costs incurred in the support and maintenance of our products, as well as costs to deliver professional services.

Our overall gross profit margin increased to 41.7% in fiscal 1999 compared with 36.7% in fiscal 1998 and our fiscal 1998 gross profit margin declined compared with our fiscal 1997 gross profit margin of 44.8%. Gross profit margin for fiscal 1998 included a number of non-recurring charges related to refocusing our supercomputer product roadmap, as well as a write-down of excess spares. Without those charges, our fiscal 1998 gross profit margin would have been 41.3%. Our gross profit margin over the past three years reflects decreased volumes and continuing pricing pressures in both the Server and Visual Workstation segments, as well as in our Global Services business. We have been able to partially mitigate these effects by consolidation and outsourcing of certain manufacturing operations and continued improvements in manufacturing efficiencies and procurement practices.

We believe we will continue to experience margin pressure in fiscal 2000, particularly in our Server segment due to competitive pricing pressures as well as our introduction of lower margin products based on industry standard components. See "Risks That Affect Our Business." We expect UNIX workstation margins to remain fairly stable.


OPERATING EXPENSES


$ in millions                                               1999          1998           1997
                                                     -------------------------------------------
Research and development                               $     380      $    459      $     479
% of total revenue                                          13.8%         14.8%          13.1%
Selling, general and administrative                    $     908      $  1,068      $   1,038
% of total revenue                                          33.0%         34.5%          28.3%
Other                                                  $     (15)     $    206      $      11
% of total revenue                                          (0.5%)         6.6%           0.3%
                                                     -------------------------------------------


Our total fiscal 1999 operating expenses decreased $460 million compared with fiscal 1998 and fiscal 1998 operating expense increased $205 million compared with fiscal 1997. Fiscal 1998 operating expenses included $206 million of restructuring, long-lived asset impairment and merger-related charges.

As we exited fiscal 1998, we expected our restructuring plans would result in the elimination of approximately 1,000 positions in fiscal 1999 and would reduce operating expense by at least $200 million. We believe those actions have reduced our operating expense run rate by approximately $240 million.

RESEARCH AND DEVELOPMENT Research and development spending decreased $79 million or 17% in fiscal 1999 compared with fiscal 1998 and $20 million or 4% in fiscal 1998 compared with fiscal 1997. The fiscal 1999 decrease reflects reductions in investments in vector supercomputer and UNIX workstation development. These decreases were offset somewhat by increased investments in scalable server and Windows NT-based visual workstation development. We expect research and development spending in fiscal 2000 to decline compared with fiscal 1999 and to be focused on new scalable server product development. See "Risks That Affect Our Business--Expense Reduction Program."

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses decreased $160 million or 15% compared with fiscal 1998, following a $30 million increase in fiscal 1998 compared with fiscal 1997. The fiscal 1999 decrease reflects the impact of the restructuring actions taken in fiscal 1998, as well as lower selling commissions due to lower revenue, reduced outside consulting and business process re-engineering costs, continued focus on productivity and general expense controls. Marketing expense decreased significantly as well, particularly in corporate and vector supercomputer programs. Fiscal 1999 selling, general and administrative expenses include a number of charges that we do not expect to recur, including a $16 million write-down of certain capitalized internal use-software deemed obsolete as a result of changes in strategic direction. The fiscal 1998 selling, general and administrative expenses increase reflects primarily costs associated with outside consulting, business process re-engineering, and an increase in marketing and advertising costs. The fiscal 1998 increase was somewhat offset by lower selling commissions. We expect selling, general and administrative expenses in fiscal 2000 to decline compared with the fiscal 1999 as a result of the actions described in "Risks That Affect Our Business--Expense Reduction Program."

OTHER OPERATING EXPENSE Other operating expense for fiscal 1999 includes $14 million of adjustments to the restructuring costs we estimated at the end of fiscal 1998. Other operating expense for fiscal 1998 consists of restructuring charges of $144 million, a charge for impairment of long-lived assets of $47 million and merger-related expenses of $15 million. Other operating expense for fiscal 1997 relates to the Cray acquisition and consists principally of costs associated with the integration of SGI and Cray information systems, accounting processes and human resource activities.


INTEREST AND OTHER

INTEREST EXPENSE Interest expense has remained relatively flat over the last three years. We do not expect a significant change in the level of interest expense in fiscal 2000.

INTEREST INCOME AND OTHER, NET Interest income and other, net includes interest income on our cash investments, gains and losses on other investments, the minority interest in the earnings of MIPS and other non-operating items. Interest income and other, net for fiscal 1999 decreased $21 million from fiscal 1998 and increased $13 million in fiscal 1998 from fiscal 1997. Interest income on our cash investments has increased from $22 million in fiscal 1997 to $37 million in fiscal 1998 and to $40 million in fiscal 1999 due to significantly higher cash balances. The decrease in interest and other income, net in fiscal 1999 was due to the write-down of investments in certain technology companies, the minority interest in MIPS earnings and other non-operating items. We do not expect a significant change in the level of interest income on our cash investments in fiscal 2000.

PROVISION FOR (BENEFIT FROM) INCOME TAXES The effective tax benefit rate for fiscal 1999 was 23%, excluding the impact of the MIPS gain and a change in previously estimated restructuring costs, which were tax effected at 38%. The effective tax benefit rate for fiscal 1998 was 23% and the effective tax provision rate for fiscal 1997 was 20%. The fiscal 1999 benefit rate differs from the federal statutory rate primarily due to foreign losses for which no benefit has been recognized. The fiscal 1998 benefit rate differs from the federal statutory rate primarily due to foreign losses for which no benefit has been recognized, the write-off of acquired in-process technology and goodwill for which there was no tax benefit, and the establishment of reserves for certain deferred tax assets not expected to be realized. The 1997 provision rate differs from the federal statutory rate primarily due to U.S. Federal research tax credits, earnings in low tax jurisdictions, and foreign sales corporation benefits, offset partially by foreign losses for which no benefit was recorded.

At June 30, 1999, we had gross deferred tax assets arising from deductible temporary differences, tax losses and tax credits of $594 million. A valuation allowance of $105 million and deferred tax liability of $38 million offset the gross deferred tax assets. Realization of the net deferred tax assets is dependent on our ability to generate approximately $900 million of future taxable income. We believe that it is more likely than not that the assets will be realized based on forecasted income, including income from the planned divestiture of our interest in MIPS. However, there can be no assurance that we will achieve our expectations of future income. Therefore, on a quarterly basis, we will evaluate the realizability of the deferred tax assets and assess the need for additional valuation allowances.

We have not provided for U.S. federal income taxes on undistributed earnings of foreign subsidiaries, which we intend to permanently reinvest in those operations. The cumulative income tax benefit attributable to these permanently reinvested earnings is estimated to be $85 million at June 30, 1999.

IMPACT OF CURRENCY

Because a significant portion of our revenue is from sales outside the United States, and many key components are produced outside the United States, our financial results can be significantly affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. However, over the most recent three fiscal years, changes in foreign currency exchange rates have not had a material impact on our results of operations.

FINANCIAL CONDITION

Our financial condition continued to improve during fiscal 1999. This improvement is primarily due to continued focus on asset management, particularly management of inventories and accounts receivable. At June 30, 1999, cash and cash equivalents and marketable and restricted investments totaled $782 million compared with $737 million at June 30, 1998. Included in the June 30, 1999 balance is approximately $94 million of restricted investments that serve as collateral for letters of credit and an equity forward purchase agreement.

Operating activities generated $145 million in cash for fiscal 1999, compared with $643 million in fiscal 1998 and $170 million in fiscal 1997. To present cash flows from operating activities, net income (loss) for each of the past three years had to be adjusted for certain significant items that did not either provide or use cash. Fiscal 1999 net income is adjusted to remove the impact of the $273 million gain on the sale of a portion of our interest in MIPS stock that is reflected as a cash flow from investing activities and $27 million in non-cash charges for the write-off of investments in certain technology companies. Fiscal 1998 net loss is adjusted for a $47 million non-cash charge for long-lived asset impairment, a $32 million non-cash charge for the write-off of purchased intangibles and goodwill resulting from the disposal of ParaGraph International Inc. ("ParaGraph"), and a $30 million non-cash charge for the write-down of excess spares. These and other non-deductible charges resulted in significant deferred tax benefit provisions that did not provide cash. Fiscal 1997 net income is adjusted for a $42 million non-cash charge for amortization of the write-up of acquired Cray inventories and service contracts and a $4 million non-cash charge for the write-off of an investment in a software company.

Our focus on asset management that resulted in significant reductions in accounts receivable and inventories in fiscal 1998, continued into 1999 generating $195 million in cash.

Aside from operations, the most significant transactions affecting our cash position in fiscal 1999 were the initial and secondary public offerings of shares of our subsidiary, MIPS. On a consolidated basis those offerings raised a total of $290 million, of which $273 million represented the proceeds from the sales of portions of our ownership interest in MIPS, and which is presented in investing activities. The remaining $18 million represented the proceeds from newly issued MIPS shares and is included in financing activities.

Investing activities, other than changes in our marketable and restricted investments and the MIPS transactions, consumed $261 million in cash during fiscal 1999. We used $35 million to fund a portion of our investment in Wam!Net, Inc., with the remainder used principally for the acquisition of capital equipment and spare parts. Investing activities, other than changes in our marketable investments, consumed $269 million in cash during fiscal 1998 and $301 million during fiscal 1997, principally for capital equipment and spare parts. On August 4, 1999, pursuant to one of our lease agreements, as amended, we exercised our option to purchase five buildings on our Mountain View campus. The purchase is expected to close in September 1999 at a cost of approximately $125 million and will be paid in cash.

Financing activities over the past three years have included the issuance of common stock under employee stock purchase and option plans and repurchases of common stock. Our board of directors has authorized the repurchase of up to 27.5 million shares of common stock to mitigate the dilutive effect of the stock plans. Since commencement of this repurchase program we have repurchased 19.3 million shares of common stock at a cost of $311 million. We utilize equity instrument contracts to facilitate the repurchase of common stock and at June 30, 1999, we have outstanding commitments to buy an aggregate of 6.0 million shares of common stock under our equity forward purchase arrangement. At June 30, 1999, approximately 2.2 million shares remain available for purchase under this program.

The volume of our borrowing activity has decreased over the past three years corresponding with our strengthened cash position. As a result of our strong cash position, we terminated our $250 million revolving credit facility in November 1998.

At June 30, 1999, our principal sources of liquidity included cash, cash equivalents and marketable investments of $688 million. We believe that these principal sources of liquidity, along with cash generated from operations, the expected proceeds from future MIPS offerings, and other resources available to us, should be adequate to fund our projected cash flow needs. At June 30, 1999, we own approximately 67% of the total outstanding shares of Class A and Class B Common Stock of MIPS. We currently intend to dispose of our remaining interest in MIPS in one or more transactions through public or private offerings. We expect our divestiture of MIPS to be completed in the first half of fiscal 2001, subject to market and other conditions.

We believe that the level of financial resources is an important competitive factor in the computer industry and, accordingly, we may elect to raise additional capital through debt or equity financing in anticipation of future needs.

RISKS THAT AFFECT OUR BUSINESS

SGI operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This discussion highlights some of these risks.

BUSINESS TRANSITION Two of the principal market sectors in which we compete--UNIX workstations and vector supercomputers--have declined over the past few years, and we believe that these declines represent long-term trends. Our goal is to generate an increasing proportion of our revenue from growing markets, including Intel-based servers and UNIX-based scalable servers such as our Origin server product family. We have announced a product roadmap that will, over the next several years, ultimately shift our products to the Intel microprocessor architecture. To further accelerate this transition, we announced in August 1999 our intention to establish arrangements to transition our Visual Workstation line of Windows NT-based workstations and our Cray-Registration Trademark- branded line of vector supercomputers to strategic partners who will assume the further development and distribution of these product lines. The result of these alliances and planned restructured operations will be a smaller revenue base and workforce in fiscal 2000, with the goal of returning to sustainable profitability. This is a long-term transition, and although some benefits are currently being realized, it could take until well into fiscal 2000 or beyond before we have achieved our desired business model. Our ability to achieve our revenue objectives in fiscal 2000 will largely depend on the successful implementation of these alliances and related restructuring activities in early fiscal 2000 with minimal disruption, and on growth in the server business. There is no assurance that we will successfully complete the strategic alliances and related restrucuring activities required to achieve our fiscal 2000 objectives.

SERVER STRATEGY Sustained growth in our scalable server business is an important element of our strategic plan for the next several years. Sustained growth will require, among other things, adapting to a longer sales cycle and the need to deliver more complete solutions, establishing a presence in emerging enterprise markets in which we have not traditionally participated, working effectively with independent software providers to ensure that important applications for the market segments targeted by us are available on the SGI platform, and ultimately, managing a successful and timely transition to the Intel architecture.

We are also engaged in a transition from our traditional business of supporting IRIX-Registration Trademark-, our own proprietary UNIX operating systems, to supporting operating systems such as Linux-Registration Trademark- and Windows NT. We believe that this strategy will position us favorably in growth markets, including the market for 32-bit Intel-Registration Trademark- processor-based servers and for broadband Internet servers. A successful transition to this model will require us to make effective resource allocation choices and successfully manage a complex set of support and strategic relationships, particularly with respect to open source technologies.

DEPENDENCE ON PARTNERS AND SUPPLIERS Our business has always involved close collaboration with partners and suppliers. However, many elements of our current business strategy, including an increasing emphasis on Linux and other open source technologies, a collaborative relationship with NVIDIA for graphics technologies, the introduction of Intel processor-based IA-32 servers and the longer-term transition to the Intel architecture, additional outsourcing of manufacturing and services, and establishing significant new distribution channels will increase our dependence on Microsoft, Intel and other partners, and on our manufacturing partners and other component suppliers. Our business could be adversely affected, for example, if Intel or Microsoft fail to meet product release schedules, if new channels do not ramp to desired levels or if unanticipated quality issues arise with products from these suppliers.

EXPENSE REDUCTION PROGRAM During fiscal 1999, we reduced our operating expenses by about $240 million from the level of fiscal 1998 operating expenses. In August 1999, we announced and began to implement a restructuring program aimed at bringing our expenses more in line with expected revenue levels resulting from our refocused business operations and restoring long-term profitability to the Company. As part of this effort, we expect, through the anticipated transfer of businesses to partners, the elimination of positions and managed hiring, to end fiscal 2000 with about 1/3 fewer employees than was the case at the end of fiscal 1999. These steps, and generally tighter operating expense controls, are part of an overall program to reduce our expense structure by approximately $300 million in fiscal 2000. While our objective is to reduce our costs in ways that will not have a material impact on revenue levels, there is no assurance that this will be achieved.

PERIOD TO PERIOD FLUCTUATIONS Our operating results may fluctuate for a number of reasons. Delivery cycles are typically short, other than for supercomputer and certain large-scale server products. Well over half of each quarter's revenue results from orders booked and shipped during the third month, and disproportionately in the latter half of that month. These factors make the forecasting of revenue inherently uncertain. Because we plan our operating expenses, many of which are relatively fixed in the short term, on expected revenue, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors, including lower than expected demand, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. Demand can also be adversely affected by product and technology transition announcements by SGI or our competitors. The timing of customer acceptance of certain large-scale server products may also have a significant effect on periodic operating results. Margins are heavily influenced by mix considerations, including geographic concentrations, the mix of product and service revenue, and the mix of server and visual workstation product revenue including the mix of configurations within these product categories.

Our results have followed a seasonal pattern, with stronger sequential growth in the second and fourth fiscal quarters, reflecting the buying patterns of our customers.

Our stock price, like that of other technology companies, is subject to significant volatility. If revenue or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate impact on our stock price. The stock price may also be affected by broader market trends unrelated to our performance.

PRODUCT DEVELOPMENT AND INTRODUCTION Our continued success depends on our ability to develop and rapidly bring to market highly differentiated, technologically complex and innovative products. Product transitions are a recurring part of our business. A number of risks are inherent in this process.

The development of new technology and products is increasingly complex and uncertain, which increases the risk of delays. The introduction of a new computer system requires close collaboration and continued technological advancement involving multiple hardware and software design teams, internal and external manufacturing teams, outside suppliers of key components such as semiconductor and storage products and outsourced manufacturing partners. The failure of any one of these elements could cause our new products to fail to meet specifications or to miss the aggressive timetables that we establish. There is no assurance that acceptance of our new systems will not be affected by delays in this process.

Short product life cycles place a premium on our ability to manage the transition to new products. We often announce new products in the early part of a quarter while the product is in the final stages of development, and seek to manufacture and ship the product in volume during the same quarter. Our results could be adversely affected by such factors as development delays, the release of products to manufacturing late in any quarter, quality or yield problems experienced by suppliers, variations in product costs and excess inventories of older products and components. In addition, some customers may delay purchasing existing products in anticipation of new product introductions.

YEAR 2000 COMPLIANCE Many computer systems and applications experience problems handling dates beyond the year 1999 and will need to be modified before the year 2000 in order to remain functional. As for many other companies, the year 2000 computer issue poses a potential risk for SGI as a user of information systems in the operation of its business, as a supplier of computer systems and related software, including operating system software, to customers, and as a customer of other organizations whose operations may be affected by year 2000 compliance issues.

We have completed an assessment of our core business information systems, many of which are provided by outside suppliers, for year 2000 readiness and are extending that review to include a wide variety of other information systems and related business processes used in our operations. We plan to have changes to critical systems implemented by the third quarter of calendar 1999 to allow time for testing. Most of our mission critical applications are believed to be year 2000 compliant, including the Oracle information system which was recently upgraded to the most recent version. Although our assessment is ongoing, we currently believe that resolving these matters will not have a material adverse effect on our financial condition or results of operations.

We are implementing a program to support customer efforts to achieve year 2000 compliance. This program includes encouraging customers and independent software vendors to adopt the latest updates to our IRIX and UNICOS-Registration Trademark- operating systems, which we believe are year 2000 compliant, and additional customer support procedures. We also have made available software upgrades for some earlier releases of the IRIX operating system. We believe that the majority of the hardware systems we expect to support beyond 1999, when running on compliant operating systems, will be year 2000 compliant. Our older products may require upgrade or replacement to become year 2000 compliant. There is no assurance that our current products do not contain undetected errors or defects associated with year 2000 functions that may result in material costs to remediate. We believe that we generally are not legally responsible for costs incurred by customers to achieve their year 2000 compliance. However, we may experience increasing customer satisfaction costs relating to these issues, including potential litigation expenses, over the next few years.

We are also assessing the possible effect on our operations of the year 2000 readiness of critical suppliers of products and services. These include not just suppliers of components but also our outsourcing partners in manufacturing support and even suppliers of basic utilities. Our reliance on our key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address year 2000 issues could not have an adverse effect on us.

Certain of the costs associated with our internal Year 2000 compliance effort (exclusive of any potential costs related to any customer or other claim) cannot effectively be isolated from other operating expenses, since investing in new systems is both an ordinary cost of doing business and a means to ensure year 2000 compliance. Our current estimates indicate the total costs to insure year 2000 compliance will not be material. We believe that we are unlikely to experience a material adverse impact on our financial condition or results of operations due to year 2000 compliance issues.
However, since the assessment process is ongoing, year 2000 complications are not fully known, and potential liability issues are not clear, the full potential impact of the year 2000 on us is not known at this time. The information regarding year 2000 issues provided in this Annual Report is based on our current assessment of ongoing activities and is subject to change as we continuously monitor these activities. We are currently developing appropriate contingency plans for potential year 2000 problems.

The Year 2000 disclosure set forth above is "year 2000 readiness disclosure" as defined in the Year 2000 Information and Readiness Disclosure Act of 1998.

INVESTMENT IN MIPS SUBSIDIARY The value of our interest in MIPS Technologies, Inc. is determined principally by factors outside our control, including overall equity market conditions and may fluctuate significantly from time to time. There can be no assurance that we will be successful in fully realizing the value of the MIPS interest on a market efficient basis.

EXPORT REGULATION Our sales to foreign customers are subject to export regulations. Sales of many of the our high-end products require clearance and export licenses from the U.S. Department of Commerce under these regulations. The Departments of Commerce and Justice are currently conducting civil and criminal investigations into SGI's compliance with the export regulations in connection with the sale of several computer systems to a customer in Russia during fiscal 1997. We believe that these matters will be resolved without a significant adverse effect on our business. However, there is no assurance that these matters will not have an unforeseen outcome that could impair the conduct of our business.

Our international sales would also be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of our products.

COMPETITION The computer industry is highly competitive, with rapid technological advances and constantly improving price/performance. Most of our competitors have substantially greater technical, marketing and financial resources and, in some segments, a larger installed base of customers and a wider range of available applications software. Competition may result in significant discounting and lower gross margins.

IMPACT OF GOVERNMENT CUSTOMERS A significant portion of our revenue is derived from sales to the U.S. government, either directly by us or through system integrators and other resellers. Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruptions due to appropriation and spending patterns and the government's reservation of the right to cancel contracts for its convenience.

INTELLECTUAL PROPERTY We routinely receive communications from third parties asserting patent or other rights covering our products and technologies. Based upon our evaluation, we may take no action or may seek to obtain a license. In any given case there is a risk that a license will not be available on terms that we consider reasonable, or that litigation will ensue. We expect that, as the number of hardware and software patents issued continues to increase, and as competition in the markets we address intensifies, the volume of these intellectual property claims will also increase.

EMPLOYEES Our success depends on our ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel, who are in great demand. The current uncertainties surrounding SGI's business prospects have increased the challenges of retaining world-class talent.

BUSINESS DISRUPTION Our corporate headquarters, including most of our research and development operations are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant earthquake could materially affect operating results. We are not insured for most losses and business interruptions of this kind.

MARKET RISK In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, we do not anticipate material losses in these areas.

For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposures may have on the fair values of our debt and financial instruments. The financial instruments included in the sensitivity analysis consist of all of our cash and cash equivalents, marketable investments, short-term and long-term debt and all derivative financial instruments. Currency forward contracts and currency options constitute our portfolio of derivative financial instruments.

To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. We compute the market values for interest risk based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. We selected the discount rates used for the present value computations based on market interest exchange rates in effect at June 30, 1999 and 1998. We computed the market values for foreign exchange risk based on spot rates in effect at June 30, 1999 and 1998. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 1999 and 1998. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

The results of the sensitivity analysis at June 30, 1999 and 1998 are as follows:

Interest Rate Risk: A percentage point decrease in the level of interest rates with all other variables held constant would result in a decrease in the aggregate fair values of our financial instruments by $14 million at both June 30, 1999 and 1998. A percentage point increase in the level of interest rates with all other variables held constant would result in an increase in the aggregate fair values of our financial instruments by $13 million and $12 million, respectively.

Foreign Currency Exchange Rate Risk: A 10% decrease in levels of foreign currency exchange rates, 20% for Asian currencies, against the U.S. dollar with all other variables held constant would result in an increase in the fair values of our financial instruments by $8 million at June 30, 1999, and a decrease in the fair values of our financial instruments by $14 million at June 30, 1998. A 10% increase in levels of foreign currency exchange rates, 20% for Asian currencies, would result in a decrease in the fair values of our financial instruments by $3 million at June 30, 1999, and an increase in fair values of our financial instruments by $12 million at June 30, 1998. The change in the relative sensitivity of the fair market value of foreign currency exchange rates in fiscal 1999 compared with fiscal 1998 is primarily driven by the volume of systems shipped and billed in U.S. dollars by our Swiss manufacturing subsidiary which operates in local functional currency.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           Years ended June 30
                                                              -------------------------------------------
(In thousands, except per share amounts)                               1999         1998         1997

Revenue:
   Product and other revenue                                     $2,090,194   $2,489,983   $3,086,791
   Service revenue                                                  658,763      610,627      575,810
                                                              -------------------------------------------
     Total revenue                                                2,748,957    3,100,610    3,662,601

Costs and Expenses:
   Cost of product and other revenue                              1,202,562    1,580,647    1,697,277
   Cost of service revenue                                          400,688      382,904      325,269
   Research and development                                         380,346      459,188      479,101
   Selling, general and administrative                              907,612    1,068,429    1,038,313
   Other operating expense                                          (15,107)     205,543       10,757
                                                              -------------------------------------------
     Total costs and expenses                                     2,876,101    3,696,711    3,550,717

Operating (loss) income                                            (127,144)    (596,101)     111,884

Gain on sale of a portion of SGI interest in MIPS                   272,503           --           --
Interest expense                                                    (22,562)     (24,665)     (24,836)
Interest income and other, net                                        2,924       23,847       11,142
                                                              -------------------------------------------
Income (loss) before income taxes                                   125,721     (596,919)      98,190
Provision for (benefit from) income taxes                            71,892     (137,292)      19,639
                                                              -------------------------------------------
Net income (loss)                                                 $  53,829    $(459,627)   $  78,551
                                                              -------------------------------------------
Net income (loss) per share:
   Basic                                                          $    0.29    $   (2.47)   $    0.44
                                                              -------------------------------------------
   Diluted                                                        $    0.28    $   (2.47)   $    0.43
                                                              -------------------------------------------
Shares used in the calculation of net income (loss) per share:
   Basic                                                            186,374      186,149      175,548
   Diluted                                                          189,427      186,149      182,637
                                                              -------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                      At June 30
                                                                           ------------------------------
(DOLLARS IN THOUSANDS)                                                              1999         1998
Assets:
Current assets:
   Cash and cash equivalents                                                   $ 571,117    $ 506,639
   Short-term marketable investments                                             117,026      230,081
   Accounts receivable, net of allowance for doubtful accounts of
     $15,407 in 1999; $17,463 in 1998                                            582,383      665,420
   Inventories                                                                   195,181      322,823
   Deferred tax assets                                                           243,867      240,838
   Prepaid expenses and other current assets                                     137,459       99,571
                                                                           ------------------------------
     Total current assets                                                      1,847,033    2,065,372
Restricted investments                                                            94,226          --
Property and equipment, net of accumulated depreciation and amortization         380,768      445,420
Net long-term deferred tax assets                                                126,562      189,806
Other assets                                                                     339,668      264,108
                                                                           ------------------------------
                                                                              $2,788,257   $2,964,706
                                                                           ------------------------------
Liabilities and Stockholders' Equity:
Current liabilities:
   Accounts payable                                                              192,974      215,260
   Accrued compensation                                                          104,362      160,609
   Other current liabilities                                                     365,736      386,477
   Deferred revenue                                                              308,281      329,525
   Current portion of long-term debt                                               5,700        4,801
                                                                           ------------------------------
     Total current liabilities                                                   977,053    1,096,672

Long-term debt and other                                                         387,005      403,522

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.001 par value: issuable in series,
     2,000,000 shares authorized; shares issued and outstanding: 17,500           16,998       16,998
   Common stock, $.001 par value, and additional paid-in capital;
     500,000,000 shares authorized; shares issued: 189,555,187 in 1999;
     189,519,187 in 1998;                                                      1,421,028    1,407,108
   Retained earnings                                                              92,449       65,415
   Treasury stock, at cost: 7,010,263 shares in 1999; 1,995,797 shares in 1998  (104,633)     (25,976)
   Accumulated other comprehensive income                                         (1,643)         967
                                                                           ------------------------------
     Total stockholders' equity                                                1,424,199    1,464,512
                                                                           ------------------------------
                                                                              $2,788,257   $2,964,706
                                                                           ------------------------------
                                                                           ------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years ended June 30
                                                               ----------------------------------------
(In thousands)                                                         1999         1998         1997
Cash Flows From Operating Activities:
Net income (loss)                                                 $  53,829    $(459,627)   $  78,551
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Depreciation and amortization                                    221,508      314,581      354,319
   Gain on sale of a portion of SGI interest in MIPS               (272,503)          --           --
   Write-off of acquired in-process technology                           --       16,900           --
   Changes in deferred tax assets and liabilities                    60,067     (162,540)     (18,918)
   Other                                                             54,640      171,608        4,690
Changes in operating assets and liabilities:
   Accounts receivable                                               83,036      467,055     (152,773)
   Inventories                                                      111,908      264,226     (211,013)
   Accounts payable                                                 (22,529)     (44,257)      (2,236)
   Other assets and liabilities                                    (144,592)      75,432      117,614
                                                               ----------------------------------------
       Total adjustments                                             91,535    1,103,005       91,683
                                                               ----------------------------------------
     Net cash provided by operating activities                      145,364      643,378      170,234

Cash Flows From Investing Activities:
Available-for-sale investments:
   Purchases                                                       (396,807)    (230,368)      (6,036)
   Sales                                                            207,740       43,000       16,162
   Maturities                                                       314,718      104,485       44,274
Purchases of restricted investments                                (219,579)          --           --
Proceeds from the maturities of restricted investments              113,893           --           --
Proceeds from sale of a portion of SGI interest in MIPS             272,503           --           --
Capital expenditures                                               (147,516)    (195,137)    (214,989)
Increase in other assets                                           (113,611)     (73,805)     (86,359)
                                                               ----------------------------------------
     Net cash provided by (used in) investing activities             31,341     (351,825)    (246,948)

Cash Flows From Financing Activities:
Issuance of debt                                                      7,461       18,735      123,807
Payments of debt principal                                          (25,918)     (62,838)    (153,730)
Sale of SGI common stock                                             61,527       95,241       77,304
Repurchase of SGI common stock                                     (172,426)     (62,749)          --
Sale of MIPS common stock                                            17,654           --           --
Cash dividends-preferred stock                                         (525)        (525)        (525)
                                                               ----------------------------------------
     Net cash (used in) provided by financing activities           (112,227)     (12,136)      46,856
                                                               ----------------------------------------
Net increase (decrease) in cash and cash equivalents                 64,478      279,417      (29,858)
Cash and cash equivalents at beginning of year                      506,639      227,222      257,080
                                                               ----------------------------------------
Cash and cash equivalents at end of year                          $ 571,117    $ 506,639    $ 227,222
                                                               ----------------------------------------
                                                               ----------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                              Three years ended June 30, 1999
                                                                                        ------------------------------------------
                                                                                                        Common Stock
                                                                                         Preferred     and Additional     Retained
(In thousands)                                                                               Stock    Paid-In Capital     Earnings
Balance, June 30, 1996                                                                    $ 16,998      $   1,172,960    $ 461,311
  Components of comprehensive income:
    Net income                                                                                 --                 --        78,551
    Currency translation adjustment                                                            --                 --            --
    Change in unrealized loss on available-for-sale investments, net of tax                    --                 --            --
       Total comprehensive income
  Common stock issued under employee plans including related tax benefits (6,623
    shares)                                                                                    --              90,225           --
  Convertible preferred stock, Series A preferred dividends                                    --                 --          (525)
  Issuance of treasury stock under employee plans (36 shares)                                  --                 --        (2,099)
                                                                                        ------------------------------------------
Balance, June 30, 1997                                                                      16,998          1,263,185      537,238
  Components of comprehensive loss:
    Net loss                                                                                   --                 --      (459,627)
    Currency translation adjustment                                                            --                 --            --
    Change in unrealized loss on available-for-sale investments, net of tax                    --                 --            --
       Total comprehensive loss
  Common stock issued under employee plans including related tax benefits (7,551
    shares)                                                                                    --             95,194            --
  Common stock issued for ParaGraph acquisition (2,935 shares)                                 --             48,729            --
  Convertible preferred stock, Series A preferred dividends                                    --                 --          (525)
  Purchase (4,700 shares) and issuance (2,704 shares) of treasury stock under
    employee plans--net                                                                        --                 --       (11,671)
                                                                                        ------------------------------------------
Balance, June 30, 1998                                                                     16,998          1,407,108        65,415
  Components of comprehensive income:
    Net income                                                                                 --                 --        53,829
    Currency translation adjustment                                                            --                 --            --
    Change in unrealized loss on available-for-sale investments, net of tax                    --                 --            --
       Total comprehensive income
  Common stock issued under employee plans including related tax benefits (36
    shares)                                                                                    --                794            --
  Convertible preferred stock, Series A preferred dividends                                    --                 --          (525)
  Purchase (12,112 shares) and issuance (7,097 shares) of treasury stock under
    employee plans--net                                                                        --                 --       (29,744)
  Common stock issued by MIPS                                                                  --             16,600            --
  Other                                                                                        --             (3,474)        3,474
                                                                                        ------------------------------------------
Balance, June 30, 1999                                                                   $ 16,998       $  1,421,028     $  92,449
                                                                                        ------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                                                            Three years ended June 30, 1999
                                                                                      --------------------------------------------
                                                                                                    Accumulated
                                                                                                          Other            Total
                                                                                      Treasury    Comprehensive    Stockholders'
(In thousands)                                                                           Stock           Income           Equity
Balance, June 30, 1996                                                                 $ (867)         $ 24,916      $ 1,675,318
  Components of comprehensive income:
    Net income                                                                              --               --           78,551
    Currency translation adjustment                                                         --           (4,303)         (4,303)
    Change in unrealized loss on available-for-sale investments, net of tax                 --            1,208            1,208
                                                                                                                     -----------
       Total comprehensive income                                                                                         75,456
  Common stock issued under employee plans including related tax benefits (6,623
    shares)                                                                                 --               --           90,225
  Convertible preferred stock, Series A preferred dividends                                 --               --            (525)
  Issuance of treasury stock under employee plans (36 shares)                              867               --          (1,232)
                                                                                       -----------------------------------------
Balance, June 30, 1997                                                                      --           21,821        1,839,242
  Components of comprehensive loss:
    Net loss                                                                                --               --        (459,627)
    Currency translation adjustment                                                         --          (21,416)        (21,416)
    Change in unrealized loss on available-for-sale investments, net of tax                 --              562              562
                                                                                                                     -----------
       Total comprehensive loss                                                                                        (480,481)
  Common stock issued under employee plans including related tax benefits (7,551
    shares)                                                                                 --               --           95,194
  Common stock issued for ParaGraph acquisition (2,935 shares)                              --               --           48,729
  Convertible preferred stock, Series A preferred dividends                                 --               --            (525)
  Purchase (4,700 shares) and issuance (2,704 shares) of treasury stock under
    employee plans--net                                                                 (25,976)             --         (37,647)
                                                                                       -----------------------------------------
Balance, June 30, 1998                                                                  (25,976)             967       1,464,512
  Components of comprehensive income:
    Net income                                                                              --               --           53,829
    Currency translation adjustment                                                         --           (2,562)         (2,562)
    Change in unrealized loss on available-for-sale investments, net of tax                 --              (48)            (48)
                                                                                                                     -----------
       Total comprehensive income                                                                                         51,219
  Common stock issued under employee plans including related tax benefits (36 shares)       --               --              794
  Convertible preferred stock, Series A preferred dividends                                 --               --            (525)
  Purchase (12,112 shares) and issuance (7,097 shares) of treasury stock under
    employee plans--net                                                                 (78,657)             --        (108,401)
  Common stock issued by MIPS                                                               --               --           16,600
  Other                                                                                     --               --               --
                                                                                       -----------------------------------------
Balance, June 30, 1999                                                                 $(104,633)       $  (1,643)    $1,424,199
                                                                                       -----------------------------------------
                                                                                       -----------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1. NATURE OF OPERATIONS

Silicon Graphics, Inc. ("SGI") is a leader in high-performance computing. SGI's broad range of workstations and graphics servers deliver advanced 3D graphics and computing capabilities for engineering and creative professionals. Our highly scalable servers also have a growing presence in the enterprise market, with a particular emphasis on Internet, large corporate data and telecommunications applications. Our products are manufactured in Wisconsin and Switzerland. We distribute our products through our direct sales force, as well as through indirect channels including resellers and distributors. Product and other revenue consists primarily of revenue from computer system and software product shipments, as well as the sale of software distribution rights, system leasing, technology licensing agreements and non-recurring engineering contracts. Service revenue results from customer support and maintenance contracts, as well as from delivery of professional services.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of SGI and our wholly-and majority-owned subsidiaries.

FOREIGN CURRENCY TRANSLATION We translate the assets and liabilities of our foreign subsidiaries stated in local functional currencies to U.S. dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates of exchange in effect during the period. Gains and losses from currency translation are included in stockholders' equity. Currency transaction gains or losses are recognized in interest income and other, net and, net of hedging gains or losses, have not been significant to our operating results in any period.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

CASH EQUIVALENTS AND MARKETABLE AND RESTRICTED INVESTMENTS Cash equivalents consist of high quality money market instruments with maturities of 90 days or less at the date of purchase. Short-term marketable investments and restricted investments consist of both high quality money market instruments and high quality debt securities with maturities of one year or less, and are stated at fair value. Other marketable investments consist primarily of high quality debt securities with maturities greater than one year and less than two years, and are stated at fair value. At June 30, 1999 and 1998, our cash equivalents and marketable investments are all classified as available-for-sale. At June 30, 1999, our restricted investments are classified as available-for-sale but are pledged as collateral against letters of credit and an equity forward purchase arrangement. Restricted investments are held in SGI's name by major financial institutions.

The cost of securities when sold is based upon specific identification. We include realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities in interest income and other, net. We include unrealized gains and losses (net of tax) on securities classified as available-for-sale in stockholders' equity.

FAIR VALUES OF FINANCIAL INSTRUMENTS The carrying values of short-term debt and cash equivalents approximate fair value due to the short period of time to maturity. Fair values of marketable and restricted investments, long-term debt, and foreign exchange forward contracts are based on quoted market prices or pricing models using current market rates.

DERIVATIVE FINANCIAL INSTRUMENTS We use derivatives to moderate the financial market risks of our business operations. We use derivative products to hedge the foreign currency market exposures underlying certain assets and liabilities and commitments related to customer transactions. Our accounting policies for these instruments are based on our designation of such instruments as hedging transactions. We designate an instrument as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. We defer gains and losses on currency forward contracts that hedge firmly committed customer transactions and on currency purchased options that hedge probable anticipated, but not firmly committed, customer transactions and we recognize them in revenue in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that hedge existing assets and liabilities are recognized in interest and other income, net, in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any derivatives not meeting the above criteria would be recognized in income in the current period.

EQUITY INSTRUMENTS INDEXED TO SGI'S COMMON STOCK We record the proceeds received from the sale of equity instruments and amounts paid upon the purchase of equity instruments as a component of stockholders' equity. Subsequent changes in the fair value of the equity instrument contracts are not recognized because we have the ability to determine whether the contracts are settled in cash or stock. If the contracts are ultimately settled in cash, the amount of cash paid or received is recorded as a component of stockholders' equity.

INVENTORIES Manufacturing inventories are stated at the lower of cost (first-in, first-out) or market. Demonstration systems are stated at cost less depreciation generally based on an eighteen-month life.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost, and depreciation is computed using the straight-line method. Useful lives of two to six years are used for machinery and equipment and furniture and fixtures; leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. Our buildings are depreciated over twenty-five to forty years and improvements over eight to fifteen years.

OTHER ASSETS Included in other assets are spare parts that are generally amortized on a straight-line basis over the course of their respective lives ranging from two to five years and investments in certain technology companies that are not publicly traded and are carried at the lower of cost or market value. Also included in other assets is goodwill associated with the fiscal 1991 acquisition of Silicon Graphics World Trade Corporation which is amortized on a straight-line basis over a period of twenty years.

REVENUE RECOGNITION We generally recognize product revenue when we ship the product to the customer and we have no additional significant performance obligations. Sales of certain high performance systems may be made on the basis of contracts that include acceptance criteria. In these instances, we recognize revenue upon acceptance by the customer or independent distributor, or in the case of a conversion from lease to purchase, at the time of the customer's election to convert.

We recognize operating system software fees when we ship the product, provided that we have no additional significant performance obligations. We recognize application software fees when we have delivered the product, provided that we have no additional significant performance obligations.

We generally recognize royalty revenue, under technology agreements, in the quarter in which we receive a report from a licensee detailing the shipments of products incorporating our intellectual property components. We recognize engineering services, which are generally performed on a best efforts basis, as revenue when we have completed the defined milestones and the milestone payment is probable of collection.

Revenue related to future commitments under service contracts is deferred and recognized ratably over the related contract term.

PRODUCT WARRANTY We provide at the time of sale for the estimated cost to warrant our products against defects in materials and workmanship for a period of up to one year on UNIX systems and up to three years on NT systems.

ADVERTISING COSTS We account for advertising costs as expense in the period in which they are incurred. Advertising expense for the years ended June 30, 1999, 1998 and 1997 was $49 million, $56 million and $43 million, respectively.

PER SHARE DATA Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders, adjusted for the effect, if any, from assumed conversion of all potentially dilutive common shares outstanding, by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding.

STOCK-BASED COMPENSATION We account for stock-based employee compensation arrangements under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, ("APB 25") and related interpretations.

ACCOUNTING CHANGES We implemented new accounting standards in fiscal 1999. The adoption of these standards did not have a material effect on our financial position or results of operations.

Beginning with the first quarter of fiscal 1999, we adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes new standards for the reporting and display of comprehensive income and its components. The disclosures required by SFAS 130 are presented in the Consolidated Statement of Stockholders' Equity and in
Note 14, "Comprehensive Income."

Effective June 30, 1999, we adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. See Note 16, "Segment Information" for further information.

Effective July 1, 1998, we adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition, which supersedes SOP 91-1. SOP 97-2, as amended by SOP 98-4, and modified by SOP 98-9, provides guidance on revenue recognition for software transactions. It requires deferral of some or all of the revenue related to a specific contract depending on the existence of vendor specific objective evidence of fair value and the ability to allocate the total fee to all elements within the contract. The portion of the fee identified to an element is recognized as revenue when all of the revenue recognition criteria have been met for that element.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activity ("SFAS 133"). In June 1999, SFAS 133 was amended by Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 is required to be adopted in all fiscal quarters of all fiscal years beginning after June 15, 2000. The Statement will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We do not expect the adoption to have a material impact on our consolidated financial position, results of operations or cash flows.

During fiscal 1998, the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The statement requires the capitalization of internal use computer software costs if certain criteria are met. The capitalized cost will be amortized on a straight-line basis over the useful life of the software. We will adopt the statement as of July 1, 1999. The adoption of the statement is not expected to have a material impact on our financial statements.

RECLASSIFICATIONS We have reclassified certain prior year amounts on the Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Notes to Consolidated Financial Statements to conform to the current year presentation.


NOTE 3. OTHER OPERATING EXPENSE

Other operating expense is as follows (in thousands):

                                                                  ----------------------------------
                                                                            YEARS ENDED JUNE 30
                                                                  ----------------------------------
                                                                       1999         1998         1997
Write-off of acquired in-process technology and other
  merger-related expenses                                         $  (1,107)   $  14,905     $10,757
Restructuring                                                       (14,000)     143,998          --
Charge for impairment of long-lived assets                               --       46,640          --
                                                                  ----------------------------------
                                                                  $ (15,107)   $ 205,543     $10,757
                                                                  ----------------------------------
                                                                  ----------------------------------


WRITE-OFF OF ACQUIRED IN-PROCESS TECHNOLOGY AND OTHER MERGER-RELATED EXPENSES The 1999 amount represents an adjustment to previously estimated merger-related expenses. The 1998 amount includes a $17 million charge for acquired in-process technology from the $50 million acquisition of Paragraph, which was accounted for using the purchase method, partially offset by adjustments to previously estimated merger-related expenses. The 1997 amount consists of merger-related expenses. Merger-related expenses consist principally of costs associated with the integration of SGI and Cray information systems, accounting processes and marketing and human resources activities.

RESTRUCTURING In the second quarter of fiscal 1998, we announced and began to implement a restructuring program aimed at bringing our expenses more in line with the current revenue levels and restoring long-term profitability to SGI. SGI's restructuring program was broad-based and covered virtually all aspects of our products, operations and processes. The process of developing this program continued during the balance of fiscal 1998 and included a reevaluation of our core competencies, technology roadmap and business model, as well as development of our fiscal 1999 operating plan. Our restructuring activity resulted in the elimination of approximately 1,400 positions, writing down certain operating assets, vacating certain leased facilities and canceling certain contracts. These actions resulted in aggregate charges of $144 million (before the effect of the adjustment noted below), of which approximately $75 million have used or will use cash, and $69 million of which were non-cash charges. The operating asset write-down includes a $32 million charge taken in the third quarter of fiscal 1998 to write down purchased intangibles and goodwill associated with the September 1997 acquisition of ParaGraph which was taken following the evaluation of our core competencies and technology roadmap. We expect that the remaining $8 million accrued balance at June 30, 1999 will result primarily in cash expenditures and will be financed through current working capital. We believe the savings resulting from the restructuring activities, as well as generally tighter operating expense controls, contributed to a reduction in operating expense levels by approximately $240 million in fiscal 1999.

During fiscal 1999, we revised downward by $14 million, our estimate of the total costs associated with the program described above. The adjustment primarily reflects lower than estimated severance and related charges attributable to higher than expected attrition, as well as lower per person costs. To a lesser extent, we also adjusted estimated costs of contract cancellations, operating asset write-downs and exiting certain facilities.

The following table depicts the restructuring activity in fiscal 1998 and 1999 (in thousands):

                                       -----------------------------------------------------------------
                                            Total   Fiscal 1999
                                      Fiscal 1998  Adjustments:
                                    Restructuring     Increase/           Expenditures        Balance at
Category                                  Charges    (Decrease)         Cash     Non-Cash  June 30, 1999
Severance and related charges          $   83,962   $  (15,500)   $ (57,188)   $  (6,056)   $   5,218
Operating asset write-down                 37,780        4,216           --      (41,996)          --
Canceled contracts                          4,675       (1,916)        (324)      (2,435)          --
Vacated facilities                          8,960       (1,300)      (6,408)        (203)       1,049
Other                                       8,621          500       (4,104)      (2,851)       2,166
                                       -----------------------------------------------------------------
                                       $  143,998   $  (14,000)   $ (68,024)   $ (53,541)   $   8,433
                                       -----------------------------------------------------------------
                                       -----------------------------------------------------------------


CHARGE FOR IMPAIRMENT OF LONG-LIVED ASSETS As a result of the processes described above, we also found it necessary to downsize our vector supercomputer business, necessitating an evaluation of the ongoing value of the associated plant and equipment and intangible assets. Based on this evaluation, we determined that assets (principally a specific-use manufacturing facility; supercomputers used in product design, support and manufacturing and other machinery and equipment) with a carrying amount of $50 million were impaired and wrote them down by $47 million to their fair value. Fair value was principally based on estimated exchange and resale value.

NOTE 4. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income
(loss) per share (in thousands, except per share amounts):

                                                                  -----------------------------------
                                                                          Years Ended June 30
                                                                  -----------------------------------
                                                                       1999         1998         1997
Net income (loss)                                                 $  53,829    $(459,627)   $  78,551
Less preferred stock dividends                                         (525)        (525)        (525)
                                                                  -----------------------------------
Net income (loss) available to common stockholders                $  53,304    $(460,152)   $  78,026
                                                                  -----------------------------------
Weighted average shares outstanding--basic                          186,374      186,149      175,548
Employee stock options and restricted shares                          3,053           --        7,089
                                                                  -----------------------------------
Weighted average shares outstanding--diluted                        189,427      186,149      182,637
                                                                  -----------------------------------
Net income (loss) per share:
   Basic                                                          $    0.29   $    (2.47)   $    0.44
                                                                  -----------------------------------
   Diluted                                                        $    0.28   $    (2.47)   $    0.43
                                                                  -----------------------------------
Potentially dilutive securities excluded from computations
   because they are anti-dilutive                                     8,843       12,187        9,144
                                                                  -----------------------------------
                                                                  -----------------------------------



NOTE 5. FINANCIAL INSTRUMENTS

CASH EQUIVALENTS AND MARKETABLE AND RESTRICTED INVESTMENTS The following table summarizes by major security type the fair value of SGI's cash equivalents and marketable and restricted investments at June 30, 1999 and 1998 (in thousands):


                                                                             -----------------------
                                                                                   1999         1998
U.S. commercial paper                                                          $ 253,227    $ 296,789
Certificates of deposit and time deposits                                        143,080       93,590
Money market funds                                                               128,600       17,800
Corporate notes and bonds                                                         64,480           --
Repurchase agreements                                                             40,000       36,000
U.S. government securities                                                        26,217      151,933
Money market preferreds                                                               --       40,000
Other                                                                              4,323           --
                                                                              -----------------------
   Total                                                                         659,927      636,112
Less amounts classified as cash equivalents                                     (448,675)    (406,031)
                                                                              -----------------------
   Total marketable and restricted investments                                 $ 211,252    $ 230,081
                                                                              -----------------------
                                                                              -----------------------


At June 30, 1999 and 1998, the amortized cost of cash equivalents and marketable and restricted investments approximates fair value. Gross unrealized gains and losses were not significant in fiscal 1999 or 1998. Gross realized gains and losses on sales of available-for-sale securities were not significant in fiscal 1999, 1998 or 1997.

FINANCIAL INSTRUMENTS WITH DERIVATIVE RISK (OFF-BALANCE SHEET) The notional principal amounts of our currency forward contracts at June 30, 1999 and 1998 were $3 million and $103 million, respectively. There were no currency options outstanding at June 30, 1999. The notional principal amount of our currency options at June 30, 1998 was $79 million. The notional principal amounts for off-balance-sheet instruments provide one measure of the transaction volume outstanding at year end, and do not represent the amount of our exposure to credit loss or market risk. Credit risk is our gross exposure to potential accounting loss on currency forward contracts if all counterparties failed to perform as agreed at the contracted rates and contracts had to be replaced at rates prevailing at each respective date.

We transact business in various foreign currencies, including the major European currencies and the Japanese yen. We have established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. We use derivatives in the form of currency forward contracts and currency options in our programs. All currency forward contracts related to recorded transactions expire within one year. All currency forward contracts related to firmly committed customer transactions expire within two and one-half years. All currency forward contracts related to anticipated transactions expire within six months. Deferred gains and losses on contracts related to firmly committed transactions and anticipated transactions were not significant in fiscal 1999, 1998 or 1997.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts and estimated fair values of SGI's financial instruments at June 30, 1999 and 1998 are summarized as follows (in thousands):


                                                    -------------------------------------------------
                                                                1999                       1998
                                                    -------------------------------------------------
                                                      Carrying                  Carrying
                                                        Amount   Fair Value       Amount   Fair Value
Cash and cash equivalents                           $  571,120    $ 571,120    $ 506,639    $ 506,639
Marketable and restricted investments                  211,252      211,252      230,081      230,081
Debt instruments                                       360,670      329,065      371,261      331,525
Currency forward contracts                               2,181        2,790       (3,577)        (822)
Currency options                                            --           --          592          163
                                                    -------------------------------------------------



NOTE 6. CONCENTRATION OF CREDIT AND OTHER RISKS

CREDIT RISK Financial instruments that potentially subject SGI to concentration of credit risk consist principally of cash investments, currency forward contracts and trade receivables. We place our investments and transact our currency forward contracts with high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty, and generally do not require collateral. The credit risk on receivables due from counterparties related to currency forward contracts is immaterial at June 30, 1999 and 1998. We perform ongoing credit evaluations of our customers and, except in connection with the sales of supercomputers, generally do not require collateral. We maintain reserves for potential credit losses and such losses have been within our expectations.

PRODUCTION Most of our products incorporate certain components that are available from only one or from a limited number of suppliers. Many of these components are custom designed and manufactured, with lead times from order to delivery that can exceed 90 days. Shortages of various essential materials could occur due to interruption of supply or increased demand in the industry. In addition, we increasingly outsource certain aspects of our production, including the entire Windows NT-based workstation product line, to third parties. If we were unable to procure certain such components or sustain our outsourced production capacity, it could affect our ability to meet demand for our products which would have an adverse effect upon our results.

INTERNATIONAL OPERATIONS We derive approximately half of our revenue from sales outside the United States. In addition, many key components are produced outside the United States. Therefore, our results could be negatively affected by such factors as changes in foreign currency exchange rates, trade protection measures, longer accounts receivable collection patterns, and changes in regional or worldwide economic or political conditions. The risks of our international operations are mitigated in part by our foreign exchange hedging program and by the extent to which our sales and manufacturing activities are geographically distributed.

Our sales to foreign customers also are subject to export regulations, with sales of most of our high-end products requiring clearance and export licenses from the U.S. Department of Commerce. Our export sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of our products. The Departments of Commerce and Justice are currently conducting civil and criminal investigations into SGI's compliance with the export regulations in connection with the sale of several computer systems to a customer in Russia during fiscal 1997.

We believe that these matters will be resolved without a significant adverse effect on our business. However, if our export privileges were limited or denied, our results would be adversely affected.

NOTE 7. INVENTORIES

Inventories at June 30, 1999 and 1998 are as follows (in thousands):

                                                      ----------------------
                                                           1999         1998
Components and subassemblies                          $  19,988    $ 114,139
Work-in-process                                          71,406       74,961
Finished goods                                           41,694       47,917
Demonstration systems                                    62,093       85,806
                                                      ----------------------
Total inventories                                     $ 195,181    $ 322,823
                                                      ----------------------

NOTE 8. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 1999 and 1998 are as follows (in thousands):

                                                    ------------------------
                                                          1999         1998
Land and buildings                                   $  94,630    $ 123,437
Machinery and equipment                                639,166      644,144
Furniture and fixtures                                 117,418      118,602
Leasehold improvements                                 129,605      126,106
                                                    -----------   ----------
                                                       980,819    1,012,289
Accumulated depreciation and amortization             (600,051)    (566,869)
                                                    -----------   ----------
Net property and equipment                           $ 380,768    $ 445,420
                                                    -----------   ----------

NOTE 9. OTHER ASSETS

Other assets at June 30, 1999 and 1998 are as follows (in thousands):

                                                     ----------------------
                                                          1999         1998
Spare parts                                          $ 157,539    $ 146,024
Investments                                             82,561        1,418
Software licenses, goodwill and other                   99,568      116,666
                                                    ----------    ---------
                                                     $ 339,668    $ 264,108
                                                    ----------    ---------

Included in investments at June 30, 1999, is our investment in Wam!Net Inc.
(WNI). In March 1999, we entered into a series of agreements with WNI, a private company providing digital networking service that integrates high-speed digital file transfer with high-bandwidth data applications intended to improve production workflow in time-sensitive, data-critical industries such as the graphics arts, entertainment and medical imaging. Pursuant to those agreements, we acquired a minority interest in WNI preferred stock in exchange for $35 million in cash and title to our campus facility in Eagan, Minnesota, valued at $38 million. We are accounting for this investment using the cost method. The two companies also have entered into preferred provider arrangements whereby WNI and SGI each agreed to purchase hardware, software and service from each other over a four-year period beginning January 1, 1999.

NOTE 10. LONG-TERM DEBT

Long-term debt at June 30, 1999 and 1998 is as follows (in thousands):

                                                                               ----------------------
                                                                                    1999         1998
Senior Convertible Notes due September 2004 at 5.25%                           $ 230,591    $ 230,591
Zero Coupon Convertible Subordinated Debentures due
   November 2013 at 4.15%, net of unamortized discount of $3,313 in 1998              --        3,777
Convertible Subordinated Debentures due February 2011 at 6.125%,
   net of unamortized discount of $12,651 ($16,154 in 1998)                       54,674       65,846
Swiss Franc mortgage due June 2017 at 3.79% (3.77% in 1998),
   which resets quarterly                                                         18,116       19,893
Japanese Yen fixed rate loan due December 2001 at 2.06%                           49,493       42,005
Other                                                                              7,797        9,149
                                                                              -----------   ----------
                                                                                 360,671      371,261
Less amounts due within one year                                                  (5,700)      (4,801)
                                                                              -----------   ----------
Amounts due after one year                                                     $ 354,971    $ 366,460
                                                                              -----------   ----------

In November 1993, we issued Zero Coupon Convertible Subordinated Debentures (the "Zero Coupon Debentures") with an ultimate maturity amount of $455 million. In September 1997, we completed an offer to exchange our newly registered Senior Convertible Notes (the "Senior Notes") for up to all of our existing Zero Coupon Debentures. The Senior Notes are convertible into shares of common stock at a conversion price equal to $36.25 per share. The Senior Notes are redeemable at our option, beginning in 2002, at varying prices based on the year of redemption. The Senior Notes are redeemable at the holder's option in the event of the sale of all, or substantially all, of our common stock for consideration other than common stock traded on a U.S. exchange or approved for quotation on the Nasdaq National Market. We redeemed all remaining unexchanged Zero Coupon Debentures in fiscal 1999.

In connection with the Cray acquisition, SGI assumed the Cray Convertible Subordinated Debentures. These debentures are convertible into SGI's common stock at a conversion price of $78 per share at any time prior to maturity and may be redeemed at our option at a price of 100%. Prior to our acquisition of Cray, Cray repurchased a portion of the debentures with a face value of $33 million. The repurchase satisfied the first six required annual sinking fund payments of $6 million originally scheduled for the years 1997 through 2002. In fiscal 1999 we repurchased another portion of the debentures with a face value of $15 million. This repurchase satisfied the next two required annual sinking fund payments of $6 million originally scheduled for the years 2003 through 2004. Remaining annual sinking fund payments of $6 million each are scheduled from 2005 to 2010 with a final maturity payment of $35 million in 2011.

Principal maturities of long-term debt at June 30, 1999 are as follows (in millions): 2000 - $6; 2001 - $4; 2002 - $52; 2003 - $1; 2004 - $.3 and $298,
thereafter.

NOTE 11. LEASING ARRANGEMENTS AS LESSOR

We have entered into certain lease arrangements which are accounted for as sales. The net investment in sales-type leases at June 30, 1999 and 1998 is summarized as follows (in thousands):

                                                                              -----------------------
                                                                                    1999         1998
Total minimum lease payments receivable                                        $  10,457    $   1,284
Less unearned interest income                                                     (1,091)         (47)
                                                                               ----------   ----------
Net investment in sales-type leases                                                9,366        1,237
Less current portion                                                              (2,847)      (1,113)
                                                                              -----------   ----------
Long-term portion                                                              $   6,519    $     124
                                                                              -----------   ----------


Future minimum lease rents on noncancelable sales-type lease agreements at June 30, 1999 are as follows (in millions): 2000 - $4; 2001 - $3; 2002 - $2 and 2003 - $1.

NOTE 12. LEASING ARRANGEMENTS AS LESSEE

We lease certain of our facilities and some of our equipment under non-cancelable operating lease arrangements.

Future minimum annual lease payments under operating leases, net of subleases and rental income, at June 30, 1999 are as follows (in millions): 2000 - $63; 2001 - $48; 2002 - $38; 2003 - $23; 2004 - $18 and $194, thereafter.

Aggregate operating lease rent expense in fiscal 1999, 1998 and 1997 was (in millions): $71, $77 and $71, respectively.


NOTE 13. STOCKHOLDERS' EQUITY

PREFERRED STOCK TRANSACTIONS NKK Corporation ("NKK") owns 17,500 shares of Series A convertible preferred stock (see Note 18). The preferred stock pays a 3% cumulative annual dividend, has preference upon liquidation in the amount of the purchase price and has aggregate voting rights equivalent to 1,400,000 shares of common stock. The preferred stock is convertible into our common stock at certain times at the then-current price of the common stock. The preferred stock is perpetual, but is subject to redemption at our option at certain times if the market price of the common stock is below $8.75 per share.

STOCK AWARD PLANS We have various stock award plans which provide for the grant of incentive and nonstatutory stock options and the issuance of restricted stock to employees and certain other persons who provide consulting or advisory services to SGI. We grant incentive stock options at not less than the fair market value on the date of grant; the board of directors determines the prices of nonstatutory stock option grants and restricted stock. Under the plans, options and restricted stock generally vest over a fifty-month period from the date of grant.

In addition, we have a Directors' Stock Option Plan which allows for the grant of nonstatutory stock options to nonemployee directors at not less than the fair market value at the date of grant. Eligible directors are granted an option to purchase 30,000 shares of common stock on the date of their initial election as a director. On November 1 of each year, each eligible director is granted an option to purchase an additional 10,000 shares of common stock. These options generally vest in installments over a four-year period. At June 30, 1999, 876,200 shares were available for future option grants under the Directors' Stock Option Plan.

In July 1998, we effected an option exchange program to allow employees (excluding senior executives) to exchange their out-of-the-money options for new options at a more favorable exercise price. The new options have an exercise price of $11.125, the fair value on the date the exchange was announced, vest over the longer of two years or the original vesting schedule and could not be exercised prior to January 1999. As a result of the program, options to purchase approximately 12,800,000 shares with a weighted average exercise price of $19.70 were exchanged for new options.

At June 30, 1999, 1998 and 1997, there were 18,437,793, 10,832,173, and
10,749,128 unused shares, respectively, available for grant, and there were 820,625, 580,316 and 303,620 shares of restricted stock, respectively, subject to repurchase.

Activity under all of the stock award plans was as follows:

                                           1999                   1998                      1997
                          ----------------------------------------------------------------------
                           Number of   Weighted   Number of   Weighted    Number of     Weighted
                              Shares    Average      Shares    Average       Shares      Average
                               Under   Exercise       Under   Exercise        Under     Exercise
                              Option      Price      Option      Price       Option        Price
Balance at July 1         34,394,843    $ 16.59  34,753,548  $   16.92   38,056,701    $   19.53
   Options granted        20,013,148    $ 12.14  11,536,447  $   13.18   18,817,420    $   20.49
   Options exercised      (3,151,195)   $  8.05  (6,146,202) $    8.93   (3,703,246)   $   10.47
   Options forfeited     (12,803,398)   $ 19.70  (5,748,950) $   19.86   (4,862,813)   $   26.98
   Options canceled       (7,838,056)   $ 17.15          --  $      --  (13,554,514)   $   27.37
                         -----------------------------------------------------------------------
Balance at June 30        30,615,342    $13.15   34,394,843  $   16.59   34,753,548    $   16.92
                         -----------------------------------------------------------------------
Exercisable at June 30    13,286,532    $13.86   17,337,552  $   17.12   18,346,324    $   13.72
                         -----------------------------------------------------------------------


Additional information about options outstanding at June 30, 1999 is as follows:

                                          Options Outstanding          Options Exercisable
   ------------------------------------------------------------------------------------------------
                                         Weighted        Weighted                       Weighted
                                          Average         Average                        Average
          Exercise       Number of       Exercise     Contractual       Number of       Exercise
       Price Range          Shares          Price     Life (years)         Shares          Price
   $  0.96 - $ 10.00     2,070,419        $  7.02             2.5       1,869,276         $ 6.84
   $ 10.19 - $ 11.25    14,498,029        $ 11.13             6.7       5,761,399         $11.14
   $ 11.31 - $ 15.00    11,071,730        $ 13.74             8.5       3,093,467         $13.25
   $ 15.06 - $ 42.50     2,975,164        $ 25.06             6.0       2,562,390         $25.86
                        -------------------------                      -------------------------
                        30,615,342        $ 13.15                      13,286,532         $13.86
                        -------------------------                      -------------------------

Stock Purchase Plan We have an employee stock purchase plan under which eligible employees may purchase stock at 85% of the lower of the closing prices for the stock at the beginning of a twenty four-month offering period or the end of each six-month purchase period. The purchase periods generally begin in May and November. Purchases are limited to 10% of each employee's compensation. At June 30, 1999, we had issued 22,174,495 shares under the plan and we have reserved 2,885,505 shares for future issuance.

Grant Date Fair Values The weighted average estimated fair value of employee stock options granted at grant date market prices during fiscal 1999, 1998 and 1997 was $5.18, $6.32 and $5.94 per share, respectively. The weighted average exercise price of employee stock options granted at grant date market prices during fiscal 1999, 1998 and 1997 was $12.14, $13.20 and $20.56 per share, respectively. There were no employee stock options granted at below grant date market prices during fiscal 1999. The weighted average estimated fair value of employee stock options granted at below grant date market prices during fiscal 1998 and 1997 was $10.92, and $13.54 per share, respectively. The weighted average exercise price of employee stock options granted at below grant date market prices during fiscal 1998 and 1997 was $8.91 and $12.56 per share, respectively. The weighted average fair value of restricted stock granted during fiscal 1999, 1998 and 1997 was $12.51, $20.79 and $18.93 per share, respectively. The weighted average estimated fair value of shares granted under the Stock Purchase Plan during fiscal 1999, 1998 and 1997 was $4.97, $5.81 and $7.06 per share, respectively.

We estimated the weighted average fair value of options granted at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                          Employee Stock Options                Stock Purchase Plan Shares
                                    --------------------------------------------------------------------------
Years ended June 30                   1999         1998         1997          1999         1998         1997
Expected life (in years)               1.9          2.3          2.7           0.5          0.5          0.5
Risk-free interest rate               5.26%        5.58%        6.38%         4.97%        5.68%        5.45%
Volatility                            0.71         0.61         0.50          0.56         0.76         0.57
Dividend yield                        0.00%        0.00%        0.00%         0.00%        0.00%        0.00%
                                    --------------------------------------------------------------------------

PRO FORMA INFORMATION We have elected to follow APB 25 in accounting for our employee stock options. Under APB 25, we recognize no compensation expense in our financial statements except in connection with the grant of restricted stock for nominal consideration and unless the exercise price of our employee stock options is less than the market price of the underlying stock on the grant date. Total compensation expense recognized in our financial statements for stock-based awards under APB 25 for fiscal 1999, 1998 and 1997 was $5 million, $13 million and $5 million, respectively.

We determined the following pro forma information regarding net income and earnings per share as if we had accounted for our employee stock options and employee stock purchase plan under the fair value method prescribed by SFAS
123. For purposes of pro forma disclosures, the estimated fair value of the stock awards is amortized to expense over the vesting periods. The pro forma information is as follows (in thousands, except per share amounts):

                                                                                  Years ended June 30
                                                                          ------------------------------------
                                                                               1999          1998        1997
Pro forma net loss                                                        $ (13,696)   $ (538,260)   $    (14)
Pro forma net loss per share:
   Basic                                                                  $   (0.08)   $    (2.89)   $     --
   Diluted                                                                $   (0.08)   $    (2.89)   $     --
                                                                          ------------------------------------

STOCKHOLDER RIGHTS PLAN We have a stockholder rights plan which provides existing stockholders with the right to purchase one one-thousandth (0.001) preferred share for each share of common stock held in the event of certain changes in SGI's ownership. The rights plan may serve as a deterrent to certain abusive takeover tactics which are not in the best interests of stockholders.

STOCK REPURCHASE PROGRAM Our board of directors has authorized a program to repurchase up to 27,500,000 shares of our common stock in open market or in private transactions, option or other forward transactions and other potential methods. We have repurchased 19,264,500 shares of common stock at a cost of $311 million since commencement of the repurchase program. We utilize equity instrument contracts to facilitate our repurchase of common stock. At June 30, 1999, we have outstanding commitments to buy an aggregate of 6,000,000 shares of common stock under our equity forward purchase arrangement, including obligations that were transferred from previous sold put contracts. Under this arrangement, the purchase price will be paid within the next two and a half years at a pre-determined price based on the third-party's acquisition cost. The timing and method of payment (net-share or full physical settlement) is at our discretion. The purchase commitment under the equity forward is secured in part by collateral, reflected in our financial statements as restricted investments. Repurchased shares are available for use under our employee stock plans and for other corporate purposes. At June 30, 1999, approximately 2,235,500 shares remained uncommitted and available for our use under this stock repurchase program.

COMMON SHARES RESERVED We have reserved in the aggregate 60,328,957 shares of common stock issuable upon conversion of the Senior Notes and Convertible Subordinated Debentures, as well as shares issuable under our stock award and purchase plans.

NOTE 14. COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss), net of tax, are as follows (in thousands):

                                                                                  Years ended June 30
                                                                         --------------------------------------
                                                                               1999         1998          1997
Unrealized loss on available-for-sale investments                         $    (118)   $     (70)    $    (632)
Foreign currency translation adjustments                                     (1,525)       1,037        22,453
                                                                         --------------------------------------

Accumulated other comprehensive (loss) income                             $  (1,643)   $     967     $  21,821
                                                                         --------------------------------------
                                                                         --------------------------------------


NOTE 15. INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

                                                                                  Years ended June 30
                                                                         --------------------------------------
                                                                               1999         1998          1997
United States                                                             $  10,699    $(601,962)    $  84,508
International                                                               115,022        5,043        13,682
                                                                         --------------------------------------
                                                                          $ 125,721    $(596,919)    $  98,190
                                                                         --------------------------------------
                                                                         --------------------------------------

The provision for (benefit from) income taxes consists of the following (in thousands):

                                                                                  Years ended June 30
                                                                         ---------------------------------------
                                                                                1999          1998         1997
Federal:
   Current                                                                $  (44,972)  $    26,346   $   11,153
   Deferred                                                                   58,618      (185,555)      18,897
State:
   Current                                                                        93        25,488       20,771
   Deferred                                                                    5,455       (31,762)     (17,796)
Foreign:
   Current                                                                    38,244        12,727        6,633
   Deferred                                                                   14,454        15,464      (20,019)
                                                                         ---------------------------------------
                                                                          $   71,892    $ (137,292)    $ 19,639
                                                                         ---------------------------------------
                                                                         ---------------------------------------

The provision for (benefit from) income taxes reconciles to the amounts computed by applying the statutory federal rate to income (loss) before income taxes as follows (in thousands):

                                                                                  Years ended June 30
                                                                         ----------------------------------------
                                                                               1999         1998          1997
Tax at U.S. federal statutory rate                                        $  44,003    $(208,922)    $  34,366
State taxes, net of federal tax benefit                                       3,606       (4,078)        1,934
Earnings subject to foreign taxes at lower rates                                 --           --       (16,599)
Income of Foreign Sales Corporation not subject to U.S. tax                      --           --        (6,170)
Acquired in-process technology and non-deductible goodwill                       --       16,800            --
Research and experimentation credits                                             --         (670)       (7,748)
Net operating loss with no tax benefit                                       14,705       43,606         9,140
Foreign tax credits with no tax benefit                                       4,020       13,355            --
Other                                                                         5,558        2,617         4,716
                                                                         ----------------------------------------
Provision for (benefit from) income taxes                                 $  71,892    $(137,292)    $  19,639
                                                                         ----------------------------------------
                                                                         ----------------------------------------

We have made no provision for residual federal taxes on approximately $242 million of accumulated undistributed earnings of certain of our foreign subsidiaries since it is our intention to permanently invest such earnings in foreign operations. We have been granted exemptions from tax on income from certain manufacturing operations located outside the U.S. for years through 2007. We estimate the cumulative income tax benefits attributable to the tax status of this subsidiary to be $85 million at June 30, 1999.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at June 30, 1999 and 1998 are as follows (in thousands):

                                                                                       -----------------------
                                                                                            1999         1998
Deferred tax assets:
   Net operating loss carryforwards                                                    $ 191,145     $103,705
   General business credit carryforwards                                                  63,000       53,449
   Foreign tax credit carryforwards                                                       15,413       33,677
   Depreciation                                                                           49,226       40,435
   Capitalized research expenses                                                          33,661       32,768
   Inventory valuation                                                                    93,070      143,428
   Intercompany profit elimination                                                        18,284       64,283
   Reserves not currently deductible                                                      39,441       67,907
   Other                                                                                  90,725      103,655
                                                                                       -----------------------
     Subtotal                                                                            593,965      643,307
     Valuation allowance                                                                (105,364)     (90,705)
                                                                                       -----------------------
       Total deferred tax assets                                                         488,601      552,602
Deferred tax liabilities:
   Foreign taxes on unremitted foreign earnings, net of related U.S. tax liability        38,191       14,784
   Other                                                                                      --        8,881
                                                                                       -----------------------
     Total deferred tax liabilities                                                       38,191       23,665
   Total                                                                               $ 450,410     $528,937
                                                                                       -----------------------
                                                                                       -----------------------

At June 30, 1999, we had gross deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $594 million. The gross deferred tax assets are offset by a valuation allowance of $105 million and deferred tax liabilities of $38 million. The valuation allowance of $105 million includes $22 million attributable to benefits of stock option deductions, which, if recognized, will be allocated directly to paid-in capital. Realization of the majority of the net deferred tax assets is dependent on our ability to generate approximately $900 million of future taxable income. We believe that it is more likely than not that the assets will be realized based on forecasted income, including income from the planned divestiture of our interest in MIPS. However, there can be no assurance that we will meet our expectations of future income. On a quarterly basis, we will evaluate the realizability of the deferred tax assets and assess the need for additional valuation allowances.

At June 30, 1999, we had United States federal and foreign jurisdictional net operating loss carryforwards of approximately $382 million and $147 million, respectively. The federal losses will begin expiring in fiscal year 2007 and the foreign losses will begin expiring in fiscal year 2000. At June 30, 1999, we also had general business credit carryovers of approximately $46 million for United States federal tax purposes, which will begin expiring in fiscal year 2000.


NOTE 16. SEGMENT INFORMATION

SGI is a market leader in technical computing, offering powerful servers, supercomputers and visual workstations. We have three reportable segments:
Servers, Visual Workstations and Global Services. Reportable segments are determined based on several factors including customer base, homogeneity of products, technology, delivery channels and other factors. The Visual Workstations segment has two operating units and the Server segment has three operating units. Each operating unit has a vice president or senior vice president that reports directly to the Chief Executive Officer. The CEO evaluates performance and allocates resources to each of these operating units based on profit or loss from operations before interest and taxes. The CEO has been identified as the Chief Operating Decision Maker as defined by SFAS 131.

The Server segment's products include the Onyx2-TM- family of graphics supercomputers, the Origin-TM-200 family of servers, the Origin-TM-2000 family of high-performance servers and the Cray supercomputers. Our servers are high-performance multi-purpose computers designed to be the market leaders in technical computing applications, empowering insight in key industries such as manufacturing, government, entertainment, communications, energy, science and education. Our servers also have a growing presence in the commercial market with an emphasis on strategic business analysis, internet applications and digital media serving. In addition, our servers are used as storage management servers for managing very large data repositories that contain company critical information. These products are distributed through our direct sales force, as well as through indirect channels including resellers and distributors.

The Visual Workstation segment's products include the Silicon Graphics-R- 320 and Silicon Graphics-R- 540 visual workstations based upon the Intel microprocessor and the Windows NT operating system and the O2-R- and Octane-R- visual workstations based upon the MIPS-R- microprocessor and the IRIX operating system. The Company's visual workstations are used in a variety of applications including computer-aided design, medical imaging, 3D animation, broadcast, modeling and simulation. These products are distributed through the Company's direct sales force, as well as through indirect channels including resellers and distributors.

The Global Services segment supports our computer hardware and software products and provides professional services to help customers realize the full value of their information technology investments. Our professional services organization provides technology consulting, education, communication and entertainment services.

In addition to the aforementioned reportable segments, the sales and marketing, manufacturing, finance and administration groups also report to the CEO. Expenses of these groups are allocated to the operating units and are included in the results reported. The revenue and related expenses of our wholly-owned software subsidiary Alias|Wavefront and our majority-owned subsidiary MIPS, a designer of high-performance processors and related intellectual property, as well as certain corporate-level operating expenses are not allocated to operating units and are included in "Other" in the reconciliation of reported revenue and operating profit.

We do not identify or allocate assets or depreciation by operating segment, nor does the CEO evaluate segments on these criteria. Operating units do not sell product to each other, and accordingly, there is no inter-segment revenue to be reported. The accounting policies for segment reporting are the same as those described in Note 2, "Summary of Significant Accounting Policies."

Information on reportable segments is as follows (in thousands):

                                                                                  Years ended June 30
                                                                          ------------------------------------
                                                                                             Visual     Global
                                                                             Servers   Workstations   Services
1999:
Revenue from external customers                                           $1,217,965   $   647,182   $ 682,362
Segment profit (loss)                                                     $  (44,790)  $  (235,895)  $ 113,915
Significant noncash item:
   Asset valuation adjustments                                            $      --    $   (16,000)  $      --

                                                                          ------------------------------------
1998:
Revenue from external customers                                           $1,417,487   $   865,005  $ 630,416
Segment profit (loss)                                                     $ (215,562)  $  (155,961) $  39,952
Significant noncash items:
   Asset valuation adjustments                                            $      --    $   (18,800) $      --
   Write-off of excess spares                                             $      --    $        --  $ (30,000)
Vector supercomputer inventory and warranty-related charges               $  (98,500)  $        --  $ (15,700)

                                                                          ------------------------------------
1997:
Revenue from external customers                                           $1,795,206   $ 1,111,810  $ 571,141
Segment profit                                                            $   17,966   $    63,895  $ 104,613

                                                                          ------------------------------------

Reconciliation to SGI as reported (in thousands):


                                                                            Years ended June 30
                                                                  ------------------------------------
                                                                        1999         1998         1997
Revenue:
Total reportable segments                                         $2,547,509   $2,912,908   $3,478,157
Other                                                                201,448      187,702      184,444
                                                                  ------------------------------------
Total SGI consolidated                                            $2,748,957   $3,100,610   $3,662,601
                                                                  ------------------------------------
Operating profit (loss):
Total reportable segments                                         $(166,770)   $(331,571)   $  186,474
Other                                                                24,519      (58,987)     (21,368)
Restructuring                                                        14,000     (143,998)           --
Write-off of acquired in-process technology
  and other merger-related expenses                                   1,107      (14,905)     (10,757)
Write-down of impaired long-lived assets                                 --      (46,640)          --
Amortization of write-up of acquired Cray
  inventory and service contracts                                        --            --     (42,465)
                                                                  ------------------------------------
Total SGI consolidated                                            $(127,144)   $(596,101)   $ 111,884
                                                                  ------------------------------------
                                                                  ------------------------------------

No single customer represented 10% or more of our total revenue.

Geographic revenue for the three years ended June 30, 1999 is based on the location of the customer. Long-lived assets include all non-current assets except long-term restricted and marketable investments and net long-term deferred tax assets.

Geographic information is as follows (in thousands):


                                         Revenue                           Long-lived Assets
                          ---------------------------------------------------------------------------
                                1999         1998         1997         1999         1998         1997
Americas                  $1,535,729   $1,728,680   $2,071,709    $ 370,981    $ 376,358    $ 570,652
Europe                       753,904      830,819      936,184      301,088      288,995      242,847
Rest of World                459,324      541,111      654,708       48,367       44,175       49,042
                          ---------------------------------------------------------------------------
   Total                  $2,748,957   $3,100,610   $3,662,601    $ 720,436    $ 709,528    $ 862,541
                          ---------------------------------------------------------------------------
                          ---------------------------------------------------------------------------

NOTE 17. BENEFIT PLANS

401(k) RETIREMENT SAVINGS PLAN We provide a 401(k) investment plan covering substantially all of our U.S. employees. The plan provides for a minimum 25% Company match of an employee's contribution up to a specified limit, but allows for a larger matching subject to certain regulatory limitations. Our matching contributions for fiscal 1999, 1998 and 1997, were $6 million, $7 million and $11 million, respectively.

DEFERRED COMPENSATION PLAN We have a Non-Qualified Deferred Compensation Plan that allows eligible executives and directors to defer a portion of their compensation. The deferred compensation, together with Company matching amounts and accumulated earnings, is accrued but unfunded. Such deferred compensation is distributable in cash and at June 30, 1999 and 1998, amounted to approximately $5 million and $6 million, respectively. A participant may elect to receive such deferred amounts in one payment or in annual installments no sooner than two years following each annual election. Participant contributions are always 100% vested and our matching contributions vest as directed by the board of directors. There have been no matching contributions to date.

NOTE 18. RELATED PARTY TRANSACTIONS

We have from time to time engaged in significant transactions with related parties in the ordinary course of business. Related parties include: Northrop Grumman in fiscal 1999, and Northrop Grumman Corporation and Chrysler Corporation in fiscal 1998 and 1997, as a director of both Northrop Grumman and Chrysler became a member of our board of directors in fiscal 1996; and NKK through its indirect ownership of 100% of Series A Convertible Preferred Stock (see Note 13).

Total revenue for the years ended June 30, 1999, 1998 and 1997 included, in the aggregate, sales to related parties in the amount of $49 million, $87 million and $60 million, respectively. Purchases and aggregate amounts receivable from and amounts payable to such related parties were immaterial at June 30, 1999, 1998 and 1997.

NOTE 19. CONSOLIDATED STATEMENT OF CASH FLOWS

Other adjustments to reconcile net income (loss) to net cash provided by operating activities include the write-off of long-lived assets, the write-off of purchased intangibles and goodwill and accruals of compensation expense related to employee stock awards. The effect of exchange rate changes on cash balances is not material for any of the periods presented.

Supplemental disclosures of cash flow information (in thousands):


                                                     Years ended June 30
                                             ---------------------------------
                                                1999         1998         1997
Cash paid during the year for:
Interest                                     $ 21,000      $14,100     $10,200
Income taxes, net of refunds                  (42,000)       9,200      29,000
                                             ---------------------------------




Supplemental schedule of noncash investing and financing activities (in thousands):


                                                                            Years ended June 30
                                                                    ---------------------------------
                                                                       1999         1998         1997
Tax benefit from stock options                                      $   906      $ 11,700     $ 6,300
Capital lease financings                                              2,800         6,300          --
Exchange of property and equipment for minority
   interest investment in Wam!Net                                    37,600            --          --
Exchange of Senior Notes for Zero Coupon Debentures                       --      230,600          --
                                                                    ---------------------------------


NOTE 20. CONTINGENCIES

We are defending the lawsuits described below. We believe we have good defenses to the claims in each of these lawsuits and we are defending each of them vigorously.

We are defending putative securities class action lawsuits filed in the U.S. District Court for the Northern District of California and in California Superior Court for the County of Santa Clara in December 1997 and January 1998 alleging that SGI and certain of its officers made material misrepresentations and omissions during the period from July to October 1997.

We are also defending a securities class action lawsuit filed in January 1996 in the Northern District of California alleging that SGI and certain of its officers and directors made material misrepresentations and omissions during the period from September to December 1995. The lawsuit was dismissed with prejudice by the District Court in May 1996. On July 2, 1999, the U.S. Court of Appeals for the Ninth Circuit upheld the dismissal.

We are also defending a securities class action lawsuit involving Alias Research Inc., which we acquired in June 1995. The Alias case, which was filed in 1991 in the U.S. District Court for the District of Connecticut, alleges that Alias and certain of its former officers and directors made material misrepresentations and omissions during the period from May 1991 to April 1992. In October 1997, the defendants' motion to dismiss the amended complaint was granted. In April 1999, the U.S. Court of Appeals for the Second Circuit reversed the dismissal and remanded the case to the U.S. District Court for the District of Connecticut. The U.S. Court of Appeals has denied defendants' petition for rehearing en banc.

We have settled a securities class action lawsuit involving MIPS Computer Systems, Inc., ("MCSI") which we acquired in June 1992. The MCSI case, which was filed in 1992 in the Northern District of California, alleged that MCSI and certain of its officers and directors made material misrepresentations and omissions during the period from January to October of 1991. The parties to this case reached an agreement to settle the case in December 1998, the terms of which were reflected in a

Stipulation of Settlement filed with the Court in January 1999. Under the settlement agreement, the defendants have agreed to establish a $15 million escrow fund that shall be administered to pay the representative plaintiffs' costs and attorneys fees, to notify and certify members of the class and to pay the claims of class members. The settlement amount was largely covered by insurance. The settlement agreement provides for release of all parties' claims in connection with the class action and is subject to final approval of the Court.

We routinely receive communications from third parties asserting patent or other rights covering our products and technologies. Based upon our evaluation, we may take no action or we may seek to obtain a license. There can be no assurance in any given case that a license will be available on terms we consider reasonable, or that litigation will not ensue.

We are not aware of any pending disputes, including those described above, that would be likely to have a material adverse effect on SGI's financial condition, results of operations or liquidity. However, our evaluation of the likely impact of these pending disputes could change in the future.

NOTE 21. SALE OF INTEREST IN MIPS TECHNOLOGIES, INC.

On July 6, 1998, we closed an initial public offering of the common stock of our subsidiary, MIPS Technologies, Inc. ("MIPS"), a company formed by SGI that designs and develops RISC based microprocessor intellectual property for imbedded systems applications targeting the emerging market for digital consumer products. The offering consisted of SGI's sale of 4,250,000 shares of MIPS common stock for net proceeds of approximately $54 million and MIPS sale of 1,250,000 shares of MIPS common stock for net proceeds to MIPS of approximately $16 million.

In April 1999, the outstanding common stock of MIPS was recapitalized into Class A and Class B Common Stock to permit a multi-step divestiture of SGI's ownership interest in MIPS. In May 1999, SGI and MIPS closed a secondary public offering of $6,680,241 shares of the Class A Common Stock of MIPS owned by SGI for net proceeds of approximately $219 million. Following the secondary offering, there were 37,292,286 shares of MIPS common stock outstanding and we retained an approximately 67% ownership interest in MIPS. We have accounted for the MIPS transaction in accordance with APB 18, the Equity Method of Accounting for Investments in Common Stock, and the Securities and Exchange Commission's Staff Accounting Bulletin Topic 5:H. For the offerings of MIPS shares held by us, we included the excess of the net proceeds over the carrying value of those shares, or $273 million, in income in our consolidated statement of operations. For the offering of newly issued MIPS shares, the net proceeds of $16 million are included in additional paid-in capital in our consolidated balance sheet. We will continue to consolidate the results of MIPS' operations for so long as we retain a greater than 50% ownership interest in MIPS.

We currently intend to dispose of our remaining interest in MIPS in one or more transactions through public or private offerings. We expect our divestiture of our interest in MIPS to be completed in the first half of fiscal 2001 subject to market and other conditions.

NOTE 22. SUBSEQUENT EVENTS (UNAUDITED)

On August 4, 1999, pursuant to one of our lease agreements, as amended, we exercised our option to purchase five buildings on our Mountain View campus. The total purchase price will be approximately $125 million. We expect the purchase to close in September 1999. As a result of this transaction, the future minimum lease payments disclosed in Note 12 will be reduced by the following amounts (in millions): 2000 -$7; 2001 - $8 and 2002 - $9.

On August 10, 1999, we announced our plans to realign our business through a series of strategic alliances and restructuring actions. In particular, we announced our intentions to establish arrangements to transition our Windows NT-based line of visual workstations and our Cray-branded line of vector supercomputers to strategic partners who will assume the further development and distribution of these products lines. The result of these and other strategic alliances along with related reductions in marketing, sales and administrative personnel will be a smaller revenue base and workforce reduction of 1,000 to 1,500 in fiscal 2000. Further workforce reductions will occur as we transfer businesses to strategic partners.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SILICON GRAPHICS, INC.

We have audited the accompanying consolidated balance sheets of Silicon Graphics, Inc. as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Graphics, Inc. at June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



                                       /s/ Ernst & Young LLP



Palo Alto, California
July 20, 1999